As filed with the Securities and Exchange Commission on                     , 2003
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Southern Financial Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	54-1779978 (I.R.S. Employer Identification No.)

37 East Main Street

Warrenton, Virginia 20186
(540) 349-3900
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Georgia S. Derrico

Chairman and Chief Executive Officer
37 East Main Street
Warrenton, Virginia 20186
(540) 349-3900
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Charlotte M. Rasche Bracewell & Patterson, L.L.P. 711 Louisiana Street, Suite 2900 Houston, Texas 77002 (713) 221-1576	Timothy B. Matz Elias, Matz, Tiernan & Herrick, L.L.P. 734 15th Street, 12th Floor Washington, D.C. 20005 (202) 347-0300

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

     If any of the Securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Registered(1)	Per Share	Offering Price(3)	Registration Fee

Common Stock, $0.01 par value	1,008,000	(2)	$9,787,680	$791.82

(1)	Based upon an estimate of the maximum number of shares of common stock of Southern Financial Bancorp, Inc. to be issued pursuant to the Amended and Restated Agreement and Plan of Reorganization dated as of July 24, 2003 by and among Southern Financial, Essex Bancorp, Inc. and LoanCare Servicing Center, Inc.

(2)	Not applicable.

(3)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(2) under the Securities Act, based upon the book value of the Essex Bancorp common stock of $9.71 per share as of October 31, 2003 multiplied by the maximum number of shares of Essex Bancorp common stock to be acquired by Southern Financial in the merger described herein.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ESSEX BANCORP, INC.

9 Interstate Corporate Center
Norfolk, Virginia 23502
(757) 893-1300

                          , 2003

Dear Shareholders,

      You are cordially invited to attend the special meeting of shareholders of Essex Bancorp, Inc. to be held on                     ,                           , 2003 at            p.m. local time at                     , Norfolk, Virginia.

      At this important meeting, you will be asked to consider and vote on the approval of a merger agreement which provides for the merger of Essex with and into Southern Financial Bancorp, Inc. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Essex common stock, except any dissenting shares, will be converted into the right to receive up to 0.38719 shares of Southern Financial common stock in the following manner: (i) 0.35947 shares of Southern Financial common stock which will be issued upon completion of the merger and (ii) up to an additional 0.02772 shares of Southern Financial common stock which will be deposited into a holdback escrow on behalf of Essex shareholders for possible future distribution to you based upon the amount of losses, if any, incurred by Southern Financial after completion of the merger in connection with certain specified loans made by Essex prior to the execution of the merger agreement. The exchange ratio and the holdback exchange ratio are subject to adjustment in the manner and under the circumstances set forth in the merger agreement.

      You will also be asked to consider and vote upon the approval of an award by Essex of 21,000 shares of restricted Essex common stock to Gene D. Ross, President and Chief Executive Officer of Essex, which was approved by our board of directors in light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the merger and the spin off of LoanCare Servicing Center, Inc. as further described below.

      Additionally, you will be asked to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

      Based on the per share closing price of the Southern Financial common stock on                     , 2003 of $          , and a total exchange ratio of 0.38719, the per share value of the consideration to Essex shareholders as of that date would be $          and the total transaction value would be approximately $           million. Of this amount, Essex shareholders would receive consideration with a value of $          per share upon completion of the merger and $          per share would be held in escrow. If the merger were completed as of                     , 2003, Essex shareholders would own approximately           % of Southern Financial common stock outstanding after the merger.

      Pursuant to the merger agreement and a related distribution agreement, immediately prior to the merger, Essex will spin off to its shareholders, other than holders of restricted Essex common stock, all of the stock of its wholly-owned subsidiary LoanCare Servicing Center, Inc., formerly known as Essex Home Mortgage Servicing Corporation. Immediately following the spin off, LoanCare will issue to Southern Financial a number of newly-issued shares of LoanCare sufficient to give it a 24.9% interest in LoanCare following the spin off.

      The merger cannot be completed unless the holders of more than two-thirds of the outstanding shares of Essex common stock, voting in person or by proxy, vote in favor of approval of the merger agreement at the special meeting. The restricted stock award to Mr. Ross will not be approved unless the holders of more than 75% of the outstanding shares of Essex common stock, excluding any shares held by Mr. Ross, voting in person or by proxy, vote in favor of approval of the restricted stock award at the special meeting.

      In deciding whether to vote in favor of the merger agreement, you should be aware that on November 3, 2003, Southern Financial entered into an agreement and plan of reorganization with Provident Bankshares Corporation pursuant to which Southern Financial will be merged with and into

Provident. In connection with the Provident/ Southern Financial merger, shareholders of Southern Financial will receive 1.0875 shares of Provident common stock and $11.125 in cash for each share of Southern Financial common stock that they own, subject to adjustment in certain circumstances.

      The Provident/ Southern Financial merger is expected to close after the merger of Essex into Southern Financial. As a result, if both mergers are completed, and you do not sell your shares of Essex or Southern Financial, you will ultimately become a shareholder of Provident. The Provident/ Southern Financial merger is subject to a number of conditions, including regulatory approvals and approval of the shareholders of Southern Financial and Provident. We cannot assure you that the Provident/ Southern Financial merger will be consummated.

      Based on our reasons for the merger described herein, including the fairness opinion issued by our financial advisor, RP Financial, LC, our board of directors believes that the merger is fair to you and in your best interests. Accordingly our board of directors unanimously recommends that you vote FOR approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. Our board of directors (with Mr. Ross abstaining) also recommends that you vote FOR approval of the restricted stock award to Mr. Ross.

      The accompanying document gives you detailed information about the special meeting, the merger, the restricted stock award, the spin off and related matters. We urge you to read this entire document carefully, including the considerations discussed under “Risk Factors,” beginning on page      , and the appendices to this proxy statement/prospectus, which include the merger agreement.

      Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. Failure to vote your shares by proxy or in person at the special meeting will have the same effect as a vote against the merger agreement and against the restricted stock award.

      Thank you for your cooperation.

Sincerely,

GENE D. ROSS
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities Southern Financial is offering through this document are not savings or deposit accounts or other obligations of its bank subsidiary, and the securities are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund or any other governmental agency.

Proxy statement/prospectus dated                           , 2003

and first mailed to Essex shareholders on                           , 2003

[LOGO of Essex]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on                         , 2003

       Notice is hereby given that a special meeting of shareholders of Essex Bancorp, Inc., a Virginia corporation, will be held on                     , 2003, at            p.m., local time, at                     , Norfolk, Virginia, for the following purposes:

1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Reorganization, dated as of July 24, 2003, by and among Southern Financial Bancorp, Inc., Essex Bancorp, Inc. and LoanCare Servicing Center, Inc., which provides for the merger of Essex with and into Southern Financial as described in the accompanying proxy statement/ prospectus. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/ prospectus.

2. To consider and vote upon a proposal to approve an award by Essex of 21,000 shares of restricted Essex common stock to Gene D. Ross.

3. To consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

4. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

      Any action may be taken on the foregoing proposals at the special meeting on the date specified above or on any date or dates to which the special meeting may be adjourned or postponed. The close of business on                     , 2003 has been fixed as the record date for determining those shareholders entitled to vote at the special meeting or any adjournments or postponements of the special meeting. A complete list of shareholders entitled to vote at the special meeting will be available at the main office of Essex during the 10 days prior to the special meeting, as well as at the special meeting.

      If your shares are not registered in your own name, you will need additional documentation from the recordholder in order to vote personally at the special meeting.

By Order of the Board of Directors,

JENNIFER L. DEANGELO
Corporate Secretary

Norfolk, Virginia

                    , 2003

Your Vote is Very Important

      A proxy card is enclosed. Whether or not you plan to attend the special meeting, please complete, sign and date the proxy card and promptly mail it in the enclosed envelope. You may revoke your proxy in the manner described in the proxy statement/prospectus at any time before it is exercised. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

The board of directors of Essex unanimously recommends that you vote FOR approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. The board of directors of Essex (with Mr. Ross abstaining) also recommends that you vote FOR approval of the restricted stock award to Mr. Ross.

PLEASE NOTE

      We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

      This proxy statement/ prospectus has been prepared as of                     , 2003. There may be changes in the affairs of Essex or Southern Financial since that date which are not reflected in this document.

HOW TO OBTAIN ADDITIONAL INFORMATION

      This proxy statement/ prospectus incorporates important business and financial information about Southern Financial that is not included in or delivered with this document. This information is described on page  under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Patricia A. Ferrick

Chief Financial Officer
Southern Financial Bancorp, Inc.
37 East Main Street
Warrenton, Virginia 20186
Telephone (540) 349-3900
Facsimile (540) 349-3904

      To obtain timely delivery of the documents, you must request the information by                     , 2003.

Page

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	3
The Companies	3
Proposed Merger of Essex into Southern Financial	4
Terms of the Merger of Essex into Southern Financial	4
Recent Developments — Proposed Merger of Southern Financial into Provident Bankshares Corporation	5
Holdback Escrow Agreement	6
The Exchange of Essex Common Stock for Southern Financial Common Stock Will Generally Be Tax-Free to Shareholders	6
The Spin Off	7
Opinion of Essex’s Financial Advisor	7
Restricted Stock Award to Gene D. Ross	7
Southern Financial Plans to Continue to Pay Quarterly Dividend	8
Ownership of Southern Financial After the Merger	8
Comparative Market Prices and Dividend Data	8
Essex Special Meeting	8
Record Date Set at , 2003; More Than Two-Thirds Shareholder Vote Required to Approve Merger and More Than Three-Fourths Shareholder Vote Required to Approve the Restricted Stock Award	8
Recommendation of the Essex Board and Essex’s Reasons for the Merger	9
Members of Essex’s Management are Expected to Vote Their Shares For Approval of the Merger Agreement and the Restricted Stock Award	9
Effective Time of the Merger	9
Exchange of Essex Stock Certificates	9
Conditions to Completion of the Merger	10
Regulatory Approvals	11
Modifications or Waiver	11
Termination	11
Management After the Merger	12
Financial Interests of Essex Directors and Officers in the Merger	12
Comparison of Rights of Shareholders of Southern Financial and Essex	12
Rights of Dissenting Shareholders	13
Selected Historical Consolidated Financial Data of Southern Financial	14
Selected Historical Consolidated Financial Data of Essex	18
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	20
COMPARATIVE STOCK PRICES	28
RISK FACTORS	29
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	34
GENERAL INFORMATION	35
ESSEX SPECIAL MEETING	35
Date, Place and Time of the Special Meeting	35
Matters to be Considered	35
Shares Entitled to Vote, Quorum and Vote Required	35
Voting and Revocation of Proxies	36
Solicitation of Proxies; Expenses	36

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will happen in the merger?

A:	In the merger, Essex will be merged with Southern Financial, with Southern Financial being the surviving corporation. If the merger agreement is approved and the merger is subsequently completed, each outstanding share of Essex common stock, except any dissenting shares, will be converted into the right to receive up to 0.38719 shares of Southern Financial common stock. Further, for each outstanding share of your Essex common stock, except any dissenting shares, 0.02772 shares of Southern Financial common stock will be held in escrow on your behalf for possible future delivery to you based on whether and to the extent Southern Financial incurs any losses on specified loans made by Essex prior to the execution of the merger agreement. The exchange ratio and the holdback exchange ratio are subject to adjustment in the manner and under the circumstances set forth in the merger agreement.

Q:	When do you expect the merger to be completed?

A: We are working to complete the merger during February 2004.

Q:	What are the shareholders being asked to vote upon?

A:	The shareholders are being asked to approve (i) the merger agreement providing for the merger of Essex into Southern Financial, (ii) an award of 21,000 shares of restricted Essex common stock to Gene D. Ross, and (iii) the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Q:	What votes are required for approval?

A:	Approval of the merger requires the affirmative vote of holders of more than two-thirds of the shares of Essex common stock outstanding on , 2003. Approval of the restricted stock award requires the affirmative vote of more than 75% of the shares of Essex common stock outstanding on , 2003, excluding any shares held by Mr. Ross. Approval of the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the shares of Essex common stock outstanding on , 2003.

Q:	How does the board of directors recommend that I vote?

A:	Our board of directors, by a unanimous vote, has approved and adopted the merger agreement and recommends that the shareholders vote FOR approval of the merger agreement and FOR the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. Our board of directors (with Mr. Ross abstaining) has also approved the restricted stock award to Mr. Ross and recommends that the shareholders vote FOR approval of the restricted stock award to Mr. Ross.

Q:	What happens if I transfer my shares after the record date for the special meeting?

A:	The record date for the special meeting is earlier than the expected date of the merger. Therefore, if you transfer your shares of common stock after the record date, but prior to the merger, you will retain the right to vote at the special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Q:	What do I need to do now?

A:	After you have thoroughly reviewed this proxy statement/prospectus, simply indicate on your proxy card how you want to vote and sign, date and mail it in the enclosed envelope as soon as possible.

Q:	What happens if I don’t return a proxy card?

A:	The failure to return your proxy card will have the same effect as a vote against the merger agreement and against the restricted stock award to Mr. Ross unless you attend the special meeting in person and vote for the merger agreement and the restricted stock award.

Q:	May I vote in person?

A:	Yes. You may attend the special meeting and may vote your shares in person, rather than signing and mailing a proxy card.

Q:	May I change my vote after I have submitted my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting by following the instructions as detailed in the “Essex Special Meeting — Voting and Revocation of Proxies” on page . Before your proxy is voted, you may submit a new proxy or you may attend the special meeting and vote in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the merger and against the restricted stock award to Mr. Ross.

Q:	Do I have any rights to avoid participating in the merger?

A:	Yes. You have the right to withhold your vote for the merger, dissent from the merger and seek appraisal value for your shares in cash as described in “Proposal I — Approval of the Merger Agreement — Rights of Dissenting Shareholders” beginning on page . The appraised value may be more or less than the value of the Southern Financial common stock being paid in the merger.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q:	Who can help answer my questions?

A:	If you have additional questions about the merger or the restricted stock award, you should contact Gene D. Ross at Essex Bancorp, Inc., 9 Interstate Corporate Center, Norfolk, Virginia 23502; telephone (757) 893-1345.

SUMMARY

      This brief summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. We urge you to carefully read this entire document and the other documents we refer to in this document. These documents will give you a more complete description of the transaction we are proposing. For more information about Southern Financial, see “Where You Can Find More Information” on page           . We have included page references in this summary to direct you to other places in this proxy statement/prospectus where you can find a more complete description of the topics we have summarized. The number of shares and trading price of Southern Financial common stock, per share financial data for Southern Financial and pro forma financial data have all been adjusted to give effect to Southern Financial’s 10% stock dividend effective October 31, 2003 payable to shareholders of record as of October 15, 2003.

The Companies

Southern Financial Bancorp, Inc.

37 East Main Street
Warrenton, Virginia 20186
(540) 349-3900

      Southern Financial, a Virginia corporation, is a bank holding company registered under the Bank Holding Company Act, as amended. Through Southern Financial Bank, its wholly-owned subsidiary bank, Southern Financial conducts a complete range of commercial and personal banking activities throughout its market area which extends from Winchester in northwest Virginia to Richmond, approximately 150 miles to the southeast. In 2001, Southern Financial expanded its market to include Charlottesville, Virginia and surrounding counties and the District of Columbia. In 2002, Southern Financial acquired Metro-County Bank of Virginia, Inc., with five locations in the Richmond area, and in February 2003, it opened a second branch in Charlottesville, Virginia. In addition to the main office of Southern Financial Bank in Warrenton, Virginia, Southern Financial Bank operates a total of 28 full-service banking offices. At September 30, 2003, Southern Financial had, on a consolidated basis, total assets of $1.1 billion, total liabilities of $1.0 billion, total deposits of $750.0 million and total stockholders’ equity of $87.2 million.

Essex Bancorp, Inc.

9 Interstate Corporate Center
Norfolk, Virginia 23502
(757) 893-1300

      Essex is a Virginia corporation and a registered unitary savings and loan holding company under the Home Owner’s Loan Act, as amended. The principal asset of Essex is all of the outstanding capital stock of Essex Savings Bank, F.S.B., a federally-chartered savings bank which operates (i) five retail banking branches located in North Carolina and Virginia and (ii) Essex First Mortgage (“Essex First”), a division of Essex Savings Bank that engages in the origination and sale of residential mortgage loans, the origination of residential construction loans to individuals and builders and the participation in residential construction, acquisition and development and lot loans. Essex’s other principal operating subsidiary is LoanCare Servicing Center, Inc. (“LoanCare”), which is described below. At September 30, 2003, Essex had, on a consolidated basis, total assets of $389.8 million, total liabilities of $365.1 million, total deposits of $359.6 million and total shareholders’ equity of $24.7 million.

LoanCare Servicing Center, Inc.

9 Interstate Corporate Center
Norfolk, Virginia 23502
(757) 892-1700

      LoanCare is a Virginia corporation and a wholly-owned subsidiary of Essex Savings Bank which until October 8, 2003 was known as Essex Home Mortgage Servicing Corporation but had been doing business under the LoanCare name since 2001 in order to broaden its appeal to prospective clients and customers.

LoanCare is engaged primarily in the servicing of mortgage loans owned by Essex Savings Bank, governmental agencies and third-party investors. At September 30, 2003, LoanCare had total assets of $8.6 million, total liabilities of $1.7 million and total shareholder’s equity of $6.9 million.

Proposed Merger of Essex into Southern Financial (Page           )

      We have attached the amended and restated merger agreement to this document as Appendix A. Please read the entire merger agreement. It is the legal document that governs the merger.

      We propose a merger whereby Essex will merge with and into Southern Financial. We expect to complete the merger in February 2004.

Terms of the Merger of Essex into Southern Financial (Page           )

      If the merger is completed, each of your shares of Essex common stock will automatically become the right to receive up to 0.38719 shares of Southern Financial common stock. Of this number of shares, you will receive, for each share of your Essex common stock, 0.35947 shares of Southern Financial common stock upon completion of the merger and an additional 0.02772 shares of Southern Financial common stock will be deposited into the holdback escrow on your behalf for possible future distribution to you based on whether and to the extent that Southern Financial incurs any losses within 18 months after completion of the merger related to specified loans made by Essex prior to execution of the merger agreement, as further described in this proxy statement/ prospectus.

      The total exchange ratio is subject to adjustment if the price of Southern Financial common stock during the 10 consecutive trading days ending on and including the third trading day immediately prior to completion of the merger (“average share price”) is less than $24.10 but more than $22.68. Under these circumstances, the adjusted total exchange ratio will be calculated by dividing the product of $24.10 and the total exchange ratio of 0.38719 by the average share price. If the average share price is less than $22.68, Essex may elect to terminate the merger agreement, subject to the right, but not the obligation, of Southern Financial to adjust the total exchange ratio to a number determined by dividing the product of $22.68 and 0.38719 by the average share price.

      The holdback exchange ratio may also be increased if the total of Essex’s non-accrual loans, other real estate owned and accruing loans past due 90 days or more as of the end of the month preceding completion of the merger are greater than $3,242,068. If the holdback exchange ratio is adjusted, the closing exchange ratio would be decreased accordingly so the total exchange ratio remains unchanged. It is a condition to closing that the total of Essex’s non-accrual loans, other real estate owned and accruing loans 90 days or more past due not exceed $3,242,068. However, Southern Financial has agreed to waive this condition if Essex agrees to increase the holdback exchange ratio to reflect the difference between the sum of Essex’s non-accrual loans, other real estate owned and accruing loans past due 90 days or more and $2,701,723.

      If the proposal to approve the restricted stock award by Essex to Gene D. Ross is not approved by the Essex shareholders, then such restricted stock award will be canceled. In this event, there will be 21,000 fewer shares of Essex common stock issued and outstanding when the merger is completed, and the total exchange ratio will increase from 0.38719 to 0.39041 shares of Southern Financial common stock for each share of Essex common stock outstanding.

      As a result of potential changes to the closing exchange ratio and the holdback exchange ratio, you will not know the exact number of shares of Southern Financial common stock you will receive in connection with the merger when you vote on the merger agreement.

      The aggregate number of shares of Southern Financial common stock to be exchanged for each share of Essex common stock will be adjusted appropriately to reflect any change in the number of shares of Southern Financial common stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Southern Financial common stock received or to be received by holders of Southern Financial common stock, when the record date or payment occurs prior to the closing. Southern Financial declared a 10% stock dividend effective on October 31, 2003. The merger agreement, as amended and restated, gives effect to the stock dividend. The number of shares and trading price of Southern Financial common stock, per share financial data for Southern Financial and pro forma financial data in this proxy statement/prospectus have been adjusted to give effect to the stock dividend.

      Southern Financial will not issue any certificates for fractional shares of Southern Financial common stock in connection with the merger but will instead pay an amount of cash determined by multiplying the fractional share by the per share closing price of the Southern Financial common stock on the third trading day immediately prior to the effective time of the merger.

Recent Developments — Proposed Merger of Southern Financial into Provident Bankshares Corporation (Page      )

      On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation, a Maryland corporation, providing for the merger of Southern Financial with and into Provident (the “Provident Merger”). In connection with the Provident Merger, shareholders of Southern Financial will receive 1.0875 shares of Provident common stock and $11.125 in cash for each share of Southern Financial stock they own, subject to adjustment in certain circumstances. Based on the closing price of a share of Provident common stock of $31.05 on October 31, 2003, the trading day immediately preceding announcement of the transaction, the cash and stock consideration would have an aggregate value of $44.89 per share. The Provident Merger is expected to close after the merger of Essex into Southern Financial. As a result, if both mergers are completed, and you do not sell your shares of Essex or Southern Financial, you will ultimately become a shareholder of Provident.

      We cannot assure you that the Provident Merger will be completed, or if it is completed, when it will be completed and what the value of shares of Provident common stock will be following the merger. The Provident Merger is subject to a number of conditions, including regulatory approvals and approval by the shareholders of Southern Financial and Provident. It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident.

      Southern Financial and Provident presently intend to have their respective shareholders vote to approve the Provident Merger at their 2004 annual meetings of shareholders to be held during April 2004. It is expected that the merger of Essex into Southern Financial will be completed during February 2004. If the merger of Essex into Southern Financial proceeds as planned, shareholders of Essex will be shareholders of Southern Financial as of the record date for the Southern Financial annual shareholders meeting. As a result, you will receive a copy of the joint proxy statement/prospectus of Provident and Southern Financial containing information regarding Provident and the Provident Merger and will be entitled to vote on the transaction. If the mergers do not proceed according to the expected timeline, you may not be a shareholder of Southern Financial as of the record date for the Southern Financial annual shareholders meeting and may not be entitled to vote on the Provident Merger.

      If both mergers are completed, and you do not sell your shares of Essex or Southern Financial, you will ultimately become a shareholder of Provident. For example, if you hold 200 shares of Essex common stock, the closing exchange ratio in the merger is 0.35947 and the holdback exchange ratio is 0.02772, at closing you will receive 71 shares of Southern Financial common stock and a cash payment instead of the 0.894 of a share of Southern Financial common stock you would otherwise own. In addition, 5 shares of Southern Financial common stock, plus cash instead of the 0.544 of a share you would otherwise own, will be placed in the holdback escrow on your behalf. If you continue to hold the 71 shares of Southern Financial common stock you received at closing until completion of the Provident Merger, you will receive 77 shares of Provident common stock, $789.88 in cash and a cash payment instead of the 0.2125 of a share of Provident common stock you would otherwise own. You may also receive shares of Provident common stock upon distribution from the holdback escrow, as further described in this proxy statement/prospectus.

Holdback Escrow Agreement (Page      )

      Of the shares of common stock that Southern Financial will issue in the merger, Southern Financial, as escrow agent, will hold approximately 70,576 shares of Southern Financial common stock in escrow to cover possible losses of principal, interest and late fees that may be incurred by Southern Financial in the 18-month period following completion of the merger with respect to certain specified loans made by Essex prior to execution of the merger agreement and identified in Schedules 2.2(c) and 2.2(d) to the merger agreement. At the end of the 18-month period, or sooner if all of the Schedule 2.2(c) loans and Schedule 2.2(d) loans, less $2,701,723, are paid in full (the “holdback payment date”), the escrow agent shall distribute to the Essex shareholders, for each share of Essex common stock exchanged for Southern Financial common stock in the merger, a number of holdback shares equal to the holdback exchange ratio of 0.02772 or the adjusted holdback exchange ratio, if applicable, multiplied by the quotient determined by dividing (x) the sum of (i) the outstanding balance of the Schedule 2.2(c) loans as of the calendar month end preceding the closing date for the merger and (ii) the outstanding balance of the Schedule 2.2(d) loans as of such date (in the aggregate, the “Loan Amount”), minus the amount of any losses of principal, interest and late fees incurred by Southern Financial after the merger and prior to the holdback payment date on the Schedule 2.2(c) loans and the amount of any such losses during such period on the Schedule 2.2(d) loans above $2,701,723, by (y) the Loan Amount. At September 30, 2003, the Schedule 2.2(c) loans and the Schedule 2.2(d) loans amounted to $19.4 million in the aggregate. Each Essex shareholder will also receive his or her pro rata share of any dividends paid with respect to such holdback shares and cash in lieu of any fractional share interests. The form of the holdback escrow agreement is attached to this proxy statement/ prospectus as Appendix B.

      While the shares are held in escrow, the Essex shareholders will not receive any dividends paid on the shares until such time, if ever, that the shares are issued. However, former Essex shareholders will be responsible for paying federal income tax on any dividends paid during the 18-month period. See “Proposal I — Approval of the Merger Agreement — Certain Material Federal Income Tax Consequences” on page      . The rights of Essex shareholders under the holdback escrow agreement are not transferable other than by will or by the laws of descent and distribution.

      Pursuant to the merger agreement, Essex agreed to use its reasonable best efforts to have the shareholders of Essex irrevocably appoint a representative (the “shareholder representative”) as attorney in fact and agent of the Essex shareholders for purposes of the holdback escrow agreement. The purpose of such appointment generally is to facilitate distribution of the shares of Southern Financial common stock which are the subject of the holdback escrow agreement to former Essex shareholders in accordance with the terms of such agreement. By voting to approve the merger agreement, you will be deemed to have irrevocably appointed                     to function as your shareholder representative for this purpose. If you do not vote to approve the merger agreement, the shareholder representative will have no authority to represent you in connection with matters relating to the holdback escrow agreement.

The Exchange of Essex Common Stock for Southern Financial Common Stock Will Generally Be Tax-Free to Shareholders (Page      )

      Southern Financial has received an opinion from its legal counsel that generally for United States federal income tax purposes, your exchange of shares of Essex common stock for shares of Southern Financial common stock will not cause you to recognize any gain or loss. However, you will recognize gain or loss in connection with the receipt of cash in lieu of a fractional share of Southern Financial common stock. The opinion of counsel was filed as an exhibit to the registration statement, of which this proxy statement/ prospectus is a part.

      Our obligation to complete the merger is conditioned on, among other things, receipt by each of Essex and Southern Financial of an updated opinion of counsel for Southern Financial that the exchange of shares, except for a gain or loss recognized in connection with the receipt of cash instead of a fractional share, will be tax-free for federal income tax purposes. The conditions relating to the receipt of the tax opinion may be waived by Southern Financial or Essex. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Essex would re-solicit the approval of its shareholders prior to completing the merger.

      This tax treatment may not apply to every Essex shareholder. Determining the actual tax consequences of the merger to you may be complicated and will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The Spin Off (Page      )

      Pursuant to the merger agreement and a related distribution agreement, immediately prior to the merger, Essex will spin off to its shareholders, other than holders of restricted Essex common stock, all of the stock of LoanCare. Immediately following this spin off, LoanCare will issue to Southern Financial a number of newly-issued shares of LoanCare sufficient to give it a 24.9% interest in LoanCare following the spin off. For additional information regarding LoanCare and the spin off, see the Information Statement attached as Appendix E to this document.

Opinion of Essex’s Financial Advisor (Page      )

      RP Financial, LC has delivered a written opinion to the Essex board of directors that, as of the date of this proxy statement/ prospectus, the merger consideration is fair to the holders of Essex common stock from a financial point of view. We have attached this opinion to this document as Appendix C. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by RP Financial, LC in providing its opinion.

Restricted Stock Award to Gene D. Ross (Page      )

      In light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the merger and the spin off of LoanCare, the board of directors of Essex approved the grant of an award of 21,000 shares of restricted Essex common stock to Mr. Ross on October 15, 2003. Due to the timing and circumstances surrounding this grant, the grant is considered to be a change in control payment to Mr. Ross.

      Federal income tax law provides that such payments made to executives in connection with a change in control (such as the merger) in excess of certain amounts are characterized as “parachute payments.” Although the payments and benefits to Mr. Ross under the change in control agreement and severance policy are estimated to be less than the threshold amount for characterization as “parachute payments,” the grant of the restricted stock award causes Mr. Ross’ total change in control payments and benefits to exceed this threshold amount. This characterization results in the loss of the tax deduction by Essex with respect to the total parachute payments made to Mr. Ross minus one times the average total compensation of Mr. Ross for the five calendar years preceding the year in which the merger is completed and subjects Mr. Ross to a 20% excise tax on this amount. Consequently, to avoid the adverse tax consequences described above, our board of directors has determined to submit the restricted stock award to the shareholders for approval. The payments will not be characterized as “parachute payments” if Mr. Ross’ right to receive these payments is approved at the special meeting by the holders of more than 75% of the outstanding shares of Essex common stock, excluding any shares owned by Mr. Ross. If such shareholder approval is not received, then the restricted stock award to Mr. Ross will be forfeited, the 21,000 shares will be cancelled and the total exchange ratio will increase. Approval of the restricted stock award to Mr. Ross will reduce the number of shares of Southern Financial common stock that you would otherwise receive in the merger.

      For further details regarding the restricted stock award, see “Proposal II — Approval of a Restricted Stock Award to Gene D. Ross” on page      .

Southern Financial Plans to Continue to Pay Quarterly Dividends (Page      )

      Following the merger, subject to applicable statutory and regulatory restrictions, Southern Financial intends to continue its practice of paying quarterly cash dividends. For the third quarter of 2003, Southern Financial paid a cash dividend of $0.17 per share, adjusted to give effect to the 10% stock dividend effective October 31, 2003. Under the Provident merger agreement, Southern Financial agreed that until the Provident Merger is completed, it will not pay quarterly dividends in excess of $0.17 per share.

Ownership of Southern Financial After the Merger

      Based on a total exchange ratio of 0.38719, in connection with the merger, Southern Financial would issue a total of approximately 985,795 shares of its common stock to former Essex shareholders (including approximately 70,576 shares held pursuant to the holdback escrow agreement). Based on these assumptions, after the merger on a fully diluted basis (which includes the issuance of approximately 70,576 shares of Southern Financial common stock into the holdback escrow account), former Essex shareholders would own approximately           % of the outstanding shares of Southern Financial common stock.

Comparative Market Prices and Dividend Data (Page      )

      Shares of Southern Financial are quoted on the Nasdaq Stock Market under the symbol “SFFB.” On July 23, 2003, the last trading day before we announced the merger, after giving effect to Southern Financial’s 10% stock dividend, Southern Financial common stock closed at $29.05 per share. On                     , 2003, Southern Financial common stock closed at $                    per share. The market price of the Southern Financial common stock will fluctuate prior to the merger, in part in relation to the market price of the Provident common stock. You should obtain the current stock quotation for Southern Financial common stock. Shares of Essex common stock are not traded on any established public trading market, and management of Essex is not aware of any transactions in the Essex common stock since Essex became a privately-held company in August 2001.

Essex Special Meeting (Page      )

      The special meeting of Essex shareholders will be held on                     , 2003, at      p.m., local time, at                     , Norfolk, Virginia. At the special meeting, you will be asked:

•	to approve the merger agreement that provides for the merger of Essex with and into Southern Financial;

•	to approve an award of 21,000 shares of restricted Essex common stock to Gene D. Ross;

•	to approve a proposal to adjourn the special meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

•	to act on any other matters that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.

Record Date Set at                     , 2003; More Than Two-Thirds Shareholder Vote Required to Approve Merger and More Than Three-Fourths Shareholder Vote Required to Approve the Restricted Stock Award (Page      )

      You can vote at the special meeting if you owned Essex common stock at the close of business on                     , 2003, the record date. You can cast one vote for each share of Essex common stock that you owned at that time. Approval of the merger agreement requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Essex common stock entitled to vote. Approval of the restricted stock award to Mr. Ross requires the affirmative vote of more than 75% of the outstanding shares of Essex common stock entitled to vote, excluding any shares held by Mr. Ross. Approval of the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement requires the affirmative vote of a majority of the outstanding shares of Essex common stock represented at the special meeting in person or by proxy. If you fail to vote, it will have the effect of a vote against the merger agreement and against the restricted stock award to Mr. Ross.

      You may vote your shares by attending the special meeting or by sending us your proxy if you are unable to or do not wish to attend the special meeting. If you are the record holder of your shares, you can revoke your proxy at any time before we take a vote at the special meeting by sending a written notice revoking the proxy or a later-dated proxy to the secretary of Essex, or by attending the special meeting and voting in person. If your shares are held in street name, you must contact your bank or broker if you wish to revoke your proxy.

Recommendation of the Essex Board and Essex’s Reasons for the Merger (Page      )

      Based on the reasons discussed elsewhere in this document, the board of directors of Essex believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote FOR the proposal to approve the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. The board of directors of Essex (with Mr. Ross abstaining) also recommends that you vote FOR the proposal to approve the restricted stock award to Mr. Ross.

Members of Essex’s Management are Expected to Vote Their Shares For Approval of the Merger Agreement and the Restricted Stock Award

      As of                           , 2003, the directors of Essex (4 persons) were entitled to vote 298,052 shares, or approximately 11.7% of the outstanding shares of Essex common stock entitled to vote at the special meeting. These shares are expected to be voted for approval of the merger agreement and for the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. These shares, except for any shares held by Mr. Ross, are also expected to be voted for approval of the restricted stock award to Mr. Ross.

Effective Time of the Merger

      The merger will become effective at the date and time specified in the certificate of merger to be issued by the Virginia State Corporation Commission. If Essex shareholders approve the merger at the special meeting, and if we obtain all required regulatory approvals and the other conditions to the parties’ obligations to effect the merger are met or waived by the party entitled to do so, we anticipate that the merger will be completed in February 2004, although delays could occur.

      We cannot assure you that we can obtain the necessary shareholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

Exchange of Essex Stock Certificates (Page      )

      After the effective time of the merger, you will receive a letter and instructions from Chase Mellon Shareholder Services, acting in its role as Southern Financial’s transfer agent, with respect to the procedures for surrendering your stock certificates representing shares of Essex common stock in exchange for stock certificates representing shares of Southern Financial common stock and cash in lieu of any fractional share interest. You must carefully review and complete these materials and return them as instructed along with your stock certificates for Essex common stock. Please do not send Essex or Southern Financial any stock certificates until you receive these instructions.

Conditions to Completion of the Merger (Page      )

      The completion of the merger depends on a number of conditions being met. These include, among others:

•	receipt of all required regulatory approvals of the merger and the other transactions contemplated by the merger;

•	approval of the merger agreement by Essex shareholders;

•	the registration statement of which this proxy statement/prospectus forms a part shall have become effective;

•	receipt by each of us of an opinion of Bracewell & Patterson, L.L.P. that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code;

•	authorization by the Nasdaq Stock Market for the listing of the shares of Southern Financial common stock to be issued in the merger;

•	material accuracy of the representations and warranties made by each of us as of the date of completion of the merger;

•	performance or compliance in all material respects by each of us with all covenants and obligations required by the merger agreement to be performed or complied with prior to completion of the merger;

•	absence of a material adverse change in the financial condition, results of operation or business of each of us;

•	execution of certain agreements related to the spin off and completion of the spin off and the related issuance of shares of LoanCare common stock to Southern Financial;

•	receipt by Essex of the opinion of a financial advisor that the merger consideration is fair to the Essex shareholders from a financial point of view;

•	payment of specified amounts to each of Gene D. Ross, Earl C. McPherson and Roy H. Rechkemmer, Jr. in connection with the termination of their respective employment agreements with Essex and the execution of a release agreement by each of them with respect to such payments;

•	completion of the audit on the financial statements of Essex as of and for the year ended December 31, 2003 and the issuance by KPMG LLP of an unqualified opinion in connection with the audit;

•	charge-off by Essex of all consumer home equity loans and lines of credit, home improvement loans and consumer installment loans that are 90 days or more past due;

•	confirmation that the total of Essex’s nonaccrual loans and other real estate owned and accruing loans past due 90 days or more do not exceed $3,242,068 as of the end of the calendar month preceding the closing date for the merger, provided that Southern Financial shall waive this condition if Essex elects to increase the holdback exchange ratio in the manner set forth in the merger agreement to reflect such increase in nonperforming assets; and

•	issuance of shares of Southern Financial common stock to Gene D. Ross with a value as of September 30, 2003 equal to $819,153 in satisfaction of an existing liability of Essex to Mr. Ross in this amount, plus any accrued interest from October 1, 2003 through the closing date.

A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (Page      )

      We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. In addition, we must make certain filings with the Office of Thrift Supervision in connection with the merger and the spin off. The U.S. Department of Justice is able to provide input into the approval process of the Federal Reserve Board and will have between 15 and 30 days following any approval of such agency to challenge the approval on antitrust grounds. Southern Financial and Essex are in the process of preparing and filing all necessary applications and notices with the applicable regulatory agencies.

      While we do not know of any reason that we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Modifications or Waiver (Page      )

      We may amend the merger agreement and each of us may waive our right to require the other party to adhere to any term or condition of the merger agreement. However, we may not amend the merger agreement or waive any term or condition in the merger agreement after the Essex special meeting of shareholders without approval of the Essex shareholders if the amendment by law could not be made without obtaining such approval of shareholders.

Termination (Page      )

      We can mutually agree at any time to terminate the merger agreement without completing the merger. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

•	any government agency denies an approval we need to complete the merger;

•	any governmental entity issues a final non-appealable order blocking the merger;

•	the approval of Essex shareholders is not obtained by reason of the failure to obtain the required vote at the special meeting;

•	the merger has not been completed by July 24, 2004 or such later date approved in writing by our boards of directors, unless the failure to complete the merger by that time is due to a breach of the merger agreement by the party that seeks to terminate the merger agreement; or

•	any party fails to comply in any material respect with any of its covenants or agreements or if any of its representations or warranties is defective in any material respect and such failure is not cured within 30 days after the terminating party gives written notice of such failure to the breaching party.

      In addition, Essex may terminate the merger agreement, without the consent of Southern Financial, if (i) it receives a superior proposal or (ii) if the average share price (as defined in the merger agreement) of the Southern Financial common stock is less than $22.68 and the exchange ratio is not subsequently adjusted by Southern Financial to a number of shares of Southern Financial common stock determined by dividing the product of $22.68 and 0.38719 by the average share price.

      Southern Financial may terminate the merger agreement if Essex’s board of directors resolves to (i) accept a superior proposal; (ii) recommend to its shareholders that they enter into a tender or exchange offer with a third party; or (iii) withdraw or modify its recommendation or approval of the merger agreement or recommend to Essex’s shareholders acceptance or approval of any alternate acquisition proposal.

      In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party except as specifically contemplated in the merger agreement.

      Provided that Southern Financial shall not be in material breach of any covenant or obligation under the merger agreement, Essex shall pay to Southern Financial the sum of $1.0 million if the merger agreement is terminated (i) by Essex because it has resolved to accept a superior proposal; (ii) by either party if the shareholders of Essex have not approved the merger and certain other conditions exist; or (iii) by Southern Financial as set forth in the second preceding paragraph.

Management After the Merger (Page      )

      The board of directors and executive officers of Southern Financial and Southern Financial Bank will not be changed by the merger.

Financial Interests of Essex Directors and Officers in the Merger (Page      )

      Some of the directors and officers of Essex have interests in the merger that differ from, or are in addition to, their interests as shareholders of Essex. These interests include:

•	the right of Essex’s directors and officers to continued indemnification and insurance coverage by Southern Financial for acts or omissions occurring prior to the merger;

•	Gene D. Ross, President and Chief Executive Officer of Essex, will enter into a 12-month noncompetition agreement with Southern Financial;

•	each of Gene D. Ross, Earl C. McPherson and Roy H. Rechkemmer, Jr. will receive specified payments in connection with the termination of their employment by Essex and their existing employment agreements with Essex;

•	each of Messrs. Ross, McPherson and Rechkemmer will receive distributions of the amounts in their respective accounts under the supplemental executive retirement plan maintained by Essex Savings Bank upon completion of the merger;

•	each of Messrs. Ross and Rechkemmer will receive payments under the general severance policy of Essex;

•	Gene D. Ross will receive 21,000 shares of restricted Essex common stock, which will vest upon completion of the merger, subject to shareholder approval as described in this proxy statement/prospectus;

•	at closing, Gene D. Ross will receive a number of shares of Southern Financial common stock with a value equal to $819,153 plus any accrued interest from October 1, 2003 through the closing date, in connection with the cancellation of an existing liability of Essex to Mr. Ross incurred upon the exercise of stock appreciation rights in November 1997; and

•	Gene D. Ross will enter into a three-year employment agreement with LoanCare upon completion of the spin off which provides, among other things, for the grant of restricted stock of LoanCare to Mr. Ross.

      The members of Essex’s board of directors knew about these additional interests and considered them in approving the merger agreement and the merger.

Comparison of Rights of Shareholders of Southern Financial and Essex (Page      )

      Essex is a Virginia corporation and the rights of Essex shareholders are governed by Virginia law and Essex’s articles of incorporation and bylaws. Southern Financial is a Virginia corporation and the rights of Southern Financial shareholders are governed by Virginia law and Southern Financial’s articles of incorporation and bylaws. Upon completion of the merger, Essex shareholders will become shareholders of Southern Financial and their rights will be governed by Southern Financial’s articles of incorporation and bylaws, in addition to Virginia law. Southern Financial’s articles of incorporation and bylaws will remain the same unless later altered, amended or repealed.

Rights of Dissenting Shareholders (Page      )

      As a shareholder of Essex, under Virginia law you have the right to dissent from the merger and have the appraised fair value of your shares of Essex common stock paid to you in cash.

      Persons having beneficial interests in Essex common stock held of record in the name of another person, such as a broker or bank, must act promptly to cause the record holder to take the actions required under Virginia law to exercise your dissenter’s rights. The appraised fair value may be more or less than the value of the shares of Southern Financial common stock being paid in the merger.

      In order to dissent, you must follow carefully the requirements of the Virginia statutes, including giving the required written notice before the vote on the merger agreement is taken at the special meeting. Those steps are summarized under the caption “Proposal I — Approval of the Merger Agreement — Rights of Dissenting Shareholders” on page      . A copy of the Virginia statutes addressing dissenters’ rights is attached as Appendix D to this proxy statement/prospectus.

      If you intend to exercise dissenters’ rights, you should read the statutes carefully and consult with your own legal counsel. You also should remember that, if you return a signed appointment of proxy but fail to provide instructions as to how your shares of Essex common stock are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert dissenters’ rights. Also, if you exercise dissenters’ rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. (See “Proposal I — Approval of the Merger Agreement — Certain Material Federal Income Tax Consequences” on page      ).

Selected Historical Consolidated Financial Data of Southern Financial

      The following table summarizes consolidated financial results of Southern Financial for the periods and at the dates indicated and should be read in conjunction with Southern Financial’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Southern Financial has previously filed with the Securities and Exchange Commission. Historical financial information for Southern Financial can be found in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2003 and its Annual Report on Form 10-K for the year ended December 31, 2002. See “Where You Can Find Additional Information” on page      for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the nine months ended September 30, 2003 and September 30, 2002 are unaudited, but management of Southern Financial believes that these amounts reflect all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. You should not assume the results of operations for past periods and for the nine months ended September 30, 2003 and 2002 indicate results that may be obtained for any future period.

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Income Statement Data:
Interest income	$39,928	$37,755	$51,130	$54,179	$37,810	$29,756	$27,857
Interest expense	10,986	13,214	17,375	27,147	20,009	14,308	14,220
Net interest income	28,942	24,541	33,755	27,032	17,801	15,448	13,637
Provision for loan losses	3,555	4,010	5,050	4,470	1,335	2,130	1,301
Net interest income after provision for loan losses	25,387	20,531	28,705	22,562	16,466	13,318	12,336
Non-interest income	4,952	3,706	4,369	6,934	4,553	2,834	3,145
Non-interest expense	16,236	13,225	18,401	16,992	13,440	14,589	10,687
Income before income taxes	14,103	11,012	14,674	12,504	7,579	1,563	4,794
Income taxes	4,471	3,501	4,661	4,090	2,429	602	1,442
Net income	9,632	7,511	10,012	8,414	5,150	961	3,352
Reconciliation to Non-GAAP Net Income (excluding gains/losses on investment securities and other assets)(1)
Income before taxes	$14,103	$11,012	$14,674	$12,504	$7,579	$1,563	$4,794
Merger-related expenses and provision	—	—	—	—	—	(3,885)	—
Gain (losses) on securities	(934)	(405)	(1,603)	1,266	(167)	—	68
Gains (losses) on other assets	289	(17)	(17)	962	380	—	—
Non-GAAP income before income taxes	14,748	11,434	16,294	10,276	7,366	5,448	4,726
Non-GAAP income taxes	4,676	3,635	5,176	3,361	2,361	1,678	1,422
Non-GAAP net income	10,072	7,799	11,118	6,915	5,005	3,770	3,304

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Per Share Data(2):
Reconciliation to Non-GAAP Earnings Per Share (excluding gains/losses on investment securities and other assets)(1)
Earnings per basic share	$1.61	$1.36	1.78	$1.90	$1.33	$0.26	$0.92
Merger-related expenses and provision	—	—	—	—	—	(0.77)	—
Gains (losses) on securities and other assets	(0.07)	(0.06)	(0.20)	0.34	0.04	—	0.01
Non-GAAP earnings per basic share	1.68	1.42	1.98	1.56	1.29	1.03	0.91
Earnings per diluted share	1.53	1.30	1.71	1.84	1.31	0.25	0.87
Merger-related expenses and provision	—	—	—	—	—	(0.76)	—
Gains (losses) on securities and other assets	(0.07)	(0.05)	(0.18)	0.33	0.05	0.02	0.01
Non-GAAP earnings per diluted share	1.60	1.35	1.89	1.51	1.26	0.99	0.86
Book value per share	14.36	13.49	13.58	11.93	9.46	7.81	8.35
Tangible book value per share	12.01	11.02	11.15	11.38	8.59	7.73	8.35
Weighted average shares outstanding:
Basic	5,992,725	5,505,839	5,614,255	4,428,700	3,877,539	3,685,586	3,644,241
Diluted	6,279,405	5,774,545	5,868,093	4,590,156	3,946,832	3,788,012	3,823,461
Shares outstanding at end of period	6,074,319	5,938,307	5,985,298	5,420,011	4,194,983	3,696,097	3,668,341
Period-end Balance Sheet Data:
Total assets	$1,106,906	$949,339	$970,227	$784,977	$609,936	$406,222	$404,254
Total loans receivable, net of deferred fees	614,221	605,217	605,094	418,328	318,912	237,980	209,417
Allowance for loan losses	10,615	10,264	10,257	7,354	4,921	3,452	3,062
Loans held for sale	13,406	—	514	—	220	442	603
Total investment securities	397,896	244,833	203,563	306,612	233,407	136,919	143,569
Total deposits	750,022	804,008	776,083	633,326	515,112	367,188	366,905
Other borrowings	236,435	37,682	83,456	55,500	34,000	5,000	3,500
Company-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures	23,000	13,000	13,000	13,000	13,000	—	—
Total liabilities	1,019,685	869,254	888,924	720,309	570,247	377,358	373,628
Total stockholders’ equity	87,221	80,085	81,303	64,668	39,689	28,864	30,626

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Selected Performance Ratios and Other Data:
Return on average assets(5)	1.26%	1.23%	1.18%	1.16%	1.09%	0.24%	0.92%
Return on average equity(5)	15.30	14.83	14.14	18.00	15.96	3.12	11.53
Selected performance ratios (excluding gains (losses) on investment securities and other assets:
Return on average assets	1.32	1.28	1.31	0.95	1.11	0.93	0.91
Return on average equity	16.00	15.40	15.70	14.80	16.21	12.24	11.37
Yield on earning assets(5)	5.64	6.63	6.44	7.97	8.60	7.82	8.12
Cost of funds(5)	1.79	2.66	2.50	4.51	5.37	4.71	5.03
Cost of funds including non-interest bearing deposits(5)	1.61	2.41	2.26	4.06	4.64	3.89	4.35
Net interest margin(5)	4.09	4.31	4.25	3.98	4.05	4.07	3.97
Efficiency ratio(4)	45.93	45.50	46.30	53.54	60.70	64.04	63.94
Stockholders’ equity to total assets	7.88	8.44	8.38	8.24	6.51	7.11	7.58
Stockholders’ equity to total tangible assets	6.68	7.00	6.98	7.98	8.95	7.11	7.58
Intangible assets	$14,247	$14,659	$14,558	$3,009	$3,639	$284	$—
Amortization of intangibles	240	189	306	371	152	—	—
Unrealized gains (losses)	(2,205)	967	82	2,011	236	(1,724)	287
Selected Average Balances:
Total loans receivable, net of deferred fees	$639,038	$485,245	$524,271	$353,147	$267,186	$219,286	$205,208
Total investment securities	283,210	267,101	258,535	320,007	169,248	159,013	134,901
Overnight deposits	21,882	7,344	10,548	6,213	3,642	2,504	2,845
Earning assets	944,130	759,690	793,354	679,367	440,076	380,803	342,954
Total assets	1,016,748	812,331	851,118	724,119	473,126	404,373	364,348
Interest bearing deposits	653,961	588,915	613,634	493,489	338,435	303,729	282,750
Other debt(3)	164,835	72,379	80,769	108,209	34,505	13,159	4,907
Total interest bearing liabilities	818,796	661,294	694,403	601,698	372,940	316,888	287,657
Non-interest bearing deposits	91,532	70,685	74,161	66,304	58,188	50,501	39,369
Total deposits	745,493	659,600	687,795	559,793	396,623	354,230	322,119
Stockholders’ equity	83,913	67,527	70,812	46,739	32,268	30,810	29,067
Allowance for loan losses:
Balance-beginning of period	$10,257	$7,354	$7,354	$4,921	$3,452	$3,062	$2,743
Provision for loan losses	3,555	4,010	5,050	4,470	1,335	2,130	1,301
Balance acquired from Metro-County Bank of Virginia	—	1,350	1,350	—	—	—	—
Balance acquired from First Savings Bank of Virginia	—	—	—	—	594	—	—
Net charge-offs	(3,197)	(2,450)	(3,479)	(2,037)	(460)	(1,740)	(982)
Balance-end of period	10,615	10,264	10,257	7,354	4,921	3,452	3,062

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Asset Quality:
Nonaccrual loans	$2,945	$1,460	$1,449	$1,473	$1,872	$522	$2,906
Other real estate owned	—	—	—	—	17	2,296	498
Total nonperforming assets	2,945	1,460	1,449	1,473	1,889	2,818	3,404
Provision for loan losses to net charge-offs	111.00%	164.00%	144.41%	219.40%	290.20%	122.10%	132.40%
Net charge-offs to average loans(5)	0.67	0.67	0.67	0.58	0.17	0.79	0.48
Nonperforming assets to total assets	0.27	0.15	0.15	0.19	0.31	0.75	1.06
Allowance for loan losses to nonperforming assets	360.46	703.01	707.89	499.25	262.87	661.30	105.37
Allowance for loan losses to total loans	1.73	1.70	1.70	1.76	1.54	1.45	1.46

(1)	Management of Southern Financial has presented Non-GAAP financial measures to exclude those items that are not considered part of Southern Financial’s core operating activity.

(2)	Adjusted to give effect to the 10% stock dividend effective October 31, 2003.

(3)	Includes company-obligated mandatorily redeemable preferred securities of subsidiary trusts.

(4)	Calculated by dividing total non-interest expense, net of amortization of intangibles, by net interest income plus total non-interest income, excluding gains and losses on securities and other assets. Management of Southern Financial has presented Non-GAAP financial measures to exclude these items that are not considered part of Southern Financial’s core operating activity.

(5)	Performance ratios for the nine months ended September 30, 2003 and 2002 have been annualized.

Selected Historical Consolidated Financial Data of Essex

      The following table summarizes consolidated financial results of Essex for the periods and at the dates indicated and should be read in conjunction with Essex’s consolidated financial statements and the related notes included herein. Financial amounts as of and for the nine months ended September 30, 2003 and September 30, 2002 are unaudited, but management of Essex believes that such amounts reflect all normal recurring adjustments necessary for a fair presentation of the results of operations and financial position for those periods. You should not assume the results of operations for past periods and for the nine months ended September 30, 2003 and 2002 indicate results that may be obtained for any future period.

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Income Statement Data:
Interest income	$11,074	$12,739	$16,710	$21,046	$22,202	$17,458	$15,430
Interest expense	4,644	6,753	8,523	13,917	14,559	11,184	9,778
Net interest income	6,430	5,987	8,187	7,129	7,643	6,274	5,652
Provision for loan losses	385	180	235	375	740	149	13
Net interest income after provision for loan losses	6,045	5,807	7,952	6,754	6,903	6,125	5,639
Noninterest income	5,402	3,352	4,783	3,378	2,580	3,331	2,713
Noninterest expense	9,041	7,424	10,062	9,127	8,315	8,685	7,857
Income before income taxes	2,406	1,735	2,673	1,005	1,168	771	495
Income taxes	944	659	40	386	(2,704)	(1,389)	(517)
Net income	1,462	1,076	2,633	619	3,872	2,160	1,012
Per Share Data:
Earnings (loss) per share, basic	$0.58	$0.43	$1.05	$0.40	$1.63	$0.19	$(0.73)
Earnings (loss) per share, diluted	0.58	0.43	1.05	0.40	1.08	0.07	(0.73)
Book value per share	9.89	8.68	9.31	8.26	20.62	16.97	14.93
Tangible book value per share	9.16	8.10	8.76	7.60	18.62	15.06	14.05
Weighted average shares outstanding (basic)	2,500,052	2,500,052	2,500,052	1,541,760	1,060,642	1,060,642	1,059,138
Weighted average shares outstanding (diluted)	2,500,052	2,500,052	2,500,052	1,541,760	1,604,358	2,835,973	1,059,138
Shares outstanding at end of period	2,500,052	2,500,052	2,500,052	2,500,052	1,060,642	1,060,642	1,060,642
Period-end Balance Sheet Data:
Total assets	$389,785	$305,063	$314,707	$302,813	$307,722	$277,739	$231,040
Loans receivable, net of deferred fees	233,488	243,543	241,836	260,754	267,595	240,579	194,513
Allowance for loan losses	1,496	1,558	1,446	1,837	1,740	1,697	1,845
Investment securities — available for sale	3,081	2,033	2,350	1,756	21	19	18
Investment securities — held to maturity	24,937	2,765	1,796	2,765	5,005	5,460	5,755
Total deposits	359,641	278,920	286,986	269,935	242,596	212,209	187,632
Total shareholders’ equity	24,729	21,706	23,271	20,650	21,867	17,995	15,835
Total capital	25,503	22,924	23,844	20,908	19,561	18,273	17,366

	As of and for the
	Nine Months Ended		As of and for the Year Ended
	September 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except share and per share data)
Selected Performance Ratios and Other Data:
Cost of funds including non-interest-bearing deposits(1)	1.92%	3.28%	3.08%	4.98%	5.39%	4.85%	5.19%
Net interest margin(1)(2)	2.70	2.90	2.98	2.47	2.81	2.71	2.93
Efficiency ratio(3)	78.98	81.06	77.58	86.87	81.34	91.85	94.07
Return on average assets(1)	0.56	0.48	0.87	0.20	1.32	87.00	0.49
Return on average equity(1)	8.28	6.81	12.31	2.86	20.71	13.28	6.71
Shareholders’ equity to total assets	6.82	7.02	7.04	7.08	6.39	6.55	7.28
Selected Average Balances:
Loans, net of deferred fees and allowance for loan losses	$248,041	$258,595	$255,089	$271,164	$258,199	$215,897	$178,078
Investment securities	4,886	3,114	3,889	3,984	4,408	4,523	3,902
Mortgage-backed securities	1,774	2,288	2,109	932	480	798	1,871
Federal funds sold	2,077	2,583	2,527	1,727	1,157	1,365	2,069
Earning assets	317,844	276,430	275,319	288,202	271,824	231,471	192,755
Total assets	351,622	300,385	303,582	306,051	292,537	248,362	207,236
Interest bearing deposits	225,489	226,993	225,380	234,949	204,634	184,379	157,183
Non-interest bearing deposits	94,186	28,585	37,079	19,757	16,618	16,691	9,504
Total deposits	319,675	255,578	262,459	254,706	221,252	201,070	166,687
Other debt	2,009	18,742	14,574	24,947	48,870	29,464	21,864
Shareholders’ equity	23,982	21,076	21,380	21,676	18,697	16,262	15,096
Allowance for Loan Losses:
Balance-beginning of period	$1,446	$1,837	$1,837	$1,740	$1,697	$1,845	$2,381
Provision for loan losses	385	180	235	375	740	149	13
Net charge-offs	335	459	626	278	697	297	549
Balance-end of period	1,496	1,558	1,446	1,837	1,740	1,697	1,845
Asset Quality:
Nonaccrual loans	$1,025	$1,208	$1,160	$1,402	$561	$884	$1,166
Total nonperforming assets	2,735	1,945	2,060	1,624	749	1,330	1,835
Net charge-offs to average loans(1)	0.19%	0.25%	0.25%	0.10%	0.27%	0.14%	0.32%
Nonperforming assets to total assets	0.70	0.64	0.65	0.54	0.24	0.48	0.79
Allowance for loan losses to nonperforming assets	54.72	80.14	70.18	113.11	232.20	127.58	105.30
Allowance for loan losses to total loans	0.64	0.64	0.60	0.70	0.65	0.71	0.95

(1)	Performance ratios for the nine months ended September 30, 2003 and 2002 have been annualized.

(2)	Net interest margin represents net interest income divided by average interest earning assets.

(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma financial information and related footnotes as of September 30, 2003 and for the nine months ended September 30, 2003 and the year ended December 31, 2002 are presented to show the impact of the merger and the spin off on the historical financial position and results of operations of Southern Financial. As a result of the merger and assuming no adjustment in the exchange ratio, Essex shareholders will receive 0.38719 shares of Southern Financial common stock for each share of Essex common stock outstanding, with cash paid for fractional share interests. The information set forth below does not take into account the proposed Provident Merger. See “Proposed Merger of Southern Financial into Provident Bankshares Corporation” on page      .

      The unaudited Pro Forma Consolidated Balance Sheet reflects the historical position of Essex and Southern Financial at September 30, 2003 with pro forma adjustments based on the assumption that the merger was effective September 30, 2003, the spin off was effective immediately prior to the merger and that the issuance of a number of shares of LoanCare common stock to Southern Financial so that it has a 24.9% ownership in LoanCare occurred at the same time as the completion of the merger. The pro forma adjustments are based on the purchase method of accounting. The unaudited Pro Forma Consolidated Statements of Income assume that the spin off, merger and issuance of shares of LoanCare to Southern Financial were consummated on January 1 of the earliest indicated period. The adjustments are based on information available and certain assumptions that Southern Financial believes are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time. The final allocation of the purchase price between stockholders’ equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Essex’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Essex will change the amount of the purchase price allocable to goodwill. Further, changes such as net income from October 1, 2003 through the date the merger is complete will also change the amount of goodwill recorded. In addition, the final adjustments may be different from the unaudited pro forma adjustments presented herein.

      The following information should be read in conjunction with and is qualified in its entirety by the consolidated financial statements and accompanying notes of Essex included with this proxy statement/prospectus and the consolidated financial statements and accompanying notes of Southern Financial incorporated by reference into this proxy statement/prospectus.

      The unaudited pro forma financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger been in effect as of the date or for the period presented.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

September 30, 2003

			Pro Forma Adjustments
	Southern
	Financial	Essex	Spin off		Merger		Proforma
	Bancorp, Inc.	Bancorp, Inc.	Transaction		Transaction		Combined

	(Dollars in thousands)
Assets:
Cash and due from banks	$23,346	$29,432	$(611	)(a)	$(2,766	)(c)	$49,401
Overnight earnings deposits	6,822	80,761	—				87,583
Investment securities, available for sale	153,082	3,081	(1,549	)(a)			154,614
Investment securities, held to maturity	237,992	24,937	—				262,929
Loans held for sale	13,406	3,776	—		85	(g)	17,267
Loans receivable, net	603,606	231,992	(264	)(a)	5,104	(g)	840,438
Intangible assets, net	2,451	—	—		3,849	(g)	6,300
Goodwill	11,796	—	—		9,910	(g)	21,706
Cash surrender value of life insurance	23,138	—	—				23,138
Premises and equipment	9,073	4,300	(535	)(a)			12,838
Other assets	22,194	11,506	(5,663	)(a)	3,000	(d)	—
			1,717	(b)
			1,733	(g)			34,487

Total assets	$1,106,906	$389,785	$(5,172)		$19,182		$1,510,701

Liabilities and
Stockholders’ Equity:
Deposits	$750,022	$359,641	$—		$3,945	(g)	$1,113,608
Advances from Federal Home Loan Bank	99,842	—	—				99,842
Securities sold under agreements to repurchase	136,593	—	—				136,593
Company-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures	23,000	—	—				23,000
Note payable	—	1,476	—				1,476
Other liabilities	10,228	3,940	(1,726	)(a)	(819	)(h)
					1,347	(f)	12,969

Total liabilities	1,019,685	365,057	(1,726)		4,473		1,387,488
Preferred stock	—	—	—	(a)	(25	)(e)
Common stock, $0.01 par value	61	25	—	(b)	10	(f)
					—	(g)	71
Paid-in capital	89,365	21,822	(809	)(a)	(21,013	)(e)
			3,450	(b)	31,713	(f)
					819	(h)	125,347
Retained earnings	—	2,875	(6,087	)(a)	3,211	(e)	—
Accumulated other comprehensive income	(2,205)	6			(6	)(e)	(2,205)

Total stockholders’ equity	87,221	24,728	(3,446)		14,709		123,213

Total liabilities and stockholders’ equity	$1,106,906	$389,785	$(5,172)		$19,182		$1,510,701

(a)	This adjustment reflects the spin off of Essex’s entire interest in LoanCare.

(b)	This adjustment reflects the pro rata allocation of the shares of Southern Financial common stock to be issued representing Southern Financial’s acquisition of 24.9% of LoanCare, represented as a minority interest, using the equity method. LoanCare’s total equity as of September 30, 2003 was $6,895,578, of which 24.9%, or $1,716,999, was acquired as part of the total purchase price of $35,173,166, plus pro rata allocation of goodwill totaling $1,733,380.

(c)	This adjustment reflects the estimated merger-related costs, tax effected at 35%. The offset to the cash outlay is goodwill.

(d)	This adjustment represents the shares issued as a part of the merger consideration and retained in escrow until the conditions set forth in the holdback escrow agreement are met or the 18-month term of the holdback escrow agreement expires.

(e)	This adjustment represents the elimination of equity of Essex as part of the purchase accounting transactions.

(f)	This adjustment represents the issuance of 985,795 shares of Southern Financial common stock to shareholders of Essex, excluding 54,871 shares which have been allocated to Southern Financial’s 24.9% interest in LoanCare (adjusted for the 10% stock dividend). (See Note (b)).

(g)	Goodwill calculated as follows, based on a stock price of $35.68 (adjusted to give effect to the 10% stock dividend), which was the price of the Southern Financial common stock on September 30, 2003:

	Purchase price	$35,173,166
add:	Estimated transaction costs, net of taxes	2,766,369
	Deferred tax liability created	1,347,150

			$39,286,685
	Net book value of Essex Bancorp, Inc. as of September 30, 2003	24,728,665
deduct:	75.1% of LoanCare, representing effect of spin off transaction	5,178,579

			19,550,086
	Total excess of purchase price over net book value		19,736,599
	Less: Excess of purchase price over net book value — LoanCare		1,733,380

	Excess of purchase price over net book value — Essex		18,003,219
	Less: Market value adjustments — loans held for sale		85,000
	Market value adjustments — loans receivable		5,104,000
	Market value adjustments — deposits		(3,945,000)
	Estimated core deposit intangible		3,849,000

	Goodwill		12,910,219
	Less: Holdback shares (See Note (d))		3,000,000

			$9,910,219

(h)	This adjustment represents the issuance of 19,274 shares of Southern Financial common stock to Gene D. Ross, President and Chief Executive Officer of Essex, to satisfy Essex’s obligation to Mr. Ross totaling $819,153 not including any accrued interest after September 30, 2003, which is reflected on Essex’s balance sheet as an other liability.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

Nine Months Ended September 30, 2003

			Pro Forma Adjustments
	Southern
	Financial	Essex	Spin off		Merger		Proforma
	Bancorp, Inc.	Bancorp, Inc.	Transaction		Transaction		Combined

	(Dollars in thousands)
Interest Income:
Loans	$30,345	$10,452	$(30)		$—		$40,767
Investment securities	9,583	622	—		(58	)(b)	10,147

Total interest income	39,928	11,074	(30)		(58)		50,914
Interest Expense:
Deposits	7,715	4,591	—		—		12,306
Borrowings	3,271	53	—		—		3,324

Total interest expense	10,986	4,644	—		—		15,630
Net interest income	28,942	6,430	(30)		(58)		35,284
Provision for loan losses	3,555	385	—		—		3,940

Net interest income after provision for loan losses	25,387	6,045	(30)		(58)		31,344
Noninterest Income:
Account maintenance and electronic banking fees	2,350	248			—		2,598
Commercial service fees	522	—	—		—		522
Other loan fees	440	3,776	(2,803	)(a)	—		1,413
Gain on sale of loans	1,272	—	—		—		1,272
Gain (loss) on investment securities, net	(934)	—			—		(934)
			301	(c)
Other income	1,302	1,378	(1,348	)(a)	—		1,633

Total noninterest income	4,952	5,402	(3,850)		—		6,504
Noninterest Expenses:
Employee compensation and benefits	8,824	5,181	(1,669	)(a)	—		12,336
Premises, equipment and data processing	4,526	1,659	(724	)(a)	—		5,461
Other	2,886	2,201	(818	)(a)	329	(d)	4,597

Total noninterest expenses	16,236	9,041	(3,211)		329		22,394
Income before taxes	14,103	2,406	(669)		(387)		15,454
Income tax expense	4,471	944	(369	)(a)	(135)		4,884

Net income	$9,632	$1,462	$(300)		$(252)		$10,570

Earnings per common share:
Basic	$1.61	$0.58					$1.51
Diluted	$1.53	$0.58					$1.45
Weighted average shares outstanding:
Basic	5,993	2,500			1,005	(e)	6,998
Diluted	6,279	2,500			1,005	(e)	7,284

(a)	This adjustment represents the spin off of LoanCare, adjusted for intercompany activity between Essex Savings Bank and LoanCare.

(b)	This adjustment represents the estimated cost of cash needed to fund merger-related costs.

(c)	This adjustment represents 24.9% of LoanCare earnings as of September 30, 2003. As a result of the spin off, LoanCare minority interest accounted for using the equity method.

(d)	This adjustment represents nine months amortization of core deposit premium of $3,849,000 which is being amortized over 10 years.

(e)	This adjustment represents the 985,795 shares of Southern Financial common stock to be issued in the merger, plus an estimated 19,274 shares in connection with a payment to Gene D. Ross, the President and Chief Executive Officer of Essex.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

Year Ended December 31, 2002

			Pro Forma Adjustments
	Southern
	Financial	Essex	Spin off		Merger		Proforma
	Bancorp, Inc.	Bancorp, Inc.	Transaction		Transaction		Combined

	(Dollars in thousands)
Interest Income:
Loans	$37,110	$16,425	$—		$—		$53,535
Investment securities	14,020	285	—		(116	)(b)	14,189

Total interest income	51,130	16,710	—		(116)		67,724
Interest Expense:
Deposits	14,102	8,191	—		—		22,293
Borrowings	3,273	332	—		—		3,605

Total interest expense	17,375	8,523	—		—		25,898
Net interest income	33,755	8,187	—		(116)		41,826
Provision for loan losses	5,050	235	—		—		5,285

Net interest income after provision for loan losses	28,705	7,952	—		(116)		36,541
Noninterest Income:
Account maintenance and electronic banking fees	2,707	410	—		—		3,117
Commercial service fees	543	—	—		—		543
Other loan fees	427	3,313	(2,233	)(a)	—		1,507
Gain on sale of loans	918	—	—		—		918
Gain (loss) on investment securities, net	(1,603)	4	—		—		(1,599)
			255	(c)
Other income	1,377	1,056	(1,039	)(a)	—		1,649

Total noninterest income	4,369	4,783	(3,017)		—		6,135
Noninterest Expenses:
Employee compensation and benefits	10,001	5,950	(1,493	)(a)	—		14,458
Premises, equipment and data processing	5,295	1,923	(700	)(a)	—		6,518
Other	3,105	2,189	(689	)(a)	435	(d)	5,040

Total noninterest expenses	18,401	10,062	(2,882)		435		26,016
Income before taxes	14,673	2,673	(135)		(551)		16,660
Income tax expense	4,661	40	122	(a)	(193)		4,630

Net income	$10,012	$2,633	$(257)		$(358)		$12,030

Earnings per common share:
Basic	$1.78	$1.05					$1.82
Diluted	$1.71	$1.05					$1.75
Weighted average shares outstanding:
Basic	5,614	2,500			1,005	(e)	6,619
Diluted	5,868	2,500			1,005	(e)	6,873

(a)	This adjustment represents the spin off of LoanCare adjusted for intercompany activity between Essex Savings Bank and LoanCare.

(b)	This adjustment represents the estimated cash needed to fund merger-related costs.

(c)	This adjustment represents 24.9% of LoanCare earnings as of December 31, 2002. As a result of the spin off, LoanCare minority interest accounted for using the equity method.

(d)	This adjustment represents one year amortization of core deposit premium of $3,849,000 which is being amortized over 10 years.

(e)	This adjustment represents the 985,795 shares of Southern Financial common stock to be issued in the merger, plus an estimated 19,274 shares in connection with a payment to Gene D. Ross, the President and Chief Executive Officer of Essex.

Summary of Historical and Pro Forma Per Share Selected Financial Data

      Set forth below is certain per share financial information for Southern Financial and Essex on a historical basis, on a pro forma combined basis and on a pro forma combined basis per Essex equivalent share. Also included are weighted average shares outstanding and shares outstanding at end of period for Southern Financial and Essex and on a pro forma basis. The information set forth below does not take into account the proposed Provident Merger. See “Proposed Merger of Southern Financial into Provident Bankshares Corporation” on page      for more information regarding the Provident Merger. All share and per share data for Southern Financial and the pro forma and pro forma equivalent share information has been adjusted to reflect a 10% stock dividend on the Southern Financial common stock effective October 31, 2003.

      The pro forma data was derived by combining the historical consolidated financial information of Southern Financial and Essex using the purchase method of accounting for business combinations. In July 2001, the Financial Accounting Standards Board issued Statement No. 142, “Goodwill and Other Intangible Assets,” which eliminates the requirement to amortize goodwill and requires goodwill to be evaluated annually, or more frequently if impairment indicators arise, for impairment.

      The pro forma data assumes that the merger, the spin off and the related issuance of shares of LoanCare common stock to Southern Financial were effected at the dates and at the beginning of the periods indicated. The Essex pro forma equivalent share information shows the effect of these transactions from the perspective of an owner of Essex common stock. The information was computed by multiplying the pro forma information based on an assumed total exchange ratio of 0.38719, which includes 0.02772 shares of Southern Financial common stock to be deposited in the holdback escrow (subject, in both cases, to adjustment in accordance with the terms of the merger agreement).

      You should read the information below together with the historical financial statements and related notes and other information of Essex included in this proxy statement/ prospectus and the historical financial statements and related notes that Southern Financial has presented in its prior Securities and Exchange Commission filings, which Southern Financial has incorporated into this document by reference. See “Where You Can Find Additional Information” on page      for instructions on how to receive copies of the incorporated information. We expect that Essex and Southern Financial will incur merger and integration charges as a result of combining their companies. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses. The unaudited pro forma combined data below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger.

	As of and for the
	Nine Months	As of and for the
	Ended	Year Ended
	September 30,	December 31,
	2003	2002

Basic earnings per share
Southern Financial	$1.61	$1.78
Essex	0.58	1.05
Pro Forma	1.51	1.82
Equivalent pro forma per share of Essex stock	0.58	0.70
Diluted earnings per share
Southern Financial	$1.53	$1.71
Essex	0.58	1.05
Pro Forma	1.45	1.75
Equivalent pro forma per share of Essex stock	0.56	0.68
Cash dividends per share
Southern Financial	$0.43	$0.38
Essex	—	—
Pro Forma	0.43 (1)	0.38 (1)
Equivalent pro forma per share of Essex stock	0.17	0.15
Book value per share
Southern Financial	$14.36	$13.58
Essex	9.89	9.31
Pro Forma	16.41	15.77
Equivalent pro forma per share of Essex stock	6.35	6.11
Weighted average common shares outstanding (basic)
Southern Financial	5,992,725	5,614,255
Essex	2,500,052	2,500,052
Pro Forma(2)	6,997,794	6,619,324
Weighted average common shares outstanding (diluted)
Southern Financial	6,279,405	5,868,093
Essex	2,500,052	2,500,052
Pro Forma(2)	7,284,470	6,873,162
Number of shares of common stock outstanding at end of period
Southern Financial	6,074,319	5,985,298
Essex	2,500,052	2,500,052
Pro Forma(2)	7,079,388	6,990,367

(1)	Because Southern Financial intends to continue paying its regular quarterly dividend, the pro forma dividend reflects the historical dividend paid by Southern Financial.

(2)	Assumes that the approximately 70,576 shares of Southern Financial common stock to be deposited into the holdback escrow are outstanding and includes the approximately 19,274 shares to be issued to Gene D. Ross to satisfy Essex’s obligation to Mr. Ross of $819,153 plus accrued interest from October 1, 2003 to the closing date.

COMPARATIVE STOCK PRICES

      The following table summarizes the market values of the Southern Financial common stock on July 23, 2003, the business day prior to the announcement of the proposed merger and as of the most recent date practicable preceding the date of this proxy statement/ prospectus and the equivalent pro forma value of a share of Southern Financial common stock at such dates based on the total exchange ratio. Historical market value information regarding the Essex common stock is not provided because there is no active market for such stock and management of Essex is not aware of any transactions in the Essex common stock since Essex became a privately-held company in August 2001. Because the market price of Southern Financial common stock is subject to fluctuation, the market value of the shares of Southern Financial common stock that holders of Essex common stock would receive upon consummation of the merger may increase or decrease prior to the receipt of such shares following completion of the merger. The price of the Southern Financial common stock will fluctuate in part in relation to the market price of the Provident common stock. You should obtain current market quotations for the Southern Financial common stock.

Equivalent Pro
Forma Per
	Historical Southern	Share of Essex
	Financial(1)	Stock(2)

July 23, 2003	$29.05	$11.25
, 2003	$—	$—

(1)	Represents the closing price of Southern Financial common stock on the Nasdaq National Market, adjusted to give effect to the 10% stock dividend effective October 31, 2003.

(2)	Equivalent pro forma market value per share of Essex common stock represents the historical market value per share of Southern Financial common stock multiplied by 0.38719, the assumed total exchange ratio under the merger agreement.

RISK FACTORS

      An investment in the Southern Financial common stock in connection with the merger involves certain risks. In addition to the other information contained in this proxy statement/ prospectus, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

Risk Factors Related to the Merger

Fluctuations in market prices of Southern Financial common stock will affect the value that Essex shareholders receive for their shares of Essex common stock.

      Upon completion of the merger, your shares of Essex common stock (other than any dissenting shares) will be converted into the right to receive a fixed number of shares of Southern Financial common stock (with some shares being subject to a holdback). Because the price of Southern Financial common stock will fluctuate prior to the merger, we cannot assure you of the market value of the shares of Southern Financial common stock that you will receive in the merger.

      The price of Southern Financial common stock may vary from its price on the date of this proxy statement/ prospectus, the date of the Essex special meeting and the date for determining the average trading price discussed below. Stock price fluctuations may result from a variety of factors, some of which are beyond the control of Southern Financial, including, among other things, changes in Southern Financial’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. The price of Southern Financial common stock will fluctuate in part in relation to the market price of the Provident common stock. Because the date the merger is to be completed will be later than the date of the special meeting, the price of the Southern Financial common stock on the date of the special meeting may not be indicative of its price on the date the merger is to be completed.

      Accordingly, at the time you vote with respect to the merger agreement, you will not know the market value of the shares of Southern Financial common stock that you will receive in the merger.

If the price of Southern Financial common stock falls and the decrease exceeds certain pre-agreed levels, and if Southern Financial does not elect to alter the exchange ratio to provide more shares, Essex has the right to terminate the merger agreement.

      The number of shares of Southern Financial common stock you will receive in the merger may increase, but not decrease, from the date of this proxy statement/ prospectus until completion of the merger if the following events occur:

•	if the average trading price for Southern Financial common stock during the 10 successive trading days ending on and including the third trading day prior to the effective time of the merger is less than $24.10 but more than $22.68 per share, the total exchange ratio will automatically be increased; and

•	if the average trading price for Southern Financial common stock is less than $22.68 per share, the total exchange ratio may be increased at the option of Southern Financial. If Southern Financial elects not to increase the total exchange ratio, Essex may terminate the merger agreement.

      As a result, even if the merger is approved by the shareholders, the merger may ultimately not be completed. Although the Southern Financial board of directors has the ability to increase the merger consideration and the Essex board of directors has the power to terminate the merger agreement and abandon the merger if the second condition listed above occurs, there is no obligation of either board to exercise such power.

      Accordingly, at the time you vote with respect to the merger agreement, you will not know the market value or the number of the shares of Southern Financial common stock that you will receive in the merger.

There are no assurances that Essex shareholders will receive any of the approximately 70,576 shares of Southern Financial common stock to be held in escrow, yet you will have to pay taxes with respect to any dividends accrued on these shares.

      Essex has agreed to put into escrow, on behalf of Essex shareholders, approximately 70,576 shares of Southern Financial common stock to be issued in the merger based on the holdback exchange ratio, assuming no adjustment. Southern Financial, as escrow agent, will hold these shares to cover possible losses of principal, interest and late fees that may be incurred by Southern Financial in the 18-month period following completion of the merger with respect to specified loans made by Essex prior to the execution of the merger agreement. As a result, you may receive only a portion or none of the approximately 70,576 shares held in escrow.

      In addition, for the 18-month period during which your holdback shares will be held in escrow, you will be required to recognize as income for federal income tax purposes an amount equal to any dividends that accrue with respect to your proportionate share of the holdback shares held in escrow in the tax year in which the dividends are paid into the escrow and interest earned on such amounts, even though you will not receive these amounts until a later date, if at all. As a result, dividend payments and interest earned on such amounts are likely to result in ordinary income, and a related tax liability, for non-exempt tax paying entities, even though you will only receive the dividends if and when you receive the related holdback shares. Further, you may not transfer your interest in these holdback shares other than by will or the laws of descent and distribution. Therefore, you would be subject to the same tax liability even if after the merger you sell all of the shares of Southern Financial common stock that you received in the merger.

Southern Financial, rather than an unaffiliated third party, will serve as escrow agent pursuant to the holdback escrow agreement.

      Pursuant to an agreement between Essex and Southern Financial, Southern Financial will act as escrow agent under the terms of the holdback escrow agreement. While Southern Financial’s duties and obligations are set forth in the holdback escrow agreement, Southern Financial is not an unaffiliated third party.

The distribution of LoanCare common stock may not be tax-free to Essex shareholders.

      No rulings from the Internal Revenue Service nor any opinions of counsel or other tax advisors have been, or will be, sought in connection with the income tax consequences of the distribution of LoanCare common stock to Essex shareholders. Accordingly, there can be no assurance that the distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Internal Revenue Code. If the distribution were not to qualify as a tax-free distribution, each Essex shareholder who receives LoanCare common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the LoanCare common stock. Shareholders are urged to consult their own tax advisors regarding such tax consequences. The distribution is expected to be a taxable event for Essex, but it is expected that net operating loss carry forwards available to Essex will substantially offset any tax otherwise due. The distribution is not expected to be a taxable event for LoanCare. See Appendix E to this proxy statement/ prospectus for a complete discussion of the tax consequences of the spin off.

Southern Financial may have difficulty combining the operations of Essex with its own operations.

      Because the markets and industries in which Southern Financial operates are highly competitive, and due to the inherent uncertainties associated with the integration of acquired companies, Southern Financial may not be able to integrate the operations of Essex without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses and possible inconsistencies in standards, controls, procedures and policies. Additionally, in determining that the merger is in the best interests of Southern Financial and Essex, as the case may be, the board of directors of each of Southern Financial and Essex considered that enhanced earnings may result from the consummation of the merger, including from the reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, we cannot assure you that any enhanced earnings will result from the merger.

You will have less influence as a shareholder of Southern Financial than as a shareholder of Essex.

      As an Essex shareholder, you currently have the right to vote in the election of the board of directors of Essex and on other matters affecting Essex. The merger will transfer control of Essex to Southern Financial and to the shareholders of Southern Financial. When the merger occurs, you will become a shareholder of Southern Financial with a percentage ownership of Southern Financial much smaller than your percentage ownership of Essex. Because of this, you will have less influence on the management and policies of Southern Financial than you now have on the management and policies of Essex.

Risk Factors Related to Southern Financial

Southern Financial may not be able to maintain its historical growth rate, which may adversely impact its results of operations and financial condition.

      To achieve past levels of growth, Southern Financial initiated internal growth programs, completed several acquisitions and opened additional branches. Southern Financial may not be able to sustain its historical rate of growth or may not even be able to grow at all. Southern Financial may not be able to obtain the financing necessary to fund additional growth and may not be able to find suitable candidates for acquisition. Various factors, such as economic conditions and competition, may impede or prohibit its opening of new branch offices. Further, Southern Financial’s inability to attract and retain experienced bankers may adversely affect its internal growth. A significant decrease in Southern Financial’s historical rate of growth may adversely impact its results of operation and financial condition.

Fluctuations in interest rates could reduce Southern Financial’s profitability.

      Southern Financial’s earnings are significantly dependent on its net interest income. Net interest income is the difference between the interest income earned on loans, investments and other interest-earning assets and the interest expense paid on deposits, borrowings and other interest-bearing liabilities. Therefore, any change in general market interest rates, such as a change in the monetary policy of the Federal Reserve or otherwise, can have a significant effect on Southern Financial’s net interest income. Southern Financial’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. Southern Financial’s efforts to design its asset-liability management strategy to control its risk from changes in market interest rates may not be effective to prevent increases or decreases in interest rates from having a material adverse effect on Southern Financial’s net interest margin, results of operations and financial condition.

Southern Financial’s profitability depends significantly on local economic conditions.

      Southern Financial’s success depends primarily on the general economic conditions of the northern Virginia and greater Richmond area. Unlike larger banks that are more geographically diversified, Southern Financial provides banking and financial services to customers primarily in the northern Virginia and greater Richmond area. The local economic conditions in this area have a significant impact on Southern Financial’s business, real estate and construction loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond Southern Financial’s control could impact these local economic conditions and could negatively affect the financial results of its banking operations. In recent years, there has been a proliferation of technology and communications companies in our market. The current recession in those industries has had a significant adverse impact on a number of those companies. While Southern Financial does not have any significant credit exposure to these companies, the recession in these industries could have a negative impact on local economic conditions and real estate collateral values generally, which could negatively affect Southern Financial’s profitability.

The success of Southern Financial’s participation in Small Business Administration loan programs depends on retention of its preferred and certified lender status and its compliance with technical credit underwriting standards.

      As of September 30, 2003, approximately 16.15% of Southern Financial’s loan portfolio consists of loans made through various lending programs of the Small Business Administration. The federal government currently guarantees 75% to 90% of the principal amount of each qualifying loan. Southern Financial has recently elected to hold the guaranteed portion of these loans in its loan portfolio. There can be no assurance that the federal government will maintain the SBA program, or if it does, that the guaranteed portion will remain at its current funding level. Furthermore, there can be no assurance that Southern Financial will retain its preferred and certified lender status, which generally enables Southern Financial to approve and fund SBA loans without prior SBA approval. In the event of a default on an SBA loan, Southern Financial’s pursuit of remedies against a borrower is subject to SBA approval. If the SBA establishes that its loss is attributable to deficiencies in the manner in which the loan application was prepared or submitted, the SBA may decline to honor its guarantee and Southern Financial may suffer losses.

Loss of Southern Financial’s senior executive officers or other key employees could impair its relationship with customers and adversely affect its business.

      Southern Financial’s success is dependent upon the continued service and skills of Georgia S. Derrico, R. Roderick Porter and other senior officers. The loss of services of any of these key personnel could have a negative impact on Southern Financial’s business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. Although Southern Financial currently has an employment agreement with Ms. Derrico, there can be no assurance that she will continue to be employed with Southern Financial in the future.

If Southern Financial’s allowance for loan losses is not sufficient to cover actual loan losses, its earnings could decrease.

      Southern Financial’s loan customers may not repay their loans according to the terms of these loans and the collateral securing the payment of these loans may be insufficient to assure repayment. Southern Financial may experience significant loan losses which could have a material adverse effect on its operating results. Management makes various assumptions and judgments about the collectibility of the loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of the loans. Southern Financial maintains an allowance for loan losses in an attempt to cover any loan losses which may occur. In determining the size of the allowance, Southern Financial relies on an analysis of the loan portfolio, its experience and our evaluation of economic conditions. If Southern Financial’s assumptions prove to be incorrect, its current allowance may not be sufficient to cover loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio. Material additions to Southern Financial’s allowance would materially decrease its net income.

      In addition, federal and state regulators periodically review Southern Financial’s allowance for loan losses and may require it to increase the provision for loan losses or recognize further loan charge-offs, based on judgments different than those of Southern Financial’s management. Any increase in Southern Financial’s loan allowance or loan charge-offs as required by these regulatory agencies could have a negative effect on its operating results.

Southern Financial’s small to medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

      Southern Financial targets its business development and marketing strategy primarily to serve banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the northern Virginia area or the other markets in which Southern Financial operates, Southern Financial’s results of operations and financial condition may be adversely affected.

Although publicly traded, Southern Financial’s common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market System.

      Although Southern Financial’s common stock is listed for trading on the National Market System of the Nasdaq Stock Market, the trading market in its common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market System. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market place of willing buyers and sellers of Southern Financial’s common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Southern Financial has no control.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We have each made forward-looking statements in this proxy statement/ prospectus (and in documents to which we refer you in this proxy statement/ prospectus) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Southern Financial after the merger is completed. When we use any of the words “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect the future financial results and performance of each of our companies before the merger or Southern Financial after the merger, and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

•	our actual cost savings resulting from the merger are less than we expected, we are unable to realize those cost savings as soon as we expected or we incur additional or unexpected costs;

•	our revenues after the merger are less than we expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger are greater than we expected;

•	competition among financial services companies may increase;

•	we have more trouble integrating our businesses than we expected;

•	changes in the interest rate environment reduce our interest margins;

•	general business and economic conditions in the markets we serve change or are less favorable than we expected;

•	legislative or regulatory changes adversely affect our businesses;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase;

•	changes occur in the securities markets;

•	technology-related changes are harder to make or more expensive than we expected; and

•	factors which would result in a condition to the merger or the Provident Merger not being satisfied.

      For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/ prospectus.

      A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this proxy statement/ prospectus, any supplement to this proxy statement/ prospectus and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

GENERAL INFORMATION

      This document constitutes a proxy statement and is being furnished to all record holders of Essex common stock in connection with the solicitation of proxies by the board of directors of Essex to be used at a special meeting of shareholders of Essex to be held on                               ,                               , 2003 and any adjournment or postponement of the special meeting. The purpose of the special meeting is to consider and vote upon (i) the merger agreement, dated as of July 24, 2003, by and among Southern Financial, Essex and LoanCare, which provides, among other things, for the merger of Essex with and into Southern Financial, (ii) an award by Essex of 21,000 shares of restricted Essex common stock to Gene D. Ross and (iii) a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

      This document also constitutes a prospectus of Southern Financial relating to the Southern Financial common stock to be issued to holders of Essex common stock upon completion of the merger. Based on (i) 2,546,014 shares of Essex common stock outstanding on the record date for the special meeting, (ii) an assumed total exchange ratio of 0.38719 and (iii) the assumed issuance of all shares of Southern Financial common stock which are to be held pursuant to the holdback escrow agreement to former shareholders of Essex, a maximum of approximately 985,795 shares of Southern Financial common stock will be issuable to former Essex shareholders in connection with the merger. The actual total number of shares of Southern Financial common stock to be issued in connection with the merger will depend on the actual total exchange ratio and the number of shares of Southern Financial common stock actually distributed to former shareholders of Essex pursuant to the holdback escrow agreement.

      The number of shares and trading price of Southern Financial common stock, per share financial data for Southern Financial and pro forma financial data have all been adjusted to give effect to Southern Financial’s 10% stock dividend effective October 31, 2003 payable to shareholders of record as of October 15, 2003.

ESSEX SPECIAL MEETING

Date, Place and Time of the Special Meeting

      The special meeting of Essex’s shareholders will be held at            p.m. local time on                               ,                               , 2003 at                               , Norfolk, Virginia.

Matters to be Considered

      The purpose of the special meeting is to (i) consider and approve the merger agreement, dated as of July 24, 2003, among Southern Financial, Essex and LoanCare, (ii) to consider and approve an award of 21,000 shares of restricted Essex common stock by Essex to Gene D. Ross, and (iii) to consider and approve a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement. At this time, the Essex board of directors is unaware of any matter, other than set forth in the preceding sentence, that may be presented for action at the special meeting.

Shares Entitled to Vote, Quorum and Vote Required

      The holders of record of the outstanding shares of Essex common stock at the close of business on                               , 2003 will be entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. At the close of business on that date, there were 2,546,014 shares of Essex common stock issued and outstanding and entitled to vote at the special meeting.

      At the special meeting, Essex shareholders will be entitled to one vote for each share of Essex common stock owned of record on                               , 2003. The holders of a majority of Essex common stock must be present, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of more than two-thirds of the issued and outstanding Essex common stock is required to approve the merger agreement. The affirmative vote of more than 75% of the issued and outstanding Essex common stock, excluding any shares held by Mr. Ross, is required to approve the restricted stock award to

Mr. Ross. If a quorum exists, the affirmative vote of a majority of the votes cast, either in person or by proxy, is required to approve the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and any other matter that may be properly presented at the meeting.

      Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists. The proposals to approve the merger agreement and the restricted stock award to Mr. Ross are “non-discretionary” items, meaning that brokers and banks who hold shares in an account for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstentions and broker non-votes will have the same effect as votes against approval of the merger agreement and the restricted stock award or a failure to vote on the merger agreement and the restricted stock award. Accordingly, the Essex board of directors encourages you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

      On the record date, the directors of Essex were entitled to vote, in the aggregate, 298,052 shares of Essex common stock, or approximately 11.7% of the outstanding shares of Essex common stock entitled to vote at the special meeting. These shares are expected to be voted FOR approval of the merger agreement, FOR the adjournment of the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement and, excluding any shares held by Mr. Ross, FOR approval of the restricted stock award to Mr. Ross.

      The Essex board of directors unanimously recommends that you vote FOR approval of the merger agreement and FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies to approve the merger agreement. The Essex board of directors (with Mr. Ross abstaining) also recommends that you vote FOR approval of the restricted stock award to Mr. Ross.

Voting and Revocation of Proxies

      Proxies, in the form enclosed, which are properly executed by the shareholders and returned to Essex and not subsequently revoked, will be voted in accordance with the instructions indicated on the proxies. Any properly executed proxy on which voting instructions are not specified will be voted FOR the proposal to approve the merger agreement and FOR the proposal to approve an award of 21,000 shares of restricted Essex common stock by Essex to Gene D. Ross. The proxy also grants authority to the persons designated in the proxy to vote in accordance with their own judgment if an unscheduled matter is properly brought before the special meeting.

      If you are the record holder of your shares, you may revoke any proxy given pursuant to this solicitation by the Essex board of directors at any time before it is voted at the special meeting by:

•	giving written notice to the Secretary of Essex;

•	executing a proxy bearing a later date and filing that proxy with the Secretary of Essex at or before the special meeting; or

•	attending and voting in person at the special meeting.

      All written notices of revocation and other communications with respect to revocation or proxies should be sent to: Essex Bancorp, Inc., 9 Interstate Corporate Center, Norfolk, Virginia 23230, Attention: Jennifer L. DeAngelo, Corporate Secretary. If you hold your shares in street name with a bank or broker, you must contact such bank or broker if you wish to revoke your proxy.

Solicitation of Proxies; Expenses

      This proxy solicitation is made by the Essex board of directors. Essex is responsible for its expenses incurred in preparing, assembling, printing, and mailing this proxy statement/ prospectus. Proxies will be solicited through the mail. Additionally, directors of Essex intend to solicit proxies personally or by telephone or other means of communication. The directors will not be additionally compensated. Essex will reimburse banks, brokers and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding the proxy materials to beneficial owners.

PROPOSED MERGER OF SOUTHERN FINANCIAL INTO

PROVIDENT BANKSHARES CORPORATION

      This summary highlights selected information regarding the Provident Merger. The agreement and plan of reorganization related to the Provident Merger dated November 3, 2003 was filed on November 4, 2003 with the Securities and Exchange Commission as an exhibit to Southern Financial’s Form 8-K, and is incorporated by reference in this proxy statement/ prospectus. See “Where You Can Find More Information” on page      . We urge you to obtain and read carefully the agreement governing the Provident Merger.

General

      On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation providing for the merger of Southern Financial with and into Provident. Provident, a Maryland corporation, is a bank holding company registered under the Bank Holding Company Act, as amended. Provident is the sole stockholder of Provident Bank, a Maryland chartered stock commercial bank. Provident Bank offers consumer and commercial banking services through a network of 118 retail branch offices and 187 ATMs in the Baltimore-Washington corridor of Maryland, Northern Virginia and southern York County, Pennsylvania. At September 30, 2003, the branch network consisted of 59 traditional full service branch locations, 56 in-store branches and 3 ATM Plus banking offices. The in-store and ATM Plus offices are located in supermarkets and national retail superstores. Of the 118 banking offices, 66 are located in the Baltimore region and 52 are located in the metropolitan Washington D.C. region. Provident Bank offers related financial services through its wholly-owned subsidiaries. Mutual funds, annuities and insurance products are offered through Provident Investment Company and leases through Court Square Leasing Corporation and Provident Lease Corporation. At September 30, 2003, Provident had, on a consolidated basis, total assets of $5.0 billion, total liabilities of $4.7 billion, total deposits of $3.1 billion and total stockholders’ equity of $316.7 million.

Terms of the Provident Merger

      If the Provident Merger is completed, shareholders of Southern Financial will receive 1.0875 shares of Provident common stock and $11.125 in cash for each share of Southern Financial common stock they own. In addition, all outstanding options to acquire shares of Southern Financial common stock, whether or not then exercisable, will be canceled and converted, at the election of the holder, into (i) cash equal to the difference between the cash value of the merger consideration and the exercise price or (ii) options to acquire shares of Provident common stock, adjusted to reflect the exchange ratio in the Provident Merger. The Provident merger agreement also provides that upon completion of the merger, Georgia S. Derrico, currently Chairman of the Board and Chief Executive Officer of Southern Financial, and R. Roderick Porter, currently President and Chief Operating Officer of Southern Financial, will become directors of Provident.

      Southern Financial can terminate the merger agreement if Provident common stock declines by more than 20% and underperforms the Nasdaq Bank Index by more than 20%, as determined during a specified measurement period. Provident can cancel the termination by increasing the merger consideration to cure the deficiency unless both declines are more than 30%. Upon completion of the merger of Essex into Southern Financial, Essex shareholders will become shareholders of Southern Financial and, if such shareholders do not sell their shares of Southern Financial common stock, upon completion of the Provident Merger, will be entitled to receive the per share merger consideration described in the preceding sentence and will become shareholders of Provident.

      Completion of the Provident Merger is subject to a number of conditions, including regulatory approvals and approval by the shareholders of both Southern Financial and Provident. It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. We cannot assure you that the Provident Merger will be completed, or if it is completed, when it will be completed and what the value of shares of Provident common stock will be following the Provident Merger.

Timeline of Transactions

      Southern Financial and Essex expect that the completion of the merger will occur in February 2004, although delays could occur. Southern Financial and Provident presently intend to have their respective shareholders vote for approval of the Provident Merger at their respective annual meetings of shareholders to be held during April 2004. It is expected that the board of directors of Southern Financial will set a record date for Southern Financial’s 2004 annual meeting of shareholders in the first or second week of March 2004. If the merger of Essex into Southern Financial proceeds as planned, shareholders of Essex will be shareholders of Southern Financial as of the record date for the Southern Financial annual shareholders meeting. As a result, you will receive a copy of the joint proxy statement/ prospectus of Provident and Southern Financial containing information regarding Provident and the Provident Merger and will be entitled to vote on the transaction. If the mergers do not proceed according to the expected timeline, you may not be a shareholder of Southern Financial as of the record date for the Southern Financial annual shareholders meeting and may not be entitled to vote on the Provident Merger. The Provident Merger is expected to be completed in the second quarter of 2004.

PROPOSAL I

APPROVAL OF THE MERGER AGREEMENT

      The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the appendices to this document, including the merger agreement. A copy of the merger agreement is included as Appendix A and is incorporated herein by reference. You are urged to read the appendices in their entirety.

Terms of the Merger

      The merger agreement provides for the merger of Essex with and into Southern Financial. The merger will be effective as soon as practicable within a 30-day period following the receipt of all necessary regulatory and shareholder approvals and the completion of an audit of Essex’s consolidated financial statements for the year ending December 31, 2003, which is a condition to the obligation of Southern Financial to consummate the merger in the merger agreement. As a result of the merger, holders of Essex common stock will be entitled to receive whole shares of Southern Financial common stock, certain of which will be subject to a holdback, with cash paid in lieu of fractional shares, and will no longer be owners of Essex common stock. As a result of the merger, certificates for Essex common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

      Except for any dissenting shares, upon completion of the merger, each share of Essex common stock outstanding prior to the effective time of the merger will be converted into and exchanged for the right to receive up to 0.38719 shares of Southern Financial common stock unless the total exchange ratio is adjusted upward under the conditions described below. Of this amount, for each share of Essex common stock, you will be entitled to receive 0.35947 shares of Southern Financial common stock upon completion of the merger and an additional 0.02772 shares of Southern Financial common stock will be deposited in the holdback escrow for possible future distribution to you based on whether and to the extent Southern Financial incurs any losses related to certain specified loans made by Essex prior to the execution of the merger agreement within 18 months following completion of the merger. Subject to any adjustment to the total exchange ratio or the holdback exchange ratio, (1) an aggregate of approximately 985,795 shares of Southern Financial common stock, less any shares that would otherwise be distributed to shareholders who exercise dissenters’ rights, will be distributed to shareholders of Essex upon completion of the merger and (2) an aggregate of up to approximately 70,576 shares of Southern Financial common stock, less any shares that would otherwise be distributed to shareholders who exercise their dissenters’ rights, will be held in escrow for possible future issuance as described below.

      The total exchange ratio may be adjusted if the average per share closing price of Southern Financial common stock during the 10 consecutive trading days ending on and including the third trading day immediately prior to closing (“average share price”) is less than $24.10 but more than $22.68. Under these circumstances, the adjusted total exchange ratio would be calculated by dividing the product of $24.10 and the total exchange ratio of 0.38719 by the average share price. If the average share price is less than $22.68, Essex may terminate the merger agreement, subject to the right, but not the obligation, of Southern Financial to adjust the total exchange ratio to a number determined by dividing the product of $22.68 and 0.38719 by the average share price.

      The holdback exchange ratio may be increased if the total of Essex’s non-accrual loans, other real estate owned and accruing loans past due 90 days or more as of the end of the month preceding completion of the merger are greater than $3,242,068. If the holdback exchange ratio is adjusted, the closing exchange ratio would be decreased accordingly so the total exchange ratio remains unchanged. It is a condition to closing that the total of Essex’s non-accrual loans, other real estate owned and accruing loans 90 days or more past due not exceed $3,242,068. However, Southern Financial has agreed to waive this condition if Essex agrees to increase the holdback exchange ratio by the difference between the sum of Essex’s non-accrual loans, other real estate owned and accruing loans past due 90 days or more and $2,701,723.

      As a result of potential changes to the exchange ratio and the holdback exchange ratio, you will not know the exact number of shares of Southern Financial common stock to be received by you in connection with the merger when you vote on the merger agreement.

      As noted above, Southern Financial will not issue any certificates for fractional shares of Southern Financial common stock in connection with the merger but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the closing price of Southern Financial common stock on the trading day immediately prior to the effective time of the merger.

Holdback Escrow Agreement

      Of the shares of common stock that Southern Financial will issue in the merger, Southern Financial, as escrow agent, will hold approximately 70,576 shares of Southern Financial common stock in escrow to cover possible losses of principal, interest and late fees that may be incurred by Southern Financial in the 18-month period following completion of the merger with respect to certain specified loans made by Essex prior to execution of the merger agreement and identified in Schedules 2.2(c) and 2.2(d) to the merger agreement. At the end of the 18-month period, or sooner if all of the Schedule 2.2(c) loans and Schedule 2.2(d) loans, less $2,701,723, are paid in full (the “holdback payment date”), the escrow agent shall distribute to the Essex shareholders for each share of Essex common stock exchanged for Southern Financial common stock in the merger, a number of holdback shares equal to the holdback exchange ratio of 0.02772 or the adjusted holdback exchange ratio, if applicable, multiplied by the quotient determined by dividing (x) the sum of (i) the outstanding balance of the Schedule 2.2(c) loans as of the calendar month end preceding the closing date for the merger and (ii) the outstanding balance of the Schedule 2.2(d) loans as of such date (in the aggregate, the “Loan Amount”), minus the amount of any losses of principal, interest and late fees incurred by Southern Financial after the merger and prior to the holdback payment date on the Schedule 2.2(c) loans and the amount of any such losses during such period on the Schedule 2.2(d) loans above $2,701,723, by (y) the Loan Amount. At September 30, 2003, the Schedule 2.2(c) loans and the Schedule 2.2(d) loans amounted to $19.4 million in the aggregate. Each Essex shareholder will also receive his or her pro rata share of any dividends paid with respect to such holdback shares and cash in lieu of any fractional share interests. The form of the holdback escrow agreement is attached to this proxy statement/ prospectus as Appendix B.

      Essex shareholders will not receive any dividends paid with respect to the shares held in escrow until such time, if at all, that the shares are distributed from the escrow. However, former Essex shareholders will be required to pay federal income taxes on any dividends paid into the escrow during the 18-month period. See “— Certain Material Federal Income Tax Consequences” on page      . The rights of Essex shareholders under the holdback escrow agreement are not transferable other than by will or by the laws of descent and distribution.

      Pursuant to the merger agreement, Essex agreed to use its reasonable best efforts to have the shareholders of Essex irrevocably appoint a representative (the “shareholder representative”) as attorney in fact and agent of the Essex shareholders for purposes of the holdback escrow agreement. The purpose of such appointment generally is to facilitate distribution of the shares of Southern Financial common stock which are the subject of the holdback escrow agreement to former Essex shareholders in accordance with the terms of such agreement. By voting to approve the merger agreement, you will be deemed to have irrevocably appointed                     to function as your shareholder representative for this purpose. If you do not vote for approval of the merger agreement, the shareholder representative will have no authority to represent you in connection with matters relating to the holdback escrow agreement.

Background of the Merger

      All of the common stock of Essex is presently owned by approximately 80 shareholders, an investment group that originally recapitalized Home Bancorp, Inc. (“Home”) and its wholly-owned subsidiary Home Savings Bank, F.S.B., a Norfolk, Virginia-based financial institution which was subsequently merged into Essex in September 1995 as part of a recapitalization of Essex. At the time of the merger, Essex was close to failure and the Home shareholders received a controlling interest through preferred stock and warrants. In August 2001, Essex executed a going private transaction in which the public common shareholders were cashed out and the preferred shareholders received all of the outstanding common stock of Essex in exchange for their preferred stock and warrants. A large number of the investors in Home and subsequently in Essex had invested in other troubled savings associations over the previous decade with a view towards selling the companies, once the problems were solved, to other banks or thrifts at a substantial premium on their investments. Among the goals which these investors sought to achieve at the appropriate time in connection with their original investment were (i) to obtain liquidity for their investment in Essex through the receipt of stock in a publicly-traded company and/or cash in connection with the sale of Essex to another financial institution and (ii) to realize superior continuing returns on their equity investment in Essex by combining Essex with a better performing thrift or commercial bank.

      From time to time following its recapitalization, Essex considered various strategic alternatives to enhance shareholder value and fulfill the goals of the principal investors which had participated in the recapitalization of Essex and its going private transaction.

      In early 2001, Georgia S. Derrico, Chairman of the Board and Chief Executive Officer of Southern Financial, R. Roderick Porter, President and Chief Operating Officer of Southern Financial, and Gene D. Ross, President and Chief Executive Officer of Essex, met in Richmond, Virginia to discuss their respective companies and the possibility of a business combination between them. This discussion was general in nature and Southern Financial and Essex did not actively pursue a business combination immediately following this meeting.

      In mid-to-late 2002, Essex actively explored an acquisition of Essex by an out-of-market regional investment banking firm which was looking to acquire a financial institution to complement the other components of its organization and its various products and services. Essex and the investment banking firm entered into a confidentiality agreement on September 27, 2002. In December 2002, following due diligence and discussions between the parties, the investment banking firm submitted a written offer to acquire Essex in an all-cash transaction. This transaction was not pursued by Essex because of concerns regarding the investment banking firm’s ability to obtain financing for the transaction and because of the commencement of acquisition discussions with Southern Financial at a pricing level which was higher than that offered by the investment banking firm.

      In November 2002, merger discussions between Southern Financial and Essex were held at a banking conference in Florida. At that meeting, Harry Radcliffe, a shareholder and director of Essex, and Timothy B. Matz, a partner in Elias, Matz, Tiernan & Herrick L.L.P., counsel to Essex, met with Mr. Porter and Ms. Derrico. The discussions were general in nature regarding the potential benefits to the parties of a business combination and issues Southern Financial had regarding the construction loan business of Essex and its mortgage servicing operation.

      On November 15, 2002, Southern Financial and Essex entered into a confidentiality agreement in connection with their discussions regarding a possible business combination.

      In December 2002, Mr. Ross, Mr. Porter and Ms. Derrico met in Richmond, Virginia. Following this meeting, subsequent discussions and a preliminary due diligence review of Essex, Southern Financial sent a letter to Essex dated February 6, 2003 offering to acquire all of the stock of Essex in exchange for 992,779 shares (adjusted to give effect to the 10% stock dividend) of common stock of Southern Financial. The letter also provided that LoanCare would be spun off to the existing shareholders of Essex with Southern Financial acquiring a 24.9% interest in that company.

      The parties subsequently met in Hanover, Virginia on February 21, 2003, along with Mr. Radcliffe and Richard Steele, Executive Vice President of Southern Financial. The February 6 letter was discussed at the meeting and subsequently, on February 21, 2003, Southern Financial submitted a revised letter to Essex containing essentially the same terms as the February 6 letter but also providing for certain price protection with respect to the common stock of Southern Financial to be issued in the acquisition.

      The parties began their respective due diligence reviews in March 2003, which continued through the end of April 2003.

      On March 19, 2003, Essex formally engaged RP Financial, LC to provide specific advisory services to the Essex board of directors regarding a possible business combination with Southern Financial, including analyzing and assisting management in evaluating the financial aspects of the transaction. RP Financial also was engaged to provide the Essex board with a fairness opinion with respect to the merger consideration should the board approve such a transaction.

      On April 25, 2003, Messrs. Ross, Radcliffe and Earl C. McPherson, Executive Vice President of Essex, met with Ms. Derrico and Messrs. Porter and Steele of Southern Financial, in Southern Financial’s Georgetown office to discuss issues that Southern Financial had raised resulting from its due diligence review of Essex. Southern Financial’s primary concerns centered on Essex’s construction loan portfolio, particularly its construction loan participation program with third parties. To address what they considered to be additional risks in Essex’s participations in construction loans, Southern Financial requested that a portion of the purchase price be escrowed until such participations and certain other credits had been substantially reduced or eliminated.

      Mr. Steele and Matthew Veneri of Hovde Financial, Southern Financial’s investment banker, next met with Mr. Ross in Norfolk, Virginia on May 16, 2003 to discuss various alternatives for utilizing Essex’s corporate headquarters and tour the Tidewater marketplace. On May 29, 2003, Southern Financial sent a letter to Essex providing detailed terms and conditions concerning its offer to acquire Essex and the steps which needed to be taken by Essex to address the issues raised in due diligence. The parties continued to discuss these issues and the need for an escrow of a portion of the consideration to be paid to Essex shareholders as a reserve against potential losses in Essex’s construction loan portfolio.

      On June 13, 2003, Mr. Matz, legal counsel to Essex, met with Ms. Derrico and Messrs. Porter, Steele and Veneri in Washington, D.C. to work on the final terms of the offer and the means to deal with outstanding issues. At this meeting it was agreed by Southern Financial that an escrow reserve of $3.0 million in stock and Essex’s agreement to reduce certain of its participations in construction loans to prescribed levels prior to closing of the merger would satisfy the concerns Southern Financial had raised in this regard. After further discussion over the next two weeks, Southern Financial sent a new offer letter dated June 25, 2003 to Essex containing terms which are substantially similar to those set forth in the merger agreement between the parties. The letter was accepted by Essex and the parties entered into negotiations of the definitive merger agreement and related agreements. During the negotiations, the number of shares of Southern Financial common stock to be issued pursuant to the merger agreement was reduced to 985,795 shares from the 992,779 shares (adjusted to give effect to the 10% stock dividend) originally offered to account for certain additional transaction expenses of Essex and downside price protection was provided to protect against certain declines in the market value of the Southern Financial common stock to be issued in the transaction.

      At a special meeting of Essex’s board of directors on July 11, 2003, a representative of RP Financial reviewed with the board information concerning Southern Financial and its financial performance.

      At a special meeting of Essex’s board of directors on July 24, 2003, a representative of RP Financial reviewed with the board the financial aspects of the proposed transactions and delivered its opinion that the merger consideration was fair to Essex shareholders from a financial point of view. In addition, Essex’s board reviewed and discussed the merger agreement at length with representatives of Elias, Matz, Tiernan & Herrick L.L.P., legal counsel to Essex. After review and discussion, Essex’s board unanimously approved the merger agreement and instructed management to execute and deliver the merger agreement.

      Southern Financial’s board of directors met on July 24, 2003 to discuss and consider the transaction with Essex. At the meeting, a representative of Hovde Financial discussed the financial aspects of the proposed transaction. In addition, the board reviewed the merger agreement with representatives of Bracewell & Patterson, L.L.P., legal counsel to Southern Financial. Based primarily on an extensive discussion of the terms of the merger agreement, the financial condition and valuation for both Essex and Southern Financial and the geographic expansion of Southern Financial’s market area as a result of the proposed merger, Southern Financial’s board of directors determined that the transaction with Essex was in the best interests of both Southern Financial and its shareholders. As a result, Southern Financial’s board of directors authorized, subject to the satisfactory finalization of the merger documents, Ms. Derrico, as Chairman and Chief Executive Officer of Southern Financial, to execute and deliver the merger documents on behalf of Southern Financial.

      On July 24, 2003, Essex and Southern Financial entered into the merger agreement and issued a press release announcing its execution.

      On October 15, 2003, the board of directors of Essex approved the grant of 21,000 shares of restricted Essex common stock to Gene D. Ross in light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the merger and the spin off of LoanCare. The grant of this restricted stock award was consented to by Southern Financial pursuant to the merger agreement on October 30, 2003. This award is contingent on the successful completion of the merger and the spin off and is also subject to the approval of the shareholders of Essex. The Essex board of directors also approved the issuance of 24,962 shares of restricted Essex common stock, to vest upon completion of the merger, to Essex’s legal counsel for payment of prior legal fees. Also in October, the board of directors of Southern Financial declared a 10% stock dividend effective October 31, 2003 for shareholders of record as of October 15, 2003. In light of these events, the parties executed an amended and restated merger agreement on November 25, 2003 to, among other things, adjust the total exchange ratio to reflect the grants of the restricted stock to Mr. Ross and Essex’s legal counsel and to give effect to the stock dividend paid by Southern Financial.

Recommendation of the Essex Board and Essex’s Reasons for the Merger

      The Essex board of directors believes that the merger is in the best interests of Essex and its shareholders. Accordingly, the Essex board has unanimously approved the merger agreement and unanimously recommends that you vote FOR approval of the merger agreement.

      In approving the merger agreement, the Essex board consulted with its financial advisor with respect to the financial aspects and fairness of the proposed acquisition from a financial point of view and with its legal counsel as to its legal duties and the terms of the merger agreement and related agreements. In arriving at its determination to approve the merger agreement, the Essex board considered a number of factors, including the following:

•	The results that could be obtained by Essex by continuing to operate independently, and the likely benefits to shareholders, compared with the value of the merger consideration being offered by Southern Financial.

•	Information concerning the business, earnings, operations, financial condition and prospects of Essex and Southern Financial, both individually and as combined. In this regard, the Essex board took into account the results of a due diligence review conducted on Southern Financial, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner.

•	The opinion rendered by RP Financial, LC, as financial advisor to Essex, that the merger consideration is fair, from a financial point of view, to Essex’s shareholders.

•	The additional value to be received by shareholders of Essex as a result of their holding 75.1% of the outstanding common stock of LoanCare upon consummation of the spin off of LoanCare immediately prior to the merger and the subsequent issuance of LoanCare common stock to Southern Financial.

•	A review conducted by the Essex board of directors of the strategic options available to Essex and the board’s assessment that none of those options were likely to create greater value for shareholders than the consideration being paid by Southern Financial.

•	The terms of the merger agreement and the structure of the merger, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes.

•	The current and prospective economic, competitive and regulatory environment facing Essex and independent community banking institutions generally.

•	The effect of the merger on Essex’s depositors, customers and the communities served by Essex. The acquisition by Southern Financial was deemed to be an opportunity to provide depositors, customers and the communities served by Essex Savings Bank with increased financial services and more branch offices.

•	The significant number of Essex employees that may be retained after the merger, combined with opportunities for career advancement in a larger organization, as well as the opportunities for continued employment to be provided by the spin off of LoanCare.

      The discussion above regarding the factors considered by the Essex board is not intended to be exhaustive, but includes all material factors considered. In approving and recommending the merger agreement, the Essex board did not assign any specific or relative weights to any of the foregoing factors and individual directors may have weighted factors differently.

Reasons of Southern Financial for the Merger

      As a part of Southern Financial’s growth strategy, Southern Financial routinely evaluates opportunities to acquire financial institutions. The acquisition of Essex is consistent with Southern Financial’s expansion strategy. Southern Financial’s board of directors, senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for Essex, the market condition of the market areas in which Essex conducts business, the compatibility of the management and the proposed financial terms of the merger. In addition, management of Southern Financial believes that the acquisition of five new banking locations will expand Southern Financial’s geographic presence in the greater Richmond and Norfolk, Virginia areas, extend its footprint into Southern Virginia, the Tidewater area and North Carolina, provide opportunities for future growth and also result in a potential to realize cost savings from a larger organization. Southern Financial’s board of directors also considered the financial condition and valuation for both Essex and Southern Financial, the tax-free nature of the exchange of Essex common stock for shares of Southern Financial common stock as well as the financial and other effects the merger would have on Southern Financial’s shareholders.

      While management of Southern Financial believes that revenue opportunities will be achieved and costs savings will be obtained following the merger, Southern Financial has not quantified the amount of enhancements or cost savings or projected the areas of operation in which these savings will occur.

      In view of the variety of factors considered in connection with its evaluation of the merger, the Southern Financial board did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to the factors it considered. Further, individual directors may have given differing weights to different factors. In addition, the Southern Financial board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Rather, the board conducted an overall analysis of the factors it considered material, including thorough discussions with, and questioning of, Southern Financial’s management.

Opinion of Essex’s Financial Advisor

      The fairness opinion of Essex’s financial advisor, RP Financial, LC is described below. The description contains projections, estimates and/or other forward-looking statements about the future earnings or other measures of the future performance of Southern Financial and Essex. RP Financial has reviewed and consented to the following description relating to its opinion. You should not rely on any of these statements as having been made or adopted by Southern Financial or Essex.

      The Essex board retained RP Financial in March 2003 to render its opinion with respect to the merger consideration from the financial point of view of the Essex shareholders. In requesting RP Financial’s opinion, the Essex board did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation that RP Financial might wish to conduct to enable it to give its opinion. RP Financial has delivered to Essex its written opinion dated July 24, 2003, and its updated opinion as of November 20, 2003, to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the merger consideration is fair to the Essex shareholders from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by Essex shareholders and does not constitute a recommendation to any Essex shareholder to vote in favor of approval of the merger agreement. A copy of the RP Financial opinion is set forth as Appendix C to this proxy statement/prospectus, and Essex shareholders should read it in its entirety. RP Financial has consented to the inclusion and description of its written opinion in this proxy statement/prospectus.

      RP Financial was selected by Essex to act as its financial advisor because of RP Financial’s expertise in connection with mergers and acquisitions of savings and loan associations, savings banks, savings and loan holding companies, commercial banks and bank holding companies, as well as its expertise in the valuation of businesses and their securities for a variety of purposes, particularly for insured financial institutions. Essex has previously engaged RP Financial to provide financial advisory, valuation and related planning services, including financial advisory and valuation services in connection with Essex’s 2001 “going private” transaction and financial advisory services in connection with Essex’s 1996 branch sales. In addition, RP Financial has provided general consulting and strategic planning services to Essex’s management and board on a regular basis since 1996. For these services, but not including the financial advisory services in connection with the merger, RP Financial has received total professional fees of $153,856 since 1996.

      Pursuant to a letter agreement dated March 19, 2003 and executed by Essex on April 1, 2003 (the “engagement letter”), RP Financial estimates that it will receive from Essex total professional fees of approximately $50,000, of which $20,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the merger. In addition, RP Financial anticipates performing certain valuation services, in connection with LoanCare and certain executive compensation arrangements. The fees for these services are not expected to exceed $5,000. In addition, Essex has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial, and the respective directors, officers, agents and employees of RP Financial and their successors and assigns who act for or on behalf of RP Financial from and against any and all losses, claims, damages and liabilities, joint or several, in connection with RP Financial’s services pursuant to the engagement letter attributable to: (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Essex to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Essex to RP Financial; or (iii) any action or omission to act by Essex, or Essex’s respective officers, directors, employees or agents, which action or omission is willful or negligent. Essex will be under no obligation to indemnify RP Financial if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought. In addition, if RP Financial is entitled to indemnification from Essex under the engagement letter, and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Essex will indemnify RP Financial for all reasonable expenses incurred in connection with the matter which is the subject of indemnification.

      In rendering this opinion, RP Financial reviewed the following material:

•	the Amended and Restated Agreement and Plan of Reorganization, dated as of July 24, 2003, including exhibits;

•	financial and other information for Essex, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations, including:

•	audited financial statements for the fiscal years ended December 31, 1998 through 2002, and unaudited financial statements for the nine months ended September 30, 2003,

•	shareholder and regulatory financial reports through September 30, 2003 and internal financial data through September 30, 2003,

•	Essex’s proxy statements for the last three years,

•	the July 5, 2001 proxy statement pertaining to Essex’s “going private” transaction and the pro forma impact of completing such transaction,

•	Essex’s internal strategic planning materials prepared over the last five years,

•	the indications of interest by third parties regarding potential strategic affiliations and merger transactions and sale of control transactions involving Essex over the last several years,

•	Essex’s budget and business plan for calendar 2003, and

•	Essex’s management and board comments regarding past and current business, operations, financial condition and future prospects; and

•	financial and other information for Southern Financial including:

•	audited financial statements for the fiscal years ended December 31, 1998 through 2002, and unaudited financial statements for the nine months ended September 30, 2003,

•	shareholder, regulatory and internal financial and other reports through June 30, 2003, and shareholder reports through September 30, 2003,

•	Southern Financial’s annual proxy statement for the last three years and the Form S-4,

•	the fiscal 2003 budget, as revised,

•	Southern Financial’s management comments regarding past and current business, operations, financial condition, and future prospects,

•	recent research analysts’ reports pertaining to Southern Financial, and

•	the trading characteristics of Southern Financial’s stock over the last 3 years.

      In preparing the updated opinion as of November 20, 2003, RP Financial took into account: the amended and restated merger agreement; the September 30, 2003 financial statements for Essex and Southern Financial; the revisions to the merger exchange ratios attributable to Southern Financial’s 10% stock dividend effective October 31, 2003; and Essex’s restricted stock awards for 45,962 shares.

      RP Financial also considered the terms of the Provident Merger, announced November 3, 2003, whereby the Southern Financial shares issued to Essex shareholders will also be eligible to receive 1.0875 shares of Provident common stock and $11.125 in cash for each share of Southern Financial common stock, subject to certain adjustments. Also, RP Financial took into account the preliminary estimates of the pro forma impact of the Provident Merger on Provident’s per share data, stock pricing characteristics, operations and market area, based on the Provident’s press releases, securities filings, conference calls and slideshows pertaining to the Provident Merger. RP Financial also considered the trading characteristics in Provident’s stock since the Provident Merger was announced.

      RP Financial reviewed financial, operational, market area and stock price and trading characteristics for Essex relative to publicly-traded savings associations and their holding companies with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Essex and Southern Financial and the public perception of the savings institution and commercial banking industries. RP Financial also specifically considered:

•	the financial terms, financial and operating condition and market area of other pending and recently completed acquisitions of relatively comparable savings institutions regionally;

•	discounted cash flow analyses incorporating future prospects for Essex;

•	the future prospects for Southern Financial;

•	the pro forma impact on Southern Financial of the acquisition of Essex, before and after the pro forma impact of the spin off of LoanCare and Southern Financial’s acquisition of a 24.9% ownership interest in LoanCare and reflecting the total exchange ratio and the closing exchange ratio;

•	the pro forma pricing characteristics of Southern Financial’s common stock as a result of the merger at different pricing levels;

•	the pro forma prospects for LoanCare and a preliminary estimate of a range of value of LoanCare’s common stock on a post-spin off basis, incorporating increased expense assumptions and a higher risk profile than as a subsidiary of Essex Savings Bank;

•	the potential value of the merger assuming that Southern Financial’s common stock increases or decreases, including provisions in the merger agreement providing for an increase in the number of shares to be issued to Essex shareholders in the event Southern Financial’s average share price falls below $24.10 and $22.68;

•	the value of the merger both before and after the value contribution from LoanCare.

•	the increase in value provided by the Provident Merger to current holders of Essex shares above the merger with Southern Financial; and

•	the increase in value provided by the Provident Merger to current holders of Essex shares above the value provided in the merger with Southern Financial; specifically, the 1.0875 shares of Provident stock and $11.125 in cash for each share of Southern Financial common stock upon the subsequent closing of the Provident Merger. Based upon the stated value of the Provident Merger consideration of $44.50 for each Southern Financial share, Essex shareholders would effectively receive $17.23 and $16.00 per Essex share for the total exchange ratio and the closing exchange ratio, respectively, including the restricted stock awards but before accounting for the value of LoanCare following the spin off. Including the estimated value of the 75.1% ownership interest in LoanCare, Essex shareholders would effectively receive $18.40 and $17.16 per Essex share for the total exchange ratio and the closing exchange ratio, respectively, from the Provident Merger.

      In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Essex and Southern Financial furnished by the respective institutions to RP Financial for review, as well as publicly available information regarding other financial institutions and economic and demographic data. RP Financial relied upon publicly available information pertaining to the Provident Merger. Essex and Southern Financial did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Essex or Southern Financial.

      RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger to be completed. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed merger, no restriction will be imposed on Southern Financial that would have a material adverse effect on the ability of the merger to be completed in accordance with the terms of the merger agreement.

      RP Financial’s opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of July 24, 2003 and November 20, 2003. Events occurring after the most recent date could materially affect the assumptions used in preparing the opinion. In connection with rendering its opinion dated July 24, 2003, and updated as of November 20, 2003, RP Financial performed a variety of financial analyses that are summarized below. RP Financial’s opinion was based on the assumption that the merger consideration received would be equivalent to the total exchange ratio, incorporating an estimated value for LoanCare. At the same time, RP Financial also considered the closing exchange ratio, incorporating an estimated value for LoanCare. In preparing the July 24, 2003 opinion, RP Financial evaluated the value of the merger consideration based on Southern’s closing market price per share on July 23, 2003, of $29.05 (adjusted for Southern Financial’s 10% stock dividend), which exceeded the share price used to establish the merger exchange ratios. In the November 20, 2003 opinion, RP Financial also evaluated the value of the merger taking into account the stock and cash consideration that would be received upon the consummation of the Provident Merger. Although the evaluation of the fairness, from a financial point of view, of the merger consideration was to some extent subjective based on the experience and judgment of RP Financial, and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations.

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial’s opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Essex, as well as RP Financial’s experience in securities valuation, its knowledge of financial institutions, and its experience in similar transactions. With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Essex and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the merger consideration, and they do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial’s analyses are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other. Additionally, RP Financial considered other expressions of interest from regional financial institutions with the perceived ability to consummate an acquisition of Essex in the last several years, only one of which resulted in an offer to acquire Essex.

      Evaluation of Essex Merger Consideration. RP Financial’s opinion and related analyses took into account the structural aspects of the merger agreement and the LoanCare spin off. In this regard, RP Financial evaluated the merger consideration based on the “total exchange ratio” (comprised of the “closing exchange ratio” and the “holdback exchange ratio”) and an estimate of value of the 75.1% interest in LoanCare to be held by the current Essex shareholders following the spin off (as discussed below). RP Financial also evaluated the merger consideration based solely on the closing exchange ratio plus the 75.1% interest in LoanCare following the spin off (i.e., assuming no value to the holdback exchange ratio); however, RP Financial gave little weight to this latter scenario in that the events that would trigger the payment of the lower closing exchange ratio have not occurred and, at the time of the opinions, were not anticipated to occur. In addition, RP Financial evaluated the stock and cash consideration that would be received upon the consummation of the Provident Merger.

      1.     Comparable Transactions Analysis. RP Financial compared the merger on the basis of multiples or ratios of reported and core earnings, reported and tangible book value, assets, deposits and core deposit premium of Essex implied by the merger consideration to be paid to the Essex shareholders with the same multiples or ratios at announcement in pending acquisitions and acquisitions completed in 2000 to date of all public savings and loan associations, savings banks, and savings and loan holding companies meeting the following criteria — headquartered in the Southeast or the MidAtlantic, including Virginia, with assets between $100 and $750 million, excluding acquisitions of mutual holding companies and those with inadequate publicly available transaction data. This group of transactions consisted of 28 completed and 1 pending transactions. The median acquisition pricing multiples or ratios of this group were:

			Essex:		Essex:
			Southern Financial		Incorporating
	Comparable Group		Merger Alone(1)		Provident Merger(2)

			Total	Closing	Total	Closing
			Exchange	Exchange	Exchange	Exchange
	Mean	Median	Ratio	Ratio	Ratio	Ratio

Price/ earnings	24.0x	21.1x	15.7x	14.2x	23.6x	22.0x
Price/ book	142.2%	128.2%	126.2%	114.0%	189.4%	176.7%
Price/ tangible book	144.4%	134.2%	126.2%	114.0%	189.4%	176.7%
Price/ assets	17.3%	18.2%	9.8%	8.8%	14.7%	13.7%
Franchise premium/ core deposits	11.0%	8.2%	1.7%	0.9%	5.7%	4.9%

(1)	Financial data as of September 30, 2003 reflects Essex on a consolidated basis (i.e., before the LoanCare spin off) and the merger consideration includes the 75.1% estimated value of LoanCare on a post-spin off basis. Pricing reflects the agreed upon terms of the merger with Southern Financial. The number of Essex outstanding shares includes the restricted stock awards.

(2)	Financial data as of September 30, 2003 reflects Essex on a consolidated basis (i.e., before the LoanCare spin off) and the merger consideration includes the 75.1% estimated value of LoanCare on a post-spin off basis. Pricing reflects the agreed upon terms of the Provident Merger, assuming completion of Essex’s merger with Southern Financial. The number of Essex outstanding shares includes the restricted stock awards.

      In comparison to this group, Essex (consolidated with LoanCare) was of a similar size, maintained a more leveraged capital position and had lower profitability in terms of return on average assets and return on average equity. The value of the merger consideration in the Southern Financial merger alone (including the total exchange ratio and the estimated value of a 75.1% interest in LoanCare) indicates acquisition pricing multiples or ratios that were in the lower portion of the range of the acquisition pricing ratios or multiples for the individual members of the comparable group. The data for the closing exchange ratio (including the estimated value of the 75.1% interest in LoanCare) is shown for comparative purposes. In comparison, the pricing ratios for Essex incorporating the Provident Merger reflect a similar to higher earnings multiple and a higher book value multiple.

      2.     Discounted Cash Flow Analysis. Using discounted cash flow analyses, RP Financial estimated the present value of future dividends and the terminal value to Essex’s shareholders, reflecting alternative strategies for Essex (inclusive of LoanCare) as an independent institution over a five-year period. Since Essex has no immediate plans to pay dividends, no dividends were assumed in the discounted cash flow analyses, and the sole cash flow was the terminal value. The terminal value was calculated based on fifth year earnings and book value utilizing earnings and book value multipliers consistent with the comparable transactions analysis. The discounted cash flow scenarios analyzed included a base case scenario and three alternative strategies. The base case scenario reflects an asset growth rate and profitability ratio consistent with Essex’s recent history. The three alternative scenarios incorporated the base case scenario plus strategies reflecting faster growth, higher profitability, wholesale leveraging and/or issuing trust preferred securities to raise additional capital to support faster growth and wholesale leveraging. The discount rates range used to compute the present value in the base case scenario was 11% to 13%, whereas the two wholesale leverage scenarios utilized higher discount rates of 13% to 15%, reflecting the additional interest rate risk of implementing such strategies in the current interest rate environment. The discount rates used in the base case scenario were derived from the earnings capitalization rate of publicly-traded thrifts, the risk-free rate for the relevant period (i.e., the five-year Treasury rate) and perceived risks in Essex (including LoanCare). The present values pursuant to these four scenarios ranged from $10.84 to $15.26 per share. The merger consideration with Southern Financial (reflecting the total exchange ratio), plus the estimated value of the Essex shareholders’ 75.1% interest in LoanCare following the spin off, of $12.25 per Essex share (including the restricted stock awards) is consistent with the range of present values. The Provident Merger increases the stated value of such consideration to $18.40 per share and $17.16 per share, for the total exchange ratio and the closing exchange ratio, respectively, including the estimated value of LoanCare, which exceeds the range of present values.

      Valuation Estimate of LoanCare. In determining the value of the 75.1% interest in LoanCare following the spin off, RP Financial first estimated the value of LoanCare in its entirety and multiplied the estimate times 75.1%. The per share value of the 75.1% interest to the Essex shareholders was then computed by dividing the dollar valuation estimate by the number of outstanding shares of Essex common stock (including the restricted stock awards). RP Financial estimated the value of LoanCare based on September 30, 2003 financial data incorporating an earnings adjustment to such data reflecting management’s expectations for a significant decline in earnings over the next 12 months (due to an anticipated revenue decline as one large customer contract is not renewed and higher post-spin off operating costs). In addition, for purposes of this valuation only, RP Financial assumed that certain contracts would be scaled back as interest rates rise, based on the historical servicing volume of certain large customers. To estimate the value of LoanCare, RP Financial utilized a comparable transactions approach and a discounted cash flow approach, as described below.

      1.     Comparable Transactions Approach. In applying the comparable transactions approach to LoanCare, in view of the limited availability of acquisition pricing for publicly-traded companies specializing in subservicing, RP Financial applied the acquisition pricing multiples for thrifts and then applied valuation discounts to account for the key operational, financial and other differences. Such valuation discounts included marketability, anticipated revenue reductions and increased operating expenses as an independent company, loss of the financial strength currently provided by Essex, potential disruptive impact to operating efficiency immediately following the spin off and credit risk of certain Essex loans that may be transferred to LoanCare pursuant to the merger agreement. The valuation discount applied to the median price/ earnings multiple of the comparable transaction group was steeper than the discount applied to the price/ book value multiple, because LoanCare’s earnings were perceived to be more volatile than equity as a result of such factors. RP Financial applied an after-tax earnings multiple of 3.00 to 3.45 times the earnings base of $1.545 million, which represents LoanCare’s annualized earnings for the nine months ended September 30, 2003, adjusted for higher post-spin off operating expenses. The estimated value pursuant to the earnings approach was $4.63 million to $5.33 million. RP Financial applied tangible book value multiples of 0.68 to 0.73 times LoanCare’s tangible equity of $6.765 million (adjusted for estimated transaction costs to be borne by LoanCare), which indicated a valuation estimate pursuant to the tangible book value approach of $4.57 to $4.90 million. Attributing two-thirds weight to the earnings approach, the estimated valuation range for LoanCare pursuant to the comparable transactions approach was $4.61 million to $5.19 million.

      2.     Discounted Cash Flow Approach. In applying the discounted cash flow approach, RP Financial estimated that pre-tax earnings would initially decline 50% from the annual rate for the nine months ended September 30, 2003 and resume growing in years 2 and 3 at a 15% annual rate. Pre-tax earnings were further adjusted for higher estimated operating expenses, and future earnings were tax-effected at a 38% rate. Since no dividends are currently anticipated to be paid to the LoanCare shareholders, the sole cash flow was the estimated terminal value at the end of year three, reflecting the same market-based multiples for earnings and tangible equity as well as the same weighting utilized in the comparable transactions approach. Discounted to present value at a 13% annual rate, RP Financial estimated the present value of future cash flows at approximately $3.0 million.

      3.     LoanCare Valuation Estimate. Based on the foregoing, for purposes of preparing the fairness opinion, RP Financial estimated the aggregate value of LoanCare at $3.952 million, and the Essex shareholders’ 75.1% interest at $2.968 million, which is equivalent to $1.17 per share of Essex common stock currently outstanding. The number of shares outstanding includes 45,962 shares of restricted Essex common stock that will not receive shares of LoanCare common stock in the spin off.

      Pro Forma Impact Analysis. RP Financial considered the pro forma impact of the merger (reflecting the total exchange ratio) and 24.9% ownership in LoanCare following the spin off on Southern Financial’s balance sheet, income statement, capital, key financial ratios, per share data and pro forma pricing ratios. The merger will increase Southern Financial’s competitive profile in Richmond and will expand Southern Financial’s market area south of Richmond and southeast into the Tidewater Virginia and Eastern North Carolina markets, further positioning Southern Financial in the major markets along the Interstate 95 and 64 corridors. The merger will increase Southern Financial’s assets by approximately $393 million to $1.5 billion and deposits by approximately $360 million to $1.1 billion. The merger is anticipated to increase Southern Financial’s earnings before the amortization of the estimated core deposit intangible by approximately $2.4 million in the 12 months following the merger (incorporating initial cost savings estimates and estimated earnings from the 24.9% ownership interest in LoanCare), which is expected to reduce marginally Southern Financial’s profitability ratios (including return on assets and return on equity) but is expected to be accretive on a cash earnings per share basis by approximately 4%. The merger will leverage Southern Financial’s equity and Southern Financial is expected to remain well-capitalized on a pro forma basis. The merger is anticipated to also be accretive to Southern Financial’s tangible book value per common share by approximately 8%. Based on Southern Financial’s closing stock price on October 31, 2003 (just prior to the Provident Merger announcement), the pro forma price/ cash earnings and price/ tangible book value ratios would be comparably priced with similarly sized publicly-traded banks and bank holding companies in the region. The pro forma impact on Southern Financial’s dividend payout ratio is nominal.

      RP Financial also considered the pro forma impact of the Provident Merger, which is expected to be closed in the second quarter of 2004. The merger of Southern Financial into Provident expands Provident’s market presence in the greater Washington, DC area and into the central and Tidewater Virginia areas. With Southern Financial’s 33 offices (including Essex offices), Provident will increase the number of offices to 149, ranging from southern York County, Pennsylvania, down through the Baltimore-Washington corridor, and then extending down the I-95 and I-64 corridors through central and southern Virginia and eastern North Carolina. The merger of Southern Financial with Provident is complementary in that Southern Financial is primarily focused on commercial lending to small and medium sized businesses, whereas Provident is primarily a consumer based bank. As a result, the merged bank is expected to have well-balanced loan and deposit portfolios. Thus, the merger is expected to provide considerable opportunities for cross-selling products and services. Following the merger with Southern Financial, Provident would have total assets of $6.7 billion, deposits of $4.5 billion and loans of $3.5 billion. Provident has estimated that the merger will result in approximately $261 million in intangible assets and that anticipated pre-tax cost savings will approximate $7 million, representing roughly 25% of Southern Financial’s operating expenses. On a pro forma basis, the merger will leverage tangible equity and Provident will remain well-capitalized. The merger is anticipated to be marginally accretive to Provident’s earnings per share in the first full year of combined operations, and the merger is expected to increase pro forma profitability, including return on average assets and return on average equity. Tangible book value is expected to be diluted. Southern Financial shareholders are anticipated to have a 29.9% ownership in the merged company. Provident maintains a higher dividend payout ratio than Southern Financial, and the merger will have nominal impact on the payout ratio. Since the announcement of the Provident Merger, Provident’s closing stock price has experienced a decline from $ 31.05 just prior to the merger to $29.49 as of November 19, 2003, which is above the bottom collar price.

      As described above, RP Financial’s opinion and presentation to the Essex board was one of many factors taken into consideration by the Essex board in making its determination to approve the merger agreement. Although the foregoing summary describes the material components of the analyses presented by RP Financial to the Essex board on July 24, 2003, and updated as of November 20, 2003, in connection with its opinion as of those dates, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial attached as Appendix C hereto, which Essex shareholders are urged to read in its entirety.

      The summary set forth above includes all the material factors considered by RP Financial in developing its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed above, RP Financial believes that its analyses must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. As a whole, these various analyses contributed to RP Financial’s opinion that the merger consideration is fair from a financial point of view to Essex’s shareholders.

Exchange of Essex Stock Certificates

      As soon as practicable after the effective time of the merger, Southern Financial’s transfer and exchange agent, Chase Mellon Shareholder Services, will mail to each Essex shareholder a letter of transmittal, together with instructions for the exchange of such holder’s Essex stock certificates for a certificate representing the shares of Southern Financial common stock to which he or she is entitled plus cash in lieu of any fractional share interest.

      You should not send in your certificates until you receive a letter of transmittal and instructions.

      After surrendering to the exchange agent one or more certificates for Essex common stock, together with a properly completed letter of transmittal, the exchange agent will (i) issue and mail to the holder a certificate representing the number of whole shares of Southern Financial common stock and the cash payment for any fractional share interests without any interest thereon which the holder is entitled to receive as of the effective time of the merger and (ii) issue and mail to Southern Financial Bank, as escrow agent, the shares of Southern Financial common stock to be held in escrow pursuant to the holdback escrow agreement. The exchange agent may issue a certificate for Southern Financial common stock in a name other than the name in which the surrendered certificate is registered only if (a) the certificate surrendered is properly endorsed or is otherwise in proper form for transfer and (b) the person requesting the issuance of the certificate either pays to the exchange agent any transfer or other taxes required by the issuance of a certificate for shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the exchange agent that such taxes have been paid or are not due.

      All Southern Financial common stock issued in the merger will be deemed issued as of the effective time of the merger. Former Essex shareholders will be entitled to vote after the merger, at any meeting of Southern Financial’s shareholders, the number of shares of Southern Financial common stock into which their shares of Essex are converted, regardless of whether such shareholders have surrendered their certificates in exchange therefor, provided, however, that the holdback shares shall be voted in the manner provided in the holdback escrow agreement. However, no dividends with respect to the Southern Financial common stock with a record date after the effective time will be paid to the former shareholders of Essex entitled to receive certificates for shares of Southern Financial common stock until such shareholders surrender their certificates representing shares of Essex common stock. After the certificates are surrendered, Southern Financial will pay the shareholder of record any dividends, without any interest thereon, with respect to the shares of Southern Financial common stock represented by the certificates which were paid after the effective time of the merger but withheld. If your certificate for Essex common stock is lost, stolen or destroyed, the exchange agent will issue the shares of Southern Financial common stock upon your submission of an affidavit by you claiming the certificate to be lost, stolen or destroyed and the posting of a bond in such amount as Southern Financial may direct as indemnity against any claim that may be made against Southern Financial with respect to the certificate.

      Upon completion of the merger, you will cease to have any rights as a shareholder of Essex. Until so surrendered, each certificate representing shares of Essex common stock will be deemed for all corporate purposes to represent and evidence solely the right to receive the consideration to be paid pursuant to the merger agreement. Neither Southern Financial, Essex, the exchange agent nor any other party will be liable to any holder of certificates for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

Effective Time of the Merger

      Subject to the conditions to completion of the merger, including the receipt of any required regulatory and shareholder approvals, the merger will become effective at the date and time specified in the certificate of merger issued by the Virginia State Corporation Commission. The merger will be completed on a date and at a time we specify after the conditions to completion of the merger have been satisfied or waived. Although we anticipate that the merger will become effective during February 2004, delays may occur.

      We cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to the merger can or will be satisfied. Either of our boards of directors may terminate the merger agreement if the merger is not completed by July 24, 2004, unless it is not completed because of the breach of the merger agreement by the party seeking termination.

Conduct of Business Pending Effective Time

      The merger agreement requires Essex to conduct its business prior to completion of the merger only in the ordinary course of business consistent with past practices, and to:

•	use its reasonable best efforts to preserve its present business organizations, the services of its present officers, directors, key employees and agents and advantageous business relationships;

•	require in all servicing agreements entered into by LoanCare that all escrow funds be held at Essex, and use its reasonable best efforts in contract negotiations to retain such provision in the contracts; and

•	take no action that would adversely affect or delay the ability of Essex or Southern Financial to obtain any required regulatory or other approvals.

      From the date of the merger agreement to and including the closing date, without the written consent of Southern Financial (which consent shall not be unreasonably withheld), unless otherwise permitted by the merger agreement or reflected in a disclosure schedule, Essex shall not, and shall not permit any of its subsidiaries to, among other things:

•	make or agree to make or renew any builder construction loan commitments in excess of $250,000;

•	make or agree to make or renew any single-family residential loans and residential construction permanent loans in Virginia and North Carolina in excess of $500,000;

•	modify any outstanding loan or acquire any loan participation, unless such modification is made in the ordinary course of business, consistent with past practices;

•	issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock;

•	grant any form of incentive compensation, other than the payment of bonuses for the 2003 calendar year consistent with past practices;

•	open or close any branch office, or acquire or sell or agree to acquire or sell any branch office or any deposit liabilities;

•	enter into, amend or terminate certain agreements specified in the merger agreement or any other material agreement, or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with past practices;

•	grant any severance or termination pay to (other than pursuant to Essex’s policies or agreements in effect on the date of the merger agreement), or enter into any employment, noncompetition or related agreements with, any officer, director, employee or agent of Essex or any of its subsidiaries, either individually or as part of a class of similarly situated persons;

•	make any wage or salary increase (including increases in directors’ or consultants’ fees) other than in accordance with past practices, pay any perquisites other than in accordance with past practices, or institute any employee welfare, retirement or similar plan or arrangement;

•	make any change in accounting methods, principles and practices, except as may be required by generally accepted accounting principles or any governmental authority;

•	pay any dividends or make any other distribution in respect of the Essex common stock, or purchase, redeem or otherwise acquire any shares of Essex common stock;

•	sell, transfer, convey or otherwise dispose of any real property or interest therein, other than other real estate owned;

•	foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Southern Financial of a Phase I environmental review thereof;

•	increase or decrease the rate of interest paid on deposit accounts without consulting with Southern Financial;

•	establish any new subsidiary or affiliate;

•	voluntarily make any material change in the interest rate risk profile of Essex from that as of March 31, 2003, except as may be required by applicable law or regulation;

•	materially deviate from policies and procedures existing as of the date of the merger agreement with respect to classification of assets, the allowance for loan losses and accrual of interest on assets, except as otherwise required by the merger agreement or by applicable law, regulation or generally accepted accounting principles;

•	amend or change any provision of Essex’s articles of incorporation or bylaws or the constituent documents of any subsidiary of Essex;

•	make any capital expenditure which would exceed an aggregate of $25,000;

•	excluding deposits, FHLB advances and other borrowings in the ordinary course of business consistent with past practices, undertake any additional borrowings with maturities in excess of ninety (90) days; or

•	transfer any escrow balances held by Essex Savings Bank on behalf of existing customers of LoanCare, whether pursuant to an existing contract, renewal or new contract, to a financial institution other than Southern Financial Bank, without using its reasonable best efforts to retain such escrow balances.

      The merger agreement provides that none of the foregoing covenants of Essex shall be deemed to restrict the parties’ ability to enter into the agreements relating to LoanCare contemplated by the merger agreement or for LoanCare to be able to enter into agreements, effective at the time of the merger or prior thereto, if mutually agreeable to the parties, which the LoanCare board of directors reasonably determines are necessary or advisable in order for LoanCare to operate as an independent entity following the spin off of LoanCare immediately prior to the merger.

      We refer you to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus, for additional restrictions on the conduct of the business of Essex pending the merger.

No Solicitation

      In addition to the restrictions on Essex outlined above, until the merger is completed or the merger agreement is terminated, Essex has agreed not to take any of the following actions:

•	entertain, solicit or encourage any inquiries with respect to any merger or other acquisition proposal; or

•	furnish information to or negotiate with any other party in furtherance of any merger or other acquisition proposal.

      However, Essex may furnish information to third parties and participate in discussions or negotiations with third parties relating to other merger or acquisition proposals if Essex’s board determines, upon advice of counsel, that the failure to do so would or could reasonably be deemed to constitute a breach of the fiduciary duties or legal obligations of the Essex board to the Essex shareholders. Essex has agreed to promptly notify Southern Financial of any unsolicited acquisition proposals and provide reasonable details regarding the nature of the proposed transaction.

      Essex may terminate the merger agreement in the event that it receives a bona fide acquisition proposal from a party other than Southern Financial which it deems to be superior to the terms set forth in the merger agreement and the failure to do so would be inconsistent with the proper exercise of its fiduciary duties under applicable law. See “— Termination” on page      .

Conditions to Completion of the Merger

      The merger agreement contains a number of conditions to our respective obligations to complete the merger which must be satisfied as of the closing date, including, but not limited to, the following:

•	receipt of all required regulatory approvals of the merger and the other transactions contemplated by the merger agreement (i.e. the spin off) in a manner that does not impose any restrictions on the operations of Southern Financial which materially reduce the benefits of the merger and related transactions to Southern Financial to such a degree that in its good faith judgment Southern Financial would not have entered into the merger agreement had such restrictions been known as of the date of the merger agreement;

•	the holders of more than two-thirds of the outstanding shares of Essex approve the merger agreement;

•	the shares of Southern Financial common stock to be issued to Essex shareholders shall have been authorized for listing on the Nasdaq National Market;

•	the registration statement of which this proxy statement/ prospectus forms a part shall have become effective and no stop order suspending its effectiveness shall be in effect and no proceedings for that purpose shall have been initiated and continuing or threatened by the Securities and Exchange Commission;

•	all representations and warranties of Essex (in the case of Southern Financial’s closing obligation) or Southern Financial (in the case of Essex’s closing obligation) must be true in all material respects and Southern Financial and Essex shall each have received a certificate from the other party signed by the chief executive officer or president to that effect;

•	the absence of a material adverse change in the financial condition, results of operation or business of Essex (in the case of Southern Financial’s closing obligation) or Southern Financial (in the case of Essex’s closing obligation);

•	the performance or compliance in all material respects by Essex (in the case of Southern Financial’s closing obligation) or Southern Financial (in the case of Essex’s closing obligation) with all covenants and obligations required by the merger agreement to be performed or complied with prior to the date the merger becomes effective, and Southern Financial and Essex shall have each received a certificate from the other party signed by the chief executive officer or president to that effect;

•	we must each receive an updated written opinion of Bracewell & Patterson, L.L.P. as to the tax-free nature of the merger; and

•	certain documents related to the spin off shall be executed and the spin off shall be completed.

      In addition to the conditions listed above, Southern Financial’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	the change in control payments due to each of Gene D. Ross, Earl C. McPherson and Roy H. Rechkemmer, Jr. in connection with the termination of their respective employment agreements with Essex shall have been paid by Essex immediately prior to completion of the merger, such employment agreements shall have been terminated and each of Messrs. Ross, McPherson and Rechkemmer shall have executed a release agreement with respect to the payment of any benefits to them pursuant to their respective employment agreements;

•	KPMG shall have completed its audit on Essex’s consolidated financial statements as of December 31, 2003 and for the year then ended and shall have issued an unqualified opinion in connection with the audit;

•	Essex shall have charged off all consumer home equity loans and lines of credit, home improvement loans and consumer installment loans that are ninety (90) days or more past due as of the closing date;

•	the total of Essex’s nonaccrual loans and other real estate owned and accruing loans past due 90 days or more shall not exceed $3,242,068 as of the month end prior to the closing date; provided, that Southern Financial shall waive this condition if Essex agrees to increase the holdback escrow to reflect the difference between the aggregate balance of Essex’s nonaccrual loans and other real estate owned and accruing loans past due 90 days or more and $2,701,723;

•	Essex shall, and shall cause LoanCare to, complete all agreements and other documents necessary for the transfer of the remaining balances of certain loan participations from Essex to LoanCare with financing provided by Southern Financial in accordance with the terms set forth in the merger agreement; and

•	LoanCare shall have issued to Southern Financial a number of newly-issued shares of LoanCare common stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare upon completion of the spin off.

      In addition to the conditions listed above, Essex’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	Essex shall have received a written opinion from a financial advisor dated as of the date of the merger agreement and updated as of the date of this proxy statement/prospectus that the merger consideration is fair to the Essex shareholders from a financial point of view; and

•	Southern Financial shall issue to Gene D. Ross a number of shares of Southern Financial common stock with a value at September 30, 2003 equal to $819,153 (plus any accrual of interest from October 1, 2003 through the closing date), based on the closing price of a share of Southern Financial common stock as of three business days prior to the closing date, in satisfaction of a liability of Essex to Mr. Ross incurred in connection with the cancellation of stock appreciation rights which he exercised in November 1997.

      Any condition to the consummation of the merger, except the required shareholder and regulatory approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the merger agreement entitled to the benefit of such condition.

Additional Agreements

      The merger agreement contains additional agreements made by each party, some of which are substantially reciprocal, the most significant of which include:

•	we each agreed to take all reasonable action to aid and assist in the consummation of the merger and the transactions contemplated thereby and to use our reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from all regulatory authorities having jurisdiction over the transactions contemplated by the merger agreement;

•	we each agreed, upon request, to provide the other party all information concerning ourselves and our subsidiaries, directors, officers and shareholders and other matters as may be necessary or advisable in connection with this proxy statement/ prospectus, or any other filing necessary in connection with the merger and the other transactions contemplated by the merger agreement;

•	Essex agreed to give Southern Financial access to all of its properties, books and records and to provide information about its business, properties and personnel, and Southern Financial agreed to keep that information confidential;

•	we each agreed that neither party will, directly or indirectly, before or after the consummation of the merger or termination of the merger agreement, disclose any confidential information other than in connection with the regulatory notice and application process, or use such confidential information for its own purposes or for the benefit of any person, firm, corporation, association or other entity under any circumstances;

•	Southern Financial agreed that for a period of six years after completion of the merger it will indemnify and hold harmless each present and former director and officer of Essex or its subsidiaries for liabilities from their acts or omissions in those capacities occurring prior to completion of the merger to the fullest extent permitted by Essex’s articles of incorporation or the equivalent document of any subsidiary of Essex. Southern Financial also agreed that the limitations on liability existing in favor of such indemnified parties provided in the articles of incorporation of Essex or the equivalent document of an Essex subsidiary for matters occurring prior to completion of the merger shall continue to be effective;

•	Southern Financial agreed that for a period of three years after completion of the merger, it will use its reasonable best efforts to cause the directors and officers of Essex prior to completion of the merger to be covered by the directors’ and officers’ liability insurance policy maintained by Essex, provided that Southern Financial shall not be required to spend for any one year in excess of 175% of the annual premium paid by Essex for such coverage. If Southern Financial cannot maintain the Essex policy because of this cost limitation, Southern Financial agreed to use its reasonable best efforts to obtain as much comparable insurance as is available under this cost limitation;

•	Essex agreed to allow Southern Financial to designate one representative who will be invited to attend the Essex loan committee meetings held prior to completion of the merger. Such representative will have no voting rights and may be excluded from certain sessions;

•	Essex agreed to use its reasonable efforts to cause each director and officer of Essex designated as an affiliate of Essex to deliver to Southern Financial an executed copy of an affiliate agreement;

•	Essex agreed to use its reasonable best efforts to (i) eliminate certain loan participations, (ii) reduce other specified loan participations by 66 2/3% of their balances as of April 30, 2003 and (iii) reduce all builder lines of credit to their commitment amounts as of April 30, 2003, provided that any reduction of builder lines must be in compliance with applicable laws, regulations and legally binding contractual obligations then in effect;

•	we each agreed that to the extent that the loan participations are not sold or reduced as described in the preceding paragraph, the remaining balances that have not been repaid and the amounts needed to achieve the required reduction in the balance of the other participations shall be sold to LoanCare. Any sales of loan participations to LoanCare up to an aggregate of $10 million shall be financed by LoanCare with the proceeds of a loan from Southern Financial Bank, with such loan or loans having the same interest rate and maturity as the subject loan participation; and

•	Essex agreed to use its reasonable best efforts to have each of the directors and officers with a title of senior vice president or above of Essex and Essex Savings Bank execute a release agreement.

Representations and Warranties of Essex and Southern Financial

      In the merger agreement, Essex has made representations and warranties to Southern Financial, and Southern Financial has made representations and warranties to Essex. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the merger agreement and to complete the transactions contemplated by the merger agreement;

•	no conflicts between the execution of the merger agreement and completion of the transactions contemplated by the merger agreement and certain other agreements;

•	capitalization;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	compliance with applicable laws and regulatory filings;

•	employee benefit plans;

•	insurance coverage;

•	tax matters;

•	allowance for loan losses;

•	brokers or finders fees; and

•	environmental matters.

      Essex has also made additional representations and warranties to Southern Financial with respect to (among other things):

•	its loan portfolio and reserve for loan losses;

•	its real property and leases;

•	its personal property;

•	the payment of taxes and filing of tax returns;

•	the existence of certain contracts and commitments;

•	the absence of certain changes and events;

•	its employment relations;

•	its accounting controls;

•	its intellectual property rights;

•	its deposit accounts;

•	the existence of derivative contracts;

•	its compliance with the Bank Secrecy Act; and

•	the receipt of a fairness opinion with respect to the merger consideration.

      Southern Financial has also made additional representations and warranties to Essex with respect to (among other things):

•	its compliance with its SEC reporting obligations and the accuracy of such reports;

•	its ability to obtain regulatory approvals for the merger and the other transactions contemplated by the merger agreement; and

•	its ability to obtain the required tax opinion in connection with the merger.

Financial Interests of Essex Directors and Officers in the Merger

      In considering the recommendation of the Essex board of directors to vote for the proposal to approve the merger agreement, you should be aware that certain directors and officers of Essex have interests in the merger that are in addition to, or different from, their interests as Essex shareholders. The Essex board of directors was aware of these interests and considered them in approving the merger agreement.

      Employment Agreement. Gene D. Ross, President and Chief Executive Officer of Essex, will enter into an employment agreement with LoanCare upon completion of the spin off. The employment agreement is for an initial three-year term beginning on the date of the spin off, but is subject to successive, automatic extensions of the three-year term on each anniversary of the date of the spin off unless either party gives written notice of non-extension to the other party at least 90 days prior to any such anniversary. Under the terms of the employment agreement, Mr. Ross will serve as President and Chief Executive Officer of LoanCare and will be nominated or appointed by LoanCare as a director. He will receive a base salary at an annual rate of at least $150,000, subject to discretionary increases by the board, plus incentive compensation and other employee benefits under the various benefit plans and programs maintained by LoanCare.

      The employment agreement also provides for an award to Mr. Ross of 384,033 shares of restricted stock of LoanCare, which will vest in full on the third anniversary of the spin off.

      The employment agreement provides that, upon the occurrence of a change in control of LoanCare (as defined in the employment agreement), LoanCare will make a lump sum payment to Mr. Ross of all accrued but unpaid salary and bonus compensation, vacation pay and a pro rata bonus for the year through the date of the change in control. In addition, following a change in control of LoanCare, Mr. Ross will receive a lump sum payment equal to two times the sum of (i) his base salary and (ii) the highest annual bonus earned over the last three years (or 50% of his base salary if the payment occurs prior to the first anniversary of the spin off).

      LoanCare may terminate the employment agreement with or without cause (as defined in the employment agreement) and Mr. Ross may resign upon 90 days’ advance written notice to LoanCare. The employment agreement will also terminate upon Mr. Ross’ death and Mr. Ross’ disability (upon notice from LoanCare). If the employment agreement is terminated for any reason, Mr. Ross will be entitled to any accrued but unpaid salary and benefits earned by him and unpaid at the time of such termination. In the event the employment agreement terminates due to Mr. Ross’ death or a termination by LoanCare with cause, no special severance compensation will be payable.

      If the employment agreement is terminated by LoanCare without cause or by Mr. Ross with good reason (as defined in the employment agreement) during the term of the employment agreement, other than the two-year period following a change in control of LoanCare, Mr. Ross will continue to receive payment of his base salary through the end of the then-current employment term and all of Mr. Ross’

outstanding stock awards will become vested and exercisable (in the case of stock options) immediately upon the termination. During this severance period, Mr. Ross will be eligible to receive certain other fringe benefits, such as health and life insurance, unless he becomes eligible to participate in such benefits provided by a subsequent employer.

      If the employment agreement is terminated by LoanCare without cause or by Mr. Ross with good reason or due to his disability within two years following a change in control of LoanCare, Mr. Ross will receive (i) a lump sum payment of all accrued but unpaid compensation and benefits (including any unpaid amounts, as described above, that become payable following the change in control), (ii) continuation of certain fringe benefits for a period of three years or until he becomes eligible to participate in such benefits provided by a subsequent employer and (iii) immediate vesting of any outstanding stock awards. In addition, LoanCare will pay or reimburse Mr. Ross for the cost of professional out-placement services, subject to a maximum payment or reimbursement equal to 20% of Mr. Ross’ base salary in effect immediately prior to the change in control.

      In addition, the employment agreement entitles Mr. Ross to receive a tax gross-up bonus to cover, on an after-tax basis, any change in control excise taxes payable by him as a result of any payments made under the terms of the employment agreement.

      Noncompetition Agreement. Gene D. Ross and Southern Financial intend to enter into a noncompetition agreement which will be effective upon completion of the merger. Pursuant to the noncompetition agreement, Mr. Ross agrees that during the 12-month period following the merger, Mr. Ross will not, directly or indirectly, (i) become a director, officer, employee, shareholder, principal, agent, consultant or independent contractor of any insured depository institution, trust company or parent holding company of any such institution or company which has an office in specified areas in Virginia or North Carolina or any other entity whose business in such areas materially competes with the depository, lending or other business activities of Southern Financial or its subsidiaries or affiliates, provided, however, that this provision shall not prohibit Mr. Ross from owning bonds, non-voting preferred stock or up to 5% of the outstanding common stock of any such entity if such common stock is publicly traded, or prohibit Mr. Ross from becoming a director, officer, employee, shareholder, principal, agent, consultant or independent contractor of LoanCare as long as such company does not expand its business activities beyond those currently conducted by it to the extent that such expanded activities result in LoanCare competing for deposits and/or loan originations (other than originations of single-family residential mortgage loans) with Southern Financial, or (ii) solicit (whether by mail, telephone, personal meeting or any other means) any customer of Southern Financial or any of its subsidiaries to transact business with any other entity, whether or not a competing business (as defined in the noncompetition agreement), or to reduce or refrain from doing any business with Southern Financial or its subsidiaries, or interfere with or damage (or attempt to interfere with or damage) any relationship between Southern Financial or its subsidiaries and any such customers. In consideration of the obligations of Mr. Ross under the noncompetition agreement, Southern Financial has agreed to pay to Mr. Ross an amount equal to $200,000 at the effective time of the merger.

      Termination Payments. Each of Gene D. Ross, Earl C. McPherson and Roy H. Rechkemmer, Jr. will receive termination payments in connection with the termination of their existing employment agreements with Essex. Based on anticipated compensation levels, Mr. Ross will receive a payment of approximately $690,000, Mr. McPherson will receive a payment of approximately $297,000 and Mr. Rechkemmer will receive a payment of approximately $145,000.

      Certain employees of Essex will be entitled to severance pay upon the completion of the merger in an amount equal to one week’s salary for each year of service to Essex. Upon consummation of the merger, Mr. Ross will receive severance pay in an amount equal to approximately $52,000, and Mr. Rechkemmer will receive severance pay in an amount equal to approximately $21,000.

      Restricted Stock Award. On October 15, 2003, the board of directors of Essex approved the grant of an award of 21,000 shares of restricted Essex common stock to Gene D. Ross in light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the merger and the spin off of LoanCare. The grant of this restricted stock award was consented to by Southern Financial pursuant to the merger agreement on October 30, 2003. This award is contingent on the successful completion of the merger and the spin off and is also subject to the approval of the shareholders of Essex. The restricted stock award to Mr. Ross had a value of approximately $301,000 on the date of grant, based on the total exchange ratio of 0.38719 and the $37.05 per share market value of Southern Financial common stock on such date. Based on the closing price of Southern Financial common stock on November 19, 2003 of $42.40 per share, the value of the restricted stock award increased to approximately $345,000 as of such date.

      SERP. Certain employees of Essex Savings Bank, including Messrs. Ross, McPherson and Rechkemmer, participate in a supplemental executive retirement plan maintained by Essex Savings Bank (“SERP”). The SERP provides deferred compensation of 5% to 10% of a covered employee’s salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of Essex’s executive compensation committee. A covered employee’s account under the SERP becomes fully vested after five years of service with Essex Savings Bank and also becomes fully vested in the event of a change in control of Essex Savings Bank, which would include the merger. Amounts under the SERP are required to be distributed to covered employees upon the earlier of termination of employment by Essex Savings Bank or a change in control of Essex Savings Bank. At September 30, 2003, the accounts of Messrs. Ross, McPherson and Rechkemmer under the SERP amounted to $146,778, $86,354 and $47,005, respectively, and each such person was fully vested under the SERP by virtue of his years of service with Essex Savings Bank.

      Stock Appreciation Rights Payment. At closing, Southern Financial will issue to Gene D. Ross a number of shares of Southern Financial common stock with a value equal to $819,153 plus any accrued interest from October 1, 2003 through the closing date, in connection with the cancellation of stock appreciation rights which he exercised in November 1997. Although Mr. Ross exercised the stock appreciation rights in 1997, due to circumstances and events at that time, Mr. Ross did not receive payment for those rights. The stock appreciation rights obligation has been carried as an other liability on the books of Essex.

      Employee Arrangements. Southern Financial agreed to use its commercially reasonable efforts to employ Earl C. McPherson as an executive officer of Southern Financial on terms at least as favorable as the terms on which he was employed by Essex prior to the merger.

      Indemnification. Southern Financial agreed that for a period of six years after completion of the merger it will indemnify and hold harmless each present and former director and officer of Essex or its subsidiaries for liabilities from their acts or omissions in those capacities occurring prior to completion of the merger to the fullest extent permitted by Essex’s articles of incorporation or the equivalent document of any subsidiary of Essex. Southern Financial also agreed that the limitations on liability existing in favor of such indemnified parties provided in the articles of incorporation of Essex or the equivalent document of an Essex subsidiary for matters occurring prior to completion of the merger shall continue to be effective.

      Insurance. Southern Financial agreed that for a period of three years after completion of the merger, it will use its reasonable best efforts to cause the directors and officers of Essex prior to completion of the merger to be covered by the directors’ and officers’ liability insurance policy maintained by Essex or comparable coverage, subject to a cost limitation set forth in the merger agreement.

Employee Matters

      Employees of Essex who continue employment with Southern Financial or any of its subsidiaries upon completion of the merger will be entitled to participate in the employee benefit plans and programs maintained by Southern Financial and its subsidiaries. Southern Financial will recognize such employees’ prior service with Essex for all purposes under Southern Financial’s employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock option plans) to the extent Essex sponsored a similar type plan in which Essex employees participated prior to the merger. Each Essex employee employed by Southern Financial following the merger shall also be entitled to credit for past service with Essex for the purpose of satisfying any eligibility or vesting periods applicable to Southern Financial’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Internal Revenue Code (including without limitation Southern Financial’s 401(k) profit sharing plan).

      Southern Financial agreed to pay any employee of Essex or any of its subsidiaries who is not otherwise covered by a specific employment, termination, severance or change in control agreement and who is terminated by Southern Financial or Southern Financial Bank for reasons other than cause during the one year period immediately following completion of the merger, severance benefits in accordance with Southern Financial’s severance policy then in effect.

      Southern Financial also agreed that at or prior to completion of the merger, Essex may pay retention bonuses to employees of Essex and its subsidiaries who are selected by the chief executive officer of Essex after consultation with Southern Financial in order to help retain key employees through completion of the merger, provided that the aggregate amount of any such retention bonuses shall not exceed $100,000.

      Pursuant to the merger agreement, Essex may pay bonuses in the ordinary course of business consistent with past practices for 2003, as disclosed to Southern Financial pursuant to the merger agreement.

Modifications or Waiver

      No termination, cancellation, modification, amendment, deletion, addition or other change in the merger agreement, or any provision thereof, or waiver of any right or remedy therein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy with respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy with respect to such occurrence or event on any other occasion.

Termination

      Mutual Consent. The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Southern Financial and Essex.

      By Either Party. The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Southern Financial or Essex if:

•	any court or other governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the merger and such order, decree, ruling or other action shall have been final and non-appealable;

•	any of the transactions contemplated by the merger agreement are disapproved by any regulatory authority or other persons whose approval is required to consummate any of such transactions;

•	the approval of the merger agreement by Essex shareholders is not obtained by reason of the failure to obtain the required vote at the special meeting of Essex shareholders;

•	the merger shall not have become effective by July 24, 2004 and the party exercising its termination right is not then in default under the merger agreement if the default has been the cause of or resulted in the failure to complete the merger;

•	any of the conditions to the respective obligations of Southern Financial, Southern Financial Bank or Essex have not been met or waived by the other party; or

•	in the event of a material breach by the other party of its representations and warranties or any covenant or agreement of such party contained in the merger agreement and such breach has not been cured within the required time limit.

      By Essex. Essex may terminate the merger agreement if it shall have received a bona fide acquisition proposal from a party other than Southern Financial and the Essex board of directors determines, in good faith and in the exercise of its fiduciary duties after consultation with its legal and financial advisors, that such acquisition proposal is superior to the terms of the merger agreement and the failure to terminate the merger agreement and accept such superior proposal would be inconsistent with the proper exercise of its fiduciary duties.

      Essex may also terminate the merger agreement if the average per share closing sale price for Southern Financial common stock for the ten consecutive trading days ending on and including the third trading day prior to completion of the merger is less than $22.68 per share; provided, however, that Southern Financial has the right, but not the obligation, to nullify any exercise by Essex of this termination right by adjusting the total exchange ratio to a number of shares of Southern Financial common stock determined by dividing the product of $22.68 and 0.38719 by the average share price.

      In the event Essex desires to terminate the merger agreement as provided in the preceding paragraph, Essex must notify Southern Financial in writing of its intent to terminate on the second business day prior to the closing date.

      By Southern Financial. The merger agreement may be terminated and the merger abandoned at any time by Southern Financial if Essex’s board of directors resolves to (i) accept an acquisition proposal (as defined in the merger agreement) from any party other than Southern Financial; (ii) recommend to its shareholders that they tender their shares in a tender or exchange offer with a third party; or (iii) withdraw or modify its recommendation or approval of the merger agreement or recommend to Essex’s shareholders acceptance or approval of any alternate acquisition proposal.

      Remedies. In the event of the termination of the merger agreement without breach by any party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

      Termination Fee. Provided that Southern Financial is not in material breach of any covenant or obligation contained in the merger agreement, Essex shall pay to Southern Financial a termination fee of $1.0 million if the merger agreement is terminated:

•	by Essex because it has accepted a superior proposal (as defined in the merger agreement);

•	by either Southern Financial or Essex if the shareholders of Essex do not approve the merger agreement, if at the time of any failure by the shareholders of Essex to approve the merger agreement there shall exist an alternate acquisition proposal with respect to Essex and, within twelve months of the termination of the merger agreement, Essex enters into a definitive agreement with any third party with respect to any alternate acquisition proposal; or

•	by Southern Financial if Essex’s board of directors resolves to (i) accept an alternate acquisition proposal; (ii) recommend to its shareholders that they tender their shares in a tender or exchange offer with a third party; or (iii) withdraw or modify its recommendation or approval of the merger agreement or recommend to Essex’s shareholders acceptance or approval of any alternate acquisition proposal.

Expenses

      Except as otherwise noted in the preceding paragraph, Southern Financial and Essex will each pay their own expenses in connection with the preparation of and performance of their respective obligations under the merger agreement; provided that Essex will pay up to 50% of the reasonable costs and expenses of LoanCare in connection with the merger agreement (which will include various licensing and other related fees incurred by LoanCare in connection with the spin off) prior to completion of the merger, up to a maximum payment by Essex of $125,000.

Nasdaq Stock Market Listing

      Southern Financial has agreed to file all documents required to be filed to have the shares of Southern Financial common stock to be issued in the merger approved for quotation on the Nasdaq National Market. The obligations of the parties to complete the merger are subject to approval for quotation of such shares on the Nasdaq National Market.

Certain Material Federal Income Tax Consequences

      The following discussion is a general summary of the anticipated material United States federal income tax consequences of the exchange of Essex common stock for Southern Financial common stock pursuant to the merger. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), regulations promulgated by the United States Treasury Department, court cases and administrative rulings in each case as in effect as of the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that you hold your Essex common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. Accordingly, this description is not a complete description of all of the consequences of the merger and, in particular, may not address United States federal income tax considerations that may affect the treatment of shareholders subject to special treatment under United States federal income tax law (including, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply the mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of Essex common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold Essex common stock as part of a “hedge,” “straddle” or “conversion transaction”). This discussion is based on laws, regulations, rulings and judicial decisions as in effect on the date of this document, without consideration of the particular facts or circumstances of any holder of Essex common stock. These authorities are all subject to change and any such change may be made with retroactive effect. No assurance can be given that, after any such change, this discussion would not be different.

      The obligations of the parties to complete the merger are conditioned upon the receipt by Southern Financial and Essex of an opinion of counsel from Bracewell & Patterson, L.L.P. as to the anticipated United States federal income tax consequences of the merger, but specifically excluding any opinions as to the following:

•	federal income tax consequences of the spin off;

•	state, local, foreign or other federal tax consequences of the merger not specifically addressed in the opinion;

•	federal income tax consequences to Essex shareholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in securities of foreign currencies, regulated investment companies, pass through entities, mutual funds, traders in securities who elect to apply the mark-to-market method of accounting, and other persons who do not own such stock as a capital asset;

•	federal income tax consequences affecting shares of Essex common stock acquired upon the exercise of stock options, similar derivative securities or otherwise as compensation; and

•	the federal income tax consequences to holders of options or other rights to acquire shares of Essex common stock and Southern Financial common stock or persons who hold their Essex common stock as part of a straddle, hedge, constructive transaction or conversion transaction.

      Bracewell & Patterson, L.L.P. has rendered its tax opinion to Southern Financial and Essex, respectively, subject to the limitations discussed above, on the basis of facts, representations and assumptions set forth or referred to in such opinion which are consistent with the state of facts existing at the effective time of the merger. In rendering its tax opinion, such counsel relied upon representations and covenants, including those contained in certificates of officers of Southern Financial and Essex, reasonably satisfactory in form and substance to such counsel. An opinion of counsel represents counsel’s best legal judgment, but has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. We have not requested nor do we intend to request a ruling from the Internal Revenue Service as to the tax consequences of the merger and as a result there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions herein.

      The opinions rendered are that, for United States federal income tax purposes:

•	the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and Southern Financial and Essex will each be a party to the transaction;

•	except as discussed below, no gain or loss will be recognized by holders of Essex common stock upon receipt of Southern Financial common stock;

•	a shareholder’s aggregate tax basis in the shares of Southern Financial common stock received pursuant to the merger, including the holdback shares held pursuant to the holdback escrow agreement, will be equal to the aggregate tax basis of the shares of Essex common stock surrendered in exchange therefor, increased by the amount of gain recognized in the merger and reduced by the amount of cash received in respect thereof;

•	the holding period of the Southern Financial common stock received by Essex shareholders in the merger will include the holding period of the shares of Essex common stock surrendered in exchange therefor; and

•	neither Southern Financial nor Essex will recognize any gain or loss for United States federal income tax purposes as a result of the merger, except for any gain (but not loss) pursuant to Section 335(e) of the Internal Revenue Code as discussed below.

      A copy of this opinion is attached as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms a part. It is a condition to completion of the merger that each of us receive an updated opinion of Bracewell & Patterson, L.L.P. The conditions relating to receipt of the tax opinion may be waived by both of us. Neither of us currently intends to waive the conditions related to the receipt of an updated tax opinion. However, if these conditions were waived, Essex would re-solicit the approval of its shareholders prior to completing the merger.

      A shareholder who receives cash in lieu of a fractional share of Southern Financial common stock in the merger will be treated for United States federal income tax purposes as if the fractional share of Southern Financial common stock had been received and then redeemed for cash by Southern Financial. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis allocable to the fractional share of Southern Financial common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code.

      You will be treated as owning the shares of Southern Financial common stock held under the holdback escrow agreement. If dividends are paid with respect to the holdback shares, you will be required to report the dividends as ordinary income even though you do not receive the cash payment. In addition, you will be required to report as ordinary income any interest earned on the escrowed dividends. If some or all of the holdback shares are returned to Southern Financial to discharge a liability under the holdback escrow agreement, you will be treated as though you sold your portion of the returned shares and will recognize capital gain or loss based on the difference between your basis in the returned shares and the value of the shares at the time they are released. You will increase your basis in any remaining shares by the amount of the liability that was satisfied. If you no longer own any Southern Financial common stock at the time the escrow is terminated and none of the holdback shares are distributed to you, you will likely report a capital loss equal to the amount of gain recognized. You may also be able to report as an ordinary loss the amount of any dividends and interest held by the escrow and not distributed to you to the extent you have previously reported ordinary income attributable to such dividends and interest. You should consult your own tax advisor regarding the proper tax treatment of the escrowed shares.

      A shareholder who receives cash for their Essex common stock because they exercised their dissenter’s rights will be treated for United States federal income tax purposes as if the Southern Financial common stock had been received and then redeemed for cash by Southern Financial. A shareholder will recognize a capital gain or loss in an amount equal to the difference between the cash received and the tax basis in the Southern Financial common stock, unless such payment, under each such shareholder’s particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code.

      Capital gain or loss recognized by an Essex shareholder on the share exchange will be long-term capital gain or loss if the holding period of the Essex common stock exceeds one year at the time of the exchange. In the case of individuals, the maximum federal income tax rate applicable to long-term capital gains generally is 15%.

      Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Essex shareholder is entitled pursuant to the merger, unless the shareholder provides the appropriate form. A holder should complete and sign the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the holder’s taxpayer identification number, and certification necessary to avoid backup withholding.

      Immediately prior to the merger, Essex will spin off to its shareholders, other than holders of restricted Essex common stock, all of the outstanding stock of its wholly-owned subsidiary, LoanCare, which will own certain assets of Essex that will not be acquired in the merger. The federal income tax consequences of the spin off are described in detail in the Information Statement, which is attached as Appendix E to this proxy statement/ prospectus.

      The foregoing is a summary discussion of material federal income tax consequences of the merger. The discussion is included for general information purposes only and may not apply to a particular Essex shareholder in light of such shareholder’s particular circumstances. Essex shareholders should consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local and foreign tax laws and possible future changes in federal income tax laws and the interpretation thereof, which can have retroactive effects.

Accounting Treatment

      The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, Essex’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Southern Financial. Any difference between the purchase price for Essex and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Southern Financial in connection with the merger will be amortized to expense in accordance with the new rules. The financial statements of Southern Financial issued after the merger will reflect the results attributable to the acquired operations of Essex beginning on the date of completion of the merger. The unaudited pro forma financial information contained herein has been prepared using the purchase method of accounting. See “Unaudited Pro Forma Consolidated Financial Information,” beginning on page      .

Restrictions on Resales of Southern Financial Common Stock

      Southern Financial common stock to be issued in the merger will be registered under the Securities Act of 1933. Therefore, the Southern Financial common stock to be issued to Essex shareholders in the merger will be freely transferable by Essex shareholders who are not considered to be “affiliates” of either of Southern Financial or Essex. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with either of Essex at the time of the Essex special meeting or Southern Financial at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of either entity.

      If you are considered an affiliate of Essex or become an affiliate of Southern Financial after the merger, you may resell the shares of Southern Financial common stock acquired in connection with the merger only pursuant to an effective registration statement under the securities laws, pursuant to Rule 145 under the Securities Act of 1933, or in transactions otherwise exempt from registration under the securities laws. Under Rule 145, during the first calendar year after the merger becomes effective, affiliates of Essex at the time of the special meeting who are not affiliates of Southern Financial at or following the effective time of the merger may publicly resell the Southern Financial common stock they receive in the merger but only within certain limitations as to the number of shares of Southern Financial common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of Essex who are not affiliates of Southern Financial may resell their shares without restriction. Southern Financial must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934 in order for affiliates to resell, under Rule 145, shares of Southern Financial common stock received in the merger. Southern Financial is not obligated and does not intend to register for resale the shares issued to affiliates of Essex.

      Pursuant to the merger agreement, each affiliate of Essex has signed a written agreement to the effect that he will not offer or sell or otherwise dispose of any of the shares of Southern Financial common stock issued to him in the merger in violation of the Securities Act of 1933.

Regulatory Approvals

      The merger must be approved by the Board of Governors of the Federal Reserve System and the Virginia State Corporation Commission. A period of 15 to 30 days must expire following approval by the Federal Reserve during which time the Department of Justice may file objections to the merger under the federal antitrust laws. While Essex and Southern Financial believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

      Completion of the merger is also subject to approval of an application for approval of the spin off of LoanCare, which is currently a subsidiary of Essex Savings Bank, under the capital distribution regulation of the Office of Thrift Supervision.

      Southern Financial and Essex are in the process of preparing and filing all necessary applications and notices with the applicable regulatory agencies. There can be no assurance that all requisite approvals will be obtained, that such approvals will be received on a timely basis or that such approvals will not impose restrictions on the operations of Southern Financial following the merger that materially reduce the benefits of the merger to Southern Financial, in which case Southern Financial may elect under the merger agreement not to consummate the merger.

      The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed merger.

Rights of Dissenting Shareholders

      Under Article 15 of the Virginia Stock Corporation Act, current holders of Essex common stock who object to the merger may “dissent” and, if the merger is consummated, have the fair value of their shares of Essex common stock judicially determined and paid in cash, together with a fair rate of interest, if any. The valuation will exclude any element of value in anticipation of the merger unless exclusion would be inequitable. An Essex shareholder may only exercise dissenters’ rights by complying with the provisions of Article 15 of the Virginia Stock Corporation Act.

      The following is only a summary of the rights of a dissenting Essex shareholder, is not a complete statement of law pertaining to appraisal rights under the Virginia Stock Corporation Act, and is qualified in its entirety by reference to the full text of Article 15 of the Virginia Stock Corporation Act, a copy of which is attached as Appendix D hereto and incorporated into this discussion by reference. If you intend to exercise your right to dissent, you should carefully review the following summary and comply with all requirements of Article 15. You should also consult with your attorney. No further notice of the events giving rise to dissenters’ rights will be furnished by Essex to you.

      If you intend to exercise your dissenters’ rights, you should be aware that cash paid to you likely will result in your receipt of taxable income. (See “— Material Federal Income Tax Consequences” on page      .)

      Article 15 provides in detail the procedure that you must follow if you wish to exercise your dissenters’ rights. In summary, to exercise dissenters’ rights:

•	you must deliver to Essex before the vote on the merger agreement is taken at the special meeting, written notice of your intent to demand payment for your shares if the merger is completed; and

•	you must not vote your shares in favor of the merger agreement at the special meeting.

      In other words, you do not have to vote against the merger agreement, or even vote at all, in order to exercise dissenters’ rights, but you may not vote in favor of the merger agreement, and in all cases you must give the required written notice. Your failure to satisfy these requirements will result in your not being entitled to exercise dissenters’ rights and receive payment for your shares under Article 15. Even if you vote against the merger agreement (either in person or by proxy), you still have to send the required notice of intent in order to exercise dissenters’ rights. You should remember that, as described under the caption “Essex Special Meeting — Voting and Revocation of Proxies” on page      , if you return a signed proxy card but fail to provide instructions as to the manner in which your shares are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert dissenters’ rights. If you do not return a proxy card or otherwise vote at all at the special meeting, you will not be treated as waiving your dissenters’ rights as long as you have given the required notice of intent as described above.

      If you intend to dissent, your notice of intent should be mailed or delivered to Essex’s corporate secretary at its corporate office located at 9 Interstate Corporate Center, Norfolk, Virginia 23502, or it may be hand delivered to Essex’s corporate secretary at the special meeting (before the voting on the merger agreement begins). Notice of intent is effective at the earliest of the following: (i) when received by Essex at its address prior to the special meeting; (ii) five days after its deposit in the United States mail, as evidenced by the postmark, if mailed postage prepaid and correctly addressed to Essex at its address prior to the special meeting; or (iii) on the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of Essex prior to the special meeting.

      If you deliver a timely notice of intent, do not vote in favor of the merger agreement and the merger agreement is approved by Essex’s shareholders at the special meeting (or at any adjournment of the special meeting), then, within ten days following the effective date of the merger, Southern Financial, as the company surviving the merger, will send you a written notice called a dissenters’ notice, by first-class mail, postage prepaid, to your address shown in Essex’s current record of shareholders, as long as you have satisfied the requirements to exercise dissenters’ rights. The dissenters’ notice will include another copy of Article 15 and will:

•	include a form you can use for demanding payment that will include the date of the first announcement to news media or to Essex’s shareholders of the terms of the merger and will require you to certify whether you acquired beneficial ownership of your shares of Essex common stock before or after that date;

•	inform holders of uncertificated shares the extent to which those shares will be restricted after the payment demand is received;

•	state where your payment demand must be sent, and where and when your Essex share certificates must be deposited; and

•	specify a date by which Southern Financial must receive your payment demand (which may not be fewer than 30 nor more than 60 days after the date of delivery of the dissenters’ notice).

      After receipt of the dissenters’ notice, you must deliver to Southern Financial a written payment demand and, in the case of certificated shares, deposit your Essex share certificates with Southern Financial by the date set forth in and in accordance with the terms and conditions of the dissenters’ notice and certify whether you acquired beneficial ownership of your shares of Essex common stock before or after the announcement date. Otherwise, you will not be entitled to payment for your shares under Article 15. If you deliver a payment demand, certify your beneficial ownership as required and deposit your share certificates as required by the dissenters’ notice, you will retain all other rights as a shareholder except as canceled or modified by completion of the merger.

      Within 30 days after receipt of your payment demand, Southern Financial will pay you (provided that you have satisfied all requirements to exercise dissenters’ rights) the amount Southern Financial estimates to be the fair value of your shares, plus interest accrued to the date of payment. Southern Financial’s payment will be accompanied by:

•	certain of Southern Financial’s most recent available financial statements;

•	an explanation of how Southern Financial estimated the fair value of your shares and how the interest was calculated;

•	a statement of your right to demand payment if you are not satisfied with the payment; and

•	a copy of Article 15, and a statement of your rights if you are dissatisfied with Southern Financial’s payment.

      However, unless you were the beneficial owner of your shares of Essex common stock on the announcement date as set forth in the dissenters’ notice, Southern Financial may elect to withhold payment.

      After the merger is complete, to the extent Southern Financial elected to withhold payment for after-acquired shares, Southern Financial will estimate the fair value of the shares, plus accrued interest, and will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. Southern Financial’s payment offer will be accompanied by:

•	an explanation of how Southern Financial estimated the fair value of your shares and how the interest was calculated; and

•	a statement of your rights if you are dissatisfied with Southern Financial’s payment offer.

      If you believe that the amount paid by Southern Financial, or the amount of Southern Financial’s payment offer, as described above is less than the fair value of your shares of Essex common stock or that the interest due is incorrectly calculated, then you may notify Southern Financial in writing of your own estimate of the fair value of your shares of Essex common stock and the amount of interest due and may demand payment of your estimate (less any payment you received) or that you reject Southern Financial’s payment offer, which is called a further payment demand. In any such event, if you fail to take any such action within the 30 days after Southern Financial makes or offers payment for your shares, you will be deemed to have waived your rights under Article 15.

      If you have taken all required actions and your demand for payment remains unsettled, Southern Financial will file a lawsuit within 60 days after receiving the further payment demand and petition the appropriate circuit court to determine the fair value of the shares and accrued interest. If Southern Financial does not begin the action within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded. In the court proceeding described above, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In addition, Southern Financial will make all dissenters whose demands remain unsettled parties to the proceeding. Each dissenter made a party to the proceeding must be served with a copy of the complaint and will be entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, to exceed the amount paid by Southern Financial, or for the value, plus accrued interest, of his after-acquired shares for which Southern Financial elected to withhold payment.

      The court will determine the cost of any court proceeding, including reasonable compensation and reimbursement of expenses for appraisers appointed by the court. Those costs will be assessed against Southern Financial unless the court determines that some or all of the dissenters did not act in good faith in demanding payment, in which event the court may assess costs against those dissenters. The court may assess the fees and expenses of experts against Southern Financial if it finds that it did not substantially comply with the requirements of the statutes, and against any party who did not act in good faith in asserting or defending against dissenters’ rights. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award counsel fees, to be paid out of the amounts awarded the dissenters who were benefited. If a dissenter must bring an action against Southern Financial to require it to pay the amount Southern Financial estimates to be the fair value of the dissenter’s shares, plus interest, the court will assess costs against Southern Financial unless some or all of the dissenters did not act in good faith.

      Article 15 contains certain additional provisions and requirements that apply in the case of dissents by nominees who hold shares for others, and by beneficial owners whose shares are held in the names of other persons.

THE SPIN OFF

      Immediately prior to the merger, Essex will spin off to its shareholders, other than holders of restricted Essex common stock, all of the outstanding stock of its wholly-owned subsidiary, LoanCare Servicing Center, Inc., formerly known as Essex Home Mortgage Servicing Corporation, which will own certain assets of Essex that will not be acquired in the merger. Immediately following the spin off and the merger, LoanCare will issue to Southern Financial a number of newly-issued shares of LoanCare common stock sufficient to give it a 24.9% interest in LoanCare following the distribution. The spin off is described in greater detail in the Information Statement which is attached as Appendix E to this proxy statement/ prospectus.

COMPARISON OF RIGHTS OF SHAREHOLDERS

OF SOUTHERN FINANCIAL AND ESSEX

      The rights of Essex shareholders under the articles of incorporation and bylaws of Essex will differ in some respects from the rights Essex shareholders will have as shareholders of Southern Financial under the articles of incorporation and bylaws of Southern Financial. Copies of Southern Financial’s articles of incorporation and bylaws have been previously filed by Southern Financial with the Securities and Exchange Commission. Copies of Essex’s articles of incorporation and bylaws are available upon written request from Essex.

      Certain differences between the provisions contained in the Virginia Stock Corporation Act, Essex’s articles of incorporation and bylaws, and Southern Financial’s articles of incorporation and bylaws, as such differences may affect the rights of shareholders, are summarized below. The summary set forth below is not intended to be complete and is qualified by reference to Virginia law, the Essex articles of incorporation, the Essex bylaws, the Southern Financial articles of incorporation and the Southern Financial bylaws.

Summary of Material Differences Between Current Rights of

Essex Shareholders and Rights Those Persons
Will Have as Shareholders of Southern Financial Following the Merger

	Essex	Southern Financial

Capitalization:	Essex’s articles of incorporation authorize the issuance of up to 5,000,000 shares of common stock, par value $0.01.	Southern Financial’s articles of incorporation authorize the issuance of up to 20,000,000 shares of common stock, par value $0.01 and 1,000,000 shares of preferred stock, par value $0.01.
Corporate Governance:	The rights of Essex shareholders are currently governed by Virginia corporate law and the articles of incorporation and bylaws of Essex. Following the completion of the merger, the rights of Essex shareholders who become Southern Financial shareholders will be governed by Virginia law and the articles of incorporation and bylaws of Southern Financial.	The rights of Southern Financial shareholders are governed by Virginia corporate law and the articles of incorporation and bylaws of Southern Financial.
Classification of the Board of Directors:	Essex’s board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three year term. This means that only one-third of the board is elected at each annual meeting of shareholders. The classification makes it more difficult to change the composition of Essex’s board of directors because at least two annual meetings of shareholders are required to change control of the board of directors.	Southern Financial also has a classified board of directors.

Essex	Southern Financial

Removal of Directors:	Virginia law provides that, absent a provision in the articles of incorporation to the contrary, directors may be removed by the shareholders with or without cause.
Essex’s articles of incorporation provide that a director or the entire board of directors may only be removed with cause upon a two-thirds vote of the outstanding voting power.	Southern Financial’s articles of incorporation provide that a director may only be removed with or without cause but only if at least two-thirds of the votes cast on such action are voted in favor of removal.
Vote Required for Certain Shareholder Actions:	Virginia law provides that a sale of all or substantially all of the assets may occur if approved by the holders of two-thirds of the outstanding shares entitled to vote thereon unless the articles of incorporation provide for a greater or lesser vote.

Essex’s articles of incorporation do not contain any provisions regarding vote requirements for a sale of assets, merger or other similar transaction.	Southern Financial’s articles of incorporation contain a provision which reduces the required shareholder approval level to a majority of each group entitled to vote thereon for certain actions such as a merger, a share exchange, and certain sales, leases or exchanges of all or of substantially all of Southern Financial’s assets so long as either (i) at least two-thirds of the continuing board of directors approves and recommends the action or (ii) such action is approved by the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote thereon. The board of directors is empowered by the articles of incorporation to require a greater vote.

Amendment of Articles of Incorporation and Bylaws:	Virginia law provides that a corporation’s articles of incorporation may be amended upon approval of the amendment by the affirmative vote of the holders of more than two-thirds of the outstanding shares of stock entitled to be cast in each voting group. Each voting group must approve the amendment.

Essex’s articles of incorporation provide that the articles of incorporation may be amended in the manner provided by law, except that the affirmative vote of the holders of at least two-thirds of the voting power shall be required to amend or repeal certain articles.

Virginia law provides that the board of directors of a corporation may amend the corporation’s bylaws unless the shareholders upon adopting or amending particular bylaws provide expressly that the board of directors may not amend or repeal that bylaw.

Essex’s articles of incorporation provide that the bylaws may be amended or repealed by a two-thirds vote of either the shareholders or the board of directors.	Southern Financial’s articles of incorporation may be amended upon the affirmative vote of a majority of the votes entitled to be cast by each group entitled to vote thereon, so long as such amendment is approved by either (i) at least two-thirds of the continuing directors or (ii) the holders of at least two-thirds of the issued and outstanding shares entitled to vote thereon. Continuing director means any individual who (i) was an initial director of Southern Financial; (ii) has been elected to the board of directors of Southern Financial at an annual meeting of the shareholders more than one time; or (iii) was elected to fill a vacancy on the board of directors of Southern Financial by a majority of the then remaining directors and thereafter re-elected at an annual meeting of the shareholders.

Southern Financial’s bylaws may be amended by a majority vote of either the Southern Financial board of directors or its shareholders.

	Essex	Southern Financial

Shareholder Actions Without a Meeting:	Virginia law provides that if the articles of incorporation so provide and if the corporation is not a public corporation, action that may be taken at a shareholder meeting may be taken without a meeting by written consent if the consent is executed by the shareholders having the voting power to approve the action had it been approved at a meeting at which all shareholders were present.	Southern Financial’s articles of incorporation do not provide for less than unanimous consent when shareholder action is taken without a meeting, so no action may be taken by written consent unless all shareholders agree.
Essex’s articles of incorporation provide that shareholders may act without a meeting by written consent of those shareholders having the voting power that would be necessary to authorize the action at a meeting of shareholders.

Special Meetings of Shareholders:	Virginia law provides that a special meeting of the shareholders may be called by the chairman of the board, the president, the board of directors or the person authorized to do so by the articles of incorporation or bylaws.	Southern Financial’s bylaws provide that special meetings of shareholders may be called at any time but only by the chairman of the board, the president or the board of directors.
Essex’s articles of incorporation provide that a special meeting of the shareholders may be called only by the board of directors. At any meeting, no business shall be transacted and no corporate action shall be taken other than as brought before the meeting by or at the direction of the board of directors.

Nomination of Directors:	The Essex bylaws provide that nominations of directors may be made at meetings of the shareholders at which directors are to be elected only by or at the direction of the board of directors. The chairman may determine that a nomination was defective and disregard such nomination.	The Southern Financial bylaws also contain advance notice and informational procedures which must be complied with in order for a shareholder to nominate a person to serve as a director. Southern Financial’s bylaws provide that detailed information along with notice of a proposed nomination must be received by Southern Financial not less than 60 nor more than 90 days prior to the meeting called for the purpose of electing directors.

Proposal of Business:	Neither Essex’s articles of incorporation nor its bylaws contain any provision regarding shareholder proposals of business.	Southern Financial’s bylaws provide that to properly bring an issue before a shareholders’ meeting, notice containing certain required information must be received by Southern Financial not less than 60 nor more than 90 days prior to any meeting called for the election of directors.

	Essex	Southern Financial

Indemnification; Limitation of Director Liability:	Virginia law provides that a corporation may indemnify an individual acting in his capacity as a director against liability incurred if (i) he conducted himself in good faith; and (ii) he believed: (a) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Furthermore, unless limited by the articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.	Southern Financial’s articles of incorporation provide that the corporation shall indemnify any director made a party to a proceeding because he or she is or was a director of the corporation against any liability incurred in the proceeding to the full extent permitted by Virginia law. Southern Financial’s articles provide that, to the full extent permitted by Virginia law, a director will not be liable to Southern Financial or its shareholders for monetary damages in excess of one dollar for an act or omission in the director’s capacity as a director.
Virginia law also provides that a corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
The Essex articles of incorporation provide that a director or officer of the corporation or any person serving as director, officer, employee or agent of another entity at the request of the corporation shall be indemnified to the fullest extent authorized by the Virginia Stock Corporation Act, except that the corporation will only indemnify a person in connection with a proceeding initiated by that person if the proceeding was authorized by the board of directors. The right to indemnification also includes the right to advance payment of expenses under certain circumstances.

VIRGINIA ANTI-TAKEOVER STATUTES

      The Virginia Stock Corporation Act restricts transactions between a corporation and its affiliates and potential acquirers. The summary below is general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the statutory provisions contained in the Virginia Stock Corporation Act. Southern Financial and Essex are both Virginia corporations, but because Essex has substantially fewer than 300 shareholders of record, the provisions described below currently are not applicable to it.

      Affiliated Transactions. The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions,” found at Sections 13.1-725-727.1 of the Virginia Stock Corporation Act. Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries, or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5% of all outstanding voting shares. For purposes of the Virginia Stock Corporation Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the outstanding voting securities of a Virginia corporation.

      Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors (as defined below). A Disinterested Director is defined in the Virginia Stock Corporation Act as a member of a corporation’s board of directors who

•	was a member before the later of January 1, 1988 or the date on which an Interested Shareholder became an Interested Shareholder, and

•	was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation’s board of directors.

At the expiration of the three year period after a shareholder becomes an Interested Shareholder, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

      The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three year period has expired and require either that the transaction be approved by a majority of the corporation’s Disinterested Directors or that the transaction satisfy certain fair price requirements of the Affiliated Transactions statute. In general, the fair price requirements provide that the shareholders must receive the higher of: the highest per share price for their shares as was paid by the Interested Shareholder for his, her or its shares, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder, unless approved by a majority of the Disinterested Directors.

      None of the limitations discussed above and special voting requirements apply to a transaction with an Interested Shareholder who has been an Interested Shareholder continuously since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation. Further, restrictions of Affiliated Transactions are generally limited to corporations with more than 300 shareholders of record. Southern Financial has, and Essex does not have, more than 300 shareholders of record.

      These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the Virginia Stock Corporation Act provides that by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Southern Financial has not adopted such an amendment.

      Control Share Acquisitions. The Virginia Control Share Acquisitions statute, found at Sections 13.1-728-728.8 of the Virginia Stock Corporation Act, also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group (“Acquiring Person”) seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation with 300 or more shareholders which would result in an Acquiring Person’s ownership of the corporation’s shares entitled to vote in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50% or 50% or more (a “Control Share Acquisition”).

      Shares that are acquired in a Control Share Acquisition (“Control Shares”) will not be entitled to voting rights unless the holders of a majority of the “Disinterested Shares” vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares with voting rights. Disinterested Shares do not include shares owned by the Acquiring Person or by officers and inside directors of the company whose shares were acquired. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the Control Shares. As a condition to having this matter considered at either an annual or special meeting of shareholders, the Acquiring Person must provide shareholders, among other things, detailed disclosures about his or her identity, the method and financing of the Control Share Acquisition and any plans to engage in certain transactions with, or to make fundamental changes to, the corporation, its management or business.

      Under certain circumstances, the statute grants dissenters’ rights to shareholders who vote against granting voting rights to the Control Shares. The Virginia Control Share Acquisitions statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights. A corporation may opt-out of the statute. Among the acquisitions specifically excluded from the statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

      The provisions of the Control Share Acquisition statute are only applicable to public corporations that have more than 300 shareholders of record, such as Southern Financial, but not Essex. Corporations may provide in their articles of incorporation or bylaws to opt out of the Control Share Acquisition statute. Southern Financial has not opted out of the statute.

PROPOSAL II

APPROVAL OF A RESTRICTED STOCK AWARD TO GENE D. ROSS

General

      Section 280G of the Internal Revenue Code governs the treatment of so called “parachute payments” to corporate officers, highly-compensated individuals or shareholders who own more than 1% of the fair market value of the company’s outstanding stock. As the President and Chief Executive Officer of Essex, Gene D. Ross is covered by Section 280G of the Internal Revenue Code.

      If the payments and benefits to Mr. Ross which are contingent on the merger equal or exceed three times his average taxable compensation for the five calendar years preceding the year in which the merger is completed, then Mr. Ross is subject to a 20% excise tax and Essex loses its tax deduction on the excess parachute payment, which is defined as follows:

•	the total parachute payments to Mr. Ross, minus

•	one times the average taxable compensation of Mr. Ross for the five calendar years preceding the year in which the merger is completed.

      Because the merger will not be completed until 2004, Mr. Ross’ average taxable compensation will be based on the five years ending December 31, 2003. Based on current estimates of his compensation for 2003 and the estimated value of his change in control payments and benefits, including a recent award of 21,000 shares of restricted Essex common stock, the board of directors of Essex believes that the payments and benefits to Mr. Ross will exceed three times his five-year average compensation unless this proposal is approved.

      The board of directors of Essex is seeking shareholder approval of the restricted stock award to Mr. Ross in order to exempt such payment from Section 280G of the Internal Revenue Code. Section 280G and the regulations under such section permit the shareholders of Essex to exempt all or part of the change in control payments to Mr. Ross by the affirmative vote of more than 75% of the outstanding common stock of Essex, excluding any shares held by Mr. Ross. If such shareholder approval is not received, then Mr. Ross will forfeit the restricted stock award and, as described below, the 21,000 shares will be canceled and the total exchange ratio will increase. Accordingly, if the Essex shareholders do not approve this proposal by the required vote, Mr. Ross will forfeit his restricted stock award and each Essex shareholder will be entitled to receive a greater number of shares of Southern Financial common stock upon completion of the merger.

Change in Control Payments and Benefits to Gene D. Ross

      Mr. Ross has a change in control agreement with Essex pursuant to which he will receive certain cash payments upon completion of the merger and certain fringe benefits for 24 months following completion of the merger. In addition, Mr. Ross is covered by the general severance policy of Essex and will receive a cash payment pursuant to this policy upon completion of the merger. For a description of Mr. Ross’ current change in control agreement and the severance policy of Essex, see “Proposal I — Approval of the Merger Agreement — Financial Interests of Essex Directors and Officers in the Merger” on page      .

      The estimated payments and benefits that Mr. Ross will receive pursuant to his change in control agreement and the severance policy of Essex are summarized below:

	Amount of Payments
Description	to Mr. Ross

Change in control agreement:
Two times highest salary	$490,000	(a)
Two times highest bonus	200,000	(b)
Fringe benefits	1,930	(c)
Severance policy	51,827	(d)

Total	$743,757

(a)	Assumes an increase in Mr. Ross’ annual salary from $233,000 currently to $245,000 on January 1, 2004.

(b)	Assumes Mr. Ross’ bonus for 2003 is $100,000, compared with a $70,000 bonus for 2002.

(c)	Represents the estimated present value of the costs of providing life insurance and certain other fringe benefits to Mr. Ross over a 24 month period following the merger. The final present value amount will be based on the discount rate published by the Internal Revenue Service for the month in which the merger is completed.

(d)	Mr. Ross will have 11 continuous full years of service upon completion of the merger. The amount shown represents 11 weeks of base salary at the assumed annual rate of $245,000 to be effective in 2004.

      The estimated taxable compensation of Mr. Ross for 2003 is $393,301, which includes an accelerated payment from February 2004 to December 2003 of his assumed $100,000 annual bonus for 2003. This accelerated payment results in approximately $330 being deemed a change in control payment because of the acceleration. Based on this estimate, his average taxable compensation for the five years ending December 31, 2003 will be $265,156, and three times his average taxable compensation would be $795,468. As a result, the change in control payments and benefits to Mr. Ross prior to taking into account the value of the restricted stock award described below are estimated to be less than three times his five-year average taxable compensation.

      In light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the merger and the spin off of LoanCare, the board of directors approved the grant of an award of 21,000 shares of restricted Essex common stock to Mr. Ross on October 15, 2003. The grant of this restricted stock award was consented to by Southern Financial pursuant to the merger agreement on October 30, 2003. This award is contingent on the successful completion of the merger and the spin off and is also subject to the approval of the shareholders of Essex.

      The merger agreement was amended and restated on November 25, 2003 to, among other things, adjust the total exchange ratio to reflect the grant of the restricted stock award to Mr. Ross and the issuance of 24,962 shares of restricted Essex common stock to Essex’s legal counsel for payment of prior legal fees, as well as to give effect to a stock dividend paid by Southern Financial since the date of the merger agreement. If the grant of the restricted stock award is approved by the Essex shareholders, the total exchange ratio will be 0.38719 shares of Southern Financial common stock for each share of Essex common stock. If the proposal is not approved by the Essex shareholders, then the restricted stock award will be canceled. In this event, there will be 21,000 fewer shares of Essex common stock issued and outstanding when the merger is completed, and the total exchange ratio will increase from 0.38719 to 0.39041 shares of Southern Financial common stock for each share of Essex common stock outstanding.

      The restricted stock award to Mr. Ross had a value of approximately $301,000 on the date of grant, based on the adjusted total exchange ratio of 0.38719 shares of Southern Financial common stock for each one share of Essex common stock and the $37.05 per share market value of Southern Financial common stock on such date. In light of the timing and circumstances surrounding this grant, the grant is considered to be a change in control payment to Mr. Ross. Based on the closing price of Southern Financial common stock on November 19, 2003 of $42.40 per share, the value of the restricted stock award increased to approximately $345,000 as of such date. The value of the award will fluctuate with changes in the market value of the Southern Financial common stock. Taking into account the grant of the restricted stock award to Mr. Ross, his total change in control payments and benefits that are subject to Section 280G of the Internal Revenue Code would be approximately $1,084,000 based on the above assumptions and would exceed three times his average taxable compensation. In order to avoid the adverse tax consequences of Section 280G to Essex resulting from the grant of restricted stock, the board of directors of Essex has determined that the restricted stock award will be deemed forfeited by Mr. Ross if the award is not approved by the shareholders of Essex by the required vote.

Other Payments and Benefits to Mr. Ross

      As described under “Proposal I — Approval of the Merger Agreement — Financial Interests of Essex Directors and Officers in the Merger,” Mr. Ross will receive the following additional payments and benefits:

•	a three-year employment agreement with LoanCare, with a starting annual base salary of $150,000, incentive compensation, general employee benefits and 384,033 shares of restricted stock of LoanCare;

•	$200,000 upon completion of the merger pursuant to a 12-month noncompetition agreement to be entered into with Southern Financial;

•	$146,778 pursuant to a supplemental executive retirement plan (SERP) maintained by Essex Savings Bank; and

•	$819,153 plus accrued interest from October 1, 2003 through the closing date, representing the amount owed to Mr. Ross from the cancellation of stock appreciation rights which he exercised in November 1997. This amount will be paid in shares of Southern Financial common stock valued as of the third trading day prior to completion of the merger.

      The cash payments, fringe benefits and restricted stock grants to be made pursuant to the new employment agreement with LoanCare are considered reasonable compensation for the services to be rendered by Mr. Ross. His salary from LoanCare will be less than his salary from Essex, with the lower salary from LoanCare partially offset by the grant of LoanCare restricted stock. As long as such payments and benefits are reasonable compensation for services actually rendered, they are not considered to be change in control payments covered by Section 280G of the Internal Revenue Code.

      Southern Financial, Essex and Mr. Ross believe that the $200,000 to be paid under the noncompetition agreement does not exceed the value of the noncompetition agreement. However, no independent third party has conducted a valuation analysis of the noncompetition agreement. If the $200,000 lump sum payment was to exceed the value of the noncompetition agreement, then the excess amount would be a change in control payment covered by Section 280G of the Internal Revenue Code.

      The $146,778 payment under the SERP is not deemed to be a change in control payment because Mr. Ross is fully vested with respect to such amount in the absence of a change in control. In addition, the SERP payment is not being increased as a result of the merger.

      The $819,153 payment plus accrued interest to Mr. Ross is in satisfaction of Essex’s 1997 obligation to him and is not deemed to be a change in control payment.

Effect of the Grant of the Restricted Stock Award

      As noted above, when the merger agreement was amended and restated to adjust the total exchange ratio for events occurring after the date of the merger agreement, the restricted stock award caused the total exchange ratio to be reduced from 0.39041 to 0.38719 shares of Southern Financial common stock for each share of Essex common stock. As a result, for every 10,000 shares of Essex common stock held by an Essex shareholder, the Essex shareholder will receive 32 fewer shares of Southern Financial common stock if the restricted stock award granted to Mr. Ross is approved by the Essex shareholders.

Vote Required to Approve the Restricted Stock Award

      Under Section 280G of the Internal Revenue Code and the regulations under such section, the grant of the restricted stock award to Mr. Ross must be approved by holders of more than 75% of the outstanding common stock of Essex, excluding any shares held by Mr. Ross.

      For any Essex shareholder that is not an individual (such as a corporation, partnership or trust), the vote on the restricted stock award must generally be made by the person authorized by the entity shareholder to approve the grant of the award. However, in order to approve the grant of the award, the entity shareholder must receive a separate affirmative vote of the persons who hold more than 75% of the voting power of the entity shareholder if both of the following conditions exist:

•	the entity shareholder owns, directly or indirectly, more than 1% of the outstanding common stock of Essex, and

•	the value of the Essex common stock held by the entity shareholder equals or exceeds one-third of the total gross fair market value of all of the assets of the entity shareholder.

      Value Partners, Ltd, which owns 21.8% of the outstanding common stock of Essex, has informed Essex that the second condition set forth above does not apply to Value Partners.

      The directors of Essex, as well as Value Partners and Timothy G. Ewing, have each indicated that they intend to vote FOR the proposal to approve the restricted stock award to Mr. Ross. These individuals and entities beneficially own 836,121 shares or 33.4% of the outstanding Essex common stock.

      If an Essex shareholder fails to vote on the proposal or abstains on the proposal, the failure to vote or the abstention will have the same effect as a vote against the proposal. Any broker non-votes will also have the same effect as a vote against the proposal.

Effect if the Proposal is Not Approved by Essex Shareholders

      If holders of more than 75% of the outstanding common stock of Essex do not vote in favor of the proposal, then the restricted stock award granted to Mr. Ross will be deemed forfeited by Mr. Ross. Mr. Ross will still be entitled to receive all of the other payments and benefits set forth in this section.

      The amended and restated merger agreement provides that the total exchange ratio will be determined by dividing 985,795 shares of Southern Financial common stock by the number of shares of Essex common stock issued and outstanding immediately prior to completion of the merger. If the grant of the restricted stock award to Mr. Ross is approved by Essex shareholders, the 21,000 shares of restricted Essex common stock covered by the award will vest and the total exchange ratio will be 0.38719 shares of Southern Financial common stock for each share of Essex common stock. If the restricted stock award is not approved by Essex shareholders, the 21,000 shares will be canceled and the total exchange ratio will increase to 0.39041 shares of Southern Financial common stock for each share of Essex common stock. As a result, if the restricted stock award is not approved, each Essex shareholder will be entitled to receive a greater number of shares of Southern Financial common stock upon completion of the merger.

Recommendation of the Essex Board of Directors

      The board of directors of Essex (with Mr. Ross abstaining) unanimously approved the award of 21,000 shares of restricted Essex common stock to Mr. Ross in order to ensure that his efforts in connection with the merger and the spin off of LoanCare are adequately recognized and rewarded. The board of directors of Essex (with Mr. Ross abstaining) recommends that you vote FOR the proposal to approve the grant of the restricted stock to Mr. Ross.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ESSEX

      The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the Consolidated Financial Statements of Essex and related Notes contained elsewhere in this proxy statement/ prospectus.

Financial Condition

      General. Total assets of Essex at December 31, 2002 were $314.7 million as compared to $302.8 million at December 31, 2001, an increase of approximately $11.9 million or 3.9%. This increase was primarily attributable to growth in cash and cash equivalents. Increased cash was generated primarily from two sources, the growth in escrow deposits held for LoanCare clients and an $18.5 million decrease in loans held for investment.

      Total assets of Essex at September 30, 2003 were $389.8 million, an increase of $75.1 million or 23.9% from December 31, 2002. This increase was primarily attributable to an increase in cash and cash equivalents, which increased primarily as a result of an increase in escrow deposits held for LoanCare clients, which are held in noninterest-bearing deposits at Essex Savings Bank.

      In connection with the merger, Essex has undertaken several steps to comply with the merger agreement that have materially affected the business of Essex. Essex has terminated its participation in three construction loan participation portfolios, ending the participation in any new loans and resulting in the complete repurchase of one of the relationships. This action has contributed to the overall decrease in outstanding loan participations of $40.9 million from December 31, 2002 to September 30, 2003.

      Separately, Essex has negotiated with an independent third party financial institution the purchase, at par, of certain performing construction loans. The loans comprise a participation portfolio, construction permanent loans and direct builder construction loans originated and serviced by Essex’s mortgage division. The agreement for the sale was entered into on October 31, 2003 and the closing is scheduled for December 31, 2003. As of September 30, 2003, the aggregate amount of construction loans to be sold in this sale was approximately $51.7 million. Pursuant to the merger agreement, Essex has agreed to reduce the balance of certain loan participations, including the loan participations proposed to be sold in this sale, by 66 2/3% from their balances as of April 30, 2003. If the balances of such loan participations are not reduced prior to closing, Essex has agreed to transfer the remaining balances to LoanCare, with financing provided by Southern Financial under the terms set forth in the merger agreement. The completion of the proposed sale would reduce the amounts which would otherwise be required to be transferred by Essex to LoanCare. As of September 30, 2003, after giving effect to the proposed sale, the remaining balance of loan participations required to be sold or transferred to LoanCare was approximately $4.9 million.

      Essex has also discontinued its practice of purchasing residential mortgage loans in the secondary market to reinvest the liquidity generated by loan payments, deposit growth and earnings. Instead, Essex has recently purchased mortgage-backed securities with the available liquidity, which has compressed the yield.

      Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks and federal funds sold) increased by $31.4 million or 199.7% during 2002 as a result of increasing escrow deposits due to the growth in the number of loans subserviced by LoanCare. Cash and cash equivalents increased by $63.0 million or 133.5% from December 31, 2002 to September 30, 2003, also due to increased escrow deposits.

      Investment Securities. As a matter of policy, Essex generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. government agency obligations, Federal Home Loan Bank (“FHLB”) stock and mutual fund investments. During the year ended December 31, 2002, investment securities decreased $375,000 or 8.3%. The decrease during 2002 was attributable to a $969,000 decrease in FHLB stock required to satisfy Essex Savings Bank’s minimum investment requirements for FHLB membership, which was partially offset by a $594,000 increase in securities available for sale, primarily in a money market mutual fund. The increase in 2003 was attributable to the purchase of $23.5 million in U.S. government agency obligations in September 2003. These mortgage backed securities are classified as held for investment.

      Loans. Net loans (including loans classified as held for sale) decreased by $17.1 million or 6.4% during 2002. This decrease resulted primarily from payoffs, net of new residential loans, of $7.0 million, a decrease in consumer loans of $2.3 million and an aggregate decrease of $7.9 million in acquisition and development and lot loans. The residential loan and consumer loan decreases were primarily attributable to prepayments and refinancings during this period of lower interest rates. The decrease in acquisition and development and lot loans was the intended result of reducing certain risk characteristics of the construction portfolio.

      Net loans (including loans classified as held for sale) decreased by $13.2 million or 5.3% during the first nine months of 2003. Construction and land loans decreased $35.4 million in this period due to the effort to reduce land loan concentrations and the redemption of a number of large maturing loan participations. Residential mortgage loans increased $27.7 million during the period, primarily due to the purchase of $61.6 million of loans in the secondary market. These purchases were undertaken in order to (i) replenish the residential loan segment of the portfolio, which was being impacted by the volume of payoffs and refinancings in the portfolio, and (ii) improve Essex’s net interest margin over the long-term by investment in adjustable-rate loans.

      Included in net loans are unamortized premiums of $451,000, $479,000 and $702,000 at December 31, 2001 and 2002 and September 30, 2003, respectively. Loan premiums increased in 2002 and the first nine months of 2003 as a result of the purchase of residential loan portfolios which had note rates which were higher than market yields. Amortization of loan premiums is affected by the cash flows from the underlying mortgage loans and may be accelerated, and thus reduce income from loans, if prepayment activity exceeds expectations.

      Nonperforming Assets. Essex’s nonperforming assets increased from $1.6 million at December 31, 2001 to $2.1 million at December 31, 2002. Total nonperforming assets were $2.7 million at September 30, 2003.

      The increase in nonperforming assets in 2002 was primarily attributable to a $547,000 foreclosure on two properties in a builder relationship. The increase in nonperforming assets during the first nine months of 2003 was primarily the result of $1.1 million in foreclosures on 11 properties in two loan participation builder relationships. As a result of this activity, Essex’s foreclosed properties, increased from $222,000 at December 31, 2001 to $864,000 at December 31, 2002 to $1.7 million at September 30, 2003.

      In addition to Essex’s nonperforming assets at September 30, 2003 and December 31, 2002 and 2001, Essex had classified for regulatory purposes an additional $572,000, $382,000 and $1.1 million, respectively, of assets (including accrued interest and advances and net of specific loss reserves) based on an asset classification rating system adopted by Essex. These classified loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods. Classified assets at September 30, 2003 do not include two foreclosed properties, totaling $705,000, which were sold in October 2003.

      Mortgage Servicing Rights. Mortgage servicing rights, net (“MSRs”) decreased from $1.7 million at December 31, 2001 to $1.4 million at December 31, 2002 and increased to $1.8 million at September 30, 2003. The amount of Essex’s MSRs changes occurred as a result of loan servicing rights acquired through purchases and Essex’s loan origination activities, amortization of MSRs and changes to the valuation allowance for MSRs, which is maintained by Essex in order to carry MSRs at the lower of cost or market value. The valuation allowance for Essex’s MSRs increased from $174,000 at December 31, 2001 to $355,000 at December 31, 2002 to $481,000 at September 30, 2003. The carrying value of Essex’s MSRs is dependent upon the cash flows from the underlying mortgage loans and may be impaired if prepayment activity exceeds expectations. No assurance can be given that significant amortization or impairment adjustments will not be necessary in the future with respect to Essex’s MSRs. For additional information regarding Essex’s MSRs, see Note 15 to the Audited Consolidated Financial Statements of Essex.

      Deposits. Deposits, the primary source of Essex’s funding, increased by $17.1 million or 6.3% during the year ended December 31, 2002. Deposits at September 30, 2003 totaled $359.6 million, an increase of $72.7 million or 25.3% from year-end 2002. The growth in deposits was primarily due to increases of $35.3 million in 2002 and $64.5 million through September 30, 2003 in noninterest-bearing deposits from mortgage loan servicing related escrow deposits maintained by LoanCare at Essex Savings Bank. In 2002, an $18.3 million decrease in interest-bearing deposits occurred primarily in certificates of deposit at all of Essex Savings Bank’s retail banking branches. In addition to its usual competitive interest rates, during 2003 Essex Savings Bank offered interest rate specials on certain certificates of deposit as a means of retaining current accounts and attracting deposits over certain maturity periods to meet internal asset liability sensitivity goals, resulting in a $428,000 increase in certificates of deposit.

      Borrowings. Essex’s borrowings currently consist primarily of a loan made to Essex by RBC Centura Bank to pay certain amounts in connection with Essex going private in 2001 and related expenses. The loan is collateralized by 51% of the shares of Essex Savings Bank owned by Essex. The interest rate on the loan is indexed to the Wall Street prime rate minus 25 basis points. Principal payments on this loan began on August 31, 2002. At December 31, 2002, the interest rate on the loan was 4.00% and the outstanding balance was $1.7 million. At September 30, 2003, the interest rate on the loan was 3.75% and the outstanding balance was $1.5 million.

      Essex had approved borrowing capacity from the FHLB of $67.0 million at both September 30, 2003 and December 31, 2002. There were no outstanding advances at either date.

      Shareholders’ Equity. Shareholders’ equity at December 31, 2002 was $23.3 million, an increase of $2.6 million from shareholders’ equity of $20.7 million at December 31, 2001. Shareholders’ equity totaled $24.7 million at September 30, 2003. These changes primarily reflect Essex’s net income of $2.6 million for the year ended December 31, 2002 and $1.5 million for the nine months ended September 30, 2003, which is further described under Results of Operations.

      On August 31, 2001, the common shareholders of Essex Bancorp, Inc. (“EBI”) approved the merger whereby the then parent holding company of Essex (the “Company”) was merged into Essex and each outstanding share of the Company’s publicly-traded common stock was exchanged for $1.45 in cash. As a result of the merger, the Company ceased to be a public company and the holders of the Company’s common stock, preferred stock and warrants have no continuing ownership interest in the Company. Upon consummation of the merger, the former holders of the Company’s preferred stock acquired all of the 2,500,052 shares of Essex’s common stock currently outstanding. For additional information, see Note 3 to the Audited Consolidated Financial Statements of Essex.

Results of Operations

      Essex’s net income for the year ended December 31, 2002 totaled $2.6 million, as compared to net income of $619,000 for the year ended December 31, 2001 and $3.9 million for the year ended December 31, 2000. Essex’s net income for 2002 included a net $41,000 tax provision, as compared to a $386,000 tax provision in 2001. Tax benefits associated with $1.0 million of Essex’s net operating tax loss (“NOL”) carryforwards were recognized in 2002. Essex’s net income for 2000 included a tax benefit of $2.7 million, which was primarily attributable to a $3.1 million decrease in a valuation allowance which had been established for tax purposes. On a pre-tax basis, Essex had consolidated earnings of $2.7 million for the year ended December 31, 2002, as compared to $1.0 million for the year ended December 31, 2001 and $1.2 million for the year ended December 31, 2000. Essex’s overall results in recent years reflected increases in (i) net interest income, resulting from an increase in average interest-earning assets, coupled with an decrease in the cost of funds, (ii) mortgage banking income due to increases in loan originations and loan sales in low interest rate environments and (iii) loan servicing fees and service charges resulting from an increase in LoanCare’s mortgage loan subservicing portfolio since the beginning of 2001.

      Essex’s net income for the nine months ended September 30, 2003 totaled $1.5 million, as compared to net income of $1.1 million for the same period ended September 30, 2002. Essex’s net income for 2003 includes a $944,000 tax provision, as compared to a $659,000 tax provision in the same period of 2002. On a pre-tax basis, Essex had consolidated earnings of $2.4 million for the nine months ended September 30, 2003, as compared to $1.7 million for the period ended September 30, 2002. Essex’s overall results in recent years reflected increases in (i) net interest income, resulting from a decrease in the cost of funds, (ii) mortgage banking income due to increases in loan originations and loan sales in low interest rate environments and (iii) loan servicing fees and service charges resulting from an increase in LoanCare’s mortgage loan subservicing portfolio.

      The following table presents for the periods indicated Essex’s return on assets (net income divided by average total assets), return on equity (net income divided by average equity), equity to assets ratio (average equity divided by average total assets) and the dividend payout ratio.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2003(1)	2002(1)	2002(2)	2001	2000(3)

Return on average assets	0.56%	0.48%	0.87%	0.20%	1.32%
Return on average equity	8.28	6.81	12.31	2.86	20.71
Equity to assets ratio	6.82	7.02	7.04	7.08	6.39
Dividend payout ratio	0.00	0.00	0.00	0.00	0.00

(1)	Percentages are presented on an annualized basis.

(2)	Net income for the year ended December 31, 2002 included a $1.0 million income tax benefit attributable primarily to the partial recognition of Essex’s net operating tax loss carryforwards.

(3)	Net income for the year ended December 31, 2000 included a $2.7 million income tax benefit attributable primarily to the partial recognition of Essex’s net operating tax loss carryforwards.

      Net Interest Income. Net interest income totaled $8.2 million, $7.1 million and $7.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. Net interest margin (net interest income divided by average interest-earning assets) amounted to 2.98%, 2.47% and 2.81% for the years ended December 31, 2002, 2001 and 2000, respectively.

      Net interest income amounted to $6.0 million during the nine months ended September 30, 2003, as compared to $5.8 million during the same period in the prior year. Net interest margin amounted to 2.70% and 2.89% during the nine months ended September 30, 2003 and 2002, respectively.

      The increase in net interest income in recent periods reflected the favorable impact of the repricing of deposits and borrowings to lower interest rates. Net interest margin expansion occurred primarily because of the repricing of deposits, coupled with the growth of noninterest-bearing escrow deposits as a funding source. Decreasing mortgage interest rates beginning in January 2001 resulted in an acceleration of refinancings, payoffs and prepayments in the loan portfolio.

      The following tables present for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yield, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.

	Nine Months Ended September 30,

	2003			2002

	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$248,041	$10,452	5.62%	$258,595	$12,406	6.40%
Investment securities	4,886	85	2.33	3,114	124	5.31
Mortgage-backed securities	1,774	46	3.43	2,288	55	3.20
Federal funds sold	2,077	18	1.16	2,583	31	1.63
Other	61,066	473	1.03	9,850	123	1.67

Total interest-earning assets	317,844	11,074	4.65	276,430	12,739	6.14
Cash	22,018			11,307
Other, less allowance for loan losses	11,760			12,648

Total assets	$351,622			$300,385

Interest-bearing liabilities
Time deposits	$167,992	$4,059	3.22%	$174,034	$5,747	4.40%
Other deposits	57,497	532	1.23	52,959	694	1.75

Total deposits	225,489	4,591	2.71	226,993	6,441	3.78
FHLB advances	407	4	1.47	16,930	250	1.97
Other	1,602	49	4.08	1,812	62	4.54

Total interest-bearing liabilities	227,498	4,644	2.72	245,735	6,753	3.66

Demand deposits	94,186			28,585
Other	5,956			4,989

Total liabilities	327,640			279,309
Shareholders’ equity	23,982			21,076

Total liabilities and shareholders’ equity	$351,622			$300,385

Net interest earnings		$6,430			$5,986

Net interest spread			1.92%			2.48%

Net interest margin			2.70%			2.89%

Average interest-earning assets to average interest-bearing liabilities			139.71%			112.49%

	Year Ended December 31,

	2002			2001			2000

	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$255,089	$16,201	6.35%	$271,164	$20,274	7.48%	$258,119	$21,131	8.19%
Investment securities	3,889	173	4.45	3,984	257	6.45	4,408	301	6.82
Mortgage-backed securities	2,109	72	3.42	932	48	5.11	480	35	7.32
Federal funds sold	2,527	39	1.56	1,727	57	3.32	1,157	72	6.20
Other	11,705	225	1.92	10,395	410	3.94	7,660	664	8.66

Total interest-earning assets	275,319	16,710	6.07	288,202	21,046	7.30	271,824	22,203	8.16
Cash	12,821			7,384			5,895
Other, less allowance for loan losses	15,442			10,465			14,818

Total assets	$303,582			$306,051			$292,537

Interest-bearing liabilities
Time deposits	$171,817	$7,289	4.24%	$189,971	$11,235	5.91%	$162,487	$9,498	5.85%
Other deposits	53,563	902	1.68	44,978	1,497	3.33	42,147	1,902	4.51

Total deposits	225,380	8,191	3.63	234,949	12,732	5.42	204,634	11,400	5.57
FHLB advances	12,775	251	1.97	24,373	1,148	4.71	48,723	3,132	6.43
Other	1,798	81	4.48	574	37	6.35	147	28	18.66

Total interest-bearing liabilities	239,953	8,523	3.55	259,896	13,917	5.35	253,504	14,560	5.74

Demand deposits	37,079			19,757			16,618
Other	5,170			4,722			3,718

Total liabilities	282,202			284,375			273,840
Shareholders’ equity	21,380			21,676			18,697

Total liabilities and shareholders’ equity	$303,582			$306,051			$292,537

Net interest earnings		$8,187			$7,129			$7,643

Net interest spread			2.52%			1.95%			2.42%

Net interest margin			2.98%			2.47%			2.81%

Average interest-earning assets to average interest-bearing liabilities			114.74%			110.89%			107.23%

      The following table presents the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Essex’s interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Increase (Decrease) from
	Nine Months Ended
	September 30, 2002 to
	Nine Months Ended			Increase (Decrease) from			Increase (Decrease) from
	September 30, 2003 Due to			2001 to 2002 Due to			2000 to 2001 Due to

	Rate	Volume	Net	Rate	Volume	Net	Rate	Volume	Net

	(Dollars in thousands)
Interest income on:
Loans(1)	$(1,463)	$(491)	$(1,954)	$(2,923)	$(1,151)	$(4,074)	$(1,891)	$1,034	$(857)
Investment securities	(112)	74	(38)	(78)	(6)	(84)	(16)	(28)	(44)
Mortgage-backed securities	6	(15)	(9)	(20)	45	25	(13)	25	12
Other interest-earning assets	(102)	437	335	(269)	66	(203)	(481)	213	(268)

Total interest income(2)	(1,671)	5	(1,666)	(3,290)	(1,046)	(4,336)	(2,401)	1,244	(1,157)

Interest expense on:
Time deposits	$(1,495)	$(193)	$(1,688)	$(2,949)	$(997)	$(3,946)	$113	$1,624	$1,737
Other deposits	(249)	87	(162)	(842)	246	(596)	(526)	121	(405)
Notes payable	(7)	(7)	(14)	(13)	67	54	—	27	27
FHLB advances	(50)	(195)	(245)	(494)	(403)	(897)	(691)	(1,292)	(1,983)
Other interest-bearing liabilities	—	—	—	—	(9)	(9)	1	(20)	(18)

Total interest expense	(1,801)	(308)	(2,109)	(4,298)	(1,096)	(5,394)	(1,103)	460	(643)

Net interest income	$130	$313	$443	$1,008	$50	$1,058	$(1,298)	$784	$(514)

(1)	Includes loans classified as held for sale.

(2)	Includes the amortization of premiums.

      Provision for Loan Losses. The provision for loan losses represents the charge against earnings that is required to fund the allowance for loan losses. The level of the allowance for loan losses is determined by management of Essex based upon its evaluation of the inherent risks within Essex’s loan portfolio. This evaluation incorporates charge-off history and loan classification status into a loss migration analysis in order to arrive at an estimate of the required allowance for loan losses. Essex also considers, among other things, present and prospective industry trends, regional and national economic conditions and potential problems with sizable loans. As adjustments become identified through this ongoing managerial assessment, they are reported in the earnings of the period in which they become known.

      For the years ended December 31, 2002, 2001 and 2000, provisions for loan losses amounted to $235,000, $375,000 and $740,000, respectively. At December 31, 2002, nonperforming assets of $2.1 million were 0.65% of total assets, as compared to nonperforming assets at December 31, 2001 of $1.6 million, or 0.54% of total assets. Total nonperforming assets at September 30, 2003 were $2.7 million or 0.70% of total assets. Essex’s loan loss coverage, expressed as the ratio of the allowance for loan losses to nonperforming loans, declined from 130.96% at December 31, 2001 to 124.64% at December 31, 2002, but improved to 145.97% at September 30, 2003. Loans past due 30-89 days increased from $2.1 million at December 31, 2002 to $2.3 million at September 30, 2003.

      Although management utilizes its best judgment in providing for probable losses, there can be no assurance that Essex will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio and the demographics in which it operates. Any such increase could adversely affect Essex’s results of operations.

      Noninterest Income. Noninterest income for the year ended December 31, 2002 totaled $4.8 million, a $1.4 million or 41.6% increase from the $3.4 million of noninterest income earned during the year ended December 31, 2001, which represented a $798,000 or 30.9% increase from the $2.6 million of noninterest income earned in 2000. The increase in noninterest income in 2002 was primarily attributable to (i) a $364,000 increase in mortgage banking income, (ii) a $453,000 increase in loan servicing fees, (iii) a $270,000 increase in other service charges and fees and (iv) a $354,000 increase in other noninterest income, which more than offset a $36,000 decline in gain on sale of securities. The increase in noninterest income in 2001 was primarily attributable to (i) a $711,000 increase in mortgage banking income, (ii) a $68,000 increase in other service charges and fees and (iii) a $296,000 increase in other noninterest income, which more than offset a $219,000 decrease in loan servicing fees.

      Noninterest income for the nine months ended September 30, 2003 totaled $5.4 million, a $2.0 million or 61.1% increase from the $3.4 million of noninterest income recorded during the nine months ended September 30, 2002. This increase was primarily attributable to (i) a $272,000 increase in mortgage banking income, (ii) a $398,000 increase in other service charges and fees and (iii) a $1.4 million increase in other noninterest income, primarily from loan subservicing fees due to growth in the subservicing portfolios.

      Mortgage banking income includes gains from the sale of loans available for sale, which amounted to $1.1 million, $687,000 and $188,000 during the years ended December 31, 2002, 2001 and 2000, respectively, or 93.5%, 83.0% and 87.0% of mortgage banking income during the respective periods. Mortgage banking income during the nine months ended September 30, 2003 and 2002 included $1.1 million and $804,000 of gains from the sale of loans, respectively, which represented 96.2% and 93.4% of mortgage banking income during these respective periods. The foregoing gains on sales of loans were primarily attributable to the sale of loans during periods of decreasing interest rates, and the recognition of the value of retaining the loan servicing. Gains from the sale of loans are highly dependent on market and economic conditions and, as a result, there can be no assurance that gains realized in prior periods will be realized in future periods.

      Noninterest Expense. Noninterest expense for the year ended December 31, 2002 totaled $10.1 million, a $935,000 or 10.2% increase from the $9.1 million of noninterest expense recorded during the year ended December 31, 2001, which represented an $812,000 or 9.8% increase from the $8.3 million of noninterest expense recorded in 2000. The increase in noninterest expense in 2002 was primarily attributable to (i) a $708,000 increase in salaries and employee benefits expense resulting from an increase in the number of full-time equivalent employees, coupled with a higher production incentive compensation expense due to the increase in loan origination volume in 2002, (ii) a $164,000 increase in service bureau expense due to increases in LoanCare’s loan subservicing portfolio and (iii) a $105,000 increase in occupancy and equipment expense. These increases were partially offset by a $37,000 decrease in deposit insurance premiums resulting from a lower deposit insurance assessment rate and an $81,000 decrease in foreclosed properties expense resulting from net gains on disposals in 2002. The increase in noninterest expense in 2001 was primarily attributable to (i) a $629,000 increase in salaries and employee benefits expense and (ii) a $269,000 increase in other noninterest expense. These increases were partially offset by (i) an $81,000 decrease in expense related to foreclosed properties, (ii) a $35,000 decrease in expense associated with the amortization of intangible assets and (iii) a $24,000 decrease in deposit insurance premiums resulting from a lower deposit insurance assessment rate.

      Total noninterest expense increased $1.6 million or 21.8% from $7.4 million during the nine months ended September 30, 2002 to $9.0 million during the nine months ended September 30, 2003. This increase was primarily attributable to (i) a $805,000 increase in salaries and employee benefits expense resulting from an increase in the number of full-time equivalent employees, coupled with a higher production incentive compensation due to an increase in loan origination volume, (ii) a $228,000 increase in service bureau expense due to increases in LoanCare’s average mortgage loan servicing portfolio and (iii) a $376,000 increase in other miscellaneous loan servicing expenses.

      Provision for Income Taxes. Essex recognized a $41,000 net tax provision in the year ended December 31, 2002, as compared to a $386,000 tax provision in 2001 and a $2.7 million tax benefit in 2000. The provision in 2002 was reduced by $1.0 million from the recognition of the tax benefits associated with Essex’s NOL carryforwards and was based on Essex’s favorable trends in actual and projected core profitability. During 2002, management determined that it is more likely than not that Essex will sustain profitability at sufficient levels to utilize the NOLs through their expiration dates and recognized the benefits associated with the NOLs based on projected taxable income through such dates. Future adjustments will be required if it is determined that Essex’s deferred tax asset for the NOLs has been impaired. The $2.7 million tax benefit in 2000 was primarily attributable to a $3.1 decrease in a valuation allowance established for tax purposes, which was partially offset by the utilization of NOLs during the period. For additional information, see Note 13 to the Audited Consolidated Financial Statements of Essex.

Market Risk Management

      Essex Savings Bank, like other thrift institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of thrift institutions, including Essex Savings Bank, have historically emphasized the origination of long-term loans secured by single-family residences, and the primary source of funds for such institutions has been deposits. The deposit accounts of thrift institutions largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term loans, has historically caused the income earned by thrift institutions, such as Essex Savings Bank, on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally unfavorable during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, Essex Savings Bank has implemented the asset and liability management policies described below.

      Essex Savings Bank has an Asset and Liability Management Committee (“ALCO”) that meets quarterly to structure and price Essex Savings Bank’s assets and liabilities in order to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. The ALCO implements and maintains asset and liability management policies designed to better match the maturities and repricing terms of Essex Savings Bank’s interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects of material and prolonged increases in interest rates on Essex Savings Bank’s results of operations. Essex Savings Bank may undertake a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) emphasizing investment in adjustable-rate single-family residential loans and shorter-term, fixed-rate single-family residential loans (loans with initial fixed rate terms of up to fifteen years), (ii) selling long-term, fixed-rate single-family residential loans in the secondary market, (iii) originating and purchasing adjustable or short-term construction and development loans, (iv) purchasing adjustable-rate mortgage-backed securities, (v) maintaining higher liquidity by holding short-term investments and cash equivalents and (vi) increasing the average maturity of Essex Savings Bank’s interest-bearing liabilities by utilizing long-term advances and attempting to attract longer-term retail deposits.

      The effect of interest rate changes on a financial institution’s assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity “gap” is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

      The following tables present the difference between Essex’s interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2002 and June 30, 2003. Data for these tables was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using Essex Savings Bank’s Thrift Financial Report, which details scheduled maturities and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps. These tables do not necessarily indicate the impact of general interest rate movements on Essex Savings Bank’s net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 2002 and June 30, 2003 and is not necessarily indicative of Essex’s interest rate sensitivity at any other time. Essex Savings Bank outsources the modeling for its interest rate sensitivity to the FHLB. Historically, Essex Savings Bank has received completed interest rate sensitivity information 60 days after the end of a calendar quarter. As a result, September 30, 2003 interest rate sensitivity data is not yet available.

At December 31, 2002:

	Anticipated Period Until Maturity or Repricing

	0 to 6	7 Months			Over 5	Total	Total %
	Months	to 1 Year	1-3 Years	3-5 Years	Years	Balance	of	Fair Value

	(Dollars in thousands)
Interest-earning assets:
Loans receivable:(1)
First mortgage:
Adjustable-rate	$106,193	$31,137	$11,577	$9,054	$—	$157,961	56.9%	$158,983
Fixed rate	21,718	14,953	27,558	9,149	7,804	81,182	29.3	84,182
Second mortgage	1,144	78	221	—	—	1,443	0.5	1,464
All other	2,150	1,226	3,663	2,214	679	9,932	3.6	10,783
Investments	26,981	—	—	—	—	26,981	9.7	26,975

Total	158,186	47,394	43,019	20,417	8,483	277,499	100.0%	282,387

Interest-bearing liabilities:
Deposits(2)	109,158	54,779	62,413	36,073	24,539	286,962	99.4%	291,779
Note payable	155	156	621	777	—	1,709	0.6	1,709
Variable-rate borrowings	—	—	—	—	—	—	0.0	—

Total	109,313	54,935	63,034	36,850	24,539	288,671	100.0%	293,488
Effect of off-balance sheet items(3)	(31,460)	4,612	8,537	5,826	12,471

Maturity gap	$17,413	$(2,929)	$(11,478)	$(10,607)	$(3,585)

Cumulative gap:
December 31, 2002	$17,413	$14,484	$3,006	$(7,601)	$(11,186)

December 31, 2001	$(18,162)	$(49,802)	$(50,246)	$(20,214)	$(3,597)

Cumulative gap as a percent of total assets:
December 31, 2002	5.5%	4.6%	1.0%	(2.4)%	(3.6)%

December 31, 2001	(6.0)%	(16.4)%	(16.6)%	(67.0)%	(1.2)%

Cumulative ratio of interest-earning assets to interest-bearing liabilities	144.7%	125.2%	109.4%	101.8%	96.1%

(1)	Loans receivable includes performing loans held for investment, loans held for sale and mortgage-backed securities, and excludes nonperforming loans, loan premiums, deferred loan costs and loan loss allowance.

(2)	Deposits includes both interest-bearing deposits and noninterest-bearing rate sensitive deposits.

(3)	Reflects the effect of entering into commitments with third parties to originate and sell loans.

      Essex Savings Bank’s one-year interest rate sensitivity gap amounted to a positive 4.6% at December 31, 2002, up from a negative 16.4% at December 31, 2001. This change in the gap resulted from (i) higher mortgage prepayment experience, due to lower market interest rates, resulting in a shorter expected duration of all mortgage-related assets, (ii) a $19.5 million increase in overnight investments, (iii) the lengthening of fixed-rate fixed-maturity deposits, 41% of which where scheduled to mature beyond one-year as of December 31, 2002 versus 16% a year earlier, and (iv) a $35 million increase in escrow accounts to which the FHLB applies decay rates that effectively assumes they have durations similar to demand deposit accounts.

At June 30, 2003(1):

	Anticipated Period Until Maturity or Repricing

	0 to 6	7 Months			Over 5	Total	Total %
	Months	to 1 Year	1-3 Years	3-5 Years	Years	Balance	of	Fair Value

	(Dollars in thousands)
Interest-earning assets:
Loans receivable:(2)
First mortgage:
Adjustable-rate	$85,652	$28,533	$5,784	$4,485	$—	$124,454	37.3%	$125,954
Fixed rate	32,120	21,428	37,489	10,947	8,804	110,788	33.2%	114,969
Second mortgage	985	28	77	38	5	1,133	0.3%	1,149
All other	1,913	1,280	3,449	2,050	185	8,877	2.7%	9,641
Investments	88,746	—	—	—	—	88,746	26.6%	88,754

Total	209,416	51,269	46,799	17,520	8,994	333,998	100.0%	340,467

Interest-bearing liabilities:
Deposits(3)	124,320	72,823	73,108	32,519	47,397	350,167	99.6%	355,823
Note payable	155	155	544	699	—	1,553	0.4%	1,553
Variable-rate borrowings	—	—	—	—	—	—	0.0%	—

Total	124,475	72,978	73,652	33,218	47,397	351,720	100.0%	357,376
Effect of off-balance sheet items(4)	(34,950)	6,835	14,062	6,547	7,517

Maturity gap	$49,991	$(14,874)	$(12,791)	$(9,151)	$(30,886)

Cumulative gap:
June 30, 2003	$49,991	$35,116	$22,326	$13,175	$(17,711)

December 31, 2002	$17,413	$14,484	$3,006	$(7,601)	$(11,186)

Cumulative gap as a percent of total assets:
June 30, 2003	13.2%	9.3%	5.9%	3.5%	(4.7)%

December 31, 2002	5.5%	4.6%	1.0%	(2.4)%	(3.6)%

Cumulative ratio of interest-earning assets to interest-bearing liabilities	168.2%	132.0%	113.4%	106.8%	95.0%

(1)	Essex Savings Bank outsources the modeling for its interest rate sensitivity to the FHLB. Historically, Essex Savings Bank has received completed interest rate sensitivity information 60 days after the end of a calendar quarter. Therefore, Essex Savings Bank has included its latest available interest rate sensitivity information as of June 30, 2003.

(2)	Loans receivable includes performing loans held for investment, loans held for sale and mortgage-backed securities, and excludes nonperforming loans, loan premiums, deferred loan costs and loan loss allowance.

(3)	Deposits includes both interest-bearing deposits and noninterest-bearing rate sensitive deposits.

(4)	Reflects the effect of entering into commitments with third parties to originate and sell loans.

      Essex Savings Bank’s one-year interest rate sensitivity gap amounted to a positive 9.3% at June 30, 2003, up from a positive 4.6% at December 31, 2002. This change in the gap resulted from (i) higher mortgage prepayment experience, due to the continued decrease in market interest rates, resulting in a shorter expected duration of all mortgage-related assets, (ii) a $61.8 million increase in overnight investments and (iii) a $56 million increase in escrow accounts to which the FHLB applies decay rates that effectively assumes they have durations similar to demand deposit accounts. Although Essex Savings Bank continues to emphasize investment in adjustable-rate loans, customer demand for such loans is not strong. Within the spectrum of loan products offered by Essex Savings Bank, fixed rate, balloon payment and adjustable-rate loans with longer initial adjustment terms predominate.

      In addition to monitoring its interest rate sensitivity gap, Essex Savings Bank utilizes interest rate sensitivity analyses as developed by the Office of Thrift Supervision (the “OTS”) to measure the changes in net portfolio value (“NPV”), expressed as a percentage of Essex Savings Bank’s net market value of assets and liabilities, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. The following tables present Essex Savings Bank’s NPV at June 30, 2003 and December 31, 2002. Essex Savings Bank outsources the modeling for its net portfolio value to the OTS. Historically, Essex Savings Bank has received completed net portfolio value information 60 days after the end of a calendar quarter. As a result, September 30, 2003 net portfolio value information is not yet available.

At June 30, 2003(1)

				NPV as % of PV of
	Net Portfolio Value			Assets

Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

	(Dollars in thousands)
+300bp	$50,824	$11,249	28%	12.57%	+258bp
+200bp	47,237	7,662	19%	11.76%	+177bp
+100bp	42,020	2,445	6%	10.57%	+58bp
Base Scenario	39,575			9.99%
-100bp	37,615	(1,960)	(5)%	9.49%	-50bp

At December 31, 2002

				NPV as % of PV of
	Net Portfolio Value			Assets

Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

	(Dollars in thousands)
+300bp	$42,741	$7,424	21%	12.86%	+208bp
+200bp	41,705	6,388	18%	12.55%	+177bp
+100bp	38,578	3,261	9%	11.68%	+91bp
Base Scenario	35,317			10.77%
-100bp	33,560	(1,757)	(5)%	10.25%	-53bp

(1)	Essex Savings Bank outsources the modeling for its net portfolio value to the OTS. Historically, Essex Savings Bank has received completed net portfolio value information 60 days after the end of a calendar quarter. Therefore, Essex Savings Bank has included its latest available net portfolio value information as of June 30, 2003.

      The ALCO has established limits for the impact of changes in interest rates on NPV. As of December 31, 2002 and June 30, 2003, Essex Savings Bank is more at risk to declining interest rate environments than rising interest rate environments, which reflects Essex Savings Bank’s asset-sensitive position. As of December 31, 2002 and June 30, 2003, Essex Savings Bank’s sensitivity of NPV was within internal policy limits. However, computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposits decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to changes in interest rates.

Liquidity and Commitments

      Liquidity refers to Essex’s ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals and to pay operating expenses. Essex generally has no significant source of income other than dividends from Essex Savings Bank.

      All savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers’ acceptances, certain government obligations and certain other investments) equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time depending upon economic conditions and savings flows of all savings associations. At the present time, there is no prescribed regulatory liquidity ratio. Essex Savings Bank’s liquidity ratio at September 30, 2003 and December 31, 2002, was 57.4% and 22.5%, respectively. The liquidity ratio at both dates was high due to the increase in escrow deposits held by Essex Savings Bank for LoanCare clients and the acceleration of loan payoffs, which has not been matched by loan production and loan purchases.

      Essex Savings Bank monitors its liquidity in accordance with internal guidelines and applicable regulatory requirements. Essex Savings Bank’s need for liquidity is affected by loan demand and net changes in deposit levels. Essex Savings Bank can minimize the cash required during the times of strong loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity demands caused by net reductions in deposits are usually caused by factors over which Essex Savings Bank has limited control. Essex Savings Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits and advances from the FHLB.

      Essex Savings Bank’s liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, overnight deposits with the FHLB, certificates of deposit and U.S. Government and U.S. Government agency securities. If Essex Savings Bank requires funds, which cannot be generated internally, borrowings from the FHLB provide an additional source of funds. Essex Savings Bank had no outstanding borrowings from the FHLB at either September 30, 2003 or December 31, 2002. Essex Savings Bank has not relied upon brokered deposits as a source of liquidity, and does not anticipate a change in this practice in the foreseeable future.

      Essex Savings Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At September 30, 2003 and December 31, 2002, Essex Savings Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $0.0 and $15.7 million, respectively. The undisbursed portions of construction builder loans and construction/permanent loans in process totaled $16.5 million and $23.8 million, respectively, at September 30, 2003. At December 31, 2002, the undisbursed portion of construction builder loans and construction/permanent loans in process totaled $36.1 million and $24.4 million, respectively. Certificates of deposit that are scheduled to mature within one year totaled $97.3 million at September 30, 2003 and $97.7 million at December 31, 2002. In addition to the excess liquidity held on September 30, 2003 and December 31, 2002, Essex Savings Bank had $67.0 million of unused available credit with the FHLB.

Regulatory Capital

      Essex Savings Bank is required by federal laws and regulations to have (i) tangible capital equal to 1.5% of adjusted total assets, (ii) core or leverage capital equal to 4.0% of adjusted total assets and (iii) total capital equal to 8.0% of risk-weighted assets. At December 31, 2002, Essex Savings Bank’s tangible and core capital amounted to 7.27% of adjusted total assets and Essex Savings Bank’s total capital amounted to 12.51% of risk-weighted assets. At September 30, 2003, Essex Savings Bank’s tangible and core capital amounted to 6.27% of adjusted total assets and Essex Savings Bank’s total capital amounted to 14.57% of risk-weighted assets. Consequently, Essex Savings Bank was in compliance with its core and risk-based capital requirements as of both dates.

      Federal laws and regulations classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital and total risk-based capital. At December 31, 2002, Essex Savings Bank’s Tier I,

Tier I risk-based and total risk-based capital ratios were 7.27%, 11.88% and 12.51%, respectively, compared to the minimum capital standards to be “well capitalized” under the FDIC Improvement Act of 1991 (“FDICIA”) of ≥5%, ≥6% and ≥10%, respectively. As a result, the dollar amount of the excess in Essex Savings Bank’s Tier I, Tier I risk-based and risk-based regulatory capital totaled $7.1 million, $11.2 million and $4.8 million, respectively, at December 31, 2002. At September 30, 2003, Essex Savings Bank’s Tier I, Tier I risk-based and total risk-based capital ratios were 6.27%, 13.87% and 14.57%, respectively. As a result, the dollar amount of the excess in Essex Savings Bank’s Tier I, Tier I risk-based and risk-based regulatory capital totaled $4.9 million, $13.8 million and $8.0 million, respectively, at September 30, 2003.

Critical Accounting Policies

      Essex considers the following to be its critical accounting policies due to the potential impact on its results of operations and the carrying value of certain of its assets based on any changes in judgments and assumptions required to be made by Essex in the application of these policies.

      Allowance for Loan Losses. Essex maintains an allowance for loan losses at a level which it believes is sufficient to cover charge-offs on loans deemed to be uncollectible based on continuous review of a variety of factors. These factors consist of the character and size of the loan portfolio, business and economic conditions, loan growth, charge-off experience, delinquency trends, nonperforming loan trends and other factors. The primary means of adjusting the level of this allowance is through provisions for loan losses, which are established and charged to income on a quarterly basis. Although Essex uses available information to establish the appropriate level of the allowance for loan and lease losses, future additions to the allowance may be necessary because the estimates of Essex of the potential losses in its loan portfolio are susceptible to change as a result of changes in the factors noted above. Any such increases would adversely affect Essex’s results of operations.

      Foreclosed Properties. Properties acquired in settlement of loans are recorded at fair value less estimated selling costs upon acquisition and thereafter are carried at the lower of cost or fair value less estimated selling costs. Revised estimates to the fair value less selling costs are reported as adjustments to the carrying amount of the asset provided that such adjusted value is not in excess of the carrying amount at acquisition. Gains or losses on the sale of and revaluation adjustments to foreclosed properties are credited or charged to expense. Costs incurred in connection with ownership of the property, including interest on indebtedness, are expensed to the extent not previously provided for in calculating fair value less estimated selling costs. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated selling costs. Although management uses available information to recognize losses on foreclosed properties, future losses may be realized based on changes in economic conditions or characteristics of foreclosed real estate.

      Mortgage Servicing Rights (“MSRs”). Essex’s mortgage servicing assets consist of both purchased and originated loan servicing rights. MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. The value of MSRs can be significantly adversely affected by the decisions of borrowers to refinance loans in response to decreases in interest rates, which can result in substantial prepayments of loans serviced by Essex. Essex’s policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on the predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted anticipated future cash flows, taking into consideration market-based prepayment estimates. If the carrying value of the MSRs exceeds the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to amortization of MSRs.

      Income Taxes. Consolidated corporate income tax returns are filed for Essex and its subsidiaries. Essex applies an asset and liability approach for determining income taxes. Deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized. In recent periods Essex has reversed valuation allowances relating to its NOL carryforwards for tax purposes based on management’s assessment of the future profitability of Essex. Future adjustments to this allowance will be required, however, if management’s expectation is not accurate and Essex’s deferred tax asset related to its NOLs carryforwards becomes impaired.

New Accounting Pronouncements

      Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” became effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, SFAS 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. This Statement does not affect Essex at the present time.

      SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002,” was issued in May 2002. SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement is not expected to have a material impact on Essex.

      SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” Unlike EITF 94-3, SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, instead of at the date of an entity’s commitment to an exit plan. This Statement does not affect Essex at the present time.

      SFAS  147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9,” was issued in July 2002. It removes acquisitions of financial institutions from the scope of both FASB Statement 72 and FASB Interpretation 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. This Statement does not affect Essex at the present time.

      SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement 123,” was issued in December 2002. It amends SFAS 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement does not affect Essex at the present time.

      SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative

Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on Essex’s consolidated financial statements.

      SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” was issued in May 2003. SFAS 150 establishes standards for issuers’ classification as liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and equity, including financial instruments that are mandatorily redeemable on a fixed or determinable date. This Statement does not affect Essex at the present time.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34.” Under FIN 45, a liability must be recognized at the inception of certain guarantees whether or not payment is probable. When the guarantor has assumed a “stand-ready” obligation, the fair value of the guarantee must be recorded as a liability. This Interpretation was effective at December 31, 2002, with the disclosure provisions of FIN 45 effective in 2002 and the accounting provisions effective in 2003. This Interpretation does not affect Essex at the present time.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities: an interpretation of ARB No. 51.” This Interpretation addresses the issue of consolidation of variable interest entities, which were previously commonly referred to as special-purpose entities (“SPEs”). Generally, in a variable interest entity the equity investment at risk is not sufficient to allow the entity to function without subordinated financial support from other parties that absorb some of the expected losses and the equity investors do not have the essential characteristics of a controlling financial interest, as defined. According to FIN 46, if a business has a controlling financial interest in a variable interest entity, the assets, liabilities and operating results of the variable interest entity should be consolidated with the business, even if the business does not have voting control of the variable interest entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to interests in variable interest entities acquired after that date. FIN 46 also applies to the first interim or fiscal periods beginning after June 15, 2003 for those variable interest entities in which a business holds an interest that was acquired before February 1, 2003. This Interpretation does not affect Essex at the present time.

BUSINESS OF ESSEX

Organization

      Essex is a Virginia corporation and a registered unitary savings and loan holding company under the Home Owner’s Loan Act, as amended. The principal asset of Essex is all of the outstanding capital stock of Essex Savings Bank, F.S.B., a federally-chartered savings bank which operates (i) five retail banking branches located in North Carolina and Virginia and (ii) Essex First Mortgage (“Essex First”), a division of Essex Savings Bank that engages in the origination and sale of residential mortgage loans, the origination of residential construction loans to individuals and builders and the participation in residential construction, acquisition and development and lot loans. Essex’s other principal operating subsidiary is LoanCare Servicing Center, Inc. (“LoanCare”) which until October 8, 2003 was formally known as Essex Home Mortgage Servicing Corporation but had been doing business under the LoanCare name since 2001 in order to broaden its appeal to prospective clients and customers. LoanCare is a wholly-owned subsidiary of Essex Savings Bank that is engaged primarily in the servicing of mortgage loans owned by Essex Savings Bank, governmental agencies and third-party investors. At September 30, 2003, Essex had total consolidated assets of $389.8 million, total consolidated liabilities of $365.1 million, including total consolidated deposits of $359.6 million, and total consolidated shareholders’ equity of $24.7 million.

      The following organizational chart depicts Essex and its subsidiaries, all of which are wholly-owned by Essex.

      Essex’s principal executive offices are located at 9 Interstate Corporate Center, Norfolk, Virginia 23502, and its telephone number is (757) 893-1300.

Lending Activities

      General. At September 30, 2003, Essex’s net total loan portfolio (excluding loans classified as held for sale) totaled $232.0 million, representing approximately 59.5% of its $389.8 million of total assets at that date. The principal categories of loans in Essex’s portfolio are residential real estate loans, which are secured by single-family (one-to-four units) residences; loans and participation in loans for the construction of single-family properties and for the acquisition and development of sites for single-family communities; commercial real estate loans, which are secured by multi-family (over five units) residential and commercial real estate; commercial business loans; and consumer loans. Essex’s mortgage loan portfolio consists substantially of conventional mortgage loans, as opposed to loans that are insured by the Federal Housing Administration (“FHA”) or partially guaranteed by the Veterans Administration (“VA”).

      As a federally-chartered savings institution, Essex Savings Bank has general authority to originate and purchase loans secured by real estate located throughout the United States. Essex currently originates substantially all of its loans within Virginia and North Carolina. Nevertheless, from time to time Essex purchases loans secured by properties located outside of its market area and holds a relatively geographically diversified portfolio.

      Federal regulations permit Essex Savings Bank to invest without limitation in residential mortgage loans and up to four times its capital in loans secured by non-residential or commercial real estate. Essex Savings Bank is also permitted to invest in secured and unsecured consumer loans in an amount not exceeding 35% of Essex Savings Bank’s total assets; however, such 35% limit may be exceeded for certain types of consumer loans, such as home equity, property improvement, education loans and deposit account loans. In addition, Essex Savings Bank is permitted to invest up to 20% of its total assets in secured (by other than real estate) and unsecured loans for commercial, corporate, business or agricultural purposes, provided that any investments which in the aggregate total 10% may only be used for small business loans.

      A savings institution generally may not make loans to one borrower and related entities in an amount which exceeds 15% of its unimpaired capital and surplus, although loans in an amount equal to an additional 10% of unimpaired capital and surplus may be made to a borrower if the loans are fully secured by readily marketable securities. At September 30, 2003, Essex Savings Bank’s limits on loans-to-one borrower was approximately $3.8 million. The loans-to-one borrower limitation may restrict Essex Savings Bank’s ability to do business with certain existing and potential customers. Partially because of this limitation, Essex Savings Bank has increased its use of participations in order to expand its builder construction loan program. See “— Construction and Development Loans.”

      The federal banking agencies adopted Interagency Guidance on Subprime Lending, dated March 1, 1999, regarding the safety and soundness of subprime lending to borrowers with a credit history of higher-than-normal default risks and loan losses. Essex’s lending activities do not include subprime lending programs.

      In connection with the merger, Essex has undertaken several steps to comply with the merger agreement that have materially affected the business of Essex. Essex has terminated its participation in three construction loan participation portfolios, ending the participation in any new loans and resulting in the complete repurchase of one of the relationships. This action has contributed to the overall decrease in outstanding loan participations of $40.9 million from December 31, 2002 to September 30, 2003.

      Separately, Essex has negotiated with an independent third party financial institution the purchase, at par, of certain performing construction loans. The loans comprise a participation portfolio, construction permanent loans and direct builder construction loans originated and serviced by Essex’s mortgage division. The agreement for the sale was entered into on October 31, 2003 and the closing is scheduled for December 31, 2003. As of September 30, 2003, the aggregate amount of construction loans to be sold in this sale was approximately $51.7 million. Pursuant to the merger agreement, Essex has agreed to reduce the balance of certain loan participations, including the loan participations proposed to be sold in this sale, by 66 2/3% from their balances as of April 30, 2003. If the balances of such loan participations are not reduced prior to closing, Essex has agreed to transfer the remaining balances to LoanCare, with financing provided by Southern Financial under the terms set forth in the merger agreement. The completion of the proposed sale would reduce the amounts which would otherwise be required to be transferred by Essex to LoanCare. As of September 30, 2003, after giving effect to the proposed sale, the remaining balance of loan participations required to be sold or transferred to LoanCare was approximately $4.9 million.

      Essex has also discontinued its practice of purchasing residential mortgage loans in the secondary market to reinvest the liquidity generated by loan payments, deposit growth and earnings. Instead, Essex has recently purchased mortgage-backed securities with the available liquidity, which has compressed the yield.

      Loan Portfolio Composition. The following tables set forth information concerning Essex’s loan portfolio (excluding loans held for sale) by type of loan at the dates indicated:

			December 31,

	September 30,
	2003		2002		2001

	$	%	$	%	$	%

	(Dollars in thousands)
Real estate:
Single family residential:
First mortgages	$163,549	70.0%	$135,885	56.2%	$143,894	55.2%
Second mortgages	1,066	0.5%	1,534	0.6%	1,991	0.8%
Construction and development	56,688	24.3%	92,095	38.1%	97,066	37.2%
Commercial real estate	1,980	0.8%	2,130	0.9%	3,945	1.5%

Total real estate loans	223,283	95.6%	231,644	95.8%	246,896	94.7%
Commercial business loans	2,232	1.0%	392	0.1%	1,773	0.7%
Consumer loans:
Other	7,125	3.0%	9,363	3.9%	11,421	4.4%
Secured by deposits	848	0.4%	437	0.2%	665	0.2%

Total consumer loans	7,973	3.4%	9,800	4.1%	12,086	4.6%

Total loans	233,488	100.0%	241,836	100.0%	260,755	100.0%

Less:
Unearned loan fees and discounts	—		—		1
Allowance for loan losses	1,496		1,446		1,837

	1,496		1,446		1,838

Net loans	$231,992		$240,390		$258,917

	December 31,

	2000		1999		1998

	$	%	$	%	$	%

	(Dollars in thousands)
Real estate:
Single family residential:
First mortgages	$189,302	70.7%	$173,372	72.1%	$152,891	78.6%
Second mortgages	3,004	1.1%	4,268	1.8%	7,525	3.9%
Construction and development	55,436	20.7%	42,477	17.6%	19,430	10.0%
Commercial real estate	3,987	1.5%	4,645	1.9%	6,470	3.3%

Total real estate loans	251,729	94.0%	224,762	93.4%	186,316	95.8%
Commercial business loans	1,942	0.7%	1,626	0.7%	1,601	0.8%
Consumer loans:
Other	13,252	5.0%	13,464	5.6%	5,984	3.1%
Secured by deposits	674	0.3%	731	0.3%	621	0.3%

Total consumer loans	13,926	5.3%	14,195	5.9%	6,605	3.4%

Total loans	267,597	100.0%	240,583	100.0%	194,522	100.0%

Less:
Unearned loan fees and discounts	2		4		9
Allowance for loan losses	1,740		1,697		1,845

	1,742		1,701		1,854

Net loans	$265,855		$238,882		$192,668

      Over the four-year period ended December 31, 2002, Essex has placed increased emphasis on single-family first mortgage loans and construction and development loans, including participations in such loans. In the aggregate, these types of loans increased from 88.6% of total loans held for investment at December 31, 1998 to 94.3% of total loans held for investment at December 31, 2002. The increased emphasis on participations in residential construction and acquisition and development loans was strategically designed to draw upon the construction lending expertise at Essex First. In 2003, low interest rates have led to increased prepayment activity in the residential mortgage and construction loans. Essex has reinvested the resulting liquidity in whole loan purchases of adjustable rate single-family first residential mortgage loans. Consumer loans remained steady at 3.4% of total loans held for investment from December 31, 1998 to September 30, 2003. Essex increased its emphasis during this period on the origination of various types of consumer loans in order to reposition its balance sheet to improve its net interest income. Single-family residential second mortgage loans, commercial real estate loans and commercial business loans all declined as a percentage of total loans since December 31, 1998.

      The following table presents the maturity distribution and interest sensitivity of selected loan categories (excluding residential mortgage and consumer loans) at December 31, 2002. Maturities are presented on a contractual basis. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Scheduled contractual principal repayments do not reflect the actual maturities of loans.

		Commercial	Commercial
	Construction	Real Estate	Business	Total

	(Dollars in thousands)
Amounts due:
One year or less	$91,989	$511	$123	$92,623
After one year through five years	106	468	269	843
Beyond five years	—	1,151	—	1,151

Total	$92,095	$2,130	$392	$94,617

Interest rate terms on amounts due after one year:
Fixed	$—	$1,379	$12	$1,391

Adjustable	$106	$240	$257	$603

Origination, Purchase and Sale of Loans

      Set forth below is a discussion of Essex’s loan origination, purchase and sale activities.

      Mortgage Banking Activities. Essex First conducts its operations out of four offices, which are located in Norfolk, Richmond and Ashland, Virginia and Elizabeth City, North Carolina. Essex First also accepts loan applications through Essex Savings Bank’s branch office in Emporia, Virginia. During the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, Essex First originated $95.6 million, $87.2 million and $71.3 million of loans, respectively, which consisted primarily of permanent and construction/ permanent loans secured by single-family residential real estate. During the same periods, $51.1 million, $47.5 million and $41.5 million of such loans, respectively, were sold by Essex First to Essex Savings Bank, with the remainder being sold by Essex First primarily to other private investors in the secondary market.

      Although Essex First currently originates the majority of Essex Savings Bank’s loan product, Essex First was established primarily to increase the volume of loans being originated for sale to private investors in the secondary market. Such loan sales generate fee income, while avoiding the interest rate and credit risk associated with holding long-term fixed-rate mortgage loans in its portfolio. Loans originated by Essex First for sale in the secondary market are originated in accordance with terms, conditions and documentation prescribed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), the Government National Mortgage Association (“Ginnie Mae”) and the FHA. Certain loans originated by Essex First and sold to Essex Savings Bank are subsequently sold to Fannie Mae. However, Essex First does not generally sell mortgage loans to such agencies and, instead, sells loans to private investors in the secondary market. Consequently, loans originated by Essex First for sale in the secondary market also must comply with any particular requirements of such private investors. Upon approval of a particular loan, Essex First provides an independent title company or attorney instructions to close the loan. Loan proceeds are disbursed and funded at the closing by Essex First. The loan documents are generally delivered to the private investor within 10 days of the closing and the price paid by the private investor for purchasing the loan is generally remitted within five to 10 days after such delivery. Although Essex First currently sells substantially all conventional loans without recourse (so that losses incurred as a result of nonperformance with respect to the loan become the responsibility of the purchaser of the loan as of the date of the closing), Essex First has in the past occasionally sold conventional loans in the secondary market with recourse, and may continue to sell certain conventional loans in the secondary market with recourse. Such recourse is generally short-term in nature. At December 31, 2002 and September 30, 2003, there were $3.2 million and $4.3 million, respectively, of loans outstanding which were previously originated and sold by Essex First in the secondary market with first-payment default recourse.

      A majority of all residential mortgage loans originated by Essex First for sale in the secondary market are sold with servicing released to third party investors. Substantially all of the loans originated by Essex First and not sold with servicing released to third party investors are sold to Essex Savings Bank, which enables Essex to retain the servicing. When loans are sold with servicing rights released to the buyer, Essex recognizes current income from receipt of servicing release fees. For additional information, see “— Loan Fee Income.”

      Management of Essex Savings Bank and Essex First believe that “pipeline risk,” which is created by offering loan applicants agreed-upon interest rates for a future closing, is currently being minimized because Essex First’s loan officers are compensated in accordance with pricing guidelines which are based on the purchase price received from the third party investors purchasing the loans. Therefore, in most cases, the loan officer will lock-in a purchase price with the third party investor simultaneously with making the rate commitment to the borrower and eliminate any interest rate risk. If the loan is not locked-in simultaneously with the commitment to the borrower, any market movement that occurs prior to the third party investor locking-in the purchase price is reflected in the loan officer’s compensation, leaving a lesser amount of the interest rate risk to be absorbed by Essex First or Essex Savings Bank.

      Loan Purchases and Sales. Essex Savings Bank purchases single-family mortgage loans from Essex First, which generally have adjustable rates or a term to maturity of fifteen years or less. In addition, Essex Savings Bank continues to purchase first mortgage loans secured by single-family residential properties from selected financial institutions and mortgage banking companies in the secondary market. Such loans generally consist of ARMs or fixed-rate loans with terms of five, seven or, to a lesser extent, 15 years. Such loan purchases are secured by properties located both within and outside Essex Savings Bank’s primary markets. During the nine months ended September 30, 2003 and the years ended December 31, 2002, and 2001, Essex Savings Bank purchased $61.6 million, $15.0 million and $165,000 of loans, respectively, from various nonaffiliated financial institutions and mortgage banking companies in the secondary market. During the year ended December 31, 2001 construction, acquisition and development and lot loan participations increased $25.5 million. In contrast, a risk assessment resulting in a change in the credit concentration policies related to construction loans caused decreases of $18.2 million and $6.7 million during the nine months ended September 30, 2003 and the year ended December 31, 2002, respectively.

      At September 30, 2003, and December 31, 2002, and 2001, loans classified by Essex as held for sale amounted to $3.8 million, $8.6 million and $7.1 million, respectively. Except for loans originated for sale in the secondary market by Essex First, it is generally management’s intention to hold originated and purchased loans for investment. Under certain circumstances, however, Essex may sell loans originally acquired for investment in order to address needs regarding liquidity, regulatory capital, interest rate risk or other objectives.

      Real Estate Lending Standards. All financial institutions are required to adopt and maintain comprehensive written real estate lending policies that are consistent with safe and sound banking practices. These lending policies must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies adopted by the federal banking agencies, including the OTS (“Lending Guidelines”). The Lending Guidelines set forth, pursuant to the mandates of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), uniform regulations prescribing standards for real estate lending. In 1999, the regulatory agencies issued a joint release of Interagency Guidelines on High LTV Residential Real Estate Lending, which provides guidance on how financial institutions should manage high loan-to-value (“LTV”) residential real estate loan programs and how they should be treated under the Lending Guidelines. Real estate lending is defined as extensions of credit secured by liens on interests in real estate or made for the purpose of financing the construction of a building or other improvements to real estate, regardless of whether a lien has been taken on the property.

      The policies must address certain lending considerations set forth in the Lending Guidelines, including supervisory LTV limits, loan portfolio management, loan administration procedures and underwriting standards. These policies must also be appropriate to the size of the institution and the nature and scope of its operations, and must be reviewed and approved by the institution’s board of directors at least annually. The LTV ratio, which is the total amount of credit to be extended divided by the appraised value of the property at the time the credit is originated, must be established for each category of real estate loans. If not a first lien, the lender must include all senior liens when calculating this ratio. The Lending Guidelines, among other things, establish the following supervisory LTV limits: raw land (65%); land development (75%); construction of commercial, multi-family and nonresidential properties (80%); improved property (85%); and permanent one-to-four family residential (owner occupied) and home equity loans (no maximum ratio; however any LTV ratio in excess of 90% should require appropriate credit enhancement in the form of mortgage insurance or readily marketable collateral). Essex’s loan underwriting guidelines with respect to LTV ratios are no less stringent than the Lending Guidelines set forth above.

      Single-Family Residential Real Estate Loans. At September 30, 2003, $163.5 million or 70.0% of Essex’s total loans held for investment consisted of permanent loans secured by first liens on single-family residential real estate, as compared to $135.9 million or 56.2% at December 31, 2002 and $143.9 million or 55.2% at December 31, 2001. The total balance of these loans increased in 2003, primarily due to the purchase of loans in the secondary market. The low interest rate environment in 2002 and 2003 has led to substantial refinancings. These refinancings reflect borrowers’ preferences for lower fixed-rate loans with terms to maturity of over seven years. Essex generally sells such loans in the secondary market as market conditions permit.

      In recent years, Essex has been emphasizing for its portfolio single-family residential mortgage adjustable-rate loans (“ARMS”), which provide for periodic adjustments to the interest rate. These loans have up to 30-year terms and interest rates which adjust annually in accordance with a designated index after a specified period has elapsed. Depending on the loan product selected by the borrower, this period can range from one year to seven years. In order to be competitive and generate production, the ARMs offered by Essex provide for initial rates of interest below the rates that would prevail when the index used for repricing is applied. However, Essex underwrites certain loans (i.e., ARMs with 95% LTV) on a basis that is no less stringent than the underwriting guidelines of the Fannie Mae. Essex has not engaged in the practice of using a cap on the payments that could allow the loan balance to increase rather than decrease, resulting in negative amortization. Approximately 64.7% of the permanent single-family residential loans in Essex’s loan portfolio held for investment at September 30, 2003 had adjustable interest rates.

      Essex continues to originate long-term, fixed-rate loans in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation that permit their sale in the secondary market. Currently, fixed-rate, single-family residential loans with terms to maturity of fifteen years or less are generally retained in Essex’s portfolio while fixed-rate, single-family residential loans with terms to maturity of over fifteen years are generally sold in the secondary market as market conditions permit. At September 30, 2003, approximately 35.3% of the permanent single-family residential loans held by Essex for investment consisted of loans that provide for fixed rates of interest. Although these loans provide for repayments of principal over a fixed period of up to 30 years, it is Essex’s experience that such loans remain outstanding for a substantially shorter period of time.

      Essex is generally permitted to lend up to 100% of the appraised value of the real property securing a residential loan (referred to as the LTV ratio); however, if the amount of a residential loan originated or refinanced exceeds 90% of the appraised value, Essex is required by federal regulations to obtain appropriate credit enhancement in the form of either mortgage insurance or readily marketable collateral. Pursuant to underwriting guidelines adopted by the board of directors, Essex will lend up to 95% of the appraised value of the property securing an owner-occupied single-family residential loan, and generally requires borrowers to obtain private mortgage insurance on loans that have a principal amount that exceeds 80% of the appraised value of the security property. The extent of coverage is dependent upon the LTV ratio at the time of origination.

      Essex generally requires title insurance in order to secure the priority of its mortgage lien, as well as fire and extended coverage casualty insurance in order to protect the properties securing its residential and other mortgage loans. Borrowers may be required to advance funds, with each monthly payment of principal and interest, to a loan escrow account from which Essex makes disbursements for items such as real estate taxes, hazard insurance premiums and mortgage insurance premiums as they become due. Substantially all of the properties securing all of Essex’s mortgage loans originated or closed by Essex Savings Bank and/or Essex First are appraised by independent appraisers that conform to guidelines established pursuant to applicable laws and regulations.

      Home equity lines of credit loans generally have a maximum commitment of five years, which may be extended in the sole discretion of Essex Savings Bank, and an interest rate which is set at Essex Savings Bank’s prime rate plus a margin. Essex will lend up to a 90% LTV ratio and the loan can be secured by a primary or subordinate mortgage on the property. Essex will originate the loan even if another institution holds the first mortgage.

      Construction and Development Loans. Construction and development lending activities generally are limited to Essex’s primary market, with particular emphasis in the greater Richmond, Virginia market, the Tidewater, Virginia area and counties in northeastern North Carolina. More recently, Essex has expanded its construction lending presence into the Raleigh, North Carolina market. At December 31, 2002, construction and development loans, including participations, amounted to $92.1 million or 38.1% of Essex’s total loans held for investment. At September 30, 2003, construction and development loans, including participations, amounted to $56.7 million or 24.3% of Essex’s total loans held for investment.

      Essex offers construction loans to individual borrowers as well as to local real estate builders, contractors and developers for the purpose of constructing single-family residences. Substantially all of Essex’s construction lending to individuals is originated on a construction/permanent (“C/ P”) mortgage loan basis. C/ P loan originations are made by Essex First loan officers or through the wholesale C/ P lending program, which is a network of approximately 100 approved brokers. C/ P loans are made to individuals who hold a contract with a licensed general contractor to construct their personal residence. The construction phase of the loan currently provides for monthly payments on an interest only basis at a designated prime rate (plus 100 basis points) for, generally, up to six months. Upon completion of construction, the loan converts to a permanent loan at either an adjustable or fixed interest rate, consistent with Essex’s policies with respect to residential real estate financing. Essex First’s construction loan department approves the proposed contractors and administers the loan during the construction phase. Essex’s C/ P loan program has been successful due to its ability to offer borrowers a single closing and, consequently, reduced costs. At December 31, 2002, Essex’s C/ P portfolio consisted of 113 C/ P loans with an aggregate principal balance of $14.9 million. At September 30, 2003, Essex’s C/ P portfolio consisted of 123 C/ P loans with an aggregate principal balance of $20.3 million (and an additional $31.9 million was subject to legally binding commitments but had not been advanced as of such date).

      Essex also offers construction loans to real estate builders, contractors and developers for the construction of single-family residences on both a presold and speculative basis. Construction loans to builders generally have a three-year note with annual renewals throughout the term, with payments being made monthly on an interest only basis (generally, at 75 basis points to 200 basis points over a designated prime rate). Upon application, credit review and analysis of personal and corporate financial statements, Essex will grant builders lines of credit up to designated amounts. Essex will generally limit the number of homes that may be built by any individual builder or developer on a speculative basis depending on the builder’s financial strength and total exposure to other lenders. Essex has expanded its builder construction loan portfolio to include participations, which allows Essex Savings Bank to leverage its capital in markets where Essex First does not have a mature builder construction presence. At December 31, 2002 and September 30, 2003, Essex’s participations in construction loans totaled $57.5 million and $16.6 million, respectively. In order to reduce the risk inherent in certain construction loans, Essex ceased investment in new acquisition and development loan participations in 2002. At December 31, 2002, Essex’s acquisition and development loan portfolio consisted five loans with an aggregate principal balance of $1.9 million, which was reduced to two loans with an aggregate principal balance of $907,000 by September 30, 2003.

      At December 31, 2002, Essex’s builder construction loan portfolio consisted of 167 loans to 62 different builders with an aggregate principal balance of $19.5 million (and an additional $16.6 million was subject to legally binding commitments but had not been advanced as of such date). Of this $19.5 million of builder loans, approximately $14.9 million consisted of construction loans for which there were no contracts for sale as of December 31, 2002. At September 30, 2003, Essex’s builder construction loan portfolio consisted of 135 loans to 58 different builders with an aggregate principal balance of $19.7 million (and an additional $13.9 million was subject to legally binding commitments but had not been advanced as of such date). Of this $19.7 million of builder loans, approximately $14.3 million consisted of construction loans for which there were no contracts for sale as of September 30, 2003.

      Construction loans increase the interest rate sensitivity of Essex’s loan portfolio but are generally considered to involve a higher level of risk as compared to single-family residential loans due to the concentration of principal in a limited number of loans and borrowers and the effects of general economic conditions on real estate developers and managers. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. Thus, the nature of these loans is such that they are generally more difficult to evaluate and monitor. In addition, speculative construction loans to a builder are not necessarily pre-sold and thus pose a greater potential risk to Essex than construction loans to individuals on their personal residences.

      Essex has taken steps to minimize the foregoing risks by, among other things, limiting its construction lending primarily to residential properties. In addition, Essex has adopted underwriting guidelines which impose stringent LTV (80% during the construction phase with respect to single-family residential real estate), debt service and other requirements for loans which are believed to involve higher elements of credit risk, by limiting the geographic area in which Essex will do business and by working with builders and participating financial institutions with whom it has established relationships or knowledge thereof.

      Commercial Real Estate Loans. Essex also originates mortgage loans secured by multi-family residential and commercial real estate. At September 30, 2003 and December 31, 2002, $2.0 million or 0.8%, and $2.1 million or 0.9%, respectively, of Essex’s total loans held for investment consisted of such loans.

      Commercial real estate loans originated by Essex are primarily secured by office buildings, retail stores, warehouses and general purpose industrial space. Commercial real estate loans also include multi-family residential loans, substantially all of which are secured by small apartment buildings. At September 30, 2003, $504,000 or 25.5% of Essex’s total commercial real estate loans were comprised of multi-family residential loans.

      Commercial real estate lending entails different and significant risks when compared to single-family residential lending because such loans typically involve large loan balances to single borrowers and because the payment experience on such loans is typically dependent on the successful operation of the project or the borrower’s business. These risks can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. Essex attempts to minimize its risk exposure by limiting the extent of its commercial lending. In addition, LTV ratios on Essex’s commercial real estate loans are currently limited to 80% or lower. As part of the criteria for underwriting commercial real estate loans, Essex generally imposes a specified debt coverage ratio (the ratio of net cash from operations before payment of debt service to debt service). It is also Essex’s general policy to seek additional protection to mitigate any weaknesses identified in the underwriting process, which may be provided via mortgage insurance, secondary collateral and/or personal guarantees from the principals of the borrower.

      Commercial Business Loans. From time to time, and in connection with its community bank branch activities, Essex originates secured or unsecured loans for commercial, corporate, business and agricultural purposes. At September 30, 2003, and December 31, 2002, $2.2 million or 1.0% and $392,000 or 0.1% of Essex’s total loans held for investment consisted of commercial business loans. Essex’s commercial business loans consist primarily of loans and lines of credit secured by various equipment, machinery and other corporate assets.

      Consumer Loans. Subject to restrictions contained in applicable federal laws and regulations, Essex is authorized to make loans for a wide variety of personal or consumer purposes. Essex continues to emphasize the origination of consumer loans in order to provide a full range of financial services to its customers and because such loans generally have shorter terms and higher interest rates than mortgage loans. At September 30, 2003, and December 31, 2002, $8.0 million or 3.4% and $9.8 million or 4.1%, respectively, of Essex’s total loans held for investment consisted of consumer loans. The consumer loans offered by Essex include home improvement, automobile loans, boat and recreational vehicle loans, mobile home loans, loans secured by deposit accounts and unsecured personal loans.

      Consumer loans generally have shorter terms and higher interest rates than mortgage loans and generally involve more credit risk than mortgage loans because of the type and nature of the collateral and, in certain cases, the absence of collateral. In addition, consumer lending collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In many cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of improper repair and maintenance of the underlying security. The remaining deficiency may not warrant further substantial collection efforts against the borrower.

      Loan Fee Income. In addition to interest earned on loans, Essex receives income through servicing of loans, recognition of unamortized loan fees from loan sales and modifications, late payments, prepayments and miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and types of loans made and competitive conditions.

      In connection with its loan origination activities, Essex often charges loan origination fees that are calculated as a percentage of the amount borrowed. Essex generally charges a borrower on a single-family home loan a loan origination fee based on the principal amount of the loan, with the actual amount being dependent upon, among other things, the interest rate and market conditions at the time the loan application is taken. These fees are in addition to appraisal and other fees paid by the borrower to Essex at the time of the application. Essex’s policy is to defer all loan origination fees net of direct origination costs and amortize those fees over the contractual lives of the related loans. Amortization of loan fees is included in interest income. Nevertheless, the predominant portion of Essex’s loans are originated for resale and, consequently, related net loan fees are recognized as mortgage banking income upon consummation of the loan sales.

      When loans are sold with servicing rights released to the buyer, Essex also recognizes current income from receipt of servicing release fees in addition to receiving a premium or deducting a discount based on the market value of the loan, which is dependent upon, among other things, the interest rate and market conditions at the time the sales price is locked-in with the buyer. Sales prices for loans originated for resale are generally locked-in with a buyer at the time of origination in order to minimize Essex’s interest rate risk.

      For information regarding income received by Essex from its loan servicing activities, see “— Loan Servicing Activities” below.

Asset Quality

      Delinquent Loans. The following tables set forth information concerning the principal balances and percent of the total loan portfolio held for investment represented by delinquent loans at the dates indicated.

			December 31,

	September 30,
	2003		2002		2001

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
30-59 days	$1,459	0.63%	$1,720	0.72%	$834	0.32%
60-89 days(1)	821	0.35	345	0.14	186	0.07
90 or more days(2,3)	1,025	0.44	1,197	0.50	1,403	0.54

Total	$3,305	1.42%	$3,262	1.36%	$2,423	0.94%

	December 31,

	2000		1999		1998

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
30-59 days	$524	0.20%	$703	0.29%	$662	0.34%
60-89 days(1)	156	0.06	564	0.23	46	0.02
90 or more days(2,3)	561	0.21	736	0.31	1,166	0.60

	$1,241	0.47%	$2,003	0.83%	$1,874	0.96%

(1)	Includes $148,000 of loans that were in nonaccrual status at December 31, 1999.

(2)	There were no loans 90 days or more past due accruing interest at September 30, 2003 or December 31, 2001, 2000, 1999 or 1998.

(3)	Includes $36,000 of loans that were 90 days or more past due and accruing at December 31, 2002.

      Nonperforming Assets. All loans are reviewed on a regular basis and are placed in nonaccrual status based on the loan’s delinquency status, an evaluation of the related collateral, and the borrower’s ability to repay the loan. Generally, loans past due more than 90 days are placed in nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days are returned to an accruing status. Such loans may be returned to accruing status, even though the loans have not been brought fully current, provided two criteria are met: (i) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (ii) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. When a loan is placed in nonaccrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Additional interest income on such loans is recognized only when received. Consumer loans generally are charged-off or fully reserved for when the loan becomes over 120 days delinquent.

      In certain circumstances, for reasons related to a borrower’s financial difficulties, Essex may grant a concession to the borrower that it would not otherwise consider. Such restructuring of troubled debt may include a modification of loan terms and/or a transfer of assets (or equity interest) from the borrower to Essex. Essex had no troubled debt restructurings at September 30, 2003 and December 31, 2002 and 2001, however.

      If a foreclosure action is instituted with respect to a particular loan and the loan is not reinstated, paid in full or refinanced, the property is sold at a foreclosure sale in which Essex may participate as a bidder. If Essex is the successful bidder, the acquired property is classified as foreclosed property until it is sold. Properties acquired in settlement of loans are initially recorded at fair value less estimated costs to sell. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair market value less the estimated costs to sell. Costs incurred in connection with ownership of the property, including interest on senior indebtedness, are expensed to the extent not previously allowed for in calculating fair value less estimated costs to sell. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated costs to sell. Sales of foreclosed properties are recorded under the accrual method of accounting. Under this method, a sale is not recognized unless the buyer has assumed the risks and rewards of ownership, including an adequate cash down payment. Until the contract qualifies as a sale, all collections are recorded as deposits.

      The following tables set forth information regarding nonperforming assets held by Essex at the dates indicated.

			December 31,

	September 30,
	2003		2002		2001

		% of Total		% of Total		% of Total
	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Nonaccrual loans, net:
Single-family residential	$769	0.33%	$951	0.38%	$702	0.26%
Construction	20	0.01	—	0.00	436	0.16
Commercial	—	0.00	—	0.00	57	0.02
Consumer	236	0.10	209	0.08	207	0.08

Total nonaccrual loans	1,025	0.44	1,160	0.47	1,402	0.53
Accruing loans 90 days or more past due	—	0.00	36	0.01	—	0.00
Troubled debt restructurings	—	0.00	—	0.00	—	0.00

Total nonperforming loans	1,025	0.44	1,196	0.48	1,402	0.53
Foreclosed properties, net	1,710	0.73	864	0.35	222	0.08

Total nonperforming assets	$2,735	1.17%	$2,060	0.83%	$1,624	0.61%

Nonperforming loans to total loans		0.44%		0.48%		0.53%
Nonperforming assets to total assets		0.70		0.65		0.54
Allowance for loan losses to total loans		0.64		0.58		0.69
Allowance for loan losses to nonaccrual loans		145.97		124.64		130.96
Allowance for loan losses to nonperforming loans		145.97		120.85		130.96

	December 31,

	2000		1999		1998

		% of Total		% of Total		% of Total
	Amount	Loans	Amount	Loans	Amount	Loans

	(Dollars in thousands)
Nonaccrual loans, net:
Single-family residential	$316	0.12%	$350	0.14%	$697	0.36%
Construction	—	0.00	—	0.00	—	0.00
Commercial	61	0.02	377	0.16	328	0.17
Consumer	184	0.07	157	0.07	141	0.07

Total nonaccrual loans	561	0.21	884	0.37	1,166	0.60
Accruing loans 90 days or more past due	—	0.00	—	0.00	—	0.00
Troubled debt restructurings	—	0.00	—	0.00	98	0.05

Total nonperforming loans	561	0.21	884	0.37	1,264	0.65
Foreclosed properties, net	188	0.07	446	0.19	571	0.29

Total nonperforming assets	$749	0.28%	$1,330	0.56%	$1,835	0.94%

Nonperforming loans to total loans		0.21%		0.37%		0.65%
Nonperforming assets to total assets		0.24		0.48		0.79
Allowance for loan losses to total loans		0.65		0.71		0.95
Allowance for loan losses to nonaccrual loans		301.56		182.88		158.23
Allowance for loan losses to nonperforming loans		301.56		182.88		145.97

      For additional information about Essex’s nonperforming assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Essex — Financial Condition — Nonperforming Assets” and Notes 7 and 8 to the Audited Consolidated Financial Statements of Essex.

      Classified Assets. Federal regulations require that each insured savings institution classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, federal examiners have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Another category designated “special mention” also must be established and maintained for assets which do not currently expose an insured institution to a sufficient degree of risk to warrant classification as substandard, doubtful or loss. Assets classified as substandard or doubtful require the institution to establish general allowances for loan losses. If an asset or portion thereof is classified as loss, the insured institution must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss, or charge-off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining an institution’s risk-based capital, while specific valuation allowances for loan losses do not qualify as regulatory capital.

      In addition to the nonperforming assets discussed above, at September 30, 2003, Essex had classified for regulatory and internal purposes an additional $572,000 of assets, the majority of which were classified substandard. Two foreclosed properties totaling $705,000 are not included in classified assets, because the properties were sold in October 2003.

      Allowance for Losses on Loans and Foreclosed Properties. An allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon an evaluation of the inherent risks in the loan portfolio. This evaluation incorporates charge-off history and loan classification status into a loss migration analysis in order to arrive at an estimate of the required allowance for loan losses. The allowance is increased by provisions for loan losses that are charged against income. Although management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations. For additional information, see Notes 7 and 8 to the Audited Consolidated Financial Statements of Essex.

      The following table sets forth information concerning the activity in Essex’s allowance for loan losses during the periods indicated.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

	(Dollars in thousands)
Loans, net of unearned fees and discounts:
Period-end	$231,992	$240,390	$249,606	$267,595	$240,579	$194,513
Average outstanding during period	248,041	255,089	271,164	257,082	212,354	172,760
Allowance for loan losses:
Balance, beginning of year	1,446	1,837	1,740	1,697	1,845	2,382
Provision for loan losses	385	235	375	740	149	13

	1,831	2,072	2,115	2,437	1,994	2,395
Charge-offs, net of recoveries:
Commercial	—	9	35	256	65	40
Real estate — mortgage	89	349	45	144	9	288
Real estate — land	—	—	—	(1)	(14)	133
Consumer	246	268	198	298	237	89

Total	335	626	278	697	297	550
Balance, end of period	$1,496	$1,446	$1,837	$1,740	$1,697	$1,845

Ratio of net charge-offs to average outstanding loans	0.14%	0.22%	0.09%	0.27%	0.14%	0.32%
Allowance for loan losses to period-end total nonperforming loans	145.97%	120.85%	130.96%	301.56%	182.88%	145.97%
Allowance for loan losses to period-end loans, net of unearned fees and discounts	0.64%	0.58%	0.69%	0.65%	0.71%	0.95%

      The following table sets forth information concerning the allocation of Essex’s allowance for loan losses by loan categories at the dates indicated.

			December 31,

	September 30,
	2003		2002		2001		2000		1999		1998

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Residential mortgage	$754	94.8%	$508	94.9%	$556	93.2%	$437	92.6%	$632	91.5%	$855	92.5%
Commercial(1)	48	1.8	31	1.0	436	2.2	518	2.2	576	2.6	560	4.1
Consumer	576	3.4	600	4.1	534	4.6	541	5.2	489	5.9	285	3.4
Unallocated	118	0.0	307	0.0	311	0.0	244	0.0	—	0.0	145	0.0

	1,496	100.0%	1,446	100.0%	1,837	100.0%	1,740	100.0%	1,697	100.0%	1,845	100.0%

(1)	Includes commercial real estate and commercial business loans.

      Essex also maintains an allowance for losses on foreclosed properties. The following table sets forth information concerning the activity in Essex’s allowance for losses on foreclosed properties during the periods indicated.

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000	1999	1998

	(Dollars in thousands)
Balance, beginning of year	$49	$23	$5	$34	$114	$155
Provision for loan losses	96	1	32	96	14	126

	145	24	37	130	128	281
Charge-offs, net of recoveries	5	25	(14)	(125)	(94)	(167)

Balance, end of period	$150	$49	$23	$5	$34	$114

Loan Servicing Activities

      In its efforts to generate fee income, Essex Savings Bank, through LoanCare, pursues profitable residential mortgage loan servicing activities. LoanCare is an operating subsidiary of Essex Savings Bank and is licensed by Fannie Mae, Freddie Mac and Ginnie Mae.

      LoanCare services or subservices residential real estate loans owned by Essex Savings Bank as well as for other private mortgage investors. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, making advances to cover delinquent payments, making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans. Funds that have been escrowed by borrowers for the payment of mortgage related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in noninterest-bearing accounts at Essex Savings Bank or at nonaffiliated banks if so required by the mortgage investors.

      LoanCare receives fees for servicing and/or subservicing mortgage loans. These fees serve to compensate LoanCare for the costs of performing the servicing/ subservicing function. Other sources of loan servicing revenues include late charges and other ancillary fees. Servicing and subservicing fees are collected by LoanCare out of the monthly mortgage payments made by borrowers.

      At September 30, 2003, approximately 46,200 loans with unpaid principal balances of $5.6 billion were serviced or subserviced by LoanCare, as compared to approximately 29,300 loans with unpaid principal balances of $3.3 billion as of December 31, 2002 and 19,500 loans with unpaid principal balances of $2.0 billion as of December 31, 2001. At September 30, 2003, LoanCare serviced or subserviced loans for approximately 108 entities.

      For additional information regarding Essex’s loan servicing activities, see Note 15 to the Audited Consolidated Financial Statements of Essex.

Investment Activities

      Mortgage-Backed Securities. Mortgage-backed securities (“MBS”) available for sale at December 31, 2002 consisted of: a Ginnie Mae adjustable rate MBS maturing in 2031 with an amortized cost of $737,000 and a fair value of $749,000, which was also held at December 31, 2001 with an amortized cost of $975,000 and a fair value of $978,000; a Freddie Mac adjustable rate MBS maturing in 2031 with an amortized cost of $598,000 and a fair value of $601,000; and a Fannie Mae adjustable rate MBS maturing in 2032 with an amortized cost of $475,000 and a fair value of $479,000. MBS at September 30, 2003 consisted of the three securities held at December 31, 2002 and four Ginnie Mae adjustable rate securities purchased on September 30, 2003. The new securities are held for investment, and have fair values and maturities of $3.3 million maturing in 2032, $5.1 million maturing in 2032, $5.1 million maturing in 2033 and $10.0 million maturing in 2033. At September 30, 2003, the pre-existing available for sale MBS securities had fair values of: Ginnie Mae $522,000, Freddie Mac $588,000 and Fannie Mae $423,000.

      Essex’s mortgage-backed securities are pass-through mortgage-backed securities, in which cash flow is received pro rata by all security holders. These securities are subject to prepayment risk based on the payment characteristics of the underlying loans. These securities are designated as held for sale and carried at fair market value. The unrealized gain is reported as a component of other comprehensive income within shareholders’ equity, in accordance with accounting principles generally accepted in the United States of America.

      Mortgage-backed securities generally increase the quality of Essex’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of Essex. The three available for sale MBS are pledged as collateral for public depository accounts over $100,000.

      Investment Securities. Federally-chartered savings institutions have authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various Federal agencies and of state and municipal governments, certificates of deposit at federally-insured banks and savings and loan associations, certain bankers’ acceptances and Federal funds. Subject to various restrictions, federally-chartered savings institutions may also invest a portion of their assets in commercial paper, corporate debt securities and mutual funds, the assets of which conform to the investments that federally-chartered savings institutions are otherwise authorized to make directly.

      Essex Savings Bank’s investment securities portfolio is managed by the Treasurer of Essex Savings Bank in accordance with a comprehensive investment policy which addresses strategies, types and levels of allowable investments and which is reviewed and approved by the board of directors on an annual basis and by the Asset and Liability Management Committee as circumstances warrant. Essex Savings Bank currently emphasizes lending activities in order to increase the weighted average yield on Essex Savings Bank’s interest-earning assets. Essex Savings Bank’s investment securities are carried in accordance with accounting principles generally accepted in the United States of America.

      Securities available for sale consisted of a $1.5 million, a $522,000 and a $21,000 mutual fund investment at September 30, 2003, December 31, 2002 and 2001, respectively, which is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share.

      The following table sets forth certain information relating to Essex’s investment securities held for investment at the dates indicated.

			December 31,

	September 30,
	2003		2002		2001		2000

	Carrying	Market	Carrying	Market	Carrying	Market	Carrying	Market
	Value	Value	Value	Value	Value	Value	Value	Value

	(Dollars in thousands)
U.S. Government agency Securities(1)	$—	$—	$—	$—	$—	$—	$1,760	$1,781
FHLB Stock	1,482	1,482	1,796	1,796	2,765	2,765	2,765	2,765

Total(2)	$1,482	$1,482	$1,796	$1,796	$2,765	$2,765	$4,525	$4,546

(1)	The $1.8 million of U.S. Government agency securities held for investment at December 31, 2000 consisted of a $1.0 million fixed-rate FHLB note maturing in 2003 and a $750,000 fixed-rate FHLB note maturing in 2002, both of which were sold in 2001.

(2)	Does not include investment securities classified as available for sale that consisted of a $1.5 million, $522,000 $21,000 and $19,000 investment in a money market mutual fund at September 30, 2003 and December 31, 2002, 2001 and 2000, respectively.

      FHLB stock is neither a debt nor an equity security because its ownership is restricted and it lacks a market. FHLB stock can be sold at its par of $100 per share only to the FHLBs or to another member institution.

Sources of Funds

      General. Deposits are the primary source of Essex’s funds for lending and other investment purposes. In addition to deposits, Essex derives funds from loan principal repayments, prepayments, advances from the FHLB and other borrowings. Loan repayments are a relatively stable source of funds, while deposits inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They may also be used on a longer term basis for general business purposes, including market risk management.

      Deposits. Deposits obtained through bank branch offices of Essex have traditionally been the principal source of Essex’s funds for use in lending and for other general business purposes. Essex’s current deposit products include regular passbook and statement savings accounts, negotiable order of withdrawal (“NOW”) accounts, money market accounts, fixed-rate, fixed-maturity certificates of deposit ranging in terms from 90 days to 60 months and individual retirement accounts. A significant component of total noninterest-bearing deposits is derived from mortgage loan servicing related escrow deposits maintained by LoanCare at Essex Savings Bank. The balance of these accounts has increased proportionately with the increase in the servicing volume at LoanCare.

      Essex Savings Bank’s deposits are currently obtained primarily from residents in its primary market area. The principal methods currently used by Essex to attract deposit accounts include offering a wide variety of services and accounts and competitive interest rates. Essex utilizes traditional marketing methods to attract new customers and savings deposits, including print media advertising. Currently, Essex does not advertise for retail deposits outside of its local market area or utilize the services of deposit brokers. Management estimates that as of December 31, 2002, deposit accounts totaling approximately $4.0 million or 1.4% of Essex Savings Bank’s total deposits were held by nonresidents of Virginia or North Carolina. These out-of-market deposits include jumbo certificates of deposits owned largely by financial institutions, which totaled $395,000 at December 31, 2002, and represented a decline from the $593,000 of such certificates at December 31, 2001. These jumbo certificates of deposit were originally obtained through the posting of deposit rates on national computerized bulletin boards at no cost to Essex and were not obtained through deposit brokers.

      The following table sets forth the average balances and rates of Essex’s deposits during the periods indicated.

			Year Ended December 31,
	Nine Months Ended
	September 30,
	2003		2002		2001		2000

	Average		Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	(Dollars in thousands)
Noninterest-bearing deposits	$94,186	0.00%	$37,079	0.00%	$19,757	0.00%	$16,618	0.00%
Passbook savings	6,973	0.75	6,557	1.17	5,632	2.74	4,938	3.50
NOW accounts	8,847	0.22	8,340	0.61	7,108	2.07	5,707	2.82
Money market accounts	41,689	1.53	38,665	2.00	32,175	3.72	31,502	4.98
Certificates of deposit	167,992	3.22	171,817	4.26	189,934	5.93	162,487	5.88

	$319,687		$262,458		$254,606		$221,252

      The following table shows Essex’s certificates of deposit of $100,000 or more outstanding at the dates indicated.

		December 31,
	September 30,
	2003	2002	2001	2000

	(Dollars in thousands)
3 months or less	$6,348	$8,442	$10,291	$5,132
Over 3 through 6 months	5,118	4,860	6,402	6,126
Over 6 months through 12 months	6,012	8,271	12,759	9,060
Over 12 months	13,346	11,272	6,812	12,867

Total	$30,824	$32,845	$36,264	$33,185

      The ability of Essex to attract and maintain deposits and Essex’s cost of funds on these deposit accounts have been, and will continue to be, significantly affected by economic and competitive conditions.

      Borrowings. Essex Savings Bank is a member of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Board. The FHLBs provide a central credit facility primarily for member institutions. Essex Savings Bank, as a member of the FHLB of Atlanta, is required to hold shares of common stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and mortgage-backed securities, 5% of its advances (borrowings) from the FHLB, or $500, whichever is greater. Essex Savings Bank’s investment in stock of the FHLB of Atlanta amounted to $1.8 million and $1.5 million at December 31, 2002 and September 30, 2003, respectively, which were in compliance with this requirement.

      The following table presents certain information regarding Essex’s FHLB advances at the dates and for the periods indicated.

	At or for the	At or for the
	Nine Months Ended	Year Ended December 31,
	September 30,
	2003	2002	2001	2000

	(Dollars in thousands)
Balance at end of period	$—	$—	$8,000	$41,000
Weighted average interest rate at end of period	—	—	1.83%	6.55%
Maximum amount outstanding at any month end	$4,000	$26,000	$42,000	$55,300
Average amount outstanding during the period	$407	$12,775	$24,373	$48,723
Weighted average interest rate during the period	1.47%	1.97%	4.71%	6.43%

Notes Payable

      As of September 30, 2003 and December 31, 2002, notes payable of Essex related to a $1.8 million loan made to Essex by RBC Centura Bank to provide funds required to complete the going-private merger and to pay related fees and expenses. The loan is collateralized by 51% of the shares of Essex Savings Bank owned by Essex. The interest rate on the loan is indexed to the Wall Street prime rate minus 25 basis points. Principal payments on this loan began on August 31, 2002. At December 31, 2002, the interest rate on the loan was 4.00% and the outstanding balance was $1.7 million. At September 30, 2003, the interest rate on the loan was 3.75% and the outstanding balance was $1.5 million.

      Other Liabilities. As of September 30, 2003 and December 31, 2002, other liabilities of Essex included an obligation of $819,000 and $788,000, respectively, to Essex’s Chief Executive Officer resulting from the exercise of his stock appreciation rights in November 1997.

Competition

      Essex faces strong competition both in attracting deposits and making real estate and other loans. Essex’s most direct competition for deposits has historically come from other savings institutions, credit unions and commercial banks located in Virginia and North Carolina, including many large financial institutions, which have greater financial and marketing resources.

      Essex experiences strong competition for real estate and other loans principally from other savings institutions, commercial banks, mortgage banking companies, insurance companies and other institutional lenders. Essex competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers.

Employees

      As of December 31, 2002, Essex employed 139 full-time-equivalent employees. As of September 30, 2003, Essex employed 147 full-time-equivalent employees.

Taxation

      Federal Taxation. Essex and its subsidiaries are subject to those rules of federal income taxation generally applicable to corporations under the Internal Revenue Code. Essex and its principal subsidiary, Essex Savings Bank, as members of an affiliated group of corporations within the meaning of Section 1504 of the Internal Revenue Code, file a consolidated federal income tax return, which has the effect of eliminating or deferring the tax consequences of intercompany transactions and distributions, including dividends, in the computation of consolidated taxable income.

      In addition to regular corporate income tax, corporations are subject to an alternative minimum tax, which generally is equal to 20% of alternative minimum taxable income (taxable income, increased by certain tax preference items and determined with adjustments to certain regular tax items). The adjustments that are generally applicable include an amount equal to a percentage of the amount by which a financial institution’s adjusted current earnings (generally alternative minimum taxable income computed without regard to this adjustment and prior to reduction for alternative tax net operating losses) exceeds its alternative minimum taxable income without regard to this adjustment. Alternative minimum tax paid can be credited against regular tax due in later years. For more information, see Note 13 to the Audited Consolidated Financial Statements of Essex.

      State Taxation. The Commonwealth of Virginia imposes a tax at the rate of 6.0% on the combined “Virginia taxable income” of Essex Savings Bank and its subsidiaries. Virginia taxable income is equal to federal taxable income with certain adjustments. Significant modifications include the subtraction from federal taxable income of interest or dividends on obligations or securities of the United States that are exempt from state income taxes, a recomputation of the bad debt reserve deduction on reduced modified taxable income, and the disallowance of the additional Federal depreciation on post-September 11, 2001 fixed asset purchases.

      Because Essex Savings Bank conducts business in North Carolina, it is subject to an annual corporate income tax of 6.90% of its federal taxable income as computed under the Internal Revenue Code, subject to certain prescribed adjustments. In addition to the state corporate income tax, Essex Savings Bank is subject to an annual state franchise tax, which is imposed at a rate of .15% applied to the greater of the respective entity’s (i) capital stock, surplus, and undivided profits, (ii) investments in tangible property in North Carolina or (iii) appraised valuation of property in North Carolina.

      Essex Savings Bank and LoanCare are also subject to certain taxes in other states based on their activities in these states.

BENEFICIAL OWNERSHIP OF ESSEX STOCK BY

MANAGEMENT AND PRINCIPAL SHAREHOLDERS OF ESSEX

      The following table sets forth the beneficial ownership of the Essex common stock as of October 31, 2003, and certain other information with respect to (i) the only persons or entities, including any “group” as that term is used in Section 13(d)(3) of the Exchange Act, who or which was known to Essex to be the beneficial owner of more than 5% of the issued and outstanding Essex common stock on October 31, 2003, (ii) each director of Essex and (iii) all directors and executive officers of Essex as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Essex believes that each person has sole voting and dispositive power with respect to all shares of which he is the beneficial owner and the address of such shareholder is the same as Essex’s address.

	Amount and Nature of		Percent of Essex
Name of Beneficial Owner or	Beneficial Ownership of		Common Stock
Number of Persons in Group	Essex Common Stock		Beneficially Owned(1)

5% Holders:
Timothy G. Ewing	546,350	(2)	21.5%
Value Partners, Ltd. 4514 Cole Avenue Suite 808 Dallas, Texas 75205
Lucy S. Gates	138,891		5.5%
c/o Ronald M. Gates Dominion Tower, 5th Floor 999 Waterside Drive Norfolk, Virginia 23510
Directors:
Melvin L. Bradley	37,981		1.5%
Roscoe D. Lacy, Jr.	—		—
Harry F. Radcliffe	239,071	(3)	9.4%
Gene D. Ross	21,000	(4)	*
Directors as a group (4 persons)	298,052		11.7%

*	Indicates ownership which does not exceed 1.0%.

(1)	The percentage beneficially owned was calculated based on 2,546,014 shares of Essex common stock issued and outstanding as of October 31, 2003.

(2)	Includes (a) 17,374 shares owned by Timothy G. Ewing which are held by Mr. Ewing in his individual capacity, and (b) 528,976 shares owned by Value Partners, Ltd. Mr. Ewing is the manager of Value Partners, Ltd.

(3)	Includes 144,408 shares owned jointly with Mr. Radcliffe’s spouse, 5,010 shares owned solely by Mr. Radcliffe’s spouse and 12,716 shares held by each of Mr. Radcliffe’s children, Jonathan L. Radcliffe and Megan L. Radcliffe. Also includes 17,394 shares held by the First Home Bancorp, Inc. Liquidating Trust, of which Harry F. Radcliffe is the sole beneficiary. Excludes (a) 12,716 shares owned by Harry I. Radcliffe, the adult son of Harry F. Radcliffe, and (b) 41,767 shares owned jointly by William M. Radcliffe and his spouse. William M. Radcliffe is the brother of Harry F. Radcliffe.

(4)	Consists of 21,000 shares of restricted Essex common stock, which shares are subject to shareholder approval as described in this proxy statement/prospectus.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

      Market Prices. The Southern Financial common stock commenced trading on the Nasdaq Stock Market National Market System under the symbol “SFFB” on December 14, 1993. Prior to that date, Southern Financial’s common stock was privately held and not listed on any public exchange or quotation system or actively traded. Quotations of the sales volume and the closing sales prices of the common stock of Southern Financial are listed daily in Nasdaq’s national market listings.

      The Essex common stock is privately held and not listed on any public exchange or actively traded. Management of Essex is not aware of any transactions in the Essex common stock since Essex became a privately-held company in August 2001.

      The following table includes the range of high and low sale prices of Southern Financial’s common stock as quoted by Nasdaq’s monthly statistical report for the periods indicated, adjusted to give effect to the 10% stock dividend effective October 31, 2003:

	Southern Financial

	High	Low

2001
First Quarter	$13.16	$9.25
Second Quarter	18.33	12.22
Third Quarter	19.05	15.92
Fourth Quarter	21.00	15.60
2002
First Quarter	22.14	17.91
Second Quarter	25.61	19.50
Third Quarter	25.56	21.03
Fourth Quarter	24.11	21.35
2003
First Quarter	27.43	26.97
Second Quarter	29.74	29.15
Third Quarter	36.22	27.28
Fourth Quarter (through , 2003)

      On July 23, 2003, the last trading day prior to the date of the joint announcement by Southern Financial and Essex that they had entered into the merger agreement, as reported in The Wall Street Journal, the per share closing price of Southern Financial common stock was $29.05, adjusted to give effect to the 10% stock dividend effective October 31, 2003. On                     , 2003, the most recent trading day prior to the printing of this document, as reported in The Wall Street Journal, the closing price of Southern Financial common stock was $                    . You are urged to obtain current market quotations.

      As of                     , 2003, Essex had approximately 80 shareholders of record and as of                      , 2003, Southern Financial had approximately                      shareholders of record.

      Following the merger, Southern Financial common stock will continue to be traded on and quoted by Nasdaq.

      Dividend Data. The following table sets forth, for the periods indicated, the cash dividends declared per share of Southern Financial common stock, adjusted to give effect to the 10% stock dividend effective October 31, 2003. Essex has not paid a cash dividend on its common stock since 1991.

Southern
Financial

2001
First Quarter	$0.08
Second Quarter	0.08
Third Quarter	0.09
Fourth Quarter	0.09
2002
First Quarter	0.09
Second Quarter	0.09
Third Quarter	0.10
Fourth Quarter	0.10
2003
First Quarter	0.12
Second Quarter	0.14
Third Quarter	0.17

      The principal source of cash revenues to Southern Financial is dividends paid by Southern Financial Bank with respect to its capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. Regulatory authorities could impose administratively stricter limitations on the ability of Southern Financial Bank to pay dividends to Southern Financial if such limits were deemed appropriate to preserve certain capital adequacy requirements.

DESCRIPTION OF SOUTHERN FINANCIAL CAPITAL STOCK

General

      Southern Financial has authorized two classes of stock: (1) 20,000,000 authorized shares of Southern Financial common stock, par value $0.01 a share, 6,162,607 shares of which were issued and outstanding as of November 14, 2003; and (2) 1,000,000 authorized shares of preferred stock, par value $0.01 a share, none of which were issued and outstanding as of November 14, 2003. The following summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Southern Financial and any amendments thereto.

Southern Financial Common Stock

      Voting Rights. The holders of Southern Financial common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of shares of Southern Financial common stock do not have cumulative voting rights in the election of directors, which means that the holders of more than 50% of the shares of Southern Financial common stock voting for the nominees for director can elect all of the directors.

      Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of Southern Financial common stock are entitled to receive ratably dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends.

      Liquidation Rights. Subject to the rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share pro rata in all of the assets remaining after payment of liabilities and liquidation preferences, if any, on any outstanding shares of preferred stock.

      Assessment and Redemption. All of the outstanding shares of Southern Financial common stock are fully paid and nonassessable. The common stock may not be voluntarily redeemed.

      Other Rights. Holders of Southern Financial common stock have no subscription, sinking fund, conversion or preemptive rights.

Southern Financial Preferred Stock

      The Southern Financial preferred stock is available for issuance from time to time in one or more series for various purposes as determined by the board of directors, without further action by Southern Financial shareholders but subject to limits contained in Southern Financial’s articles of incorporation. The Southern Financial board of directors may fix by resolution the terms of a series of preferred stock, such as:

•	dividend rates and preference of dividends, if any,

•	conversion rights,

•	voting rights,

•	terms of redemption and liquidation preferences, and

•	the number of shares constituting each series.

      Upon dissolution, liquidation or winding up, the holders of shares of Southern Financial preferred stock are entitled to receive out of Southern Financial’s assets an amount per share equal to the respective liquidation preference before any payment or distribution is made on Southern Financial’s common stock or any capital stock that ranks junior to the particular series of preferred stock. If Southern Financial’s assets available for distribution upon the dissolution, liquidation or winding up of Southern Financial are insufficient to pay the full liquidation preference payable to the holders of shares of all series of Southern Financial preferred stock then outstanding, distributions shall be made proportionately on all outstanding shares of Southern Financial preferred stock.

BUSINESS OF SOUTHERN FINANCIAL

      Southern Financial is a bank holding company headquartered in Warrenton, Virginia. Southern Financial conducts business through its subsidiary Southern Financial Bank. Southern Financial operates 28 full-service banking locations, 19 in the northern Virginia area, one in Georgetown in the District of Columbia, six in Richmond, Virginia area and two in Charlottesville, Virginia.

      Southern Financial operates under a community banking philosophy and seeks to become the premier provider of financial services to small to medium-sized businesses in its market while maintaining steady asset growth, consistent core earnings and sound asset quality. Southern Financial offers its customers, primarily consumers and small to medium-sized businesses, a variety of traditional loan and deposit products, which it tailors to the specific needs of customers in a given market.

      Southern Financial began operations in 1986 and has grown through a combination of internal growth, the opening of de novo branches and the acquisition of community banks. As of September 30, 2003, Southern Financial had, on a consolidated basis, total assets of $1.1 billion, total deposits of $750.0 million and total stockholders’ equity of $87.2 million.

Incorporation of Certain Documents by Reference

      Certain documents filed by and relating to Southern Financial are incorporated herein by reference. See “Where You Can Find More Information” on page      for a list of these documents.

Interests of Certain Persons

      No director or executive officer of Southern Financial has any material direct or indirect financial interest in Essex or the merger, except as a director, executive officer or shareholder of Southern Financial or its subsidiaries.

Management After the Merger

      The present management of Southern Financial will manage Southern Financial after completion of the merger. The boards of directors of Southern Financial and Southern Financial Bank will remain the same.

PROPOSAL III

ADJOURNMENT OF THE SPECIAL MEETING

      In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement could not be approved unless the special meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Essex at the time of the special meeting to be voted for an adjournment, if necessary, Essex has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Essex unanimously recommends that shareholders vote FOR the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned, if the special meeting is adjourned for 30 days or less.

      Essex’s board of directors unanimously recommends that you vote FOR approval of this proposal.

EXPERTS

      The consolidated financial statements of Southern Financial Bancorp, Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 incorporated in this proxy statement/prospectus by reference from the Southern Financial Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by KPMG LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Essex Bancorp, Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 included in this proxy statement/prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the shares of Southern Financial common stock to be issued by Southern Financial in connection with the merger will be passed upon by Bracewell & Patterson, L.L.P., Reston, Virginia. Certain legal matters with respect to the merger will be passed upon for Essex by Elias, Matz, Tiernan & Herrick, L.L.P., Washington, D.C. In October 2003, Elias, Matz was issued 24,962 shares of restricted Essex common stock for payment of prior legal fees, contingent upon the closing of the merger. Elias, Matz is entitled to vote these shares of restricted Essex common stock at the Essex special meeting of shareholders.

OTHER MATTERS

      As of the date of this proxy statement/prospectus, the board of directors of Essex knows of no matters that will be presented for consideration at the special meeting of its shareholders other than as described in this proxy statement/prospectus. However, if any other matters are properly brought before the Essex special meeting or any adjournment or postponement of the special meeting and are voted upon, it is intended that holders of the proxies will act in accordance with their best judgment unless otherwise indicated in the appropriate box on the proxy.

WHERE YOU CAN FIND MORE INFORMATION

      Southern Financial files reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549.

      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Southern Financial, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      The SEC allows Southern Financial to “incorporate by reference,” which means that Southern Financial can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that Southern Financial incorporates by reference is an important part of this proxy statement/prospectus, and information that Southern Financial files later with the SEC will automatically update and supersede this incorporated information. Southern Financial incorporates by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

•	Current Report on Form 8-K dated April 25, 2003;

•	Current Report on Form 8-K dated July 17, 2003;

•	Current Report on Form 8-K dated July 24, 2003;

•	Current Report on Form 8-K dated October 23, 2003; and

•	Current Report on Form 8-K dated November 3, 2003.

      Southern Financial also incorporates by reference any future filings it makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the special meeting at which Essex shareholders consider and vote on the merger agreement. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

      Upon your written or oral request, Southern Financial will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates. Your written or oral requests for copies of this proxy statement/prospectus and documents Southern Financial has incorporated by reference should be directed to:

Southern Financial Bancorp, Inc. 37 East Main Street Warrenton, Virginia 20186 Attention: Patricia A. Ferrick Telephone (540) 349-3900 Facsimile (540) 349-3904

      To obtain timely delivery, you must make a written or oral request for a copy of such information by                     , 2003.

      Southern Financial has filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the Southern Financial common stock to be issued to Essex shareholders in the merger. This proxy statement/prospectus constitutes the prospectus of Southern Financial filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

      You should rely only on the information contained in this proxy statement/prospectus or contained in documents incorporated by reference into this document. Neither Southern Financial nor Essex has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. Essex has supplied all of the information about Essex contained in this proxy statement/prospectus and Southern Financial supplied all of the information contained in this proxy statement/prospectus about Southern Financial and its subsidiaries. Each of us is relying on the correctness of the information supplied by the other.

      This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INDEX TO CONSOLIDATION FINANCIAL STATEMENTS

OF ESSEX BANCORP, INC.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Cash	$29,431,696	$20,208,505
Interest-bearing deposits	80,761,075	24,427,770
Federal funds sold	—	2,551,839

Cash and cash equivalents	110,192,771	47,188,114
Federal Home Loan Bank stock	1,482,400	1,795,900
Securities available for sale at fair value	1,548,887	521,707
Mortgage-backed securities available for sale at fair value	1,532,635	1,828,280
Mortgage-backed securities held to maturity — fair value of $23,454,000 in 2003 and $0 in 2002	23,454,409	—
Loans, net of allowance for loan losses of $1,496,000 in 2003 and $1,446,000 in 2002	231,991,906	240,389,674
Loans held for sale	3,775,828	8,580,423
Mortgage servicing rights	1,816,101	1,378,566
Foreclosed properties, net	1,709,502	863,806
Accrued interest receivable	1,079,242	1,273,348
Advances for taxes, insurance, and other	109,594	578,643
Premises and equipment, net	4,299,527	4,360,348
Deferred tax asset, net	4,322,035	4,725,092
Other assets	2,469,834	1,223,227

Total Assets	$389,784,671	$314,707,128

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits:
Noninterest-bearing	$132,398,530	$67,022,243
Interest-bearing	227,241,998	219,963,576

Total deposits	359,640,528	286,985,819
Note payable	1,475,699	1,708,705
Other liabilities	3,939,779	2,741,490

Total Liabilities	365,056,006	291,436,014
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value:
Authorized shares — 5,000,000
Issued and outstanding shares — 2,500,052	25,001	25,001
Additional paid-in capital	21,821,824	21,821,824
Accumulated other comprehensive income	6,428	11,058
Retained earnings	2,875,412	1,413,231

Total Shareholders’ Equity	24,728,665	23,271,114

Total Liabilities and Shareholders’ Equity	$389,784,671	$314,707,128

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)
INTEREST INCOME
Loans, including fees	$3,217,331	$4,013,833	$10,451,938	$12,405,670
Federal funds sold and securities purchased under agreements to resell	—	9,440	18,013	31,490
Investment securities, including dividend income	16,072	36,686	56,093	123,903
Mortgage-backed securities	13,199	17,719	45,637	54,947
Other	271,684	52,285	501,970	123,278

Total Interest Income	3,518,286	4,129,963	11,073,651	12,739,288
INTEREST EXPENSE
Deposits	1,475,350	1,958,921	4,590,987	6,441,486
Federal Home Loan Bank advances	—	58,061	4,494	249,535
Other	14,907	20,974	48,190	61,693

Total Interest Expense	1,490,257	2,037,956	4,643,671	6,752,714

Net Interest Income	2,028,029	2,092,007	6,429,980	5,986,574
PROVISION FOR LOAN LOSSES	106,759	62,749	385,258	179,647

Net Interest Income After Provision for Loan Losses	1,921,270	2,029,258	6,044,722	5,806,927
NONINTEREST INCOME
Loan servicing fees	851,676	365,791	1,787,490	1,050,671
Mortgage banking income, including gain on sale of loans	269,644	357,864	1,133,330	860,946
Other service charges and fees	424,365	273,498	1,103,370	705,559
Other	511,640	330,457	1,377,505	734,952

Total Noninterest Income	2,057,325	1,327,610	5,401,695	3,352,128
NONINTEREST EXPENSE
Salaries and employee benefits	1,797,512	1,484,535	5,180,869	4,376,138
Net occupancy and equipment	286,977	280,573	860,043	838,770
Deposit insurance premiums	11,809	10,007	35,000	33,859
Service bureau	283,578	205,886	799,337	571,679
Professional fees	38,834	83,987	230,379	217,605
Foreclosed properties, net	48,637	6,871	74,119	(22,023)
Other	648,173	460,156	1,860,215	1,408,175

Total Noninterest Expense	3,115,520	2,532,015	9,039,962	7,424,203

Income Before Income Taxes	863,075	824,853	2,406,455	1,734,852
PROVISION FOR INCOME TAXES	327,971	311,641	944,274	658,550

Net Income	$535,104	$513,212	$1,462,181	$1,076,302

Basic and diluted earnings per common share	$.21	$.21	$.58	$.43

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME
For the Nine Months ended September 30, 2003

					Accumulated
	Common	Additional			Other
	Stock, $.01	Paid-in	Comprehensive	Retained	Comprehensive
	Par Value	Capital	Income	Earnings	Income	Total

	(Unaudited)
Balance, January 1, 2003	$25,001	$21,821,824		$1,413,231	$11,058	$23,271,114
Comprehensive income:
Net income			$1,462,181	1,462,181		1,462,181
Other comprehensive income:
Unrealized gains on securities available for sale, net of tax of $2,911			(4,630)		(4,630)	(4,630)

Comprehensive income			$1,457,551

Balance, September 30, 2003	$25,001	$21,821,824		$2,875,412	$6,428	$24,728,665

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
OPERATING ACTIVITIES
Net income	$1,462,181	$1,076,302
Adjustments to reconcile net income to cash provided by operating activities:
Provisions for losses on loans, foreclosed properties and other	508,723	215,024
Deferred tax asset, net	434,488	43,550
Depreciation and amortization of premises and equipment	358,932	348,528
(Accretion) amortization of:
Premiums and discounts on loans and securities	324,657	143,043
Mortgage servicing rights	619,890	452,146
Mortgage banking activities:
Net decrease in loans originated for resale	5,894,325	2,840,097
Realized gains from sale of loans	(1,089,730)	(804,041)
Realized (gains) losses from sales of:
Foreclosed properties	(104,214)	(46,167)
Premises and equipment	4,300	990
Changes in operating assets and liabilities:
Accrued interest receivable	194,106	173,322
Advances for taxes, insurance and other	255,123	342,857
Other assets	(1,088,198)	509,807
Other liabilities	1,198,289	179,691

Net cash provided by operating activities	8,972,872	5,475,149
INVESTING ACTIVITIES
Redemption of Federal Home Loan Bank Stock	313,500	—
Purchase of securities available for sale	(1,027,181)	(2,251,926)
Principal remittances on securities available for sale	284,694	1,946,633
Purchase of mortgage-backed securities held to maturity	(23,454,409)	—
Purchase of loans	(61,645,107)	—
Net decrease in net loans	68,077,036	15,321,129
Proceeds from sales of foreclosed properties	516,111	849,980
Increase in foreclosed properties	(94,726)	(6,432)
Purchases of mortgage servicing rights	(1,057,426)	(250,085)
Proceeds from sales of premises and equipment	150	—
Purchases of premises and equipment	(302,560)	(171,102)

Net cash provided by (used in) investing activities	(18,389,918)	15,438,197
FINANCING ACTIVITIES
Net increase in NOW and savings deposits	72,226,368	26,845,819
Net increase (decrease) in certificates of deposit	428,341	(17,860,845)
Proceeds from Federal Home Loan Bank advances	11,000,000	68,000,000
Repayments of Federal Home Loan Bank advances	(11,000,000)	(76,000,000)
Proceeds from note payable	—	107,861
Payments on note payable	(233,006)	(77,668)
Other	—	(19,174)

Net cash provided by financing activities	72,421,703	995,993
Increase in cash and cash equivalents	63,004,657	21,909,339
Cash and cash equivalents at beginning of period	47,188,114	15,743,692

Cash and cash equivalents at end of period	$110,192,771	$37,653,031

NONCASH INVESTING AND FINANCING ACTIVITIES
Transfers from loans to foreclosed properties	$1,189,224	$1,314,142
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$2,839,534	$3,417,100
Income taxes	$381,757	$615,000

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 — Basis of Presentation

      The accompanying unaudited consolidated financial statements of Essex Bancorp, Inc. (“Essex”) have been prepared in accordance with generally accepted accounting principles for condensed interim financial statements and, therefore, do not include information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes included in Essex’s audited consolidated financial statements for the year ended December 31, 2002.

      In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (including normal recurring entries) necessary for a fair presentation of Essex’s financial condition and interim results of operations. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 — Earnings Per Share

      Essex calculates its basic and diluted earnings per share (“EPS”) in accordance with Statement of Financial Accounting Standards No. 128 — Earnings Per Share. Accordingly, the components of Essex’s EPS calculations are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income	$535,104	$513,212	$1,462,181	$1,076,302
Weighted average common shares outstanding	2,500,052	2,500,052	2,500,052	2,500,052

Earnings per share	$.21	$.21	$.58	$.43

      Essex has no potentially dilutive common shares; therefore, basic and diluted EPS are the same.

Note 3 — Comprehensive Income

      The following table presents Essex’s comprehensive income information for the three months and nine months ended September 30, 2003 and 2002:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income	$535,104	$513,212	$1,462,181	$1,076,302
Other comprehensive income:
Unrealized holding gains (losses) on available for sale securities	(9,045)	684	(7,541)	(2,915)
Income tax benefit related to other comprehensive income	3,438	(587)	2,911	802

Comprehensive income	$529,497	$513,309	$1,457,551	$1,074,189

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 4 — Segment Reporting

      Essex operates through three primary business segments: retail community banking, mortgage banking and mortgage loan servicing. These segments are evaluated based primarily on revenues from customers and pre-tax profit contribution to Essex. Segment revenues from customers consist of (i) net interest income, which represents the difference between interest earned on loans and investments and interest paid on deposits and other borrowings and (ii) noninterest income, which consists primarily of mortgage loan servicing fees, mortgage banking income (primarily gains on the sale of loans) and service charges and fees (primarily on deposits and the loan servicing portfolio). All inter-segment transactions are eliminated to arrive at total Essex revenue and pre-tax income (loss). Segment revenues and pre-tax income (loss) are determined using accounting policies consistent with those applied in the preparation of the consolidated financial statements.

      The following tables present Essex’s business segment information for the three months and nine months ended September 30, 2003 and 2002:

	Retail		Mortgage
	Community	Mortgage	Loan	Corporate/
	Banking	Banking	Servicing	Eliminations	Total

	(In thousands)
As of and for the three months ended September 30, 2003:
Customer revenues	$1,140	$1,312	$1,648	$(15)	$4,085
Affiliate revenues	174	378	467	(1,019)	—
Depreciation and amortization	41	17	28	35	121
Pre-tax income	126	934	943	(1,140)	863
Total assets	378,113	60,070	8,622	(57,020)	389,785
As of and for the three months ended September 30, 2002:
Customer revenues	$870	$1,676	$895	$(21)	$3,420
Affiliate revenues	184	197	118	(499)	—
Depreciation and amortization	47	17	22	33	119
Pre-tax income	(30)	1,259	291	(695)	825
Total assets	296,486	108,691	6,332	(106,446)	305,063
As of and for the nine months ended September 30, 2003:
Customer revenues	$3,521	$4,168	$4,191	$(48)	$11,832
Affiliate revenues	413	959	967	(2,339)	—
Depreciation and amortization	141	49	74	95	359
Pre-tax income	663	3,022	1,947	(3,226)	2,406
Total assets	378,113	60,070	8,622	(57,020)	389,785
As of and for the nine months ended September 30, 2002:
Customer revenues	$2,420	$4,724	$2,256	$(61)	$9,339
Affiliate revenues	361	530	363	(1,254)	—
Depreciation and amortization	138	49	67	95	349
Pre-tax income	312	3,420	565	(2,562)	1,735
Total assets	296,486	108,691	6,332	(106,446)	305,063

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      Customer revenues consist of (i) net interest income, which represents the difference between interest earned on loans and investments and interest paid on deposits and other borrowings and (ii) noninterest income, which consists primarily of mortgage loan servicing fees, mortgage banking income (primarily gains on the sale of loans), and service charges and fees (primarily on deposits and the loan servicing portfolio).

Note 5 —	Investment Securities

      The following table sets forth the investment securities portfolio as of the dates indicated:

	September 30, 2003		December 31, 2002

	Book Value	Fair Value	Book Value	Fair Value

Available for sale securities:
Mortgage-backed securities	$1,532,635	$1,532,635	$1,828,280	$1,828,280
Mutual fund	1,548,887	1,548,887	521,707	521,707
Held to maturity securities:
Federal Home Loan Bank stock	1,482,400	1,482,400	1,795,900	1,795,900
Mortgage-backed securities	23,454,409	23,454,409	—	—

Total investment securities	$28,018,331	$28,018,331	$4,145,887	$4,145,887

Note 6 —	Loans

      Net loans consist of the following:

	September 30,	December 31,
	2003	2002

	(Dollars in thousands)
Real estate:
Residential first mortgages	$163,549	$135,885
Residential second mortgages	1,066	1,534
Construction and development	56,688	92,095
Commercial real estate	1,980	2,130
Commercial business loans	2,232	392
Consumer loans	7,973	9,800
Less:
Allowance for loan losses	1,496	1,446

Net loans	$231,992	$240,390

      Changes in the allowance for loan losses for the indicated periods are as follows:

	September 30,	December 31,
	2003	2002

Balance at beginning of period	$1,445,888	$1,837,482
Provision for loan losses	385,258	234,817

	1,831,146	2,072,299
Loans charged-off, net of recoveries	(334,941)	(626,411)

Balance at end of period	$1,496,205	$1,445,888

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

      The following table sets forth information regarding past due and nonperforming assets:

	September 30,	December 31,
	2003	2002

Nonaccrual loans, net
Residential mortgages	$768,972	$951,119
Construction	20,281	—
Commercial	—	—
Consumer	235,771	208,955

Total nonaccrual loans	1,025,024	1,160,074
Accruing loans 90 days or more delinquent	—	36,492
Foreclosed properties, net	1,709,502	863,806

Total nonperforming assets	$2,734,526	$2,060,372

Note 7 —	Mortgage Servicing Rights

      As a result of fluctuations in mortgage loan prepayment activity, Essex maintains a valuation allowance in order to reduce the carrying value of its MSRs to the lower of cost or market value. It is possible that fluctuations in mortgage loan prepayment activity will result in changes in the value of MSRs in the near term.

      Following is an analysis of the changes in the Company’s MSRs for the indicated periods:

	Carrying	Valuation
	Value	Allowance

Balance at January 1, 2002	$1,825,764	$(173,529)
Purchases and originations	339,197	—
Amortization	(431,312)	—
Valuation adjustments:
Impairment	—	(206,305)
Recapture	—	24,751

Balance at December 31, 2002	1,733,649	(355,083)
Purchases and originations	1,057,427	—
Amortization	(295,222)	—
Valuation adjustments:
Impairment	—	(343,743)
Permanent impairment	(199,147)	199,147
Recapture	—	19,073

Balance at September 30, 2003	$2,296,707	$(480,606)

      The fair value of MSRs was $1.92 million and $1.41 million at September 30, 2003 and December 31, 2002, respectively.

Note 8 —	New Financial Accounting Standards

      Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” became effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, SFAS 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. This Statement does not affect Essex at the present time.

      SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002,” was issued in May 2002. SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement is not expected to have a material impact on Essex.

      SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” Unlike EITF 94-3, SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, instead of at the date of an entity’s commitment to an exit plan. This Statement does not affect Essex at the present time.

      SFAS 147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9,” was issued in July 2002. It removes acquisitions of financial institutions from the scope of both FASB Statement 72 and FASB Interpretation 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. This Statement does not affect Essex at the present time.

      SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement 123,” was issued in December 2002. It amends SFAS 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement does not affect Essex at the present time.

      SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on Essex’s consolidated financial statements.

      SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” was issued in May 2003. SFAS 150 establishes standards for issuers’ classification as liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

equity, including financial instruments that are mandatorily redeemable on a fixed or determinable date. This Statement does not affect Essex at the present time.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34.” Under FIN 45, a liability must be recognized at the inception of certain guarantees whether or not payment is probable. When the guarantor has assumed a “stand-ready” obligation, the fair value of the guarantee must be recorded as a liability. This Interpretation was effective at December 31, 2002, with the disclosure provisions of FIN 45 effective in 2002 and the accounting provisions effective in 2003. This Interpretation does not affect Essex at the present time.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities: an interpretation of ARB No. 51.” This Interpretation addresses the issue of consolidation of variable interest entities, which were previously commonly referred to as special-purpose entities (“SPEs”). Generally, in a variable interest entity the equity investment at risk is not sufficient to allow the entity to function without subordinated financial support from other parties that absorb some of the expected losses and the equity investors do not have the essential characteristics of a controlling financial interest, as defined. According to FIN 46, if a business has a controlling financial interest in a variable interest entity, the assets, liabilities and operating results of the variable interest entity should be consolidated with the business, even if the business does not have voting control of the variable interest entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to interests in variable interest entities acquired after that date. FIN 46 also applies to the first interim or fiscal periods beginning after June 15, 2003 for those variable interest entities in which a business holds an interest that was acquired before February 1, 2003. This Interpretation does not affect Essex at the present time.

Note 9 —	Subsequent Events

      Essex signed a definitive merger agreement on July 24, 2003, providing for the merger (the “Merger”) of Essex into Southern Financial Bancorp, Inc. (“Southern Financial”). Southern Financial will issue shares of its common stock for all the issued and outstanding common stock of Essex. Immediately prior to the merger, the agreement affects a spin-off of LoanCare Servicing Center, Inc. (“LoanCare”), a wholly owned subsidiary of Essex. Upon completion of the Merger, Southern Financial will own 24.9% of the outstanding shares of LoanCare common stock. The transaction is expected to close in the first quarter of 2004, subject to shareholder and regulatory approval.

      On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation, a Maryland corporation (“Provident”), providing for the merger of Southern Financial with and into Provident (the “Provident Merger”). The Provident Merger is subject to regulatory approvals and approval by the shareholders of Southern Financial and Provident. It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. Upon completion of the Provident Merger, Provident will own 24.9% of the outstanding common shares of LoanCare common stock. The transaction is expected to close in the second quarter of 2004.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

Essex Bancorp, Inc.:

      We have audited the accompanying consolidated balance sheets of Essex Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Norfolk, VA

February 3, 2003, except as to note 14
     for which the date is October 22, 2003

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

	2002	2001

ASSETS
Cash	$20,208,505	$8,972,231
Interest-bearing deposits	24,427,770	3,200,136
Federal funds sold	2,551,839	3,571,325

Cash and cash equivalents	47,188,114	15,743,692
Federal Home Loan Bank stock	1,795,900	2,765,000
Securities available for sale at fair value	521,707	777,917
Mortgage-backed securities available for sale at fair value	1,828,280	977,959
Loans, net of allowance for loan losses of $1,446,000 in 2002 and $1,837,000 in 2001	240,389,674	258,917,055
Loans held for sale	8,580,423	7,108,243
Mortgage servicing rights, net	1,378,566	1,652,235
Foreclosed properties, net	863,806	221,678
Accrued interest receivable	1,273,348	1,560,593
Advances for taxes, insurance, and other	578,643	581,089
Premises and equipment, net	4,360,348	4,629,364
Deferred tax asset, net	4,725,092	4,315,077
Other assets	1,223,227	3,562,930

Total Assets	$314,707,128	$302,812,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits:
Noninterest-bearing	$67,022,243	$31,702,103
Interest-bearing	219,963,576	238,232,980

Total deposits	286,985,819	269,935,083
Federal Home Loan Bank advances	—	8,000,000
Note payable	1,708,705	1,756,180
Other liabilities	2,741,490	2,471,077

Total Liabilities	291,436,014	282,162,340
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value:
Authorized shares — 5,000,000
Issued and outstanding shares — 2,500,052	25,001	25,001
Additional paid-in capital	21,821,824	21,840,737
Accumulated other comprehensive income, net	11,058	4,278
Retained earnings (deficit)	1,413,231	(1,219,524)

Total Shareholders’ Equity	23,271,114	20,650,492

Total Liabilities and Shareholders’ Equity	$314,707,128	$302,812,832

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

INTEREST INCOME
Loans, including fees	$15,850,809	$20,011,805	$21,061,780
Loans held for sale	349,399	262,619	69,451
Federal funds sold	39,425	57,352	71,737
Investment securities, including dividend income	173,114	256,830	300,676
Mortgage-backed securities	72,217	47,580	35,117
Other	224,720	409,604	663,659

Total Interest Income	16,709,684	21,045,790	22,202,420

INTEREST EXPENSE
Deposits	8,190,828	12,732,124	11,400,296
Federal Home Loan Bank advances	251,220	1,148,198	3,131,550
Note payable	80,654	27,134	—
Other	—	9,337	27,519

Total Interest Expense	8,522,702	13,916,793	14,559,365

Net Interest Income	8,186,982	7,128,997	7,643,055
PROVISION FOR LOAN LOSSES	234,817	375,000	740,000

Net Interest Income After Provision for Loan Losses	7,952,165	6,753,997	6,903,055
NONINTEREST INCOME
Loan servicing fees, net	1,493,499	1,039,527	1,257,716
Mortgage banking income, including gains on sales of loans	1,191,947	828,247	216,708
Other service charges and fees	1,037,748	768,005	699,690
Gain on sale of securities	4,182	39,873	—
Other	1,055,603	702,176	406,072

Total Noninterest Income	4,782,979	3,377,828	2,580,186

NONINTEREST EXPENSE
Salaries and employee benefits	5,950,213	5,242,085	4,613,146
Net occupancy and equipment	1,126,353	1,021,496	967,371
Deposit insurance premiums	44,570	81,413	105,495
Amortization of intangible assets	—	—	35,632
Service bureau fees	796,999	633,016	630,031
Professional fees	294,965	293,445	266,093
Foreclosed properties, net	(28,265)	52,921	133,725
Telecommunications expense	268,917	277,080	306,984
Other	1,607,996	1,525,475	1,256,623

Total Noninterest Expense	10,061,748	9,126,931	8,315,100

Income Before Income Taxes	2,673,396	1,004,894	1,168,141
NET BENEFIT (PROVISION) FOR INCOME TAXES	(40,641)	(385,803)	2,703,938

Net Income	$2,632,755	$619,091	$3,872,079

Basic earnings per common share	$1.05	$.40	$1.63

Diluted earnings per common share	$1.05	$.40	$1.08

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the Years ended December 31, 2002, 2001 and 2000

	Series B	Series C					Accumulated
	Preferred Stock,	Preferred	Common	Additional			Other
	$6.67 Stated	Stock, $6.67	Stock, $.01	Paid-in	Comprehensive	Retained Earnings	Comprehensive
	Value	Stated Value	Par Value	Capital	Income	(Deficit)	Income	Total

Balance, January 1, 2000	$14,173,750	$833,750	$10,606	$8,687,770		$(5,710,694)	$—	$17,995,182
Fractional share payouts under the Employee Stock Purchase Plan				(9)				(9)
Net income						3,872,079		3,872,079

Balance, December 31, 2000	$14,173,750	$833,750	$10,606	$8,687,761		$(1,838,615)	$—	$21,867,252
Comprehensive income
Net income					$619,091	619,091
Other comprehensive income:
Unrealized gains on securities available for sale, net of tax of $2,690					4,278		4,278

Comprehensive income					$623,369			623,369

Going-private transaction, including transaction costs	(14,173,750)	(833,750)	14,395	13,152,976				(1,840,129)

Balance, December 31, 2001	—	—	25,001	21,840,737		(1,219,524)	4,278	20,650,492
Comprehensive income
Net income					$2,632,755	2,632,755
Other comprehensive income, net:
Unrealized gains on securities available for sale, net of tax of $4,262					6,780		6,780

Comprehensive income					$2,639,535			2,639,535

Going-private transaction costs				(18,913)				(18,913)

Balance, December 31, 2002	$—	$—	$25,001	$21,821,824		$1,413,231	$11,058	$23,271,114

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

OPERATING ACTIVITIES
Net income	$2,632,755	$619,091	$3,872,079
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Provision for losses on loans, foreclosed properties and servicing	279,194	467,453	896,417
Deferred tax asset, net	(414,277)	344,791	(2,726,496)
Depreciation and amortization of premises and equipment	466,613	442,646	379,160
Net amortization (accretion) of:
Premiums and discounts on loans, investments and mortgage-backed securities	169,227	6,523	(103,203)
Mortgage servicing rights	612,866	662,531	534,571
Goodwill	—	—	35,631
Mortgage banking activities:
Proceeds from loan sales	41,217,310	45,226,671	17,658,678
Loan originations and purchases	(41,574,436)	(50,562,180)	(17,648,913)
Realized gains from sale of loans	(1,115,054)	(687,074)	(188,459)
Realized (gains) losses from sales of:
Securities available for sale	(4,182)	(39,873)	—
Loans held for investment	—	(85,840)	—
Foreclosed properties	(56,121)	(5,963)	6,951
Premises and equipment	4,265	8,517	(1,065)
Changes in operating assets and liabilities:
Accrued interest receivable	287,245	393,573	(409,501)
Advances for taxes, insurance and other	(40,554)	262,907	16,858
Other assets	2,339,703	603,394	(984,887)
Other liabilities	270,674	315,531	(599,039)

Net cash provided by (used in) operating activities	5,075,228	(2,027,302)	738,782

INVESTING ACTIVITIES
Purchase of Federal Home Loan Bank stock	—	—	(535,000)
Redemption of Federal Home Loan Bank stock	969,100	—	—
Purchase of securities held to maturity	—	—	(1,011,903)
Proceeds from maturities of securities held to maturity	—	—	2,000,000
Proceeds from sale of securities held to maturity	—	1,048,550	—
Purchases of securities available for sale	(10,778,495)	(1,034,733)	(1,226)
Proceeds from sales of securities available for sale	8,780,662	—	—
Principal remittances on mortgage-backed securities	1,391,138	535,333	—
Decrease (increase) in net loans	16,776,850	6,120,145	(27,653,972)
Proceeds from sales of foreclosed properties	861,367	559,019	355,612
Additions to foreclosed properties	(74,456)	(84,270)	(155,696)
Purchases of mortgage servicing rights	(339,197)	(199,377)	(664,498)
Purchases of premises and equipment	(201,862)	(1,110,220)	(932,708)
Proceeds from sales of premises and equipment	—	1,233	1,065

Net cash provided by (used in) investing activities	17,385,107	5,835,680	(28,598,326)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2002, 2001 and 2000 — (Continued)

	2002	2001	2000

FINANCING ACTIVITIES
Net increase (decrease) in NOW and savings deposits	37,888,318	25,529,737	(5,115,177)
Net increase (decrease) in certificates of deposit	(20,837,582)	1,809,760	35,501,389
Proceeds from Federal Home Loan Bank advances	78,000,000	89,000,000	216,000,000
Repayment of Federal Home Loan Bank advances	(86,000,000)	(122,000,000)	(219,600,000)
Proceeds from note payable	107,861	1,756,180	—
Payments on note payable	(155,336)	—	—
Payments on capital lease obligation	—	(99,931)	(91,682)
Going-private transaction	(18,913)	(1,840,129)	—
Redemption of Settlement Preferred Stock	(261)	(3,388)	(3,015)
Common stock issued under the Employee Stock Purchase Plan, net of fractional share pay-outs	—	—	(9)

Net cash provided by (used in) financing activities	8,984,087	(5,847,771)	26,691,506

Increase (decrease) in cash and cash equivalents	31,444,422	(2,039,393)	(1,168,038)
Cash and cash equivalents at beginning of year	15,743,692	17,783,085	18,951,123

Cash and cash equivalents at end of year	$47,188,114	$15,743,692	$17,783,085

NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer from loans to foreclosed properties	$1,374,295	$534,258	$45,855
Capitalized accruals for premises and equipment	—	—	18,247
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$4,270,359	$6,670,902	$8,466,691
Income taxes, net of refunds	520,000	51,694	17,558

See accompanying notes to consolidated financial statements.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2002, 2001 and 2000

Note 1 — Organization

      Essex Bancorp, Inc. (“EBI”) is a Virginia corporation that was formed in 2001 to be the surviving holding company upon completion of the going-private merger with its parent, Essex Bancorp, Inc. (“Bancorp”), as described in Note 3. EBI is the single thrift holding company for Essex Savings Bank, F.S.B. (the “Bank”), a federally-chartered savings bank which at December 31, 2002 operates (i) five retail banking branches located in North Carolina and Virginia and (ii) Essex First Mortgage (“Essex First”), a division of the Bank, that engages in the origination and sale of residential mortgage loans, the origination of residential construction loans to individuals and builders and the participation in residential construction, acquisition and development and lot loans. EBI’s other principal operating subsidiary is Essex Home Mortgage Servicing Corporation, a wholly owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third-party investors. During 2001, Essex Home Mortgage Servicing Corporation began doing business as LoanCare Servicing Center (“LoanCare”) in order to broaden its appeal to prospective clients and customers.

Note 2 — Significant Accounting Policies

      Principles of Consolidation: The consolidated financial statements include the accounts of EBI and its subsidiaries (collectively, the “Company”). Significant intercompany accounts and transactions have been eliminated in consolidation.

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimated.

      Cash and Cash Equivalents: Cash equivalents include interest-bearing deposits and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

      Federal Home Loan Bank (“FHLB”) Stock: FHLB stock is stated at cost. No ready market exists for this stock and it has no quoted market value because FHLB stock is not considered debt or an equity security. FHLB stock is assumed to have market value which is equal to cost.

      Investments and Mortgage-Backed Securities: Investment securities and mortgage-backed securities are classified upon acquisition as held to maturity or available for sale. Those securities designated as held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Interest income, including amortization of premiums and accretion of discounts, is recognized by the interest method, adjusted for effects of changes in prepayments and other assumptions. Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of other comprehensive income within shareholders’ equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities is based upon valuations obtained from brokers and their market analyses and management estimates.

      Loans and Foreclosed Properties: Loans held for investment are stated at the principal amount outstanding with adjustments for related premiums or discounts, net deferred loan fees, participations sold, and an allowance for loan losses. The allowance for loan losses is maintained to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Actual future losses may differ from estimates as a result of unforeseen events.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In accordance with Statement of Financial Accounting Standard (SFAS) 114, a loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement. The impaired value of collateral-dependent loans is generally determined based on the fair value of the collateral when it is determined that foreclosure is probable. Generally, it is management’s policy to charge-off the impaired portion of any collateral-dependent loan where supported by appraisals or other evidence of value. Otherwise, the impairment is determined based on the present value of the expected cash flows and deficiencies are provided for through the allowance for loan losses.

      Properties acquired in settlement of loans are recorded at fair value less estimated selling costs upon acquisition and thereafter are carried at the lower of cost or fair value less estimated selling costs. Revised estimates to the fair value less selling costs are reported as adjustments to the carrying amount of the asset provided that such adjusted value is not in excess of the carrying amount at acquisition. Gains or losses on the sale of and revaluation adjustments to foreclosed properties are credited or charged to expense. Costs incurred in connection with ownership of the property, including interest on indebtedness, are expensed to the extent not previously provided for in calculating fair value less estimated selling costs. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated selling costs.

      Management believes that the allowances for losses on loans and foreclosed properties are adequate. While management uses available information to recognize losses on loans and foreclosed properties, future additions to the allowances may be necessary based on changes in economic conditions or characteristics of the loan portfolio.

      Loan Income: Interest on loans, including amortization of premiums and accretion of discounts, is computed using methods that result in level rates of return on principal amounts outstanding. Loan origination fees and direct loan origination costs are deferred and amortized over the contractual lives of the related loans using methods that result in a constant effective yield on principal amounts outstanding.

      The accrual of interest on loans is discontinued based on delinquency status, an evaluation of the related collateral, and on the borrower’s ability to repay the loan. Generally, loans past due more than 90 days are placed in nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days may be returned to an accruing status provided two criteria are met: (1) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. Cash receipts from an impaired loan, whether designated as principal or interest, are applied to reduce the carrying value of the loan. When future collection of the loan balance is expected, interest income may be recognized on a cash basis.

      Mortgage Banking Activities: Loans held for sale are carried at the lower of aggregate cost or market. The market value of loans held for sale is determined by commitment agreements with investors or estimates by management based on comparable loan sales in the secondary market. Gains or losses on loan sales are recognized for financial reporting purposes at the time of sale and are determined by the difference between the sales proceeds and the carrying value of the loans, with an adjustment for recourse provisions or an allocation of the basis to the estimated fair value of servicing rights if servicing is retained.

      Capitalized mortgage servicing assets consist of both purchased and originated servicing rights (collectively, “MSRs”). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. The Company’s policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

anticipated future cash flows, taking into consideration market-based prepayment estimates. If the carrying value of the MSRs exceeds the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to amortization of MSRs.

      Fees for servicing loans are credited to mortgage servicing income when the related mortgage payments are collected. Depending on the terms of the servicing contracts, such fees are normally based upon either the outstanding principal balance of such loans or the number of loans processed. Servicing expenses are charged to operations when incurred.

      Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives range from 32 to 40 years for buildings, from three to seven years for furniture and equipment and up to the lease term for leasehold improvements.

      Income Taxes: Consolidated corporate income tax returns are filed for EBI and its subsidiaries. The Company applies an asset and liability approach for determining income taxes. Deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Note 3 — Going-Private Transaction

      On August 31, 2001, Bancorp’s common shareholders approved a going-private transaction whereby Bancorp was merged into EBI and each outstanding share of Bancorp’s publicly-traded common stock was exchanged for $1.45. As a result of the merger, Bancorp ceased to be a public company and the holders of Bancorp’s common stock have no continuing ownership interest in the business of the Company. In addition, Bancorp’s preferred stock and warrants were exchanged for common stock of EBI. After the merger, the former holders of Bancorp’s preferred stock and warrants own all of the shares of EBI’s common stock. The former holders of the preferred stock are no longer entitled to receive dividends on the preferred stock, and the number of shares of EBI common stock that they received in the merger reflected their accrued but unpaid dividends through the merger.

Note 4 — Restrictions on Cash and Cash Equivalents

      Federal Reserve Board regulations require reserve balances on deposits to be maintained by the Bank in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank. Effective March 15, 2001, the Office of Thrift Supervision (“OTS”), the Bank’s primary regulator, implemented a regulatory repeal of the statutory 4% liquidity requirements for savings associations. However, the Company must maintain adequate liquidity to assure safe and sound operations. Accordingly, the Company has established a policy that the Bank maintain a minimum 5% ratio of average daily liquid assets, including but not limited to cash and cash equivalents, to the sum of its average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 — Earnings Per Share

      The components of the Company’s earnings per share calculations for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000

Net income	$2,632,755	$619,091	$3,872,079
Preferred stock dividends (Note 18)	—	—	(2,143,264)

Net income available to common shareholders	$2,632,755	$619,091	$1,728,815

Weighted average common shares outstanding:
Basic	2,500,052	1,541,760	1,060,642

Diluted	2,500,052	1,541,760	1,604,358

      Basic income per share is computed based on net income available to common shareholders divided by the average number of common shares outstanding for each period. A portion of the Company’s outstanding options and warrants (Note 19) are dilutive with respect to income available for common shareholders for the year ended December 31, 2000 and diluted income per share is computed under the treasury stock method. Options on 99,800 shares were not included in computing diluted earnings per share for the year ended December 31, 2000 because their effects were antidilutive.

Note 6 — Investment Securities

      Securities available for sale include a $522,000 and $21,000 mutual fund investment at December 31, 2002 and 2001, respectively, which is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share.

      An FHLB note with an amortized cost of $750,000 is also included in securities available for sale at December 31, 2001. This note, which matured in 2002, is carried at its fair value of $757,000 at December 31, 2001.

      Gains on investment securities sold during the year totaled $4,000, $40,000, and none in 2002, 2001 and 2000, respectively. Accrued interest on investment securities was $0 and $8,000 at December 31, 2002 and 2001, respectively.

Note 7 — Mortgage-Backed Securities

      Mortgage-backed securities (“MBS”) available for sale at December 31, 2002 consisted of: a Ginnie Mae adjustable rate MBS maturing in 2031 with an amortized cost of $737,000 and a fair value of $749,000, which was also held at December 31, 2001 with an amortized cost of $975,000 and a fair value of $978,000; a Freddie Mac adjustable rate MBS maturing in 2031 with an amortized cost of $598,000 and a fair value of $601,000; and a Fannie Mae adjustable rate MBS maturing in 2032 with an amortized cost of $475,000 and a fair value of $479,000. These MBS are pledged as collateral for public depository accounts over $100,000.

      Accrued interest on MBS was $9,700 and $4,100 at December 31, 2002 and 2001, respectively.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 — Loans

      Net loans at December 31 include (in thousands):

	2002	2001

Real estate:
First mortgages	$135,885	$143,894
Second mortgages	1,534	1,991
Construction and development	92,095	97,066
Commercial	2,130	3,945
Consumer	9,363	11,421
Commercial — other	392	1,773
Secured by deposits	437	665

Total Loans	241,836	260,755
Less:
Unearned loan fees and discounts	—	1
Allowance for loan losses	1,446	1,837

Net Loans	$240,390	$258,917

      Included in total loans at December 31, 2002 and 2001 are unamortized premiums of $479,000 and $451,000, respectively. Accrued interest on loans was $1.2 million and $1.5 million at December 31, 2002 and 2001, respectively.

      At December 31, net loans included the following impaired residential real estate loans (in thousands):

	2002	2001

First mortgages	$599	$500
Construction loans	—	437

Total impaired residential real estate loans	599	937
Less:
Allowance for loan losses	84	109

Net impaired residential real estate loans	$515	$828

      The Company’s average net investment in impaired residential real estate loans was $537,000 and $173,000 during the years ended December 31, 2002 and 2001, respectively. In addition, these loans were in a nonaccrual status as of December 31, 2002 and 2001.

      Commercial real estate loans at December 31, 2001 included two impaired loans to one borrower with balances of (i) $884,000, which was originated in October 1987 in the amount of $1.0 million for the purpose of refinancing a mini-storage/ office facility (76 mini-storage units and 38 office units) located in Virginia Beach, Virginia, and (ii) $407,000 against a $600,000 line of credit. LoanCare occupied approximately 12,000 square feet of the office facility until November 2001 when it vacated this facility. The Company’s lease payments largely serviced the principal and interest on the two loans, which matured on December 31, 2001, concurrent with the term of the facility lease. As of December 31, 2001, the loans were in default. An appraisal was completed in December 2001 and an acceleration letter was sent to the borrower. In 2002, the property was sold to a nonaffiliated third party. The Company financed a portion of the sales proceeds and utilized the specific reserve established for these loans in a prior period. The

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company recognized interest income on these two loans totaling $137,293 during the year ended December 31, 2001.

      As of December 31, 2002, the Bank had outstanding commitments (including unfunded portions of lines of credit and construction loan and participation commitments) to fund approximately $74.4 million in mortgage loans and $1.5 million in nonmortgage loans. In addition, the Bank’s construction loan portfolio includes loans to individuals that will convert to permanent loans upon completion of construction. As of December 31, 2002, such commitments aggregated $21.9 million of fixed rate mortgage loans and $17.4 million of adjustable rate mortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held generally consists of real estate.

      The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. The Bank will also acquire residential mortgage loans, consumer loans and construction and development loan participations from third parties. On December 31, 2002, there was an outstanding commitment to purchase residential mortgage loans of approximately $10.0 million. Acquired loans comprised approximately 47% and 48% of total loans at December 31, 2002 and 2001, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

      At December 31, 2002, 2001 and 2000, the Company had $1.2 million, $1.4 million and $577,000, respectively, in nonaccrual loans. Interest income that would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $69,000, $55,000, and $41,000 for the years ended December 31, 2002, 2001 and 2000, respectively. No interest income was recognized while loans were in a nonaccrual status.

      Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2002	2001

Balance at beginning of period	$1,837,482	$1,739,793
Provision for loan losses	234,817	375,000

	2,072,299	2,114,793
Loans charged-off, net of recoveries	(626,411)	(277,311)

Balance at end of period	$1,445,888	$1,837,482

      Loans held for sale at December 31, 2002 and 2001 consisted of first mortgage loans originated by Essex First. As of December 31, 2002 and 2001, Essex First had outstanding commitments to fund mortgage loans totaling approximately $1.8 million and $881,000, respectively, which were committed for sale to unaffiliated third parties.

      Essex First sells substantially all conventional loans without recourse so that losses incurred as a result of nonperformance with respect to the loans sold become the responsibility of the purchaser of the loan as of the date of the closing. On occasion, however, Essex First will sell conventional loans in the secondary market with recourse. As of December 31, 2002, there was $3.2 million of loans outstanding that were previously originated and sold by Essex First in the secondary market with recourse.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Foreclosed Properties

      Foreclosed properties at December 31 consist of the following:

	2002	2001

Properties acquired through foreclosure	$912,315	$244,203
Less allowance for losses	48,509	22,525

	$863,806	$221,678

      Changes in the allowance for losses on foreclosed properties for the years ended December 31 are as follows:

	2002	2001

Balance at beginning of year	$22,525	$5,097
Provision for losses on foreclosed properties	1,377	31,942
Transfers from loan loss allowance	53,588	41,821

	77,490	78,860
Charge-offs, net of recoveries	(28,981)	(56,335)

Balance at end of year	$48,509	$22,525

Note 10 — Premises and Equipment

      Premises and equipment at December 31 include:

	2002	2001

Land	$849,640	$849,640
Buildings	2,780,832	2,772,471
Furniture and equipment	3,872,933	3,798,764
Leasehold improvements	664,149	662,241

	8,167,554	8,083,116
Less accumulated depreciation and amortization	3,807,206	3,453,752

	$4,360,348	$4,629,364

      During 2001, the Company renewed the operating lease for its corporate offices and increased the square footage leased to accommodate LoanCare’s servicing operations. The Company funded all renovations to the building in exchange for certain rent concessions, the benefits of which are recognized on a straight-line basis over the 10 year lease term.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain premises and equipment are subject to noncancelable operating lease agreements. Future minimum lease commitments with terms in excess of one year at December 31, 2002, including cost escalation provisions, are as follows:

Noncancelable
Operating Leases

2003	$195,490
2004	382,843
2005	376,586
2006	386,275
2007	397,863
Later years	1,714,445

$3,453,502

      Rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $411,507, $286,888, and $304,994, respectively.

Note 11 — Deposits

      Deposits at December 31 include (dollars in thousands):

	2002		2001

	Amount	Percent	Amount	Percent

NOW accounts — noninterest-bearing	$67,021	23.35%	$31,702	11.74%
Passbook and Holiday Club	6,548	2.28	5,797	2.15
NOW accounts — interest-bearing	8,721	3.04	8,215	3.04
Money market	40,118	13.98	38,806	14.38
Certificate accounts	164,578	57.35	185,415	68.69

	$286,986	100.00%	$269,935	100.00%

      A summary of certificate accounts by scheduled maturity at December 31, 2002 is as follows (in thousands):

2003	$97,718
2004	26,253
2005	15,996
2006	4,063
2007 and thereafter	20,548

$164,578

      Certificate accounts in excess of $100,000 at December 31, 2002 and 2001 amounted to $16.8 million and $16.2 million, respectively.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Interest expense on interest-bearing deposits for the years ended December 31 is as follows:

	2002	2001	2000

Passbook and Holiday Club	$76,572	$154,113	$172,726
NOW accounts	50,775	146,833	161,075
Money market accounts	774,335	1,196,201	1,568,653
Certificate accounts	7,289,146	11,234,977	9,497,842

	$8,190,828	$12,732,124	$11,400,296

Note 12 — Federal Home Loan Bank Advances

      The following table presents certain information regarding FHLB advances at the dates and for the periods indicated:

	At or for the Year Ended December 31,

	2002	2001	2000

	(Dollars in thousands)
Balance at end of period	$—	$8,000	$41,000
Weighted average interest rate at end of period	—	1.83%	6.55%
Maximum amount outstanding at any month’s end	$26,000	$42,000	$55,300
Average amount outstanding during the period	$12,775	$24,373	$48,723
Weighted average interest rate during the period	1.97%	4.71%	6.43%

      Advances from the FHLB are collateralized by mortgage loans with a total principal balance of approximately $71.4 million. The unused lendable collateral value was approximately $59.0 million at December 31, 2002. Advances are subject to application approval by the FHLB.

      The $8.0 million of FHLB advances at December 31, 2001 were adjustable rate advances indexed to the FHLB overnight deposit rate that reprices daily.

Note 13 — Note Payable

      The funds required to complete the going-private merger described in Note 3 and to pay related fees and expenses were provided from the proceeds of a loan made to EBI by RBC Centura. RBC Centura loaned $1,756,000 as of December 31, 2001 and an additional $108,000 in 2002 for a total of $1.864 million to EBI to allow EBI to pay the total costs associated with the merger, including the price for Bancorp’s common stock, the cash payments made with respect to the stock options, and the expenses of the merger. The loan is collateralized by 51% of EBI’s shares of the Bank. The interest rate on the loan is indexed to the Wall Street prime rate minus 25 basis points. At December 31, 2002, the interest rate on the loan was 4.00%. The principal payments began on August 31, 2002.

      A summary of the remaining scheduled principal payments is as follows:

2003	$310,674
2004	310,674
2005	310,674
2006	776,683

$1,708,705

      As of the end of each calendar quarter, the Bank must remain well-capitalized as defined in Note 20.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14 — Income Taxes

      The components of the provisions (benefit) for income taxes for the years ended December 31 are summarized as follows:

	2002	2001	2000

Current	$454,918	$41,012	$22,558
Deferred tax reversals	75,540	(474,353)	(325,625)
Utilization of net operating loss (“NOL”) carryforwards	528,512	819,144	747,171
Decrease in valuation allowance	(1,018,329)	—	(3,148,042)

	$40,641	$385,803	$(2,703,938)

      The Company is subject to federal and state income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company’s provision for income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to income before income taxes for the years ended December 31 as follows:

	2002		2001		2000

	Amount	%	Amount	%	Amount	%

Provision for income taxes at statutory federal tax rate	$908,955	34.0%	$341,664	34.0%	$397,168	34.0%
Increase (decrease) resulting from:
Future benefit of net deferred tax assets not previously recognized	(1,018,329)	(38.1)	—	—	(3,290,000)	(281.7)
Tax benefits previously recognized	—	—	—	—	208,052	17.8
State income taxes	106,299	4.0	40,247	4.0	(23,830)	(2.0)
Amortization of goodwill	—	—	—	—	12,115	1.0
Other	43,716	1.6	3,892	.4	(7,443)	(.6)

	$40,641	1.5%	$385,803	38.4%	$(2,703,938)	(231.5)%

      Significant components of the Company’s deferred tax assets and liabilities as of December 31 were as follows:

	2002	2001

Deferred tax assets:
NOL carryforwards	$3,527,739	$5,188,029
Alternative minimum tax (“AMT”) credit carryover	50,180	399,252
MSRs	396,083	309,198
Allowance for losses on loans and foreclosed properties	272,027	401,051
Core deposit intangible	645,727	726,443
Deferred compensation	472,334	409,799
Premises and equipment	—	—
Other	85,462	39,917

Total deferred assets	5,449,552	7,473,689
Valuation allowance for net deferred tax assets	—	(2,153,259)

Net deferred tax assets	5,449,552	5,320,430

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001

Deferred tax liabilities:
FHLB stock	—	(92,297)
Premises and equipment	(101,981)	(21,932)
Basis in acquired loans	(615,527)	(888,434)
Other	(6,952)	(2,690)

Total deferred liabilities	(724,460)	(1,005,353)

Net deferred tax asset	$4,725,092	$4,315,077

      The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. In 2001 and 2000, a valuation allowance existed for a portion of the Company’s deferred tax assets and liabilities because, based on management’s assessment, their ultimate realization could not be assured. The going-private transaction described in Note 3 resulted in an ownership change of the Company under Section 382 of the Internal Revenue Code. Section 382 limits the amount of the Company’s NOL carryforwards and AMT credit carryover that can be utilized to offset taxable income subsequent to the going-private transaction. The Section 382 limitation is calculated by multiplying the adjusted value of Bancorp immediately before the ownership change on August 31, 2001 by the long-term tax-exempt rate for August 2001. Based on a valuation prepared by an independent third party, the annual taxable income limitation to which the Company’s NOLs can be applied approximates $1.4 million. The impact of this limitation on the ultimate realization of the Company’s deferred tax assets and liabilities was recognized in 2002 through a $1.018 million reduction in the valuation allowance and a reversal of the remaining $1.135 million of NOL carryforwards, which were fully reserved, that will never be realized because of the Section 382 limitation.

      At December 31, 2002, the Company had NOL carryforwards for income tax purposes of approximately $9.3 million expiring in the years 2008 through 2011 and an AMT credit carryover of $50,180.

      The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank’s historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 2002) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

Note 15 — Segment Reporting

      SFAS No. 131 — Disclosures about Segments of an Enterprise and Related Information requires companies to report information about the revenues derived from the enterprise’s segments, about the geographical divisions in which the enterprise earns revenues and holds assets and about major customers.

      The Company operates through three primary business segments: retail community banking, mortgage banking and mortgage loan servicing. These segments are evaluated based primarily on revenues from customers and pre-tax profit contribution to the total Company. Segment revenues from customers consist of (i) net interest income, which represents the difference between interest earned on loans and investments and interest paid on deposits and other borrowings and (ii) noninterest income, which consists primarily of mortgage loan servicing fees, mortgage banking income (primarily gains on the sale of loans) and service charges and fees (primarily on deposits and the loan servicing portfolio). All inter-segment transactions are eliminated to arrive at the total Company revenue and pre-tax income (loss). Segment

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenues and pre-tax income (loss) are determined using accounting policies consistent with those applied in the preparation of the consolidated financial statements.

      The following tables present the Company’s business segment information for the years ended December 31, 2002, 2001 and 2000:

	Retail		Mortgage
	Community	Mortgage	Loan	Corporate/
	Banking	Banking	Servicing	Eliminations	Total

	(In thousands)
As of and for year ended December 31, 2002:
Customer revenues	$3,426	$6,349	$3,276	$(81)	$12,970
Affiliate revenues	1,038	754	475	(2,267)	—
Depreciation and amortization	185	65	89	128	467
Pre-tax income	608	4,633	868	(3,436)	2,673
Total assets	304,337	99,604	6,032	(95,266)	314,707
As of and for the year ended December 31, 2001:
Customer revenues	$1,258	$6,685	$2,588	$(25)	$10,506
Affiliate revenues	475	558	393	(1,426)	—
Depreciation and amortization	172	67	96	108	443
Pre-tax income	(1,349)	5,016	503	(3,165)	1,005
Total assets	301,626	102,275	12,726	(113,814)	302,813
As of and for the year ended December 31, 2000:
Customer revenues	$5,401	$2,470	$2,352	$—	$10,223
Affiliate revenues	15	336	496	(847)	—
Depreciation and amortization	141	58	95	85	379
Pre-tax income	2,622	1,073	430	(2,957)	1,168
Total assets	244,630	58,733	10,855	(6,496)	307,722

      Retail Community Banking. The Company provides retail community banking services through the Bank, which operates five retail banking branches located in North Carolina and Virginia. The Bank is a savings association that attracts deposits from the general public in its primary market area, which, together with borrowings from the FHLB, fund the Bank’s investment predominately in real estate mortgage loans.

      Mortgage Banking. The Company engages in mortgage banking activities through Essex First, which conducts its operations out of four offices located in North Carolina and Virginia. Essex First was established primarily to originate loans for sale to private investors in the secondary market in order to generate fee income while avoiding the interest rate and credit risk associated with holding long-term fixed-rate mortgage loans in its portfolio. A majority of all residential mortgage loans originated by Essex First for sale in the secondary market are sold with servicing released to third party investors in order to enhance fee income. Substantially all of the loans originated by Essex First and not sold with servicing released to third party investors are sold to the Bank on a whole loan basis. In addition to its secondary marketing activities, Essex First derives interest revenue from its residential construction loan programs for individuals and builders, as well as builder loan participations acquired from nonaffiliated financial institutions. Construction lending activities generally are limited to Essex First’s primary market, with

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

particular emphasis in the greater Richmond, Virginia market, the Tidewater, Virginia area and counties in northeastern North Carolina. More recently, Essex First has expanded its construction lending into the Raleigh, North Carolina, Northern Virginia and Maryland markets and through its builder loan participations it has expanded indirectly into South Carolina, Alabama, Florida, Georgia, Nevada and Texas.

      Mortgage Loan Servicing. The Company provides mortgage loan servicing through LoanCare, which conducts its operations out of corporate headquarters in Norfolk, Virginia. Revenues generated by LoanCare consist primarily of loan servicing fees, late charges and other ancillary fees. In addition to servicing loans for the Bank and Essex First and being licensed by Fannie Mae, Freddie Mac and Ginnie Mae, LoanCare services and subservices loans for approximately 100 clients.

Note 16 — Mortgage Loan Servicing

      The Company services mortgage loans secured by residential real estate throughout the United States. At December 31, 2002, approximately 80% of its mortgage loan servicing portfolio is concentrated among California, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, Texas and Virginia. Three clients provide slightly over 50% of the Company’s servicing volume with contract terms expiring between March 2003 and July 2004. While management is not aware at this time of any circumstances impeding the renewal of these contracts, there can be no assurances that these contracts will be renewed in the future.

      At December 31, 2002, 2001 and 2000, the Company serviced or subserviced approximately 29,300, 19,500 and 19,900 loans, respectively, with the following outstanding principal balances (in thousands) at December 31 and related servicing fee income (before amortization of MSRs) during the respective years ended December 31:

	2002		2001		2000

	Loan	Loan	Loan	Loan	Loan	Loan
	Principal	Servicing	Principal	Servicing	Principal	Servicing
	Balances	Fee Income	Balances	Fee Income	Balances	Fee Income

Loans owned by the Company	$116,360	$—	$128,561	$—	$152,287	$—
Servicing and sub-servicing rights owned/ participated in by the Company	3,137,371	2,106,365	1,897,812	1,702,058	1,699,468	1,792,287

	$3,253,731	$2,106,365	$2,026,373	$1,702,058	$1,851,755	$1,792,287

      As an agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 2002, approximately $18.3 million of such accounts were on deposit at unaffiliated banks and $64.2 million of such accounts were on deposit at the Bank, compared to $18.3 million at unaffiliated banks and $29.5 million at the Bank at December 31, 2001.

      Advances for taxes, insurance and other (principal and interest, where applicable) disbursements consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform special collection and administrative services. The investor is contractually required to reimburse the Company for such advances. In addition, certain investors have recourse against the Company in the event of default on loans that are serviced under a regular servicing option. A valuation allowance has been established for advances for taxes, insurance and other disbursements and for the Company’s loans subject to recourse obligations($505,000, as of December 31, 2002) to provide for losses related to the Company’s servicing portfolio.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain investors require loan servicers to maintain a specific net worth. The most stringent of these net worth requirements, requires LoanCare to have a net worth of $2.1 million. Net worth is measured by subtracting certain ineligible assets from Shareholders’ Equity. The net worth of LoanCare, under the most restrictive measurement, is $4.3 million, which exceeds the net worth requirement by $2.2 million as of December 31, 2002.

      As a result of fluctuations in mortgage loan prepayment activity, the Company maintains a valuation allowance in order to reduce the carrying value of its MSRs to the lower of cost or market value at December 31, 2002 and 2001. It is possible that fluctuations in mortgage loan prepayment activity will result in changes in the value of MSRs in the near term.

      Following is an analysis of the changes in the Company’s MSRs for the years ended December 31:

	Carrying	Valuation
	Value	Allowance

Balance at January 1, 2000	$2,041,905	$(56,443)
Purchases and originations	664,498	—
Amortization	(554,174)	—
Valuation adjustments:
Impairment	—	(12,204)
Recapture	—	31,807

Balance at December 31, 2000	2,152,229	(36,840)
Purchases and originations	199,377	—
Amortization	(525,842)	—
Valuation adjustments:
Impairment	—	(166,794)
Recapture	—	30,105

Balance at December 31, 2001	1,825,764	(173,529)
Purchases and originations	339,197	—
Amortization	(431,312)	—
Valuation adjustments:
Impairment	—	(206,305)
Recapture	—	24,751

Balance at December 31, 2002	$1,733,649	$(355,083)

      The fair value of MSRs was $1.41 million and $1.82 million at December 31, 2002 and 2001, respectively. The fair value of MSRs at December 31, 2000 was $2.12 million. The weighted average amortization period for MSRs acquired in 2002 is 291 months. The following table sets forth the projected amortization of MSRs:

2003	$342,999
2004	252,268
2005	194,365
2006	149,050
2007 and thereafter	439,884

$1,378,566

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Employee Benefit Plans

      Employees of EBI’s subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. In 2002, 2001 and 2000, the Company matched 30% of employee contributions of up to 6% of compensation as defined by the plan, which resulted in a $53,000, $49,000, and $42,000 matching contribution by the Company for the plan years ended December 31, 2002, 2001 and 2000, respectively.

      Certain employees of EBI’s subsidiaries participate in a Supplemental Executive Retirement Plan (“SERP”). Liabilities from the SERP of $292,000 and $254,000 are included in Other liabilities as of December 31, 2002 and 2001, respectively. An expense of $38,000, $43,000, and $37,000 was recognized in 2002, 2001 and 2000, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee’s salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI’s Executive Compensation Committee. Participants in the SERP as of December 31, 2002 are 100% vested in all contributions.

Note 18 — Preferred Stock

      On September 15, 1995, EBI merged with Home Bancorp, Inc. (“Home Bancorp”) and its wholly owned subsidiary, Home Savings Bank, F.S.B., a Norfolk, Virginia-based savings institution (the “Home Acquisition”). In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with a redemption and liquidation value of $14.2 million for the Series B preferred stock and $834,000 for the Series C preferred stock. The preferred stock and accrued dividends were exchanged for 2,388,821 shares of common stock of EBI in connection with the going-private transaction discussed in Note 3.

Note 19 — Common Stock

      Warrants: In connection with the Home Acquisition, the stockholders of Home Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which became exercisable in September 1998. These warrants were exchanged for 111,231 shares of common stock of EBI in connection with the going-private transaction discussed in Note 3.

      Stock Options: In 1995, the Company adopted the Essex Bancorp, Inc. Stock Option Plan (the “Option Plan”) and the Essex Bancorp, Inc. Non-Employee Directors Stock Option Plan (the “Directors Option Plan”), which were submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI’s Board of Directors approved the first amendments to the Option Plan and the Directors Option Plan, which reduced the number of options and rights that could be granted with respect to EBI’s common stock to 930,000 shares and 20,000 shares, respectively. Stock appreciation rights (“SARs”) could be issued in tandem with options granted under the Plan. In connection with the going-private transaction discussed in Note 3, the holders of options granted under these plans were paid $20,429, computed by multiplying (i) any positive difference obtained by subtracting from the per share amount of the going-private transaction consideration and the per share exercise price applicable to each option by (ii) the number of shares of the Company’s common stock subject to such option.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes activity under the option plans for the year ended December 31, 2001.

	Option Plan		Directors Option Plan

	Number of		Number of
	Options	Option Price	Options	Option Price

Options outstanding as of January 1, 2000	138,500	$1.250 - 2.250	5,950	$0.9375 - 3.8750
Granted	5,000	1.500	1,350	1.4375
Granted	30,000	1.750	—	—

Options outstanding as of December 31, 2000	173,500	$1.250 - 2.250	7,300	$0.9375 - 3.8750
Cancelled	(7,000)	1.750
Cancelled (Note 3)	(166,500)	1.250 - 2.250	(7,300)	0.9375 - 3.8750

Options outstanding as of December 31, 2001	—		—

      As of December 31, 2002 and 2001, the Company had an obligation of $788,000 and $745,000, respectively, including interest, to its Chief Executive Officer resulting from the exercise of his SARs in November 1997, which amount is included in other liabilities. A determination has not yet been made as to the date and method of payment to satisfy this obligation.

Note 20 — Fair Value of Financial Instruments

      Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company’s financial instruments, the fair value of such instruments has been based on assumptions, which management believes to be reasonable, with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Because these estimates do not necessarily represent actual purchases or sales of financial instruments, the market value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments’ value and should not be considered an indication of the fair value of the Company taken as a whole.

      The following summary presents the methodologies and assumptions used to estimate the fair value of the Company’s financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 2002 and 2001 and may not be reflective of current or future fair values.

      Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, securities available for sale and accrued interest receivable approximate those assets’ fair values. The fair value of loans held for sale is estimated based on commitments into which individual loans will be delivered. The fair value of loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Financial Liabilities. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair values of fixed maturity certificates of deposit and FHLB advances are based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon maturity, cost, and current rate data as reported by the Bank to the OTS. The carrying amounts of the note payable and accrued interest payable approximate fair value.

      The Company has off-balance-sheet financial instruments in the form of commitments to extend credit, recourse on MSRs acquired from third parties, and recourse on loans sold to third parties. Because commitments to extend credit approximate current market commitment terms, their fair value is not considered significant. The fair value of recourse on MSRs acquired from third parties and loans sold to third parties is the estimated liability allocated to off-balance sheet recourse.

	December 31, 2002		December 31, 2001

		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(In thousands)
Financial Assets:
Cash and cash equivalents	$47,188	$47,188	$15,744	$15,744
FHLB stock	1,796	1,796	2,765	2,765
Securities available for sale	522	522	778	778
Mortgage-backed securities available for sale	1,828	1,828	978	978
Loans held for sale	8,580	8,887	7,108	7,144
Loans held for investment, net	240,390	244,943	258,917	262,452
Accrued interest receivable	1,273	1,273	1,561	1,561
Financial Liabilities:
Deposits with no stated maturity	$122,409	$122,409	$84,520	$84,520
Time deposits	164,577	169,370	185,415	189,151
FHLB advances	—	—	8,000	8,012
Note payable	1,709	1,709	1,756	1,756
Accrued interest payable	52	52	147	147
Off-balance sheet commitments and recourse obligations	5	5	7	7

Note 21 — Regulatory Matters

      The Bank is required, pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and the OTS regulations promulgated thereunder, to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core or leverage capital requirement, and a risk-based capital requirement. At December 31, 2002 and 2001, the Bank was in compliance with the capital requirements established by FIRREA.

      Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act (“FDICIA”), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action (“PCA”) to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 2002 and 2001, the Bank was “well capitalized” for PCA purposes.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Bank’s capital amounts and ratios as of December 31, 2002 and 2001 are presented in the following tables (dollars in thousands):

			To Be Adequately		To Be Well
			Capitalized		Capitalized
	Actual		Under FDICIA		Under FDICIA

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002
Total risk-based capital	$23,844	12.51%	$15,243	8.00%	$19,053	≥10.0%
Tier I risk-based capital	22,642	11.88%	7,621	4.00%	11,432	≥6.0%
Tier I (leverage) capital	22,642	7.27%	12,463	4.00%	15,579	≥5.0%
Tangible equity	22,642	7.27%	4,674	1.50%	—	—
As of December 31, 2001
Total risk-based capital	$20,907	10.33%	$16,196	8.0%	$20,246	≥10.0%
Tier I risk-based capital	19,712	9.74%	8,098	4.0%	12,147	≥6.0%
Tier I (leverage) capital	19,712	6.59%	11,963	4.0%	14,954	≥5.0%
Tangible equity	19,712	6.59%	5,982	2.0%	—	—

Note 22 — Parent Company Only Financial Information

Balance Sheets

December 31, 2002 and 2001

	2002	2001

	(In thousands)
ASSETS
Cash	$75	$117
Investment in subsidiaries	25,712	23,283
Other	143	164

	$25,930	$23,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Note payable (Note 13)	$1,709	$1,756
Redeemable Preferred Stock redemption proceeds payable	72	73
Other (Note 19)	878	1,085

Total Liabilities	2,659	2,914
SHAREHOLDERS’ EQUITY	23,271	20,650

	$25,930	$23,564

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Operations

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(In thousands)
Interest expense	$(81)	$(27)	$—
Noninterest income (expense)	(7)	42	(51)

Income (loss) before income taxes and undistributed income of subsidiaries	(88)	15	(51)
Benefit from (provision for) income taxes	34	(6)	—

Income (loss) before undistributed income of subsidiaries	(54)	9	(51)
Undistributed income of subsidiaries	2,687	610	3,923

Net income	$2,633	$619	$3,872

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001	2000

	(In thousands)
OPERATING ACTIVITIES
Net income	$2,633	$619	$3,872
Adjustments to reconcile net income to cash provided by operating activities:
Equity in income of subsidiaries	(2,687)	(610)	(3,923)
Dividends from subsidiaries	—	—	145
Decrease in other assets	21	84	12
(Decrease) increase in other liabilities	(207)	32	(105)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(240)	125	1

FINANCING ACTIVITIES
Proceeds of note payable	108	1,756	—
Payments on note payable	(155)	—	—
Going-private transaction (Note 3)	(19)	(1,840)	—
Dividends from subsidiaries	265	—	—
Redemption of Settlement Preferred Stock	(1)	(3)	(3)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	198	(87)	(3)

NET (DECREASE) INCREASE IN CASH	(42)	38	(2)
CASH AT BEGINNING OF YEAR	117	79	81

CASH AT END OF YEAR	$75	$117	$79

      As EBI has no source of funds of its own, it is dependent on the Bank to fund holding company operating expenses and debt service payments on the note payable.

ESSEX BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23 — Subsequent Events (Unaudited)

      Essex signed a definitive merger agreement on July 24, 2003, providing for the merger (the “Merger”) of Essex into Southern Financial Bancorp, Inc. (“Southern Financial”). Southern Financial will issue shares of its common stock for all the issued and outstanding common stock of Essex. Immediately prior to the merger, the agreement affects a spin-off of LoanCare Servicing Center, Inc. (“LoanCare”). Upon completion of the Merger, Southern Financial will own 24.9% of the outstanding shares of LoanCare common stock. The transaction is expected to close in the first quarter of 2004, subject to shareholder and regulatory approval.

      On November 3, 2003, Southern Financial entered into a definitive agreement with Provident Bankshares Corporation, a Maryland corporation (“Provident”), providing for the merger of Southern Financial with and into Provident (the “Provident Merger”). The Provident Merger is subject to regulatory approvals and approval by the shareholders of Southern Financial and Provident. It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. Upon completion of the Provident Merger, Provident will own 24.9% of the outstanding common shares of LoanCare common stock. The transaction is expected to close in the second quarter of 2004.

Appendix A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF REORGANIZATION

by and among

SOUTHERN FINANCIAL BANCORP, INC.,

ESSEX BANCORP, INC.

and

LOANCARE SERVICING CENTER, INC.

Dated as of July 24, 2003

and Amended and Restated on November 25, 2003 (as of July 24, 2003)

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

Exhibit A –Form of Holdback Escrow Agreement
Exhibit B – Form of Affiliate Letter
Exhibit C – Form of Release Agreement

-v-

AMENDED AND RESTATED

AGREEMENT AND PLAN OF REORGANIZATION

     This Amended and Restated Agreement and Plan of Reorganization (“Agreement”), dated as of July 24, 2003 and amended and restated on November 25, 2003 (as of July 24, 2003) is by and among Southern Financial Bancorp, Inc., a Virginia corporation (“Southern Financial”), Essex Bancorp Inc., a Virginia corporation (“Essex”) and LoanCare Servicing Center, Inc. f/k/a as Essex Home Mortgage Servicing Corporation (“LoanCare”), a Virginia corporation and a wholly-owned subsidiary of Essex Savings Bank, F.S.B. (the “Bank”), a federal savings bank and wholly-owned subsidiary of Essex. This Agreement amends and restates the Agreement and Plan of Reorganization dated as of July 24, 2003 by and among Southern Financial, Essex and LoanCare (the “Original Agreement”).

     WHEREAS, Southern Financial, Essex and LoanCare wish to modify certain terms of the Original Agreement to reflect the award of 45,962 shares of restricted Essex Common Stock and the resulting change in the number of outstanding dilutive shares of Essex Common Stock (as defined herein) and the effect of the 10% stock dividend paid by Southern Financial effective October 31, 2003 and to make certain other changes and, therefore, have entered into this Agreement; and

     WHEREAS, Essex desires to affiliate with Southern Financial and Southern Financial desires to affiliate with Essex by merging Essex with and into Southern Financial (the “Merger”); and

     WHEREAS, Essex and Southern Financial desire that (i) Essex spin-off its entire indirect interest in the common stock, par value $0.10 per share, of LoanCare (the “LoanCare Common Stock”) to the shareholders of Essex immediately prior to consummation of the Merger (the “Spin Off”) and (ii) LoanCare issue to Southern Financial a number of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare following the Spin Off; and

     WHEREAS, Southern Financial and Essex believe that the acquisition of Essex and an interest in LoanCare by Southern Financial and the Spin Off of LoanCare to shareholders of Essex in the manner provided by, and subject to the terms and conditions set forth in, this Agreement and all exhibits, schedules and supplements hereto is desirable and in the best interests of their respective shareholders; and

     WHEREAS, Southern Financial and Essex intend the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder; and

     WHEREAS, the respective Boards of Directors of Southern Financial and Essex have approved this Agreement and the transactions proposed herein substantially on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of such premises and the mutual representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as set forth below.

INTRODUCTION

     This Agreement provides for the (i) Spin Off, which shall be effected immediately prior to the consummation of the Merger, (ii) the sale by Loan Care to Southern Financial of a 24.9% interest in Loan Care following consummation of the Spin Off and (iii) the Merger of Essex with and into Southern Financial, with Southern Financial as the survivor, all pursuant to this Agreement and the Distribution Agreement to be entered into by Southern Financial, Essex and LoanCare (as described in Section 3.3 hereof). In connection with the Merger, Southern Financial will acquire all of the issued and outstanding shares of common stock, $0.01 par value, of Essex (“Essex Common Stock”). In addition, pursuant hereto and the Distribution Agreement, Southern Financial will acquire a number of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare following the Spin Off.

I. THE MERGER

     Section 1.1 Merger. Essex shall be merged with and into Southern Financial (which, as the surviving corporation, is hereinafter referred to as the “Continuing Company” whenever reference is made to it at or after the Effective Time) pursuant to the provisions of Section 13.1-716 of the Virginia Stock Corporation Act (“Virginia Act”) and with the effect provided in 13.1-721 of the Virginia Act.

     Section 1.2 Articles of Incorporation, Bylaws and Facilities of the Continuing Company; Directors and Officers. At the Effective Time and until thereafter amended in accordance with applicable law, the Articles of Incorporation of the Continuing Company shall be the Articles of Incorporation of Southern Financial as in effect at the Effective Time. Until altered, amended or repealed as therein provided and in the Articles of Incorporation of the Continuing Company, the Bylaws of the Continuing Company shall be the Bylaws of Southern Financial as in effect at the Effective Time. Unless and until changed by the Board of Directors of the Continuing Company, the main office of the Continuing Company shall be the main office of Southern Financial as of the Effective Time. The established offices and facilities of Essex immediately prior to the Merger shall become established offices and facilities of the Continuing Company as of the Effective Time. Until thereafter changed in accordance with law or the Articles of Incorporation or Bylaws of the Continuing Company, all corporate acts, plans, policies, contracts, approvals and authorizations of Essex and Southern Financial and their respective shareholders, boards of directors, committees elected or appointed thereby, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Continuing Company and shall be as effective and binding thereon as the same were with respect to Essex and Southern Financial, respectively, as of the Effective Time. At the Effective Time, the directors and executive officers of Southern Financial, plus the officer to be appointed pursuant to Section 7.7(a) hereof, if applicable, shall be the directors and executive officers of the Continuing Company.

     Section 1.3 Ratification by Shareholders. This Agreement shall be submitted to the shareholders of Essex in accordance with the terms of this Agreement, the applicable provisions of law and the Articles of Incorporation and Bylaws of Essex. Essex and Southern Financial shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and the taking of any other actions in satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger and the other transactions contemplated hereby on the terms herein provided, including, without limitation, the preparation and submission of all necessary filings, requests for waivers and certificates with the Securities and Exchange Commission (“SEC”), Board of Governors of the Federal Reserve System (“Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”), the Office of Thrift Supervision (“OTS”) and the State Corporation Commission of Virginia (the “Virginia Commission”).

     Section 1.4 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

II. CONSIDERATION AND EXCHANGE PROCEDURES

     Section 2.1 Merger Consideration.

          (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each share of Essex Common Stock issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 2.3 hereof)) shall be converted into the right to receive that number of shares of common stock, par value $0.01 per share, of Southern Financial (“Southern Financial Common Stock”) equal to the Total Exchange Ratio as provided in Section 2.2, plus cash in lieu of any fractional share of Southern Financial Common Stock pursuant to paragraph (c) of this Section 2.1 (collectively, the “Merger Consideration”). Subject to the provisions of Section 2.3, all such shares of Essex Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration.

          (b) The aggregate number of shares of Southern Financial Common Stock to be exchanged for each share of Essex Common Stock shall be adjusted appropriately to reflect any change in the number of shares of Southern Financial Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Southern Financial Common Stock, received or to be received by holders of Southern Financial Common Stock, when the record date or payment occurs prior to the Effective Time.

          (c) Notwithstanding anything in this Agreement to the contrary, Southern Financial will not issue any certificates or scrip representing fractional shares of Southern Financial Common Stock otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, Southern Financial shall pay to each former holder of Essex Common Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the closing price per share of Southern Financial Common Stock on the Nasdaq

(as reported by The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Southern Financial) on the third trading day immediately prior to the day on which the Effective Time occurs by (ii) the fraction of a share of Southern Financial Common Stock which such holder would otherwise be entitled to receive pursuant to this Section 2.1.

     Section 2.2 Determination of Exchange Ratio.

          (a) Each share of Essex Common Stock outstanding prior to the Effective Time of the Merger shall be converted into and exchanged for the right to receive up to that number of shares of Southern Financial Common Stock equal to 985,795 divided by the number of outstanding shares of Essex Common Stock at the Effective Time of the Merger (the “Total Exchange Ratio”), subject to adjustment as provided in Sections 2.2(b), 2.2(e) and 10.1(g). Based on 2,546,014 shares of Essex Common Stock outstanding at the Effective Time, the Total Exchange Ratio would be 0.38719, with a portion of the shares of Southern Financial Common Stock being delivered at Closing (the “Closing Exchange Ratio”) and a portion of the shares of Southern Financial Common Stock being distributed in trust as further provided in Section 2.2(c) (the “Holdback Exchange Ratio”). The Holdback Exchange Ratio shall be determined by (i) dividing $3,000,000, subject to adjustment as provided in Section 2.2(d), by the closing price of a share of Southern Financial Common Stock on the third trading day immediately prior to the Closing Date and (ii) dividing the result in clause (i) by the number of shares of Essex Common Stock outstanding at the Effective Time. Based on a trading price of Southern Financial Common Stock of $42.50 per share and no adjustment to the Holdback Exchange Ratio, (i) the Closing Exchange Ratio would be 0.35947 and (ii) the Holdback Exchange Ratio would be 0.02772.

          (b) In the event that the average of the per share closing prices of Southern Financial Common Stock during the period of ten trading days ending on and including the third trading day immediately prior to the Closing Date (the “Average Share Price”) is less than 85.0% of $28.35 (the “Starting Price”) but equal to or more than 80.0% of the Starting Price, the Total Exchange Ratio shall be adjusted to a number (rounded to the nearest ten thousandth) determined by dividing the (i) product of (A) 85.0% of the Starting Price and (B) the Total Exchange Ratio by (ii) the Average Share Price. Upon any such adjustment, any reference in this Agreement to “Total Exchange Ratio” shall thereafter be deemed to refer to the Total Exchange Ratio as adjusted pursuant to this Section 2.2(b). In the event the Average Share Price is less than 80.0% of the Starting Price, the parties shall have the rights set forth in Section 10.1(g) hereof.

          (c) The shares of Southern Financial Common Stock, determined by application of the Holdback Exchange Ratio (collectively, the “Holdback Shares”) shall be held and distributed to former shareholders of Essex in accordance with the terms of a Holdback Escrow Agreement between Southern Financial, in its own capacity and as escrow agent (“Escrow Agent”) and Essex (the “Holdback Escrow Agreement”) and Section 2.5 hereof. Each former holder of Essex Common Stock shall be entitled to receive a distribution of Holdback Shares based on the Holdback Distribution Exchange Ratio (as defined in the Holdback Escrow Agreement). The rights under the trust, including the right to receive any Holdback Shares, will not be transferable or assignable by the Essex shareholders other than by will or by the laws of descent and distribution in the case of a natural person, or in the case of a trust or entity, to any successor trustee or successor entity, including without limitation, the distribution to the beneficial owners in accordance with the terms of the governing documents or under applicable law. The Holdback Shares are to be held in trust to protect Southern Financial from any actual or potential losses arising out of or in any manner related to losses incurred by Southern Financial in connection with any of the loans of Essex set forth in Schedule 2.2(c).

          (d) The Holdback Exchange Ratio may, at the option of Essex, be adjusted (“Adjusted Holdback Exchange Ratio”) if the aggregate amount of non-accrual loans and other real estate owned (collectively, “NPAs”) and accruing loans past due 90 days or more of Essex as of the end of the month immediately preceding the Closing Date are greater than $3,242,068. If so adjusted, the Adjusted Holdback Exchange Ratio would be determined by dividing (i) the sum of $3,000,000 plus the difference between (x) the aggregate amount of NPAs and accruing loans past due 90 days or more of Essex as of the end of the month immediately preceding the Closing Date and (y) $2,701,723, by (ii) the number of shares of Essex Common Stock outstanding on the Closing Date (other than Dissenting Shares). The Closing Exchange Ratio would be adjusted accordingly so that the Total Exchange Ratio remains unchanged.

          (e) On the execution date of this Amended and Restated Agreement, 2,546,014 shares of Essex Common Stock are outstanding. Included in this amount are 45,962 shares of restricted Essex Common Stock, 24,962 of which will vest at the Closing (as defined in Section 9.1 hereof) and 21,000 shares of which must first be approved by shareholders and if approved will fully vest at the Closing. Assuming the 45,962 restricted shares fully vest, Essex will have 2,546,014 shares outstanding at the Effective Time. In the event that Essex shareholders do not approve the issuance of the 21,000 shares of restricted Essex Common Stock, then 2,525,014 shares of Essex Common Stock will be outstanding at the Closing and the Total Exchange Ratio will increase from 0.38719 shares as provided in Section 2.2(a) hereof to 0.39041 shares and the Closing Exchange Ratio will increase from 0.35947 shares as provided in Section 2.2(a) to 0.36269 shares, in each cash subject to adjustment as provided in Sections 2.2(b) and 10.1(g).

          (f) For purposes of this Agreement, subject to adjustment of the Total Exchange Ratio as provided in Sections 2.2(b) and 10.1(g), the aggregate number of shares of Southern Financial Common Stock (including for these purposes any shares that would be distributed to Essex shareholders but for their exercise of dissenters’ rights of appraisal), and whether or not all Holdback Shares are in fact actually distributed, shall be 985,795 shares and is referred to herein as the “Aggregate Maximum Number of Shares.”

     Section 2.3 Dissenting Shares. Each share of Essex Common Stock issued and outstanding immediately prior to the Effective Time, the holder of which has not voted in favor of the Merger and who has delivered a written demand for payment of the fair value of such shares within the time and in the manner provided in Article 15 of the Virginia Act, is referred to herein as a “Dissenting Share.” Notwithstanding anything in this Agreement to the contrary, Dissenting Shares shall not be converted into or represent the right to receive the Merger Consideration pursuant to Section 2.1 of this Agreement unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under Article 15 of the Virginia Act. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon.

     Section 2.4 Exchange Procedures.

          (a) Southern Financial shall deposit or cause to be deposited in trust with Chase Mellon Shareholder Services (the “Exchange Agent”) prior to the Effective Time (i) certificates representing shares of Southern Financial Common Stock and (ii) cash in an aggregate amount sufficient to make the appropriate cash payments to (A) holders of Dissenting Shares pursuant to Section 2.3 hereof, if any, and (B) holders of a fraction of a share of Essex Common Stock pursuant to Section 2.1(c) (such certificates and cash being referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose except as provided in this Agreement. The Exchange Agent shall promptly deliver the stock certificates representing shares of Southern Financial Common Stock and the cash in lieu of fractional share interests upon surrender of certificates representing shares of Essex Common Stock.

          (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of an outstanding certificate or certificates which represent shares of Essex Common Stock (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. At and after the Effective Time and upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration provided in Section 2.1 hereof in the manner described herein, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the shares of Southern Financial Common Stock or cash payable upon surrender of the Certificates. Until surrendered in accordance with the provisions of this Section 2.4, each Certificate shall represent for all purposes the right to receive the Merger Consideration without any interest thereon.

          (c) After the Effective Time, the stock transfer ledger of Essex shall be closed and there shall be no transfers on the stock transfer books of Essex of the shares of Essex Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Essex, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.4.

          (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof, which shall be limited to investments which involve no risk of loss of principal) that remains unclaimed by the shareholders of Essex for six months after the Exchange Agent mails the letter of transmittal pursuant to Section 2.4 shall be returned to Southern Financial, and the holders of shares of Essex Common Stock not theretofore presented to the Exchange Agent shall look to Southern Financial only, and not the Exchange Agent, for the payment of any of the Merger Consideration in respect of such shares.

          (e) Former shareholders of Essex shall be entitled to vote after the Effective Time at any meeting of Southern Financial’s shareholders the number of shares of Southern

Financial Common Stock into which their shares are converted, regardless of whether such shareholders of Essex have surrendered their Certificates in exchange therefor; provided, however, that the Holdback Shares shall be voted in the manner provided in the Holdback Escrow Agreement.

          (f) No dividends or other distributions declared after the Effective Time with respect to shares of Southern Financial Common Stock and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.4. After the surrender of a Certificate in accordance with this Section 2.4, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the shares of Southern Financial Common Stock represented by such Certificate. Any dividends (including stock dividends) or other amounts attributable to Holdback Shares held in trust pursuant to Section 2.2(c) hereof, shall be paid with respect to the Holdback Shares and held in escrow during the holdback period set forth in the Holdback Escrow Agreement and shall be distributed to Essex shareholders, without interest thereon, at the same time and in the same proportion as any Holdback Shares are distributed to Essex shareholders. No dividends will be paid with respect to any Holdback Shares which are not distributed to Essex shareholders.

          (g) If certificates representing shares of Southern Financial Common Stock are to be delivered or payment of cash is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or established to the satisfaction of Southern Financial that such tax has been paid or is not applicable.

          (h) None of Southern Financial, Essex, the Exchange Agent or any other person shall be liable to any former holder of shares of Essex Common Stock for any Southern Financial Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (i) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Southern Financial or the Exchange Agent, the posting by such person of a bond in such amount as Southern Financial or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Southern Financial Common Stock and cash in lieu of a fractional share interest deliverable in respect thereof pursuant to this Agreement.

     Section 2.5 Essex Shareholder Representative.

          (a) After the date hereof, Essex shall use its reasonable best efforts to have the shareholders of Essex irrevocably appoint a representative or representatives (the “Essex

Shareholder Representative”) as the attorney in fact and agent of the Essex shareholders effective immediately prior to Closing (other than Essex shareholders who properly and fully exercise their dissenters’ rights) and any person to whom rights to the Holdback Shares have been properly assigned under Section 2.2(c) (individually, a “Holdback Beneficial Owner” and collectively, the “Holdback Beneficial Owners”) for all purposes of the Holdback Escrow Agreement, attached hereto as Exhibit A and made a part hereof, to act as agent for the Essex shareholders to facilitate distribution of the Holdback Shares and any cash with respect thereto held in escrow to the Holdback Beneficial Owners. Southern Financial shall be entitled to rely upon the Essex Shareholder Representative’s authority to act on behalf of the Holdback Beneficial Owners in his, her or its capacity as such agent. The Essex Shareholder Representative shall have authority on behalf of the Essex shareholders who or which have duly appointed the Essex Shareholder Representative in writing, but shall not represent any other shareholder of Essex. Subject to the foregoing, the Essex Shareholder Representative shall promptly and completely exercise his or her authority in a timely fashion to:

               (i) participate in, represent and bind the Holdback Beneficial Owners in all respects with respect to any arbitration or legal proceeding relating to the Holdback Escrow Agreement, including, without limitation, the defense and settlement of any matter, and the calculation thereof for every purpose thereunder, consent to jurisdiction, to enter into any settlement, and to entry of judgment, each with respect to any or all of the Holdback Beneficial Owners; provided, however, the Essex Shareholder Representative shall have no authority under this Agreement or the Holdback Escrow Agreement to bind any Holdback Beneficial Owner to pay or return any money or property other than the money and/or Holdback Shares that are then being held by the Trustee under the Holdback Escrow Agreement;

               (ii) receive, accept and give notices and other communications relating to the Holdback Escrow Agreement;

               (iii) take any action that the Essex Shareholder Representative deems necessary or desirable in order to fully effectuate the transactions contemplated by the Holdback Escrow Agreement; and

               (iv) execute and deliver any instrument or document that the Representative deems necessary or desirable in the exercise of his authority under this Section 2.5.

          (b) Those Holdback Beneficial Owners who have the right to receive a majority of the Southern Financial Common Stock that may be distributed to the Holdback Beneficial Owners and who have duly appointed the Essex Shareholder Representative (a “Majority in Interest”), may at any time and by written action delivered to Southern Financial, remove the Essex Shareholder Representative or any successor thereto, but such removal shall be effective only upon the replacement of such Essex Shareholder Representative or successor by a new Essex Shareholder Representative designated, by written notice delivered to Southern Financial, by those Holdback Beneficial Owners who hold a Majority in Interest; provided, however, that any such notice shall be only effective upon actual receipt by Southern Financial. Any such written notice shall be delivered to Southern Financial in accordance with the notice provisions set forth herein. If any Essex Shareholder Representative shall have died, become incapacitated or unable to serve, those Holdback Beneficial Owners who, as of immediately prior to the Effective Time, hold a Majority in Interest shall promptly designate by written notice delivered to Southern Financial, a replacement Essex Shareholder Representative. Any reasonable costs and expenses incurred by the Essex Shareholder Representative in connection with actions taken pursuant to or permitted by this section will be borne, directly or indirectly, by the Holdback Beneficial Owners and paid or reimbursed to the Essex Shareholder Representative pro rata. If a Holdback Beneficial Owner does not pay or reimburse such costs and expenses, the Essex Shareholder Representative may require that Holdback Shares or other property which would otherwise be distributed to such Holdback Beneficial Owners pursuant to the Holdback Escrow Agreement be distributed to the Essex Shareholder Representative at any time in connection with such reimbursement.

          (c) The foregoing authority shall be granted and conferred in consideration for the various agreements and covenants of Southern Financial and Essex contained herein. In consideration of the foregoing, and subject to the successorship provisions of this section, this authorization granted to the Essex Shareholder Representative shall not be terminated by any act of any Essex shareholder who has appointed the Shareholder Representative or by operation of law, whether by death or incompetence of any Holdback Beneficial Owner or by the occurrence of any other event. If after the execution hereof, any such Holdback Beneficial Owner who has appointed the Shareholder Representative shall die or become incompetent, the Essex Shareholder Representative nevertheless will be authorized and directed to exercise the authority granted in this section on behalf of such shareholder as if such death or incompetence had not occurred and regardless of notice thereof. The rights of each Essex Shareholder to the Holdback Shares is subject to this Section 2.5 and the other terms and conditions of this Agreement and the Holdback Escrow Agreement. The Essex Shareholder Representative shall have no liability to any Holdback Beneficial Owner for any act or omission or obligation hereunder, provided that such action or omission is taken by the Essex Shareholder Representative in good faith and without willful misconduct.

III. THE SPIN OFF AND SALE OF LOANCARE COMMON STOCK

     Section 3.1 Spin Off and Sale of LoanCare Common Stock.

          (a) Immediately prior to the Effective Time, Essex shall consummate the Spin Off in accordance with the terms of this Agreement and the Distribution Agreement (as defined in Section 3.3 hereof), with the result that the shareholders of Essex immediately prior to the Effective Time will hold all of the issued and outstanding LoanCare Common Stock at such time.

          (b) At the Effective Time, LoanCare shall issue to Southern Financial a number of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial ownership of 24.9% of the issued and outstanding LoanCare Common Stock at the Effective Time in accordance with the terms of the Distribution Agreement. Such shares shall be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Section 4(2) thereof and shall be subject to restrictions on transfer which are necessary in order to ensure compliance with the Securities Act and as otherwise agreed by the parties hereto, which shall be set forth in the Distribution Agreement.

     Section 3.2 Tax Consequences. The tax consequences of the Spin Off will be as set forth in the Distribution Agreement.

     Section 3.3 Distribution Agreement. Southern Financial, Essex and LoanCare shall use their reasonable best efforts to enter into a Distribution Agreement (“Distribution Agreement”) within thirty (30) days after the execution date of this Amended and Restated Agreement, in form and substance satisfactory to each party, which shall set forth the understanding of the parties with respect to the Spin Off and provide for, among other things, the following:

               (i) a split of the outstanding LoanCare Common Stock to an extent sufficient to result in a pro rata distribution of whole shares of LoanCare Common Stock to the shareholders of Essex in connection with the Spin Off;

               (ii) an amendment to the Articles of Incorporation of LoanCare to increase the number of authorized shares of LoanCare Common Stock to permit such stock split, to allow for the issuance of shares to Southern Financial and for general corporate purposes following the Spin Off;

               (iii) transfer restrictions on the shares of LoanCare Common Stock to be distributed in the Spin Off and to be issued to Southern Financial at the Effective Time and the information to be provided to shareholders of Essex prior to the Spin Off in order that it may be consummated pursuant to an available exemption from the registration requirements of the Securities Act;

               (iv) the state licenses, agency authorizations and investor approvals which need be obtained in order for LoanCare and Southern Financial Bank (“SF Bank”) to engage in the servicing and subservicing activities contemplated hereby;

               (v) the transfer of equipment to LoanCare from the Bank;

               (vi) the allocation of assets, liabilities and employees between the Bank and LoanCare;

               (vii) the terms of the Articles of Incorporation and Bylaws of LoanCare, including provisions dealing with the composition and terms of the Board of Directors of LoanCare and supermajority voting requirements with respect to specified matters, including a provision that Southern Financial will have the right to designate one (1) person to serve as a director of LoanCare;

               (viii) the management of LoanCare and the terms of an employment agreement to be entered into between LoanCare and Gene D. Ross in his capacity as the president and chief executive officer of LoanCare;

               (ix) the compensation of directors and officers of LoanCare;

               (x) the terms and conditions under which LoanCare shall subservice loans serviced by SF Bank;

               (xi) the terms and conditions under which Southern Financial or SF Bank shall provide interim administrative services to LoanCare following consummation of the transactions contemplated hereby; and

               (xii) the possible sale by the Bank to LoanCare of certain loan participations currently held by the Bank and the provision by SF Bank of financing to LoanCare to fund any such purchases, as contemplated by Section 6.10 hereof.

In addition, the Distribution Agreement shall provide for the sale by LoanCare of a number of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare following the Spin Off.

The execution of the Distribution Agreement shall be a condition to Closing.

     Section 3.4 Sublease Agreement. Southern Financial and LoanCare shall use their reasonable best efforts to enter into a Sublease Agreement (“Sublease Agreement”) within thirty (30) days after the execution date of this Amended and Restated Agreement, in form and substance satisfactory to each party, which shall set forth the understanding of the parties with respect to the sublease by LoanCare of the first floor of the current Essex corporate office building pursuant to the Lease Agreement dated April 6, 2001 between Interstate Office Holdings, L.L.C. (the “Lessor”) and the Bank (the “Lease Agreement”), which shall be subject to the consent of the Lessor pursuant to Section 16 thereof. The Sublease Agreement shall include, among other things, the following material items:

               (i) LoanCare will sublease from Southern Financial the first floor of the current Essex corporate office building from the Closing Date through March 1, 2007;

               (ii) subject to the consent of LoanCare, which shall not be unreasonably withheld, LoanCare will allow Southern Financial to make certain minor configuration changes to the Essex corporate building; and

               (iii) LoanCare will pay one-half of the monthly rent, subject to annual increases, plus its pro rata share of expenses as set forth in the Lease Agreement.

The execution of the Sublease Agreement shall be a condition to Closing.

     Section 3.5 Correspondent Banking and Escrow Agreement. Southern Financial and LoanCare shall use their reasonable best efforts to enter into a Correspondent Banking and Escrow Agreement (“Correspondent Banking Agreement”) within thirty (30) days after the execution date of this Amended and Restated Agreement, in form and substance satisfactory to each party, which shall set forth the understanding of the parties with respect to the correspondent banking and escrow relationships and certain transactions between Southern Financial and LoanCare after the Closing. The Correspondent Banking Agreement shall include, among other things, the following material terms:

               (i) LoanCare will maintain all of its escrow balances which are held on behalf of existing customers, whether pursuant to an existing contract, renewal or new contract, at SF Bank from the Closing Date through the sale of all or substantially all of the assets of LoanCare;

               (ii) LoanCare shall require in all of its servicing and subservicing agreements entered into on or after the Closing Date that all escrow funds be held at SF Bank, and shall use its reasonable best efforts in contract negotiations to retain such provision in the contract;

               (iii) the earnings credit on such escrow balances will be equal to the Fed Funds rate, subject to a minimum rate to be paid of 1.25%;

               (iv) SF Bank will provide liquidity for the escrow funds sufficient to ensure that such funds are available to meet daily cash disbursement requirements and to satisfy all applicable legal, regulatory and reasonable contractual requirements;

               (v) SF Bank shall provide a working capital line of credit for LoanCare pursuant to SF Bank’s normal lending and underwriting policies and criteria for the requested amount;

               (vi) provisions which are intended to ensure continuation of LoanCare’s current ability to courier daily cash deposits to the Federal Reserve Bank in Richmond, Virginia; and

               (vii) SF Bank will use its best efforts to provide the capacity for the wire transfer volume required by LoanCare based on LoanCare’s historical wire transfer volumes.

The execution of the Correspondent Banking Agreement shall be a condition to Closing.

     Section 3.6 Other LoanCare Agreements. Southern Financial, Essex and LoanCare shall use their reasonable best efforts to enter into such other agreements, within thirty (30) days after the execution date of this Amended and Restated Agreement, as may be deemed by them to be necessary or advisable in connection with the Spin Off and sale of LoanCare Common Stock to Southern Financial contemplated hereby, including without limitation a shareholder agreement providing for restrictions on transfer of the LoanCare Common Stock and other provisions dealing with the rights of the parties in the event of a proposed purchase or sale of LoanCare Common Stock.

IV. REPRESENTATIONS AND WARRANTIES OF ESSEX

     Essex represents and warrants to Southern Financial as set forth below. Essex agrees that, at the Closing, it shall provide Southern Financial with supplemental disclosure schedules (“Disclosure Schedules”) reflecting any changes in the information contained in the Disclosure Schedules which have occurred in the period from the date of delivery of such Disclosure Schedules to the date of Closing.

     Section 4.1 Organization and Authority.

          (a) Essex is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and a unitary savings and loan holding company under the Home Owners’ Loan Act (“HOLA”), subject to all laws, rules and regulations applicable to savings and loan holding companies. The Bank is a federal savings bank duly organized, validly existing and in good standing under the laws of the United States of America. LoanCare is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The Bank and LoanCare are sometimes referred to hereinafter as the “Subsidiaries.”

          (b) Essex, the Bank and LoanCare each have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate their properties, to engage in the business and activities now conducted by it and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Essex.

     For purposes of this Agreement, “Material Adverse Effect” with respect to any party means any effect that is material and adverse to (i) the financial position, business or results of operations or financial performance of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to savings associations or banks generally, (iii) changes in general economic conditions affecting savings associations and banks generally, (iv) any modifications or changes to valuation policies and practices in connection with the transactions contemplated hereby or restructuring charges taken in connection with the transactions contemplated hereby, in each case in accordance with GAAP, (v) reasonable expenses incurred in connection with the transactions contemplated hereby and (vi) the effects of any action or omission taken pursuant to this Agreement or with the prior consent of Southern Financial. Without limiting the foregoing, a Material Adverse Effect on Essex shall include Essex having received a rating of less than “3” on the Asset Quality portion of its next scheduled regulatory examination to be conducted by the OTS.

          (c) The Bank is duly authorized to engage in the activities of a federally-chartered savings association set forth in the HOLA and the regulations of the OTS thereunder. The Bank does not conduct any trust activities.

          (d) True and complete copies of the Articles of Incorporation and Bylaws of Essex, the Charter and Bylaws of the Bank, and the Articles of Incorporation and Bylaws of LoanCare, each as amended to date (collectively, the “Essex Constituent Documents”), have been delivered or made available to Southern Financial.

          (e) None of Essex, the Bank or LoanCare (i) has any subsidiaries or Affiliates, (ii) is a general partner or material owner in any joint venture, general partnership, limited partnership, trust or other non-corporate entity, and (iii) knows of any arrangement pursuant to which the stock of any corporation is or has been held in trust (whether express, constructive, resulting or otherwise) for the benefit of all shareholders of Essex. “Affiliate” means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or governmental authority that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified.

          (f) The deposit accounts of the Bank are insured by the FDIC through the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments due and owning as of the date hereof required in connection therewith have been paid by Essex.

     Section 4.2 Capitalization.

          (a) The authorized capital stock of Essex consists of 5,000,000 shares of Essex Common Stock, 2,500,052 shares of which are issued and outstanding as of the date of this Agreement (not including the restricted shares referred to in Section 4.2(b)). The authorized capital stock of the Bank consists of 500,000 shares of common stock, par value $6.00 per share (the “Bank Common Stock”), 1,000 shares of which are issued and outstanding as of the date of this Agreement, and 7,000,000 shares of preferred stock, no par value per shares none of which are issued and outstanding as of the date of this Agreement. The authorized capital stock of LoanCare consists of 15,000 shares of LoanCare Common Stock, 30 shares of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Essex Common Stock, Bank Common Stock and LoanCare Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws.

          (b) As of the execution date of this Amended and Restated Agreement, Essex has outstanding 45,962 shares of restricted Essex Common Stock, 24,962 of which will vest at the Closing and 21,000 of which will fully vest only in the event that (i) shareholders of Essex approve the issuance of shares at the meeting contemplated by Section 6.1 hereof for purposes of, and by the vote specified in, Section 280G of the Code and (ii) the Merger is consummated in accordance with the terms of this Agreement. A list of all other existing options, warrants, calls, convertible securities or commitments of any kind obligating Essex to issue any authorized and unissued Essex Common Stock is contained in Schedule 4.2(b). Essex does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock. There are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements to which Essex or any of its Subsidiaries is a party affecting the Essex Common Stock, Bank Common Stock or the LoanCare Common Stock.

     Section 4.3 Approvals; Authority.

          (a) Essex has full corporate power and authority to execute and deliver this Agreement (and any related documents), and Essex and LoanCare have full legal capacity, power and authority to perform their respective obligations hereunder and thereunder and to consummate the contemplated transactions.

          (b) The Board of Directors of Essex has approved this Agreement and the transactions contemplated herein subject to the approval thereof by the shareholders of Essex as required by law, and, other than shareholder approval, no further corporate proceedings of Essex are needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been duly executed and delivered by Essex and is a duly authorized, valid, legally binding agreement of Essex enforceable against Essex in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

     Section 4.4 Financial Statements.

          (a) Essex has furnished or made available to Southern Financial true and complete copies of (i) its audited financial statements as of December 31, 2002, 2001 and 2000, and for the years then ended, together with the notes thereto and (ii) Essex’s unaudited financial statements as of and for the three months ended March 31, 2003 (the “Essex Financial Statements”). Essex has also delivered to Southern Financial true and complete copies of the Thrift Financial Reports filed by the Bank as of and for the years ended December 31, 2002, 2001 and 2000 and the three months ended March 31, 2003.

          (b) Each of the Essex Financial Statements fairly present the financial position of Essex and the results of its operations at the dates and for the periods indicated in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis, and each of the Thrift Financial Reports fairly present the financial position of Essex and the results of its operations at the dates and for the periods indicated and are in compliance with regulatory accounting principles.

          (c) As of the dates of the Essex Financial Statements referred to above, Essex did not have any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Essex Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to Southern Financial in connection therewith.

     Section 4.5 Investments. Essex has furnished to Southern Financial a complete list, as of March 31, 2003, of all securities, including municipal bonds, owned by Essex (the “Securities Portfolio”). Except as set forth in Schedule 4.5, all such securities are owned by Essex (i) of record, except those held in bearer form, and (ii) beneficially, free and clear of all mortgages, liens, pledges and encumbrances. Schedule 4.5 also discloses any entities in which, to the knowledge of Essex, the ownership interest of Essex equals 5% or more of the issued and outstanding voting securities of the issuer thereof. Essex is not a party to, and to the knowledge of Essex, there are no voting trusts or other agreements or understandings with respect to the voting of any of the securities in the Securities Portfolio.

     Section 4.6 Loan Portfolio and Reserve for Loan Losses. (i) All evidences of indebtedness in an original principal amount in excess of $50,000 reflected as assets in the Essex Financial Statements as of March 31, 2003 and December 31, 2002, were, to the knowledge of Essex, as of such dates in all material respects the binding obligations of the respective obligors named therein in accordance with their respective terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles, (ii) the allowance for loan losses shown on the Essex Financial Statements at March 31, 2003 and at December 31, 2002, was, and the allowance for loan losses to be shown on the Essex Financial Statements as of any date subsequent to the execution of this Agreement will be, as of such dates, in the reasonable judgment of management of Essex, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Essex and other extensions of credit (including letters of credit or commitments to make loans or extend credit), and (iii) the allowance for loan losses described in clause (ii) above has been established in accordance with GAAP as applied to banking institutions and all applicable rules and regulations; provided, however, that no representation or warranty is made as to the sufficiency of collateral securing or the collectibility of such loans.

     Section 4.7 Certain Loans and Related Matters.

          (a) Except as set forth in Schedule 4.7(a), as of March 31, 2003, neither Essex nor any of its Subsidiaries was a party to any written or oral: (i) loan agreement, note or borrowing arrangement, other than credit card loans and other loans the unpaid balance of which does not exceed $15,000 per loan, under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other material provisions as of the date hereof; (ii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Essex or any Subsidiary, or any 10% or greater shareholder of Essex, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iii) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Essex or any Subsidiary including, but not limited to, those promulgated, interpreted or enforced by any regulatory agency with supervisory jurisdiction over Essex or any Subsidiary of Essex and which violation could have a Material Adverse Effect on Essex.

          (b) Schedule 4.7(b) contains a list of classified assets of the Bank as of March 31, 2003. Except as set forth in Schedule 4.7(b), to the knowledge of Essex or the Bank, there is no loan agreement, note or borrowing arrangement which should be included on such list of classified assets in accordance with OTS regulations which is not so included.

     Section 4.8 Real Property Owned or Leased.

          (a) Other than real property acquired through foreclosure or deed in lieu of foreclosure, Schedule 4.8(a) contains a true, correct and complete list of all real property owned or leased by Essex, the Bank and LoanCare (the “Essex Real Property”). True and complete copies of all deeds, leases and title insurance policies for, or other documentation evidencing ownership of, the properties referred to in Schedule 4.8(a) and all mortgages, deeds of trust and security agreements to which such property is subject have been furnished or made available to Southern Financial prior to the date hereof or within ten (10) days thereafter.

          (b) No lease with respect to any Essex Real Property and no deed with respect to any Essex Real Property contains any restrictive covenant that materially restricts the use, transferability or value of such Essex Real Property. Each of such leases is a legal, valid and binding obligation enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and is in full force and effect; there are no existing material defaults by Essex or, to the knowledge of Essex, the other party thereunder, and, to the knowledge of Essex, there are no allegations or assertions of such by any party under such agreement or any events that with notice lapse of time or the happening or occurrence of any other event would constitute a material default thereunder.

          (c) To the knowledge of Essex, none of the buildings and structures located on any Essex Real Property, nor any appurtenances thereto or equipment therein, nor the operation or maintenance thereof, violates in any material manner any restrictive covenants or encroaches on any property owned by others, nor does any building or structure of third parties encroach upon any Essex Real Property, except for those violations and encroachments which in the aggregate could not reasonably be expected to cause a Material Adverse Effect on Essex. No condemnation proceeding is pending or, to Essex’s knowledge, threatened, which would preclude or materially impair the use of any Essex Real Property in the manner in which it is currently being used.

          (d) Essex and its Subsidiaries have good and indefeasible title to, or a valid and enforceable leasehold interest in, or a contract vendee’s interest in, all Essex Real Property, and such interest is free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) those liens related to real property taxes, local improvement district assessments, easements, covenants, restrictions and other matters of record which do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant real property.

          (e) Except as set forth in Schedule 4.8(e), all buildings and other facilities used in the business of Essex are in adequate condition (ordinary wear and tear excepted) and are free from defects which could materially interfere with the current or future use of such facilities consistent with past practices.

     Section 4.9 Personal Property. Except as set forth in Schedule 4.9, Essex and its Subsidiaries have good title to, or a valid leasehold interest in, all personal property, whether tangible or intangible, used in the conduct of its business (the “Essex Personalty”), free and clear of all liens, charges or other encumbrances, except (i) statutory liens for amounts not yet delinquent or which are being contested in good faith through proper proceedings and (ii) such other liens, charges, encumbrances and imperfections of title as do not individually or in the aggregate materially adversely affect the use and enjoyment of the relevant Essex Personalty. Subject to ordinary wear and tear, the Essex Personalty is in good operating condition and repair and is adequate for the uses to which it is being put.

     Section 4.10 Environmental Laws. To the knowledge of Essex, Essex and its Subsidiaries and any properties or businesses owned or operated by any of them, whether or not held in a fiduciary or representative capacity, are in material compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined below) and permits thereunder. Except as set forth in Schedule 4.10, (i) neither Essex nor any of its Subsidiaries has received notice of any violation of any Environmental Laws or generated, stored, or disposed of any materials designated as Hazardous Materials (as defined below) under the Environmental Laws, and they are not subject to any material claim or material lien under any Environmental Laws; (ii) during the term of ownership by Essex or any of its Subsidiaries no real estate currently owned, operated, or leased (including any property acquired by foreclosure or deeded in lieu thereof) by Essex or its Subsidiaries, or owned, operated or leased by Essex or its Subsidiaries within the ten years preceding the date of this Agreement, has been designated by applicable governmental authorities as requiring any environmental cleanup or response action to comply with Environmental Laws, or has been the site of release of any Hazardous Materials; (iii) to the knowledge of Essex or any of its Subsidiaries, no asbestos was used in the construction of any portion of Essex’s or any Subsidiary’s facilities; and (iv) to the knowledge of Essex or any Subsidiary, no real property currently owned by it or any Subsidiary is, or has been, an industrial site or landfill. Southern Financial and its consultants, agents and representatives shall have the right to inspect Essex’s assets for the purpose of conducting asbestos and other environmental surveys, provided that such inspection shall be at the expense of Southern Financial and at such time as may be mutually agreed upon between Essex and Southern Financial.

     “Environmental Laws,” as used in this Agreement, means any applicable federal, state or local statute, law, rule, regulation, ordinance, code, policy or rule of common law now in effect and in each case as amended to date and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, or judgment, relating to the environment, human health or safety, or Hazardous Materials, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; The Hazardous Materials Transportation Authorization Act, as amended, 49 U.S.C. § 5101, et seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1201, et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Clean Air Act, 42 U.S.C. § 7401, et seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.

     “Hazardous Materials,” as used in this Agreement, includes, but is not limited to, (a) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (b) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (c) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead.

     Section 4.11 Litigation and Other Proceedings. Except as set forth in Schedule 4.11, there are no legal, quasi-judicial, regulatory or administrative proceedings of any kind or nature now pending or, to the knowledge of Essex or any Subsidiary, threatened before any court or administrative body in any manner against Essex or any of its Subsidiaries, or any of their properties or capital stock, which reasonably could be expected to have a Material Adverse

Effect on Essex. To Essex’s knowledge, there is no reasonable basis on which any litigation or proceeding could be brought which is reasonably likely to result in a Material Adverse Effect on Essex. Neither Essex nor any of its Subsidiaries is in material default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

     Section 4.12 Taxes and Tax Returns.

          (a) For purposes of this Agreement, the following terms shall have the defined meanings as set forth below:

     “Affiliated Group” means any affiliated group within the meaning of Code § 1504(a).

     “Deferred Intercompany Transaction” has the meaning set forth in Treasury Regulation (“Reg.”) § 1.1502-13.

     “Excess Loss Account” has the meaning set forth in Reg. § 1.1502-19.

     “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

     “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency, or political subdivision thereof).

     “Security Interest” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic’s, materialmen’s, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that Essex or any Subsidiary is contesting in good faith through appropriate proceedings, if any, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money.

     “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          (b) Essex and its Subsidiaries have filed all Tax Returns that each was required to file, including without limitation any Tax Returns of any affiliated, consolidated, combined or unitary group of which either Essex or any Subsidiary is or was a member, or has duly filed extensions for the filing of any such Tax Return. At the time of filing, all such Tax

Returns were correct and complete in all material respects. All Taxes owed by Essex or any Subsidiary and any affiliated, consolidated, combined or unitary group of which either Essex or any Subsidiary is or was a member (whether or not shown on any Tax Return) have been paid with respect to periods or any portion of a period ending on or before the Closing Date. Except as set forth in Schedule 4.12(b), neither Essex nor any Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. To the knowledge of Essex or any Subsidiary, no claim has ever been raised in writing by an authority in a jurisdiction where Essex or any Subsidiary does not file Tax Returns that Essex or any Subsidiary is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of Essex or any Subsidiary that arose in connection with any failure (or alleged failure) of the Essex or any Subsidiary to pay any material Tax.

          (c) Essex and its Subsidiaries have collected or withheld and duly paid to the appropriate governmental authority all material Taxes required to have been collected or withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

          (d) Neither Essex nor any Subsidiary expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no action, suit, proceeding, audit, assessment, dispute or claim concerning any Tax Liability of Essex or any Subsidiary either (i) claimed or raised by any authority in writing delivered to Essex or (ii) as to which Essex or any Subsidiary has knowledge based upon personal contact with any agent of such authority. Schedule 4.12(d) lists all federal, state, local, and foreign income Tax Returns filed with respect to Essex or any Subsidiary for taxable periods ended on or after December 31, 1998, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Essex has delivered or made available to Southern Financial correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Essex with respect to all periods beginning after December 31, 1998.

          (e) Since December 31, 1997, Essex has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

          (f) Essex has not filed a consent under Code § 341(f) concerning collapsible corporations. Essex has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii). Essex has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code § 6662. Except as set forth in Schedule 4.12(f), neither Essex nor any of its Subsidiaries is (i) a party to any Tax allocation or sharing agreement, (ii) has been a member of an Affiliated Group filing a consolidated federal income Tax Return or (iii) has any Liability for the Taxes of any Person under Reg. § 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (g) Schedule 4.12(g) sets forth the following information with respect to Essex and its Subsidiaries as of December 31, 2002: (i) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to Essex; and (ii) the amount of any deferred gain or loss allocable to Essex and its Subsidiaries arising out of any Deferred Intercompany Transaction.

          (h) The unpaid Taxes of Essex and its Subsidiaries (i) did not, as of December 31, 2002, exceed the current liability accruals for Tax Liability (excluding any reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Essex Financial Statements and (ii) do not exceed such current liability accruals for Taxes (excluding reserves for any deferred Taxes) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Essex in filing its Tax Returns.

          (i) Except as set forth in Schedule 4.12(i), neither Essex nor any of its Subsidiaries is required to make any material adjustment under Code § 481(a) by reason of a change in accounting method or otherwise.

     Section 4.13 Contracts and Commitments.

          (a) Except as set forth in Schedule 4.13, neither Essex nor any of its Subsidiaries is a party to or bound by any of the following (whether written or oral, express or implied):

               (i) employment contract or severance arrangement (including without limitation any collective bargaining contract or union agreement or agreement with an independent consultant) which is not terminable by Essex on less than sixty (60) days’ notice without payment of any amount on account of such termination;

               (ii) bonus, stock option, deferred compensation or other employee benefit arrangement, or any profit-sharing, pension or retirement plan;

               (iii) material lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee;

               (iv) contract or commitment for capital expenditures;

               (v) material contract or commitment made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than one hundred twenty (120) days’ from the date of this Agreement;

               (vi) contract or option to purchase or sell any real or personal property other than in the ordinary course of business;

               (vii) contract, agreement or letter with respect to the management or operations of Essex or any of its Subsidiaries imposed by any bank regulatory authority having supervisory jurisdiction over Essex or any of its Subsidiaries;

               (viii) agreement, contract or indenture related to the borrowing by Essex of money other than those entered into in the ordinary course of business;

               (ix) guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the ordinary course of business;

               (x) agreement with or extension of credit to any executive officer or director of Essex or any of its Subsidiaries or holder of more than ten percent (10%) of the issued and outstanding Essex Common Stock, or any affiliate of such person, which is not on substantially the same terms (including, without limitation, in the case of lending transactions, interest rates and collateral) as, and following credit underwriting practices that are not less stringent than, those prevailing at the time for comparable transactions with unrelated parties or which involve more than the normal risk of collectibility or other unfavorable features; or

               (xi) contracts, other than the foregoing, with annual payments aggregating $50,000 or more not made in the ordinary course of business and not otherwise disclosed in this Agreement, in any schedule attached hereto or in any document delivered or referred to or described in writing by Essex to Southern Financial.

          (b) Essex and its Subsidiaries have in all material respects performed all material obligations required to be performed by it to date and is not in default under, and no event has occurred which, with the lapse of time or action by a third party could result in default under, any material indenture, mortgage, contract, lease or other agreement to which Essex or any of its Subsidiaries is a party or by which Essex or any of its Subsidiaries bound or under any provision of the Essex Constituent Documents.

     Section 4.14 Insurance.

          (a) A true, correct and complete list of all insurance policies owned or held by or on behalf of either Essex or any of its Subsidiaries (other than credit-life policies), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $50,000 is set forth in Schedule 4.14(a).

          (b) All policies of general liability, theft, life, fire, workers’ compensation, health, directors and officers, and other forms of insurance owned or held by Essex or any of its Subsidiaries (i) are in full force and effect and all premiums that are due and payable with respect thereto are currently paid; (ii) to Essex’s knowledge, are sufficient in all material respects for compliance with all requirements of applicable laws and of all agreements to which Essex or any of its Subsidiaries is a party; (iii) are adequate for the business conducted by Essex and its Subsidiaries in respect of amounts, types and risks insured; (iv) are, to Essex’s knowledge, valid, outstanding and enforceable policies (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies); and (v) to Essex’s knowledge, will remain in full force and effect through the Effective Time, subject to normal renewal policies and procedures, including, without limitation, the payment of premiums. No insurer under any such policy or bond has canceled or indicated to Essex an intention to cancel or not to renew any such policy or bond effective at any time prior to the Effective Time or generally disclaimed liability thereunder. Neither Essex nor any of its Subsidiaries is in default under any such policy or bond, and all material claims thereunder have been filed in a timely fashion. Neither Essex nor any of its

Subsidiaries has been denied or had revoked or rescinded any policy of insurance during the last three fiscal years.

     Section 4.15 No Conflict With Other Instruments. The execution, delivery and performance of this Agreement by Essex and the consummation or performance by Essex and LoanCare of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Essex Constituent Documents or (ii) assuming all required shareholder and regulatory approvals and consents and the consents of the third parties set forth in Schedule 4.15 are duly obtained, will not (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Essex or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Essex or any Subsidiary to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Essex or any Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Essex or any Subsidiary is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on Essex.

     Section 4.16 Laws and Regulatory Filings. Essex and its Subsidiaries are in material compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Except for approvals and consents by regulatory authorities having jurisdiction over Essex and its Subsidiaries and the consents of the third parties set forth in Schedule 4.15, no prior consent, approval or authorization of, or declaration, filing or registrations with, any person or regulatory authority is required of Essex and its Subsidiaries in connection with the execution, delivery and performance by Essex of this Agreement and the transactions contemplated hereby or the resulting change of control of Essex except for certain instruments necessary to consummate the Merger contemplated hereby. Essex and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made thereto (“Governmental Filings”), that are required to be filed with the OTS or any other regulatory authority having jurisdiction over Essex and its Subsidiaries, and such reports, registrations and statements are, to the knowledge of Essex and its Subsidiaries, true and correct in all material respects.

     Section 4.17 Absence of Certain Changes.

          (a) Except as set forth in Schedule 4.17(a), since March 31, 2003, (i) Essex and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Essex.

     Section 4.18 Employment Relations. The relations of Essex with its employees are satisfactory, and Essex has not received any notice of any controversies with, or organizational efforts or other pending actions by, representatives of its employees. Essex has materially complied with all laws relating to the employment of labor with respect to its employees, including any provisions thereof relating to wages, hours, collective bargaining and the payment of workman’s compensation insurance and social security and similar taxes, and no person has asserted to Essex that Essex is liable for any arrearages of wages, workman’s compensation insurance premiums or any taxes or penalties for failure to comply with any of the foregoing.

     Section 4.19 Employee Benefit Plans.

          (a) Schedule 4.19(a) lists all employee benefit plans or agreements providing benefits to any employees or former employees of Essex that are sponsored or maintained by Essex to which Essex currently contributes or is obligated to contribute on behalf of employees or former employees of Essex, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA or any collective bargaining, bonus, incentive, deferred compensation, stock purchase, stock option, severance, change of control or fringe benefit plan.

          (b) No employee benefit plans of Essex or its ERISA Affiliates (as defined below) (the “Essex Plans”) are “multiemployer plans” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plans”). None of Essex or any of its respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan, and none of Essex, or any of its respective ERISA Affiliates has incurred any withdrawal liability under Part I of Subtitle E of Title IV of ERISA that has not been satisfied in full.

          (c) There does not now exist, nor, to the knowledge Essex, do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of Essex now or following the Closing. “Controlled Group Liability” means (i) any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (E) under corresponding or similar provisions of foreign laws or regulations; (ii) with respect to any Essex Plan any other material liability under Title I of ERISA or Chapter 43 or 68 of the Code, and (iii) material unfunded liabilities under any non-qualified deferred compensation plan for the benefit of any employee or former employee of Essex.

          (d) Except as set forth in Schedule 4.19(d), there is no contract, agreement, plan or arrangement covering any employee or former employee of Essex or any of its Affiliates that, individually or in the aggregate, could give rise to the payment by Essex of any amount that would not be deductible pursuant to the terms of Section 162(m) or Section 280G of the Code. Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, neither Essex nor any of its Subsidiaries has any liability to provide post-retirement health or life benefits to any employee or former employee of Essex or any Subsidiary.

          (e) “ERISA Affiliates” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

     Section 4.20 Brokers and Finders. Other than the financial advisory services performed for Essex by RP Financial, Inc., neither Essex nor its Subsidiaries nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement and the transactions contemplated herein.

     Section 4.21 Derivative Contracts. Except as set forth in Schedule 4.21, neither Essex nor any of its Subsidiaries is a party to nor has any of them agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in the Essex Financial Statements which is a financial derivative contract (including various combinations thereof).

     Section 4.22 Deposits. To the knowledge of Essex, none of the deposits of Essex is a “brokered” deposit (as such term is defined in 12 C.F.R 337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

     Section 4.23 Accounting Controls. Essex has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Essex; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as Essex or other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Essex is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Essex; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

     Section 4.24 Community Reinvestment Act. The Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. § 2901 et seq.) and all regulations promulgated thereunder, and Essex has supplied or made available to Southern Financial copies of the Bank’s current CRA Statement, all support papers therefor, all letters and written comments received by the Bank since January 1, 2000 pertaining thereto and any responses by the Bank to such comments. The Bank has a rating of “satisfactory” as of its most recent CRA compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better pursuant to its next CRA compliance examination or why the FDIC or any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

     Section 4.25 Intellectual Property Rights. Schedule 4.25 contains a correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by Essex or any Subsidiary or used under license by it which is material to the conduct of its business (the “Intellectual Property”). Essex or its Subsidiaries owns or has the right to use and continue to use the Intellectual Property in the operation of its business. Except as set forth in Schedule 4.25, neither Essex nor any Subsidiary is infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has Essex or any Subsidiary used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

     Neither Essex nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will in any way impair the right of Essex or any Subsidiary or the Continuing Company to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

     Section 4.26 Shareholders’ List. Essex has provided or made available to Southern Financial as of a date within ten (10) days of the date of this Agreement a list of the holders of shares of Essex Common Stock containing for Essex’s shareholders the names, addresses and number of shares held of record, which shareholders’ list is in all respects accurate as of such date and will be updated prior to Closing.

     Section 4.27 Bank Secrecy Act. Essex has had no incidents or suspected incidents of fraud or defalcation during the last two years. Essex is fully aware of its responsibilities with respect to the Bank Secrecy Act requirement as to the filing of Currency Transaction Reports (“CTRs”) and Suspicious Activity Reports (“SARs”). In addition, Essex is fully aware of its responsibilities with respect to the USA Patriot Act, Gramm Leach Bliley Act Privacy Provisions, Office of Foreign Assets Control Regulation (OFAC), Bank Protection Act, all applicable Financial Crimes Enforcement Network (FinCEN) requirements and all other related laws. Essex further represents that it has complied in all material respects with these laws, has in all material respects properly monitored transaction activity (including but not limited to wire transfers), and has filed, to the best of its knowledge, all necessary CTRs and SARs. Essex also represents, to the best of its knowledge, that there are no Bank customers, other than those set forth in Schedule 4.27, that should be particularly monitored for unusual activity.

     Section 4.28 Fairness Opinion. Essex has received a written opinion from RP Financial, LC dated as of the date of this Agreement, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Essex pursuant to this Agreement is fair to such shareholders from a financial point of view.

V. REPRESENTATIONS AND WARRANTIES OF SOUTHERN FINANCIAL

     Southern Financial represents and warrants to Essex as follows:

     Section 5.1 Organization. Southern Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”), subject to all laws, rules and regulations applicable to bank holding companies. SF Bank is a Virginia banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Southern Financial owns 100% of the issued and outstanding capital stock of SF Bank. SF Bank is an insured bank as defined in the Federal Deposit Insurance Act. Southern Financial and SF Bank have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own their properties, to engage in the business and activities now conducted by them and to enter into this Agreement, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Southern Financial.

     Section 5.2 Capitalization. The authorized capital stock of Southern Financial consists of 20,000,000 shares of Southern Financial Common Stock, 5,513,264 shares of which are issued and outstanding as of the date of this Agreement and 1,000,000 shares of preferred stock, $0.01 par value, 1,492 shares of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Southern Financial Common Stock are validly issued, fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person or in violation of any applicable federal or state laws. To Southern Financial’s knowledge, there are no voting trusts, voting agreements or other similar arrangements affecting the Southern Financial Common Stock. The shares of Southern Financial Common Stock to be issued to Essex shareholders pursuant to the provisions of this Agreement have been duly authorized and at the Effective Time, will be validly issued, fully paid and nonassessable and will not be issued in violation of the preemptive rights of any person.

     Section 5.3 Approvals; Authority.

          (a) Southern Financial has full corporate power and authority to execute and deliver this Agreement (and any related agreements), and Southern Financial has full legal capacity, power and authority to perform its respective obligations hereunder and thereunder and to consummate the contemplated transactions.

          (b) The Board of Directors of Southern Financial has approved this Agreement and the transactions contemplated herein and no further corporate proceedings of Southern Financial are needed to execute and deliver this Agreement and consummate the Merger. This Agreement has been duly executed and delivered by Southern Financial and is a duly authorized, valid, legally binding agreement of Southern Financial enforceable against Southern Financial in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and general equitable principles.

     Section 5.4 No Conflict With Other Instruments. The execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby will not (i) violate any provision of the respective Articles of Incorporation or Bylaws of Southern Financial or SF Bank or (ii) assuming all required shareholder and regulatory consents and approvals are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Southern Financial or SF Bank or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or constitute a default (or an event which, with or without notice or lapse of time, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, cause Southern Financial or SF Bank to become subject to or liable for the payment of any tax, or result in the creation of any lien, charge or encumbrance upon any of the properties or assets of Southern Financial or SF Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease agreement, instrument or obligation to which Southern Financial or SF Bank is a party, or by which any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults which either individually or in the aggregate will not have a Material Adverse Effect on Southern Financial.

     Section 5.5 Financial Statements and Reports.

          (a) Southern Financial has furnished or made available to Essex true and complete copies of its (i) Annual Report on Form 10-K for the year ended December 31, 2002 (“Annual Report”) as filed with the SEC, which contains Southern Financial’s audited balance sheets as of December 31, 2002 and 2001, and the related statements of income and statements of changes in shareholders’ equity and cash flow for the years ended December 31, 2002, 2001 and 2000 and (ii) its Quarterly Report on Form 10-Q for the three months ended March 31, 2003, which contains unaudited balance sheets and related statements of income and statements of changes in shareholders’ equity and cash flows as of an for the three months ended March 31, 2002 and 2003. The Annual Report and unaudited financial statements referred to in this Section 5.5 are collectively referred to in this Agreement as the “Southern Financial Statements.”

          (b) The Southern Financial Statements fairly present the financial position of Southern Financial and the results of their respective operations at the dates and for the periods indicated in conformity with GAAP applied on a consistent basis.

          (c) As of the dates of the Southern Financial Statements referred to above, Southern Financial did not have any liabilities, fixed or contingent, which are material and are not fully shown or provided for in such Southern Financial Statements or otherwise disclosed in this Agreement, or in any of the documents delivered to Essex.

          (d) Since March 31, 2003, no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Southern Financial.

     Section 5.6 Securities and Exchange Commission Reporting Obligations. Southern Financial has filed all material reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC. As of their respective dates, each of such reports and statements, as amended, were true and correct and complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the SEC and none of the information contained in such reports and statements is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     Section 5.7 Litigation and Other Proceedings. There are no legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Southern Financial, threatened before any court or administrative body in any manner against Southern Financial, or any of its properties or capital stock, which reasonably could be expected to have a Material Adverse Effect on Southern Financial. To Southern Financial’s knowledge, there is no reasonable basis on which any litigation or proceeding could be brought which is reasonably likely to result in a Material Adverse Effect on Southern Financial. Southern Financial is not in material default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

     Section 5.8 Laws and Regulatory Filings. Southern Financial and Southern Financial Bank are in material compliance with all applicable federal, state and local laws, rules, regulations and orders applicable to them. Southern Financial and SF Bank have filed all reports, registrations and statements, together with any amendments required to be made thereto, that are required to be filed with the Federal Reserve, the FDIC, the Virginia Commission or any other regulatory authority having jurisdiction over Southern Financial and SF Bank, and such reports, registrations and statements are, to the knowledge of Southern Financial and SF Bank, true and correct in all material respects.

     Section 5.9 Southern Financial Employee Benefit Plans. The employee pension benefits plans and welfare benefit plans (referred to collectively herein as the “Southern Plans”) in effect at Southern Financial and SF Bank have all been operated in all material respects in compliance with ERISA, since ERISA became applicable with respect thereto and all other applicable laws and regulations. None of the Southern Plans nor any of their respective related trusts have been terminated (except the termination of any Southern Plan which is in compliance with the requirements of ERISA and which will not result in any additional liability to Southern Financial), and there has been no “reportable event,” as that term is defined in Section 4043 of ERISA, required to be reported since the effective date of ERISA which has not been reported, and none of such Southern Plans nor their respective related trusts have incurred any “accumulated funding deficiency,” as such term is defined in Section 302 of ERISA (whether or not waived), since the effective date of ERISA. The Southern Plans are the only employee pension benefit plans covering employees of Southern Financial and SF Bank. Southern Financial and SF Bank will not have any material liabilities with respect to employee pension benefits, whether vested or unvested as of the Closing Date, for any of their employees other than under the Southern Plans, and as of the date hereof the actuarial present value of Southern Plan assets of each Southern Plan is not less (and as of the Effective Time such present value will not be less) than the present value of all benefits payable or to be payable thereunder.

     Section 5.10 Insurance. Southern Financial currently maintains insurance in amounts reasonably necessary for its operations. In the judgment of the Board of Directors of Southern Financial, such insurance policies in respect of amounts, types and risks insured are adequate to insure against risks to which Southern Financial and its assets are normally exposed in the operation of its business, subject to customary deductibles and policy limits. Southern Financial has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Southern Financial.

     Section 5.11 Taxes. Southern Financial has filed with the appropriate federal, state and local governmental agencies all Tax Returns and reports required to be filed, and has paid all Taxes and assessments shown or claimed to be due. The Tax Returns as filed were correct in all material respects. Southern Financial is not a party to any action or proceeding by any governmental authority for assessment or collection of Taxes, nor has any claim for assessment or collection of Taxes been asserted against Southern Financial. Southern Financial has not waived any statute of limitations with respect to any Tax or other assessment or levy, and all such Taxes and other assessments and levies which Southern Financial is required by law to withhold or to collect have been duly withheld and collected and have been paid over to the proper governmental authorities to the extent due and payable, or segregated and set aside for such payment and, if so segregated and set aside will be so paid by Southern Financial, as required by law.

     Section 5.12 Allowance for Loan Losses. The allowance for loan losses reflected on the Southern Financial Statements, as of their respective dates, has been established in accordance with GAAP as applied to banking institutions and all applicable laws and regulations.

     Section 5.13 Environmental Matters. To the knowledge of Southern Financial, Southern Financial and SF Bank are in material compliance with all terms and conditions of all applicable federal and state Environmental Laws (as defined in Section 4.10 hereof) and permits thereunder. Neither Southern Financial nor SF Bank has received any communication alleging that Southern Financial or SF Bank is not in such material compliance and, to the knowledge of Southern Financial, there are no present circumstances that would prevent or interfere with the continuation of such material compliance.

     Section 5.14 Brokers and Finders. Other than the financial advisory services performed for Southern Financial by Hovde Financial LLC, neither Southern Financial nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with this Agreement.

     Section 5.15 Regulatory Approvals; Tax Opinion. Southern Financial is not aware of any reason that it cannot obtain (i) the regulatory approvals referenced in Section 13.1 hereof and (ii) the tax opinion referenced in Section 13.3 hereof.

VI. COVENANTS OF ESSEX

     Essex covenants and agrees with Southern Financial as follows:

     Section 6.1 Shareholder Approval and Reasonable Best Efforts. Essex will, as soon as practicable following acceptance of Southern Financial’s regulatory applications for processing, take all steps under applicable laws to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary and desirable, including without limitation for the purpose of obtaining approval of the shareholders of Essex of the contingent grant of 21,000 shares of restricted Essex Common Stock referred to in Section 4.2(b). The Board of Directors of Essex will recommend to the shareholders of Essex the approval of this Agreement and the transactions contemplated hereby, and Essex shall take all reasonable lawful action to solicit such approval by its shareholders, provided that nothing in this Agreement shall prevent the Board of Directors of Essex from withholding, withdrawing, amending or modifying its recommendation if the Board of Directors of Essex determines, after consultation with its outside counsel, that such action is legally required in order for the directors to comply with their fiduciary duties to Essex shareholders under applicable law. If this Agreement is approved by such shareholders, Essex will take all reasonable action to aid and assist in the consummation of the Merger, and will use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions as Southern Financial reasonably considers necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all governmental entities having jurisdiction over the transactions contemplated by this Agreement.

     Section 6.2 Activities of Essex Pending Closing.

          (a) From the date hereof to and including the Closing Date, as long as this Agreement remains in effect Essex shall and shall cause each of its Subsidiaries to: (i) conduct its affairs (including, without limitation, the making of or agreeing to make any loans or other extensions of credit) only in the ordinary course of business consistent with past practices; (ii) use its reasonable best efforts to preserve intact its present business organizations, keep available the services of its present officers, directors, key employees and agents and preserve its relationships and goodwill with customers and advantageous business relationships; (iii) require in all servicing or subservicing agreements entered into by LoanCare after the date hereof that all escrow funds be held at Essex, and shall use its reasonable best efforts in contract negotiations to retain such provision in the contract; and (iv) except as required by law or regulation or expressly permitted by this Agreement, take no action which would adversely affect or delay the ability of Essex or Southern Financial to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated hereby or to perform its obligations and agreements under this Agreement.

          (b) From the date hereof to and including the Closing Date, except (1) as expressly contemplated or permitted by this Agreement, (2) as reflected in an Essex Disclosure Schedule delivered on or prior to the date hereof specifically referenced to the applicable subparagraph below, (3) as required by law or regulation or (4) to the extent Southern Financial consents in writing (which consent shall not be unreasonably withheld), Essex shall not, and shall not permit any of its Subsidiaries to:

               (i) make or agree to make or renew any builder construction loan commitments in excess of $250,000 (except pursuant to commitments made prior to the date of this Agreement); provided, that in the event that Essex desires to make or renew any builder construction loan commitments in excess of $250,000, it shall so advise Southern Financial via e-mail transmission. Southern Financial shall notify Essex via e-mail transmission within one (1) business day of receipt of such notice whether it consents to such loan commitment, provided that if Southern Financial fails to notify Essex with such time frame, Southern Financial shall be deemed to have consented to such loan commitment;

               (ii) make or agree to make or renew any single-family residential loans and residential construction permanent loans in Virginia and North Carolina in excess of $500,000 (except pursuant to commitments made as of the date of this Agreement); provided that no such single-family residential loans and residential construction permanent loans may be made in any other state; and further provided that in the event that Essex desires to make or renew any single-family residential loans and residential construction permanent loans in Virginia and North Carolina in excess of $500,000, it shall so advise Southern Financial. Southern Financial shall notify Essex in writing within three (3) business days of receipt of such notice whether it consents to such loan or extension of credit, provided that if Southern Financial fails to notify Essex with such time frame, Southern Financial shall be deemed to have consented to such loan or extension of credit;

               (iii) issue or sell or obligate itself to issue or sell any shares of its capital stock or any warrants, rights or options to acquire, or any securities convertible into, any shares of its capital stock;

               (iv) grant any form of incentive compensation; provided that Essex and its Subsidiaries may pay bonuses in the ordinary course of business consistent with past practice for calendar year 2003 as specifically set forth in Schedule 6.2(b)(iv);

               (v) open or close any branch office, or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities, and shall otherwise consult with and seek the advice of Southern Financial with respect to basic policies relating to branching, site location and relocation;

               (vi) enter into, amend or terminate any agreement of the type that would be required to be disclosed in Schedule 4.13 or any other material agreement (except pursuant to commitments made prior to the date of this Agreement and disclosed to Southern Financial), or acquire or dispose of any material amount of assets or liabilities, except in the ordinary course of business consistent with past practices;

               (vii) grant any severance or termination pay (other than pursuant to Essex’s policies or agreements in effect on the date hereof) to, or enter into any employment, consulting, noncompetition, retirement, parachute, severance or indemnification agreement with, any officer, director, employee or agent of Essex or any of its Subsidiaries, either individually or as part of a class of similarly situated persons;

               (viii) make any general or individual wage or salary increase (including increases in directors’ or consultants’ fees) other than in accordance with past practice, pay any perquisites such as automobile allowance, club membership or dues or other similar benefits other than in accordance with past practice, or institute any employee welfare, retirement or similar plan or arrangement;

               (ix) make any change in accounting methods, principles and practices, except as may be required by GAAP or any governmental authority;

               (x) declare or set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of the Essex Common Stock, other than the payment of dividends from the Bank to Essex, or, directly or indirectly, purchase, redeem or otherwise acquire any shares of Essex Common Stock;

               (xi) sell, transfer, convey or otherwise dispose of any real property or interest therein, other than other real estate owned;

               (xii) foreclose upon or otherwise acquire any commercial real property prior to receipt and approval by Southern Financial of a Phase I environmental review thereof;

               (xiii) increase or decrease the rate of interest paid on deposit accounts without consulting with Southern Financial;

               (xiv) establish any new subsidiary or affiliate;

               (xv) voluntarily make any material change in the interest rate risk profile of Essex from that as of March 31, 2003, except as otherwise required by applicable law or regulation or any governmental authority;

               (xvi) materially deviate from policies and procedures existing as of the date of this Agreement with respect to (A) classification of assets, (B) the allowance for loan losses and (C) accrual of interest on assets, except as otherwise required by the provisions of this Agreement, applicable law or regulation, any governmental authority or GAAP;

               (xvii) amend or change any provision of Essex’s Constituent Documents;

               (xviii) make any capital expenditure which would exceed $25,000 in the aggregate, except pursuant to commitments made prior to the date of this Agreement or as set forth in Schedule 6.2(b)(xviii);

               (xix) excluding deposits, FHLB advances and other borrowings in the ordinary course of business consistent with past practice, undertake any additional borrowings with maturities in excess of ninety (90) days;

               (xx) modify any outstanding loan or acquire any loan participation, unless such modification is made in the ordinary course of business, consistent with past practice; or

               (xxi) transfer any escrow balances held by the Bank on behalf of existing customers of LoanCare, whether pursuant to an existing contract, renewal or new contract, to a financial institution other than SF Bank, without using its reasonable best efforts to retain such escrow balances.

          (c) Notwithstanding anything to the contrary contained in this Section 6.2(b) or in Section 4.13, the parties hereto agree that nothing contained therein shall be deemed to restrict to parties’ ability to enter into the agreements specified in Sections 3.3, 3.4, 3.5 and 3.6 hereof or for LoanCare to be able to enter into any agreements, effective at the Effective Time, or prior thereto if mutually agreeable to the parties, which the Board of Directors of LoanCare reasonably determines are necessary or advisable in order for LoanCare to operate as an independent entity following consummation of the Spin Off.

     Section 6.3 Access to Properties and Records.

          (a) To the extent permitted by applicable law, Essex shall and shall cause each of its Subsidiaries, upon reasonable notice from Southern Financial to Essex, to: (i) afford the executive officers and authorized representatives (including legal counsel, accountants and consultants) of Southern Financial full access to the properties, books and records of Essex and its Subsidiaries during normal business hours in order that Southern Financial may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of Essex and its Subsidiaries, and (ii) furnish Southern Financial with such additional financial and operating data and other information as to the business and properties of Essex and its Subsidiaries as Southern Financial shall, from time to time, reasonably request.

          (b) As soon as practicable after they become available, Essex will deliver or make available to Southern Financial all (i) unaudited monthly consolidated statements of income and balance sheets, (ii) loan trial balances and a list of past due assets on a monthly basis and a list of classified assets on a quarterly basis, (iii) all packets prepared for regular and special meetings of the Board of Directors of Essex, LoanCare and the Bank, (iv) unaudited quarterly financial statements prepared for the internal use of management of Essex and (v) all Thrift Financial Reports filed by the Bank with the appropriate federal regulatory authority after the date of this Agreement. All financial statements described in clauses (i), (ii) and (iv) of the preceding sentence shall be prepared in accordance with GAAP applied on a consistent basis with previous accounting periods. In the event of the termination of this Agreement, Southern Financial will return to Essex all documents and other information obtained pursuant hereto and will keep confidential any information obtained pursuant to Section 8.2 of this Agreement.

     Section 6.4 Information for Regulatory Applications and SEC Filings. To the extent permitted by law, Essex will furnish Southern Financial with all information concerning Essex, LoanCare and the Bank required for inclusion in (a) any application, filing, statement or document to be made or filed by Southern Financial or Essex with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (b) any filings with the SEC, including a Registration Statement on Form S-4, and any applicable state securities authorities. Essex represents and warrants that all information so furnished for such applications and filings shall, to the best of its knowledge, be true and correct in all material respects without omission of any material fact required to be stated to make the information not misleading. Essex agrees at any time, upon the request of Southern Financial, to furnish to Southern Financial a written letter or statement confirming the accuracy of the information with respect to Essex, LoanCare and the Bank contained in any report or other application or statement referred to in this Agreement, and confirming that the information with respect to Essex, LoanCare and the Bank contained in such document or draft was furnished by Essex expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by Essex expressly for use therein.

     Section 6.5 Attendance at Certain Essex Meetings. In order to facilitate the continuing interaction of Southern Financial with Essex, and in order to keep Southern Financial fully advised of all ongoing activities of Essex, subject to the limitation in this Section 6.5, Essex agrees and shall cause its Subsidiaries to agree to allow Southern Financial to designate one representative (who shall be an officer of SF Bank), who will be allowed to attend as an invited guest and fully monitor all regular and called meetings of the loan committee of Essex (including, but not limited to, meetings of the officers’ loan committee of Essex). Essex shall give Southern Financial not less than three business days’ notice by telephone of all called meetings. Such representative shall have no right to vote and may be excluded from sessions of the loan committee during which there is being discussed (i) matters involving this Agreement, (ii) information or material which Essex or any of its Subsidiaries is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of Essex, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to Essex, the presence of such representative would or might adversely affect the confidential nature of or any privilege relating to any matters to be discussed. No attendance by a representative of Southern Financial at loan committee meetings under this Section 6.5 or knowledge gained or deemed to have been gained by virtue of such attendance will affect any of the representations and warranties of Essex made in this Agreement. If the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required or the Agreement is otherwise terminated prior to Closing, then Southern Financial’s designee will no longer be entitled to notice of and permission to attend such meetings.

     Section 6.6 Standstill Provision. So long as this Agreement is in effect, neither Essex nor any Subsidiary nor any of their respective directors or officers shall entertain, solicit or encourage any inquiries with respect to, or provide any information to or negotiate with any other party any proposal which could reasonably be expected to lead to the merger, consolidation, acquisition or sale of all or substantially all of the assets or any shares of capital stock of Essex; except where the Board of Directors of Essex determines, based on the advice of counsel, that the failure to furnish such information or participate in such negotiations or discussions would or could reasonably be deemed to constitute a breach of the fiduciary or legal obligations of Essex’s Board of Directors to its shareholders. Essex agrees to notify Southern Financial of any such unsolicited acquisition proposal, within one business day of its receipt, and provide reasonable detail as to the identity of the proposed acquiror and the nature of the proposed transaction.

     Section 6.7 Termination of Data Processing Contracts. Upon the request of Southern Financial, Essex will timely take any and all actions necessary, including but not limited to notifying appropriate parties, to ensure that its current data processing contracts will not renew.

     Section 6.8 Affiliates’ Letters. No later than the fifteenth (15th) day following the date of execution of this Agreement, Essex shall deliver to Southern Financial, after consultation with legal counsel, a list of names and addresses of those persons who are deemed to be “Affiliates” of Essex within the meaning of Rule 144 under the Securities Act. There shall be added to such list the names and addresses of any other person (within the meaning of such Rule) which Southern Financial identifies (by written notice to Essex within three business days after receipt of such list) as possibly being a person who may be deemed to be an “Affiliate” of Essex within the meaning of Rule 144. Essex shall use all reasonable efforts to deliver, or cause to be delivered, to Southern Financial not later than the thirtieth day following the date of execution of this Agreement from each of the “Affiliates” of Essex identified as aforesaid who own Essex Common Stock and will acquire Southern Financial Common Stock in the Merger, a letter dated as of the date of delivery thereof in the form of Exhibit B attached hereto.

     Section 6.9 Conforming Accounting Adjustments. Provided that Southern Financial acknowledges in writing to Essex that all conditions to the obligations of Southern Financial set forth in Articles XI and XIII hereof have been met, Essex shall, if requested by Southern Financial, consistent with GAAP, immediately prior to the Closing (as defined in Section 9.1 hereof), make such accounting entries as Southern Financial may reasonably request in order to conform the accounting records of Essex to the accounting policies and practices of Southern Financial. No such adjustment shall of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by Essex (i) of any adverse circumstances for purposes of determining whether the conditions to Southern Financial’s obligations under this Agreement have been satisfied, or (ii) that such adjustment is required for purposes of determining satisfaction of the condition to Southern Financial’s obligations under this Agreement set forth in Section 11.3 hereof or (iii) that such adjustment has any bearing on the number of shares of Southern Financial Common Stock issuable hereunder. No adjustment required by Southern Financial shall (a) require any prior filing with any governmental agency or regulatory authority or (b) violate any law, rule or regulation applicable to Essex.

     Section 6.10 Sale of Certain Loans. Essex shall use its reasonable best efforts to accomplish each of the following prior to the Closing: (i) eliminate all loan participations with New South Federal Savings Bank, (ii) reduce all loan participations with Continental Capital Corporation and Lighthouse Community Bank by 66-2/3% of the balance of total participations with each entity as of April 30, 2003 and (iii) reduce all builder lines of credit listed in Schedule 6.10 to their committed amounts as of April 30, 2003; provided, however, that any actions taken pursuant to this clause (iii) shall be in compliance with all laws, regulations and legally binding contractual obligations then in effect. In the event that the participations with New South Federal Savings Bank have not been repaid, any remaining balances on the Closing Date will be sold to LoanCare as of such date as provided in the Distribution Agreement. In the event that the participations with Continental Capital Corporation and Lighthouse Community Bank are not reduced as set forth above, any amounts needed to achieve such reduction on the Closing Date shall be sold to LoanCare as of such date as provided in the Distribution Agreement. Any sales of a loan participation to LoanCare pursuant to this Section 6.10, in an aggregate amount up to a maximum of $10,000,000, shall be financed by LoanCare with the proceeds of a loan from Southern Financial or SF Bank to LoanCare, which has the same interest rate and maturity as the subject loan participation and such other terms as are mutually agreeable to Southern Financial or SF Bank and LoanCare.

     Section 6.11 Releases. Essex shall use its reasonable best efforts to have each of the directors and officers (with a title of senior vice president or above as of the date hereof) of Essex and the Bank deliver to Southern Financial an instrument in the form of Exhibit C dated as of the Closing Date releasing Southern Financial and SF Bank from any and all claims of such directors and officers (except as described in such instrument), provided that the obtainment of all or any portion of any such instruments shall not in any way be a condition to the obligations of Southern Financial to consummate the Merger and the other transactions contemplated hereby.

VII. COVENANTS OF SOUTHERN FINANCIAL

     Southern Financial covenants and agrees with Essex as follows:

     Section 7.1 Reasonable Best Efforts. Southern Financial will take all reasonable action to aid and assist in the consummation of the Merger and the transactions contemplated hereby, and will use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications with, or obtaining approvals from, all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement.

     Section 7.2 Information for Regulatory Applications and Proxy Solicitation. To the extent permitted by law, Southern Financial will furnish Essex with all information concerning Southern Financial required for inclusion in (i) any application, statement or document to be made or filed by Essex with any federal or state regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement and (ii) any proxy materials to be furnished to the shareholders of Essex in connection with their consideration of the Merger. Southern Financial represents and warrants that all information so furnished for such statements and applications shall, to the best of their knowledge, be true and correct in all material respects without omission of any material fact required to be stated to make the information not misleading. Southern Financial agrees, upon the request of Essex, to furnish to Essex a written letter or statement confirming to the best of its knowledge the accuracy of the information with respect to Southern Financial contained in any report or other application or statement referred to in Sections 7.2 or 7.3 hereof and confirming that the information with respect to Southern Financial contained in such document or draft was furnished expressly for use therein or, if such is not the case, indicating the inaccuracies contained in such document or indicating the information not furnished by Southern Financial expressly for use therein.

     Section 7.3 Registration Statement. As promptly as practicable after the execution of this Agreement, Southern Financial shall prepare and file with the SEC a Registration Statement on Form S-4 under the Securities Act and any other applicable documents, relating to the shares of Southern Financial Common Stock to be delivered to the shareholders of Essex pursuant to this Agreement, and will use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to Essex’s shareholders, at the time of each of the Essex shareholders’ meeting held to approve the Merger and at the Effective Time of the Merger, the prospectus included as part of the Registration Statement (the “Prospectus”) will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading; provided, however, that none of the provisions of this subparagraph shall apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information furnished by Essex for use in the Registration Statement or the Prospectus.

     Section 7.4 Nasdaq Listing. Southern Financial will file all documents required to be filed to have the shares of the Southern Financial Common Stock to be issued pursuant to the Agreement included for quotation on Nasdaq and use its best efforts to effect said listing.

     Section 7.5 Issuance of Southern Financial Common Stock. The shares of Southern Financial Common Stock to be issued by Southern Financial to the shareholders of Essex pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of Southern Financial Common Stock to be delivered to the shareholders of Essex pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of Southern Financial or any other person, firm or entity.

     Section 7.6 Indemnification and Insurance.

          (a) For a six-year period following the Effective Time, Southern Financial (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of Essex or an Essex Subsidiary, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Essex or any Essex Subsidiary or is or was serving at the request of Essex or any of the Subsidiaries of Essex as a director, officer, employee, fiduciary or agent of another corporation, partnership, limited liability company joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the Articles of Incorporation of Essex or the equivalent document of any Essex Subsidiary, as applicable, in each case as in effect on the date hereof. Without limiting the foregoing, Southern Financial also agrees that limitations on liability existing in favor of the Indemnified Parties as provided in the Articles of Incorporation of Essex or the equivalent document of any Subsidiary of Essex as in effect on the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect from and after the Effective Time.

          (b) Any Indemnified Party wishing to claim indemnification under this Section 7.6, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the

Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

          (c) Prior the Effective Time, Southern Financial shall use its reasonable best efforts to cause the persons serving as directors and officers of Essex immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by Essex (provided that Southern Financial may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to the existing coverage limits of Essex) for a three-year period following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall Southern Financial be required to expend for any one year an amount in excess of 175% of the annual premium currently paid by Essex for such insurance (the “Insurance Amount”), and further provided that if Southern Financial is unable to maintain or obtain the insurance called for by this Section 7.6(c) as a result of the preceding provision, Southern Financial shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

          (d) If Southern Financial or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, the successors and assigns of Southern Financial shall assume the obligations set forth in this Section 7.6.

     Section 7.7 Certain Employee Matters.

          (a) Southern Financial agrees to use its reasonable best efforts to employ Earl C. McPherson as an executive officer of Southern Financial following the Effective Time on terms, including compensation, which are at least as favorable to him as the terms on which he was employed by Essex prior to the Effective Time.

          (b) Southern Financial shall pay any employee of Essex or any of its Subsidiaries who is not otherwise covered by a specific employment, termination, severance or change in control agreement and who is terminated by Southern Financial or SF Bank for reasons other than cause (which shall mean gross negligence or dereliction in the performance of such employee’s duties, dishonesty or commission of a crime) during the one (1) year period immediately following the Effective Time, the severance benefits in accordance with Southern Financial’s severance policy then in effect.

          (c) Southern Financial agrees that at or prior to the Effective Time, Essex may pay retention bonuses to employees of Essex and its Subsidiaries who are selected by the chief executive officer of Essex after consultation with Southern Financial in order to help retain key employees through the Effective Time, provided that the aggregate amount of any such retention bonuses shall not exceed $100,000.

VIII. MUTUAL COVENANTS OF SOUTHERN FINANCIAL AND ESSEX

     Section 8.1 Notification; Updated Disclosure Schedules. Essex shall give prompt notice to Southern Financial, and Southern Financial shall give prompt notice to Essex, of (i) any representation or warranty made by it in this Agreement becoming untrue or inaccurate in any material respect, including, without limitation, as a result of any change in a Disclosure Schedule, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

     Section 8.2 Confidentiality. Neither Southern Financial nor Essex will, directly or indirectly, before or after the consummation or termination of this Agreement, disclose any confidential information, whether written or oral (“Subject Information”) acquired from the other party to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, other than in connection with the regulatory notice and application process or, after termination of this Agreement pursuant to Section 10.1 hereof, use such Subject Information for its own purposes or for the benefit of any person, firm, corporation, association, or other entity under any circumstances. The term “Subject Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known to the public, other than by a breach of this Agreement by the disclosing party, (ii) was available to the disclosing party on a nonconfidential basis from a source other than the nondisclosing party or (iii) was independently acquired or developed without violating any obligations of this Agreement.

     Section 8.3 Employee Benefit Plans.

          (a) Essex shall execute and deliver such instruments and take such other actions as Southern Financial may reasonably require in order to cause the amendment, merger or termination of any of its employee benefit plans following the Effective Time on terms satisfactory to Southern Financial and in accordance with applicable law. Southern Financial agrees that the employees of Essex who continue their employment with Southern Financial after the Closing Date (the “Essex Employees”) will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of Southern Financial and Southern Financial Bank, in accordance with the respective terms of such plans and programs and on the same terms and conditions as employees of Southern Financial and SF Bank, and Southern Financial shall take all actions necessary or appropriate to facilitate coverage of the Essex Employees in such plans and programs from and after the Closing Date, subject to paragraphs (b) and (c) of this Section 8.3;

          (b) Each Essex Employee will be entitled to credit for prior service with Essex for all purposes under the employee welfare benefit plans and other employee benefit plans and programs (including any severance programs but excluding stock option plans), sponsored by Southern Financial and SF Bank to the extent Essex sponsored a similar type of plan in which the Essex Employees participated immediately prior to the Closing Date. Any eligibility waiting period and pre-existing condition exclusion applicable to such plans and programs shall be waived with respect to each Essex Employee and their eligible dependents. For purposes of determining a former Essex Employee’s benefit for the calendar year in which the Merger occurs under Southern Financial’s vacation program, any vacation taken by the Essex Employee immediately preceding the Closing Date for the calendar year in which the Merger occurs will be deducted from the total Southern Financial vacation benefit available to such Essex Employee for such calendar year. Southern Financial further agrees to credit each Essex Employee and their eligible dependents for the year during which coverage under Southern Financial’s group health plan begins, with any deductibles already incurred during such year, under Essex’s group health plan.

          (c) Each Essex Employee shall be entitled to credit for past service with Essex for the purpose of satisfying any eligibility or vesting periods applicable to Southern Financial’s employee benefit plans which are subject to Sections 401(a) and 501(a) of the Code (including, without limitation, Southern Financial’s 401(k) Profit Sharing Plan).

IX. CLOSING

     Section 9.1 Closing. Subject to the other provisions of this Article IX, on a mutually acceptable date (“Closing Date”) as soon as practicable within a thirty (30) day period commencing with the latest of the following dates:

          (a) the receipt of shareholder approval and the last approval from any requisite regulatory or supervisory authority and the expiration of any statutory or regulatory waiting period which is necessary to effect the Merger; and

          (b) the receipt of the audit prepared by KPMG, which includes an unqualified opinion with respect thereto, of the consolidated financial statements of Essex of December 31, 2003 and for the year then ended.

     A meeting (“Closing”) will take place at which the parties to this Agreement will deliver the certificates and other documents required to be delivered under Articles XI, XII and XIII hereof and any other documents and instruments as may be necessary or appropriate to effect the transactions contemplated by this Agreement. The Closing shall take place at the offices of Bracewell & Patterson, L.L.P. in Reston, Virginia, or at such other place to which the parties hereto may mutually agree.

     Section 9.2 Effective Time. Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement including, among other conditions, the receipt of any requisite approvals of the shareholders of Essex and the regulatory approvals of the Federal Reserve, Virginia Commission, OTS and any other federal or state regulatory agency whose approval must be received in order to consummate the Merger, the Merger shall become effective, and the effective time of the Merger shall occur, at the date and time specified in the certificate approving the Merger to be issued by the Virginia Commission, (“Effective Time”). It is anticipated by Southern Financial and Essex that the Closing and the Effective Time will occur on the same day.

X. TERMINATION

     Section 10.1 Termination.

          (a) This Agreement may be terminated by action of the Board of Directors of Southern Financial or Essex at any time prior to the Effective Time if:

               (i) any court of competent jurisdiction in the United States or other United States (federal or state) governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have been final and non-appealable;

               (ii) any of the transactions contemplated by this Agreement are disapproved by any regulatory authority whose approval is required to consummate any of such transactions; or

               (iii) the Merger shall not have become effective on or before one year following the date of execution of this Agreement, or such later date as shall have been approved in writing by the Boards of Directors of Southern Financial and Essex; provided, however, that the right to terminate under this Section 10.1(a)(iii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or has resulted in, the failure of the Merger to become effective on or before such date.

          (b) This Agreement may be terminated by Southern Financial or Essex if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a material breach by Southern Financial or Essex, as the case may be, of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party or parties of such breach; or (ii) a material breach by Southern Financial or Essex, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party or parties of such breach.

          (c) This Agreement may be terminated by either Southern Financial or Essex if the approval of the shareholders of Essex contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the meeting of shareholders of Essex at which they consider the Agreement.

          (d) This Agreement may be terminated at any time prior to the Effective Time with the mutual written consent of Southern Financial and Essex and the approval of such action by their respective Boards of Directors.

          (e) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Essex if prior to the Effective Time, Essex shall have received a bona fide Acquisition Proposal (as defined in Section 10.3(c)) and the Essex Board of Directors determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the written advice of independent legal counsel and as to financial matters on the written advice of RP Financial, LC or an investment banking firm of national reputation, that such alternative Acquisition Proposal (if consummated pursuant to its terms) is a Superior Proposal (as defined in Section 10.1(d)) and that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with the proper exercise of such fiduciary duties; provided, however, that termination under this clause (ii) shall not be deemed effective until payment of the Termination Fee required by Section 10.3.

          (f) This Agreement may be terminated at any time prior to the Closing by the Board of Directors of Southern Financial if the Essex Board of Directors shall have (i) resolved to accept an Acquisition Proposal, (ii) recommended to the shareholders of Essex that they tender their shares in a tender or exchange offer commenced by a third party or (iii) withdrawn or modified, in any manner that is adverse to Southern Financial, its recommendation or approval of this Agreement or the Merger or recommended to the Essex shareholders acceptance or approval of any alternative Acquisition Proposal, or shall have resolved to do the foregoing.

          (g) This Agreement may be terminated by the Board of Directors of Essex as set forth below if the Average Share Price is less than 80.0% of the Starting Price (as the same may be adjusted to reflect any capital change pursuant to Section 2.1(b) hereof); subject to the following three sentences. To terminate this Agreement pursuant to this Section 10.1(g), Essex must provide to Southern Financial written notice of its intent to terminate (“Termination Notice”) on the second business day immediately preceding the Effective Time. After receipt of the Termination Notice, Southern Financial shall have the option, but not the obligation, to adjust the Total Exchange Ratio to a number (rounded to the nearest ten thousandth) determined by dividing (i) the product of (A) 80.0% of the Starting Price and (B) the Total Exchange Ratio (as then in effect) by (ii) the Average Share Price. In the event that Southern Financial elects to adjust the Total Exchange Ratio, Southern Financial shall give prompt written notice to Essex of the adjusted Total Exchange Ratio and the Termination Notice previously sent by Essex shall be null and void and of no effect, this Agreement shall remain in effect in accordance with its terms (except as the Total Exchange Ratio shall have been modified) and any references in this Agreement to the “Total Exchange Ratio” shall thereafter be deemed to refer to the Total Exchange Ratio as adjusted pursuant to this Section 10.1(g).

     Section 10.2 Effect of Termination. Except as provided in Section 10.3, in the event of termination of this Agreement by either Southern Financial or Essex as provided in Section 10.1, this Agreement (other than Section 8.2) shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders. Nothing contained in this Section 10.2 shall relieve any party hereto of any liability for a breach of this Agreement.

     Section 10.3 Termination Fee. To compensate Southern Financial for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities by Southern Financial, Essex and Southern Financial agree as follows:

          (a) Provided that Southern Financial shall not be in material breach of any covenant or obligation under this Agreement (which breach has not been cured promptly following receipt of written notice thereof by Essex specifying in reasonable detail the basis of such alleged breach), Essex shall pay to Southern Financial the sum of $1,000,000 (the “Termination Fee”) if this Agreement is terminated (i) by Essex under the provisions of Section 10.1(e), (ii) by either Southern Financial or Essex under the provisions of Section 10.1(c), if at the time of any failure by the shareholders of Essex to approve and adopt this Agreement and the Merger there shall exist an Acquisition Proposal with respect to Essex and, within twelve months of the termination of this Agreement, Essex enters into a definitive agreement with any third party with respect to any Acquisition Proposal or (iii) by Southern Financial under the provisions of Section 10.1(f).

          (b) Any payment required by paragraph (a) of this Section 10.3 shall become payable within two (2) business days after receipt by the non-terminating party of written notice of termination of this Agreement.

          (c) For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the Essex Common Stock regarding any of the following (other than the transactions contemplated by this Agreement) involving Essex or any Subsidiary: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of, all or substantially all of the assets or equity securities or deposits of, Essex or any Subsidiary, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; (ii) any tender offer or exchange offer for 50% or more of the outstanding shares of capital stock of Essex or the filing of a registration statement under the Securities Act in connection therewith; or (iii) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          (d) For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a third person that the Board of Directors of Essex determines in its good faith judgment to be more favorable to Essex’s shareholders than the Merger (taking into account, in good faith, the written opinion, with only customary qualifications, of Essex’s independent financial advisor that the value of the consideration to Essex’s shareholders provided for in such proposal exceeds the value of the consideration to Essex’s shareholders provided for in the Merger) and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of Essex (taking into account, in good faith, the written advice of Essex’s independent financial advisor), is reasonably capable of being obtained by such third person.

XI. CONDITIONS TO OBLIGATIONS OF SOUTHERN FINANCIAL

     The obligation of Southern Financial under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date of the following conditions, which may be waived by Southern Financial in its sole discretion:

     Section 11.1 Compliance with Representations and Warranties. Each of the representations and warranties made by Essex in this Agreement must have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, and Southern Financial shall have received a certificate signed by the chief executive officer or president of Essex to that effect.

     Section 11.2 Performance of Obligations. Essex shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Southern Financial shall have received a certificate signed by the by the chief executive officer or president of Essex to that effect.

     Section 11.3 Absence of Material Adverse Changes and Events. There shall have been no change after the date hereof in the assets, properties, business, financial condition or results of operation of Essex which, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Essex.

     Section 11.4 Employment Matters. The employment agreements between Essex and each of Gene D. Ross, Earl McPherson and Roy H. Rechkemmer, Jr. shall be terminated and all change in control payments due with respect to such agreements shall have been paid by Essex immediately prior to the Effective Time. Each of Messrs. Ross, McPherson and Rechkemmer shall have executed a release agreement with respect to the payment of any benefits to them pursuant to their respective employment agreements.

     Section 11.5 Completion of 2003 Audit. KPMG, independent accountants of Essex, shall have completed its audit of the consolidated financial statements of Essex as of December 31, 2003 and for the year then ended and shall have issued an unqualified opinion in connection with the audit.

     Section 11.6 Past Due Consumer Loans. Essex shall have charged off as of the Closing Date all consumer home equity loans and lines of credit, home improvement loans and consumer installment loans that are ninety (90) days or more past due as of the Closing Date.

     Section 11.7 Increase in Non-Performing Assets. The total of Essex’s NPAs and accruing loans past due 90 days or more shall not exceed $3,242,068 as of the end of the calendar month immediately preceding the Closing Date, provided, however, that Southern Financial shall waive this condition to Closing if Essex agrees to increase the Holdback Escrow by the difference between the aggregate balance of Essex’s NPAs and accruing loans past due 90 days or more and $2,701,723.

     Section 11.8 Sale of Certain Assets to LoanCare. Essex shall, and shall cause LoanCare to, complete all agreements and other documents necessary for the transfer of any participations from Essex to LoanCare and the funding thereof as provided in Section 6.11 hereof.

     Section 11.9 Issuance of LoanCare Common Stock. LoanCare shall have issued to Southern Financial a certificate evidencing a number of shares of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare at the Effective Time.

XII. CONDITIONS TO OBLIGATIONS OF ESSEX

     The obligation of Essex under this Agreement to consummate the Merger is subject to the satisfaction, at or prior to the Closing Date, of the following conditions, which may be waived by Essex in its sole discretion:

     Section 12.1 Compliance with Representations and Warranties. Each of the representations and warranties made by Southern Financial in this Agreement must have been true and correct in all material respects when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if such representations and warranties were made at and as of the Closing Date, except to the extent such representations and warranties are by their express provisions made as of a specified date, and Essex shall have received a certificate signed by the chief executive officer or president of Southern Financial to that effect.

     Section 12.2 Performance of Obligations. Southern Financial shall have performed or complied in all material respects with all covenants and obligations required by this Agreement to be performed and complied with prior to or at the Closing. Essex shall have received a certificate signed by the by the chief executive officer or president of Southern Financial to that effect.

     Section 12.3 Absence of Material Adverse Changes and Events. There shall have been no change after the date hereof in the assets, properties, business, financial condition or results of operations of Southern Financial which individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on Southern Financial.

     Section 12.4 Opinion of Financial Advisor. Essex shall have received a written opinion from a financial advisor dated as of the date of this Agreement and updated as of the date of the Proxy Statement/Prospectus that the Merger Consideration is fair to the Essex shareholders from a financial point of view.

     Section 12.5 Certain Payments. At Closing, Southern Financial shall issue to Gene D. Ross that number of shares of Southern Financial Common Stock with a value equal to $808,605 (plus any accrual thereon in the ordinary course of business consistent with past practice for the period July 1, 2003 through the Closing Date), based on the closing price of a share of Southern Financial Common Stock as of three (3) business days prior to the Closing Date, to Gene D. Ross in connection with the cancellation of Stock Appreciation Rights which he exercised in November 1997.

XIII. CONDITIONS TO RESPECTIVE OBLIGATIONS OF SOUTHERN FINANCIAL AND ESSEX

     The respective obligations of Southern Financial and Essex under this Agreement to consummate the Merger are subject to the satisfaction of the following conditions which, unless prohibited by applicable law, may be waived by Southern Financial and Essex, respectively, in their sole discretion:

     Section 13.1 Government Approvals. Southern Financial shall have received the approval, or waiver of approval, of the transactions contemplated by this Agreement from all necessary governmental agencies and authorities, including the Federal Reserve, Virginia Commission and any other regulatory agency whose approval must be received in order to consummate the Merger and the transactions contemplated hereby and all statutory waiting periods in respect thereof shall have expired, which approvals shall not impose any restrictions on the operations of the Continuing Company which materially reduce the benefits of the Merger and the other transactions contemplated hereby to such a degree that in its good faith judgment Southern Financial would not have entered into this Agreement had such restriction(s) been known as of the date hereof, and such approvals and the transactions contemplated hereby shall not have been contested by any federal or state governmental authority. Any such contest of the transactions contemplated hereby must meet the standard set forth in Section 4.11 and 5.7 hereof.

     Section 13.2 Shareholder Approval. The shareholders of Essex shall have approved this Agreement by the requisite vote.

     Section 13.3 Tax Opinion. Southern Financial and Essex shall have received an opinion of Bracewell & Patterson, L.L.P. in form and substance satisfactory to Southern Financial and Essex to the effect that on the basis of certain facts, representations and assumptions set forth in such opinion that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including those contained in certificates of officers and/or directors of Southern Financial, Essex and others.

     Section 13.4 Registration of Southern Financial Common Stock. The Registration Statement covering the Southern Financial Common Stock to be issued in the Merger shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the Registration Statement shall have been initiated or continuing, or have been threatened and be unresolved, and all necessary approvals under state’s securities laws relating to the issuance or trading of the Southern Financial Common Stock to be issued in the Merger shall have been received.

     Section 13.5 Listing of Southern Financial Common Stock. The shares of Southern Financial Common Stock to be delivered to the shareholders of Essex pursuant to this Agreement shall have been authorized for listing on Nasdaq.

     Section 13.6 Spin Off Agreements. Each of the Distribution Agreement among Southern Financial, Essex and LoanCare, the Sublease Agreement between Southern Financial and LoanCare and the Correspondent Banking and Escrow Agreement between Southern Financial and LoanCare shall have been executed and delivered by the respective parties thereto, and the Spin Off shall have been consummated in accordance with the terms of this Agreement and the Distribution Agreement.

XIV. MISCELLANEOUS

     Section 14.1 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements of Southern Financial, Essex and LoanCare contained in this Agreement shall terminate at the Closing, other than covenants that by their terms are to be performed after the Effective Time (including, without limitation, Sections 2.2(b), 2.4, 7.6, 8.2 and 8.3 hereof), which shall survive the Closing. Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any person, firm or entity, including without limitation any shareholder or former shareholder.

     Section 14.2 Definition of Knowledge. The term “knowledge”, when used with respect to any party, shall mean the knowledge, after reasonable investigation, of any “executive officer” of such party, as the term “executive officer” is defined in Regulation O (12 C.F.R. 215).

     Section 14.3 Amendments. This Agreement may be amended only by a writing signed by Southern Financial, Essex and LoanCare at any time prior to the Effective Time with respect to any of the terms contained herein; after the meeting of shareholders of Essex contemplated by Section 6.1 hereof; provided, however, that no amendment shall be made which by law requires further approval by the shareholders of Essex without obtaining such approval.

     Section 14.4 Expenses. Except as set forth in Section 10.3, whether or not the transactions provided for herein are consummated, each party to this Agreement will pay its respective expenses incurred in connection with the preparation and performance of its obligations under this Agreement; provided that Essex shall pay up to 50% of the total reasonable documented costs and expenses incurred by LoanCare in connection with this Agreement prior to the Effective Time, up to a maximum aggregate payment by Essex of $125,000. Such expenses shall include, but not be limited to, fees and expenses of its own counsel, financial or other consultants, investment bankers and accountants and filing, registration, application and printing fees. Except as disclosed herein, Southern Financial, Essex and LoanCare each represent and warrant to the other that neither each of them, nor any of their respective agents, employees or representatives, has incurred any liability for any commissions or brokerage fees in connection with this transaction.

     Section 14.5 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to Southern Financial:

Southern Financial Bancorp, Inc.
37 East Main Street
Warrenton, Virginia 20186
Fax No.: (540) 349-3904

Attention: Ms. Georgia S. Derrico

With a copy to:

Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Fax No.: (713) 221-1212

Attention: Mr. William T. Luedke IV

If to Essex:

Essex Bancorp, Inc.
9 Interstate Corporate Center
Norfolk, Virginia 23502
Fax No.: (757) 466-2827

Attention: Mr. Gene D. Ross

With a copy to:

Elias, Matz, Tiernan & Herrick
734 15th Street NW, 12th Floor
Washington, D.C. 20005
Fax No.: (202) 347-2172

Attention: Mr. Timothy B. Matz

If to LoanCare:

LoanCare Servicing Center
9 Interstate Corporate Center
Norfolk, Virginia 23502
Fax No.: (757) 466-2827

Attention: Mr. Gene D. Ross

With a copy to:

Kirkpatrick & Lockhart LLP
1800 Massachusetts Ave., NW, Suite 200
Washington, D.C. 20036
Fax No.: (202) 778-9100

Attention: Mr. Thomas F. Cooney, III

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

     Section 14.6 Controlling Law. All questions concerning the validity, operation and interpretation of this Agreement and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the Commonwealth of Virginia and, to the extent applicable, by the laws of the United States of America.

     Section 14.7 Interpretation. The table of contents, headings and titles to the sections of this Agreement are inserted for convenience only and shall not be deemed a part hereof or affect the construction or interpretation of any provision hereof. The term “as of the date hereof” shall mean July 24, 2003. Unless the context otherwise acquires, references herein to the “Agreement” (whether directly or indirectly through such terms as “hereby,” “hereunder” or “hereof”) shall be deemed to include any agreements executed in connection therewith (including without limitation the forms of agreements included as Exhibits to this Agreement and any agreements executed pursuant to Article III hereof), as well as any Disclosure Schedules delivered pursuant to this Agreement.

     Section 14.8 Modifications or Waiver. No termination, cancellation, modification, amendment, deletion, addition or other change in this Agreement, or any provision hereof, or waiver of any right or remedy herein provided, shall be effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion shall not be deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

     Section 14.9 Severability. Except to the extent that application of this Section 14.9 would have a Material Adverse Effect on Southern Financial or Essex, as applicable, any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Agreement, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Agreement shall remain in force, provided that the purpose and intent of this Agreement can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

     Section 14.10 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assigned by any party without the prior written consent of the other parties.

     Section 14.11 Consolidation of Agreements. All understandings and agreements heretofore made between the parties hereto are merged in this Agreement which (together with any agreements executed by the parties hereto contemporaneously with or subsequent to the execution of this Agreement) shall be the sole expression of the agreement of the parties respecting the Merger and the other transactions contemplated hereby. Except for the Indemnified Parties’ right to enforce Southern Financial’s obligation under Section 7.6, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     Section 14.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

     Section 14.13 Binding on Successors. Except as otherwise provided herein, this Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, trustees, administrators, guardians, successors and assigns.

     Section 14.14 Gender. Any pronoun used herein shall refer to any gender, either masculine, feminine or neuter, as the context requires.

     Section 14.15 Disclosures. Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any section of this Agreement or any schedule attached hereto shall be deemed to be disclosure for purposes of any section herein or schedule hereto.

     Section 14.16 Publicity. Subject to written advice of counsel with respect to legal requirements relating to public disclosure of matters related to the transactions contemplated by this Agreement, the timing and content of any announcements, press releases or other public statements (whether written or oral) concerning this Agreement or the Merger will occur upon, and be determined by, the mutual consent of Southern Financial and Essex; provided, however, that this shall not include notices required to be published pursuant to the regulatory application process.

     Section 14.17 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have caused this Amended and Restated Agreement to be executed as of the date first above written and effective as of July 24, 2003.

SOUTHERN FINANCIAL BANCORP, INC.

By:	/s/ Georgia S. Derrico

Georgia S. Derrico Chairman of the Board and Chief Executive Officer

ESSEX BANCORP, INC.

By:	/s/ Gene D. Ross

Gene D. Ross President and Chief Executive Officer

LOANCARE SERVICING CENTER, INC.

By:	/s/ Gene D. Ross

Gene D. Ross President

[Signature Page to Amended and Restated Agreement and Plan of Reorganization]

Appendix B

HOLDBACK
ESCROW AGREEMENT

     THIS HOLDBACK ESCROW AGREEMENT effective as of         , 2004 (the “Escrow Agreement”) is entered into by and among Southern Financial Bancorp, Inc. (“Southern Financial”), in its own capacity and as escrow agent (the “Escrow Agent”), and Essex Bancorp, Inc. (“Essex”).

             joins in the execution hereof to evidence his agreement to serve as the initial representative for certain Holdback Beneficial Owners (as defined in the Merger Agreement identified below) listed on Schedule 1 hereto and any person to whom rights to Holdback Shares (as so defined) have been properly assigned by any such Holdback Beneficial Owner under Section 4 hereof.         or any successor appointed as the Shareholder Representative for such Holdback Beneficial Owners pursuant to the terms hereof is herein referred to as the “Shareholder Representative.”

W I T N E S S E T H:

     WHEREAS, Southern Financial, Essex and LoanCare Servicing Center, Inc. f/k/a Essex Home Mortgage Servicing Corporation (“LoanCare”) have entered into that certain Agreement and Plan of Reorganization dated as of July 24, 2003, as amended and restated by the Amended and Restated Agreement and Plan of Reorganization dated as of November         , 2003 (as amended and restated, the “Merger Agreement”), pursuant to which Essex will be merged with and into Southern Financial (the “Merger”) and the holders of the common stock of Essex, par value $0.01 per share (the “Essex Common Stock”), shall receive consideration in the form of shares of common stock of Southern Financial, par value $0.01 per share (“Southern Financial Common Stock”) and cash in lieu of fractional shares, in accordance with such Merger Agreement (the “Merger Consideration”);

     WHEREAS, Section 2.2 of the Merger Agreement provides for the escrow of a portion of the shares of Southern Financial Common Stock (along with all shares of Southern Financial Common Stock received as a result of a stock split, stock dividends or other similar transaction and any securities received in exchange for the Southern Financial Common Stock as a result of a merger, stock exchange, sale of substantially all of the assets of Southern Financial or other corporate reorganization) (collectively, the “Holdback Shares”) and cash to be distributed to Holdback Beneficial Owners, and such Holdback Shares and cash shall be distributed either to Southern Financial, to the Holdback Beneficial Owners, or to both Southern Financial and the Holdback Beneficial Owners as more particularly described herein; and

     WHEREAS, Southern Financial, Essex and the Escrow Agent believe it is in their respective best interests and the best interests of the shareholders of Southern Financial and Essex to enter into this Escrow Agreement;

     NOW, THEREFORE, in consideration of the premises and covenants contained herein and in the Merger Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

     1.     Definitions. Except as herein defined, capitalized terms used in this Holdback Escrow Agreement have the meanings set forth in the Merger Agreement.

     2.     Appointment of Escrow Agent. Southern Financial is hereby appointed as Escrow Agent under this Holdback Escrow Agreement to perform the services described herein, and the Escrow Agent hereby accepts such appointment.

     3.     Loans Related to Holdback. Attached hereto as Schedule 2 is a list of certain loans in Essex’s loan portfolio as of the calendar month end preceding the Closing Date, consisting of the loans listed in Essex Schedule 2.2(c) to the Merger Agreement (“Schedule 2.2(c) Loans”) and any loans included pursuant to Section 2.2(d) of the Merger Agreement (“Schedule 2.2(d) Loans”) (collectively, the “Scheduled Loans”), setting forth the principal amount and outstanding balance as of the date of the Merger Agreement and as of the calendar month end preceding the date hereof.

     4.     Holdback Shares Deposited into Escrow. Pursuant to the terms of the Merger Agreement, Southern Financial shall deposit or cause to be deposited         shares of Southern Financial Common Stock, determined in the manner set forth in Section 2.2(a) and, if applicable, Section 2.2(d) of the Merger Agreement, into an account maintained by the Escrow Agent (“Escrow Account”) on the Closing Date. All Holdback Shares and all dividends earned on the Holdback Shares, shall remain in the Escrow Account, subject only to disbursement in accordance with Section 5 of this Escrow Agreement, and such shares shall not be disbursed in any other manner.

     At all times during which any Holdback Shares are held pursuant to this Holdback Escrow Agreement, the Holdback Beneficial Owners shall be treated as the Holdback Beneficial Owners of the Holdback Shares and as the Holdback Beneficial Owners of any dividends thereon and any other proceeds thereof, in each case subject to the rights of Southern Financial under this Holdback Escrow Agreement to require that such Holdback Shares and dividends thereon be distributed to Southern Financial in payment of Covered Losses (as herein defined) attributable to one or more Scheduled Loans. The Holdback Beneficial Owners shall have no right to substitute other property for the Holdback Shares.

     Each Beneficial Owner shall be entitled to vote his or her allocated Holdback Shares in any action requiring a vote of the shareholders of Southern Financial, unless and until such time as such Holdback Shares are actually distributed to Southern Financial.

     The rights of the Holdback Beneficial Owners hereunder, including any interest in or right to receive Holdback Shares and dividends thereon held by any Beneficial Owner, are not transferable or assignable by the Holdback Beneficial Owners other than by will or by the laws of descent and distribution in the case of a natural person, or in the case of a trust or entity, to any successor trustee or successor entity, including, without limitation, the distribution to the Holdback Beneficial Owners in accordance with the terms of the governing documents or under applicable law.

     5.     Investment of Escrowed Funds. Pending distribution of any cash held in the Escrow Account, the Escrow Agent shall invest and reinvest all cash balances in the Escrow

Account. The cash balances shall be invested in the discretion of the Escrow Agent, provided that the Escrow Agent shall ensure that all of the funds held in the Escrow Account, and the interest earned thereon, are at all times either fully insured by the Federal Deposit Insurance Corporation or are otherwise collateralized with securities as required by federal banking regulations. The Escrow Agent in its discretion may hold any portion of the funds held in the Escrow Account in cash pending investment without liability for interest, provided that the Escrow Agent shall not hold any portion of the funds held in the Escrow Account uninvested for any period of time greater than the time reasonably required to settle the sale or liquidation of any investment and to settle the subsequent purchase of an investment as required herein. The Escrow Agent will use its best efforts to collect investments at maturity but assumes no responsibility for failure to do so as a result of any factor beyond its control and shall not be obligated to institute or participate in any legal proceedings relative thereto. The Escrow Agent shall not be responsible for any loss resulting from any investment made in accordance with the provisions hereof or any loss resulting from any such sale, absent the Escrow Agent’s gross negligence or willful misconduct. The Escrow Agent shall have no authority or obligation to sell or liquidate any Holdback Shares held in the Escrow Account under any circumstance.

     6.     Distribution From Escrow. The Holdback Shares shall be distributed as follows:

          (a) Within ten (10) business days following the earlier of (i) the eighteen (18) month anniversary of the Closing Date or (ii) the date on which (A) all Schedule 2.2(c) Loans and (B) all Schedule 2.2(d) loans less $2,701,723 have been paid in full (“Holdback Payment Date”), Southern Financial shall deliver to the Escrow Agent and the Shareholder Representative a written accounting (the “Notice”) setting forth (1) any Scheduled Loans that have paid-off during such eighteen (18) month period; provided, that renewed or restructured loans shall not be considered paid off loans, and (2) the amount of any losses of principal, interest and late fees incurred by Southern Financial after the Effective Time and prior to the Holdback Payment Date from the Schedule 2.2(c) Loans and (3) the amount of any losses of principal, interest and late fees incurred by Southern Financial after the Effective Time and prior to the Holdback Payment Date from the Schedule 2.2(d) Loans above $2,701,723 (collectively, the “Covered Losses”).

          (b) Fifteen (15) business days after receipt of the Notice, the Escrow Agent shall distribute to the Holdback Beneficial Owners (i) the aggregate number of shares of Southern Financial Common Stock equal to the product of (A) the Holdback Distribution Exchange Ratio times (B) the number of shares of Essex Common Stock issued and outstanding immediately prior to the Effective Time, less any Dissenting Shares the holders of which have perfected their dissenters’ rights in accordance with applicable law prior to the Holdback Payment Date (but not any other Dissenting Shares), (ii) any dividends with respect to the Holdback Shares so distributed and (iii) the aggregate amount of cash paid in lieu of fractional shares pursuant to Section 2.1(c) of the Merger Agreement (collectively, the “Holdback Distribution”). For purposes of this Agreement, the term Holdback Distribution Exchange Ratio shall mean a number (rounded to the nearest ten thousandth) equal to the product of the Holdback Exchange Ratio or Adjusted Holdback Exchange Ratio, as applicable, times the quotient determined by dividing (X) the sum of (i) the outstanding balance of the Schedule 2.2(c) Loans as of the calendar month end preceding the Closing Date and (ii) the outstanding balance of the Schedule 2.2(d) Loans as of the calendar month end preceding the Closing Date (in the aggregate, the “Loan Amount”), minus the amount of the Covered Losses, by (Y) the Loan Amount.

          (c) Immediately prior to distribution of the Holdback Shares, Southern Financial shall deposit with the Escrow Agent cash sufficient to pay any fractional shares and upon payment therefor such fractional shares shall be returned to Southern Financial. After the Holdback Distribution to the Holdback Beneficial Owners, all of Southern Financial’s and the Escrow Agent’s liabilities and obligations to the Holdback Beneficial Owners in connection with the Holdback Shares, any dividends with respect thereto, and cash, shall terminate.

          (d) Five (5) business days after the Holdback Distribution to the Holdback Beneficial Owners, the Escrow Agent shall distribute any remaining Holdback Shares, the remaining dividends thereon and cash in the Escrow Account to Southern Financial. In the event of any return of Holdback Shares to Southern Financial pursuant to this Holdback Escrow Agreement, such Holdback Shares shall be deemed repurchased by Southern Financial as of the date of return of the Holdback Shares. After all Holdback Shares have been distributed out of the Escrow Account, this Escrow Agreement shall terminate, whereupon all of the Escrow Agent’s liabilities and obligations in connection with the Holdback Shares and cash shall terminate.

          (e) Subsequent to the Effective Time and prior to the Holdback Payment Date, Southern Financial agrees to take actions in accordance with its customary banking practices to maximize the repayment of the Scheduled Loans in accordance with their terms.

     7.     Dividends or Other Proceeds; Dissenting Shares.

          (a) Dividends or other distributions paid to the Escrow Agent with respect to the Holdback Shares then being held by the Escrow Agent shall be allocated, distributed and paid to the Holdback Beneficial Owners at the same time and in the same proportion as distribution of the Holdback Shares, if any, along with dividends on the fractional shares that are returned to Southern Financial. No dividends or other proceeds will be paid to Holdback Beneficial Owners with respect to any Holdback Shares that are distributed to Southern Financial other than those that relate to fractional shares.

          (b) In the event that any former holder of Essex Common Stock shall have exercised such holders dissenters’ rights under applicable law as of the Effective Time but shall lose or waive such rights subsequent to the Effective Time, such former holder shall be a Holdback Beneficial Owner for purposes of this Agreement and Southern Financial shall, upon the loss or waiver of such dissenters’ rights, deposit into the Escrow Account a number of whole shares of Southern Financial Common Stock equal to the product of the Holdback Exchange Ratio or Adjusted Holdback Exchange Ratio, as applicable, times the number of shares of Essex Common Stock held by such former holder of Essex Common Stock immediately prior to the Effective Time, plus any cash dividends which would have been paid thereon if such shares of Southern Financial Common Stock had been issued as of the Effective Time.

     8.     Changes to Capital Structure or Ownership. The aggregate number of shares of Southern Financial Common Stock held in the Escrow Account shall be adjusted appropriately to reflect any change in the number of shares of Southern Financial Common Stock by reason of any stock dividends or splits, reclassification, recapitalization or conversion with respect to Southern Financial Common Stock subsequent to the Effective Time and on or prior to the Holdback Payment Date.

     9.     Distributions to Holdback Beneficial Owners. Subject to Section 5 hereof, the Holdback Shares shall be distributed to the Holdback Beneficial Owners as follows:

          (a) Each Beneficial Owner will receive his or her share (rounded to the nearest whole share) of any distribution made of the Holdback Shares, and will receive an accompanying pro rata portion of the cash received in lieu of any fractional share interest. Southern Financial shall pay to each Beneficial Owner otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the closing price per share of Southern Financial Common Stock on The Nasdaq Stock Market, Inc. National Market System (“Nasdaq”) (as reported by The Wall Street Journal or, if not reported thereby, another alternative source as chosen by Southern Financial) on the third trading day immediately prior to the day during which the Effective Time occurs by (ii) the fraction of a share of Southern Financial Common Stock which such holder would otherwise be entitled to receive. For purposes of the first sentence in this paragraph, each Beneficial Owner’s share of the Holdback Shares shall be determined by multiplying the Holdback Distribution Exchange Ratio by the number of shares of Essex Common Stock held by such Holdback Beneficial Owner immediately prior to the Effective Time. In the event the Escrow Agent shall have any questions regarding the amount to be paid to any Beneficial Owner listed on Schedule 1, the Escrow Agent shall promptly refer such questions to the Shareholder Representative for resolution. The Escrow Agent shall be entitled to rely on the instructions and decisions of the Shareholder Representative with respect to the amount to be paid to any such Beneficial Owner, and the Escrow Agent shall have no duty to determine or confirm the accuracy of any calculations or other information provided to the Escrow Agent by the Shareholder Representative.

          (b) Each Beneficial Owner shall provide the Escrow Agent with all information and shall execute all documents reasonably deemed necessary or advisable by the Escrow Agent as to the Holdback Shares. The Escrow Agent shall not be obligated to make distributions to a Beneficial Owner until all such information and documentation has been supplied to the Escrow Agent.

          (c) Each Beneficial Owner shall be responsible for complying with Federal income tax laws as they relate to him or her.

     10.     Shareholder Representative.

          (a)                 shall be the initial representative for the Holdback Beneficial Owners listed on Schedule 1 hereto and no other Holdback Beneficial Owner and shall have and exercise the responsibility and authority set forth in this Escrow Agreement on behalf of such Holdback Beneficial Owners. Subject to the foregoing, the Shareholder Representative shall promptly and completely exercise such authority in a timely manner to:

               (i) participate in, represent and bind the Holdback Beneficial Owners in all respects with respect to any arbitration or legal proceeding relating to this Escrow Agreement, including, without limitation, the defense and settlement of any matter, and the calculation thereof for every purpose thereunder, consent to jurisdiction, to enter into any settlement, and to entry of judgment, each with respect to any or all of the Holdback Beneficial Owners; provided, however, the Shareholder Representative shall have no authority under the Merger Agreement or this Escrow Agreement to bind any Beneficial Owner to pay or return any money or property other than the money and/or Holdback Shares that are then being held by the Escrow Agent under this Escrow Agreement;

               (ii) receive, comment on, accept and give notices and other communications relating to this Escrow Agreement;

               (iii) take any action that the Shareholder Representative deems necessary or desirable in order to fully effectuate the transactions contemplated by this Escrow Agreement; and

               (iv) execute and deliver any instrument or document that the Shareholders Representative deems necessary or desirable in the exercise of his authority under this Escrow Agreement.

          (b) Those Holdback Beneficial Owners who have the right to receive a majority of the Southern Financial Common Stock that may be distributed to the Holdback Beneficial Owners out of the Escrow Account and who have duly appointed the Shareholder Representative (a “Majority in Interest”), may at any time and by written action delivered to the Escrow Agent, remove the Shareholder Representative or any successor thereto, but such removal shall be effective only upon the replacement of such Shareholder Representative or successor by a new Shareholder Representative designated, by written notice delivered to the Escrow Agent by those Holdback Beneficial Owners who hold a Majority in Interest; provided, however, that any such notice shall be only effective upon actual receipt by the Escrow Agent. Any such written notice shall be delivered to the Escrow Agent in accordance with the notice provisions set forth herein. If any Shareholder Representative shall have died, become incapacitated or unable to serve or resigned, those Holdback Beneficial Owners who, as of immediately prior to the Effective Date, hold a Majority in Interest shall promptly designate by written notice delivered to the Escrow Agent, a replacement Shareholder Representative.

          (c) Any reasonable costs and expenses incurred by the Shareholder Representative in connection with actions taken pursuant to or permitted by this section will be borne, directly or indirectly, by the Holdback Beneficial Owners and paid or reimbursed to the Shareholder Representative pro rata. If a Beneficial Owner does not pay or reimburse such costs and expenses, the Shareholder Representative may require that Holdback Shares or other property which would otherwise be distributed to such Holdback Beneficial Owners pursuant to this Escrow Agreement be distributed to the Shareholder Representative at any time in connection with such reimbursement. Any such claims for reimbursement shall be delivered to the Escrow Agent on or before the date of notice required pursuant to Section 6(a) hereof.

          (d) All parties hereto shall be entitled to rely on all actions and communications of any such Shareholder Representative as being genuine and binding on all of the Holdback Beneficial Owners.

          (e) The Shareholder Representative shall have no liability to any Beneficial Owner for any act or omission or obligation hereunder, provided that such action or omission is taken by the Shareholder Representative in good faith and without willful misconduct.

     11.     The Escrow Agent’s Responsibilities.

          (a) The Escrow Agent’s Responsibilities. The Escrow Agent’s sole responsibilities with respect to the Holdback Shares and cash shall be for the receipt and holding of the Holdback Shares in the Escrow Account, and the disbursement thereof in accordance with this Escrow Agreement. The Escrow Agent shall have no other responsibility or obligation of any kind, and shall not be required to take any other action with reference to any matters that might arise, in connection with the Holdback Shares and cash in the Escrow Account, any dividends with respect thereto, or this Escrow Agreement. The Escrow Agent may in accordance with this Escrow Agreement act upon (and shall be fully protected in acting upon) any written instruction or other instrument that the Escrow Agent in good faith believes to be genuine and what it purports to be. The Escrow Agent shall not be liable to any person for anything that the Escrow Agent may do or refrain from doing in accordance with this Escrow Agreement, unless such action or inaction results from the Escrow Agent’s gross negligence or willful misconduct.

     The Escrow Agent has no duty to determine or inquire into any happening or occurrence or any performance or failure of performance of the Shareholder Representative with respect to agreements or arrangements with any other party. The Escrow Agent shall not be required to determine the validity or sufficiency, whether in form or in substance, of any instrument, document, certificate, statement or notice referred to in this Escrow Agreement or contemplated hereby, and it shall be sufficient if any writing purporting to be such instrument, document, certificate, statement or notice is delivered to the Escrow Agent and purports on its face to be correct in form and signed or otherwise executed by the party or parties required to sign or execute the same under this Escrow Agreement.

     The duties and responsibilities of the Escrow Agent hereunder shall be determined solely by the express provisions of this Escrow Agreement and no other or further duties or responsibilities shall be implied, including, but not limited to, any obligation under or imposed by any laws of the Commonwealth of Virginia upon fiduciaries.

     No shares of Southern Financial Common Stock or monies with respect thereto shall be disbursed by the Escrow Agent until it has collected such shares and funds. The Escrow Agent shall act as a depository only, and the Escrow Agent is not a party to, and is not bound by or charged with notice of, any agreement out of which this escrow may arise, other than this Escrow Agreement.

          (b) Possible Disagreements. If any disagreement should arise among any of the parties hereto or any other party (and the Escrow Agent is notified in writing of such disagreement) with respect to the Holdback Shares or cash held in the Escrow Account, any dividends with respect thereto, or this Escrow Agreement, or if the Escrow Agent in good faith is in doubt as to what action should be taken hereunder, the Escrow Agent shall have the absolute right (but not the obligation) as its election to do either or both of the following:

               (i) withhold or stop all further performance under this Escrow Agreement and all notices or instructions received in connection herewith until the Escrow Agent is satisfied that such disagreement or such doubt has been resolved; or

               (ii) file a suit in interpleader and obtain an order from a court of appropriate jurisdiction requiring all persons involved to litigate in such court, at their own expense, their respective claims arising out of or in connection with the Holdback Shares and cash held in the Escrow Account and any dividends with respect thereto (the right of the Escrow Agent to institute such bill of interpleader, however, shall not be deemed to modify the manner in which the Escrow Agent is entitled to make disbursements of the Holdback Shares and cash held in the Escrow Account and any dividends with respect thereto as herein above set forth, other than to tender the Holdback Shares into a registry of such court).

     12.     Hold Harmless. The Shareholder Representative, on behalf of all of the Holdback Beneficial Owners, hereby releases, acquits and discharges the Escrow Agent and agrees to hold the Escrow Agent and its officers, directors, employees, agents and attorneys (collectively, the “Indemnitee”) harmless from any and all losses, costs, damages, expenses, claims and attorneys’ fees suffered or incurred by the Shareholder Representative or such Holdback Beneficial Owners as a result of, in connection with or arising from or out of the acts or omissions of an Indemnitee in performance of or pursuant to this Escrow Agreement, except such acts or omissions as may result from such Indemnitee’s willful misconduct or gross negligence. All protections and indemnities benefiting the Escrow Agent (and any other Indemnitee) are cumulative of any other rights it (or they) may have by law or otherwise, and shall survive the termination of the Escrow Agreement.

     13.     Termination.

          (a) This Escrow Agreement and the escrow arrangement described herein shall terminate and any Holdback Shares, any dividends with respect the Holdback Shares and any other amounts remaining in the Escrow Account shall be distributed to the Holdback Beneficial Owners in the manner provided in Section 9 hereof and on the date set forth in Section 6 hereof.

          (b) Southern Financial shall also, at any time and in its sole discretion, have the authority to terminate this Agreement and direct the Escrow Agent to distribute any Holdback Shares and cash in the Escrow Account to the Holdback Beneficial Owners without reduction or offset.

          (c) This Escrow Agreement shall automatically terminate upon the distribution of all of the Holdback Shares held in accordance with the terms hereof, or if not sooner terminated shall automatically terminate following the second anniversary of the Closing Date and the distribution of all Holdback Shares and cash held in the Escrow Account.

     14.     Miscellaneous.

          (a) Notices. Any and all notices, requests, instructions and other communications required or permitted to be given under this Escrow Agreement after the date hereof by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier service or sent by mail or by facsimile transmission, at the respective addresses or transmission numbers set forth below and shall be effective (i) in the case of personal delivery or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three (3) business days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one (1) business day after delivery to such courier service together with all appropriate fees or charges and instructions for such overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section 14(a). All communications must be in writing and addressed as follows:

Southern Financial Bancorp, Inc.
37 East Main Street
Warrenton, Virginia 20186
Fax No.: (540) 349-3904

Attention: Ms. Georgia S. Derrico

With a copy to:

Bracewell & Patterson, L.L.P.
711 Louisiana Street, Suite 2900
Houston, Texas 77002-2781
Fax No.: (713) 221-1212

Attention: Mr. William T. Luedke IV

If to Essex:

Essex Bancorp, Inc.
9 Interstate Corporate Center
Norfolk, Virginia 23502
Fax No.: (757) 466-2827

Attention: Mr. Gene D. Ross

With a copy to:

Elias, Matz, Tiernan & Herrick
734 15th Street NW, 12th Floor
Washington, D.C. 20005
Fax No.: (202) 347-2172

Attention: Mr. Timothy B. Matz

If to Escrow Agent:

Southern Financial Bancorp, Inc.
37 East Main Street
Warrenton, Virginia 20186
Fax No.: (540) 349-3904

Attention:

          (b) Binding Agreement. This Escrow Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal representatives and assigns. Nothing in this Escrow Agreement is intended or shall be construed to give any party, other than the parties hereto, any legal or equitable rights, remedy or claim under or in respect of this Escrow Agreement or any provision contained herein.

          (c) Specific Performance. The parties to this Escrow Agreement hereby declare that it may be impossible to measure in money the damages that will accrue to a party to this Escrow Agreement, his legal representatives, successors or assigns by reason of a failure to perform any of the obligations under this Escrow Agreement. Therefore, if a party hereto, his legal representatives, successors or assigns shall institute any action or proceeding to enforce the provisions of this Escrow Agreement, any person against whom such action or proceeding is brought hereby agrees that specific performance may be sought and obtained for any breach of this Escrow Agreement without the necessity or providing actual damages.

          (d) Assignment. This Escrow Agreement shall not be assigned by operation of law or otherwise. Prior to the distribution thereof, no portion of the Holdback Shares shall be subject to interference or control by any creditor of any Holdback Beneficial Owner or the Escrow Agent or be subject to being taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such party hereto prior to the disbursement thereof to such party hereto in accordance with the provisions of this Escrow Agreement. This Escrow Agreement and the Merger Agreement and related agreements constitute the entire agreement among the parties and there are no agreements, understandings, representations or warranties among the parties on the subject matter hereof other than those set forth herein and therein.

          (e) Headings. The section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said sections.

          (f) Further Cooperation. Each party hereto shall cooperate, shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Escrow Agreement.

          (g) Counterparts. This Escrow Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original.

          (h) Applicable Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without giving effect to conflicts of laws principles, except that the provisions of Title 26 of the Code of Virginia concerning fiduciary duties and liabilities of trustees shall not apply to this Escrow Agreement. The parties expressly waive such duties and liabilities, it being their intent to create solely an agency relationship and hold the Escrow Agent liable only in the event of its gross negligence or willful misconduct.

          (i) Amendment. This Escrow Agreement may be amended only by a written instrument executed by Southern Financial, the Escrow Agent and the Shareholder Representative; provided, however, that no amendment that reduces the amount that any Beneficial Owner will receive under this Agreement shall be effective without such Holdback Beneficial Owners’ consent.

[Signature Page Follows]

     IN WITNESS WHEREOF, the parties have duly caused this Escrow Agreement to be effective as of the date first written.

SOUTHERN FINANCIAL BANCORP, INC.

By:

Georgia S. Derrico
Chairman of the Board and Chief Executive Officer

ESSEX BANCORP, INC.

By:

Gene D. Ross
President and Chief Executive Officer

“ESCROW AGENT”

SOUTHERN FINANCIAL BANCORP, INC.

By:

“SHAREHOLDER REPRESENTATIVE”

________________, Shareholder Representative

[Signature Page to Holdback Escrow Agreement]

Schedule 1

Shareholder Information

Schedule 2

Scheduled Loans

Appendix C

RP® FINANCIAL, LC.
Financial Services Industry Consultants

November 20, 2003

Board of Directors Essex Bancorp, Inc. Interstate Corporate Center Norfolk, Virginia 23502

Members of the Board:

You have requested RP® Financial, LC. (“RP Financial”) to provide you with its opinion as to the fairness from a financial point of view to the shareholders of Essex Bancorp, Inc., Norfolk, Virginia (“Essex”), the holding company for Essex Savings Bank, F.S.B. (the “Bank”), of the Amended and Restated Agreement and Plan of Reorganization (the “Agreement”), by and among Southern Financial Bancorp, Inc., Warrenton, Virginia (“Southern Financial”), a Virginia banking corporation with its principal subsidiary being Southern Financial Bank, Essex and LoanCare Servicing Center, Inc. (“LoanCare”), which is a wholly-owned subsidiary of the Bank, hereinafter referred to as the “Merger”. As summarized below, the Merger involves the exchange of Essex common stock (“Essex Common Stock”) for newly-issued shares of Southern Financial common stock and the issuance of newly-issued shares of LoanCare to Southern Financial, representing a 24.9% interest, subsequent to the spinoff (“Spinoff”) of LoanCare to Essex shareholders (other than holders of restricted Essex Common Stock) immediately prior to the consummation of the Merger. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement, dated July 24, 2003, inclusive of the exhibits, which is incorporated herein by reference.

In preparing this opinion, we have incorporated by reference our opinion dated July 24, 2003. Several events have occurred since July 24, 2003 that have been considered herein, including, but not limited to: the original merger agreement has been amended and restated; the September 30, 2003 financial statements for Essex and Southern Financial; the merger exchange ratios have been adjusted due to Southern Financial’s 10% stock dividend effective October 31, 2003; the merger exchange ratios have also been adjusted for the October 15, 2003 granting of 21,000 shares of restricted Essex Common Stock to Gene D. Ross, Chairman, President and CEO of Essex Bancorp, which is subject to shareholder approval, and the granting of 24,962 shares of restricted Essex Common Stock to Elias Matz Tiernan & Herrick, L.L.P.; and, the announcement of Southern Financial’s agreement to merge with Provident Bankshares Corporation, Baltimore, Maryland, dated November 3, 2003 (“Provident Merger”).

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors
November 20, 2003

Summary Description of Consideration

     At the Effective Time, by virtue of the Merger, each share of Essex Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares) shall be converted into and exchanged for up to 0.38719 shares (the “Total Exchange Ratio” or the “Merger Consideration”) of common stock of Southern Financial (“Southern Financial Common Stock”), assuming that the 21,000 shares of restricted Essex Common Stock awarded to Mr. Ross is approved by Essex’s shareholders. The number of Southern Financial shares issued in the Merger may be adjusted, with a portion of the shares of Southern Financial Common Stock being delivered at closing (“Closing Exchange Ratio”) and a portion of the shares of Southern Financial Common Stock being distributed to shareholders based on the performance of certain Essex loans (the “Holdback Exchange Ratio”). Subject to any adjustment to the Total Exchange Ratio or the Holdback Exchange Ratio, approximately 985,795 shares of Southern Financial Common Stock would be issued to shareholders of Essex upon completion of the Merger, of which approximately 70,576 shares of Southern Financial Common Stock would be held in escrow for possible future issuance to the Essex shareholders. Assuming no adjustment to the Total Exchange Ratio or Holdback Exchange Ratio, (i) the Closing Exchange Ratio would be 0.35947 and (ii) the Holdback Exchange Ratio would be 0.02772. It is a condition to closing that the total of Essex’s non-accrual loans, other real estate owned and accruing loans 90 days or more past due not exceed $3,242,068. However, Southern Financial has agreed to waive this condition if Essex agrees to increase the Holdback Exchange Ratio by the difference between the sum of Essex’s non-accrual loans, other real estate owned and accruing loans past due 90 days or more and $2,701,723. If the Holdback Exchange Ratio is adjusted, the Closing Exchange Ratio would be decreased accordingly so the Total Exchange Ratio remains unchanged.

     The Total Exchange Ratio may be adjusted if the average per share closing price of Southern Financial common stock during the 10 consecutive trading days ending on and including the third trading day immediately prior to closing (“Average Share Price”) is less than $24.10 but more than $22.68. Under these circumstances, Adjusted Total Exchange Ratio would be calculated by dividing the product of $24.10 and Total Exchange Ratio by the Total Exchange Ratio of 0.38719 by the Average Share Price. If the Average Share Price is less than $22.68, Essex may terminate the Agreement, subject to the right, but not the obligation, of Southern Financial to adjust the Total Exchange Ratio to a number determined by dividing the product of $22.68 and 0.38719 by the Average Share Price. The trading price of Southern Financial has increased since the Provident Merger announcement, and, as of November 19, 2003, the closing price of Southern Financial was $42.40 per share. Cash will be paid in lieu of fractional shares.

     In the event that the 21,000 shares of restricted Essex Common Stock awarded to Mr. Ross is not approved by shareholders, then such award will be cancelled and there will be fewer shares of Essex issued and outstanding at the time of the Merger, and the Total Exchange Ratio will increase from 0.38719 to 0.39041 shares of Southern Financial Common Stock for each share of Essex Common Stock outstanding.

     Immediately prior to the Effective Time, Essex shall consummate the Spinoff of LoanCare in accordance with the Agreement and the Distribution Agreement, whereby the

Board of Directors
November 20, 2003

shareholders of Essex (other than holders of restricted Essex Common Stock) will hold all of the issued and outstanding LoanCare Common Stock. At the Effective Time, LoanCare shall issue to Southern Financial a number of newly-issued shares of LoanCare Common Stock which is sufficient to give Southern Financial a 24.9% interest in LoanCare.

RP Financial Background and Experience

     RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions. As specialists in the securities of financial institutions, RP Financial has experience in, and knowledge of, the Virginia and Mid-Atlantic and Southeast markets for thrift and bank securities and financial institutions operating in Virginia.

Materials Reviewed

     Pursuant to this engagement, RP Financial reviewed the following material: (1) the Amended and Restated Agreement and Plan of Reorganization, dated July 24, 2003, including exhibits; (2) financial and other information for Essex, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations: (a) audited and unaudited financial statements for the fiscal years ended December 31, 1998 through 2002, and for the nine months ended September 30, 2003, (b) shareholder and regulatory financial reports through September 30, 2003 and internal financial data through September 30, 2003, (c) the proxy statements for the last three years, (d) the July 5, 2001 proxy statement pertaining to Essex’s “going private” transaction and the pro forma impact of completing such transaction, (e) Essex’s strategic planning materials and results of the separate board and management planning retreats over the last five years, (f) the indications of interest by third parties regarding potential strategic affiliations and merger transactions and sale of control transactions involving Essex over the last several years, (g) Essex’s budget and business plan for calendar 2003, and (h) Essex’s management and Board comments regarding past and current business, operations, financial condition, and future prospects; and (3) financial and other information for Southern Financial including: (a) audited and unaudited financial statements for the fiscal years ended December 31, 1998 through 2002, and for the nine months ended September 30, 2003, (b) shareholder, regulatory and internal financial and other reports through June 30, 2003, and shareholder reports through September 30, 2003, (c) the annual proxy statement for the last three years and the Form S-4, (d) the fiscal 2003 budget, as revised, (e) Southern Financial’s management comments regarding past and current business, operations, financial condition, and future prospects, (f) recent research analysts’ reports pertaining to Southern Financial, and (g) the trading characteristics of Southern Financial’s stock over the last 3 years.

     RP Financial also considered the terms of the Provident Merger, announced November 3, 2003, whereby the Southern Financial shares issued to Essex shareholders will also be eligible to receive 1.0875 shares of Provident common stock and $11.125 in cash for each share of

Board of Directors
November 20, 2003

Southern Financial Common Stock, subject to certain adjustments. Also, RP Financial took into account the preliminary estimates of the pro forma impact of the Provident Merger on Provident’s pro forma per share data, stock pricing characteristics, operations and market area, based on the Provident’s press releases, securities filings, conference calls and slideshows pertaining to the Provident Merger. RP Financial also considered the trading characteristics in Provident’s stock since the Provident Merger was announced.

     RP Financial reviewed financial, operational, market area and stock price and trading characteristics for Essex relative to publicly-traded savings, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Essex and Southern Financial and the public perception of the savings institution and commercial banking industries. RP Financial also specifically considered (in separate analyses provided to the Essex board): (1) the financial terms, financial and operating condition and market area of other pending and recently completed acquisitions of relatively comparable savings institutions regionally; (2) discounted cash flow analyses incorporating future prospects for Essex; (3) the future prospects for Southern Financial; (4) the pro forma impact on Southern Financial of the acquisition of Essex, which is expected to be accounted for as a purchase, before and after the pro forma impact of Southern Financial’s 24.9% ownership interest in LoanCare and reflecting the Total Exchange Ratio and the Closing Exchange Ratio; (5) the pro forma pricing characteristics of Southern Financial’s common stock as a result of the Merger at difference pricing levels; and (6) the pro forma prospects for LoanCare and a preliminary estimate of a range of value of LoanCare’s common stock on a post-Spinoff basis, incorporating increased expense assumptions and a higher risk profile than as a subsidiary of the Bank; and (7) the potential value of Merger assuming that the trading price of Southern Financial’s stock increases or decreases, including Southern Financial’s option to increase the number of shares issued to Essex shareholders in the event Southern Financial’s Average Share Price falls below required to increase consideration if price between $24.10 and $22.68 — only optional if price falls below $22.68. RP Financial considered the value of the Merger both before and after the value contribution from LoanCare.

     RP Financial considered the increase in value provided by the Provident Merger to current holders of Essex shares above the value provided in the Merger with Southern Financial; specifically, the 1.0875 shares of Provident stock and $11.125 in cash for each share of Southern Financial Common Stock upon the subsequent closing of the Provident Merger. Based upon the stated value of the Provident Merger consideration of $44.50 for each Southern Financial share, Essex shareholders would effectively receive $17.23 and $16.00 per Essex share for the Total Exchange Ratio and the Closing Exchange Ratio, respectively, including the restricted stock awards but before accounting for the value of LoanCare following the Spinoff. Including the estimated value of the 75.1% ownership interest of LoanCare, Essex shareholders would effectively receive $18.40 and $17.16 per share for the Total Exchange Ratio and the Closing Exchange Ratio, respectively, from the Provident Merger.

     In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Essex and Southern Financial furnished by the respective institutions to RP Financial for review, as well as publicly available

Board of Directors
November 20, 2003

information regarding other financial institutions and economic and demographic data. RP Financial relied upon publicly-available information pertaining to the Provident Merger. Essex and Southern Financial did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Essex or Southern Financial.

     RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on Southern Financial that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.

Opinion

     It is understood that this letter is directed to the Board of Directors of Essex in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of Essex as to any action that such shareholder should take in connection with the Agreement, or otherwise.

     It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

     It is understood that this opinion may be included in its entirety in any communication by Essex or its Board of Directors to the shareholders of Essex. It is also understood that this opinion may be included in its entirety in any regulatory filing by Essex or Southern Financial, and that RP Financial consents to the summary of the opinion in the proxy materials of Essex, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial’s prior written consent.

     Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial’s opinion that, as of the date hereof, the Merger Consideration to be received by Essex’s shareholders, as described in the Agreement, is fair to such shareholders from a financial point of view.

Respectfully submitted,

RP FINANCIAL, LC.

Appendix D

VIRGINIA STOCK CORPORATION ACT

Article 15. Dissenters’ Rights

§ 13.1-729. Definitions

In this article:

     “Corporation” means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, “corporation” means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, “corporation” means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters’ rights on the acquiring corporation.

     “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 13.1-730 and who exercises that right when and in the manner required by §§ 13.1-732 through 13.1-739.

     “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

     “Shareholder” means the record shareholder or the beneficial shareholder.

§ 13.1-730. Right to Dissent

A.	A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

1.	Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under § 13.1-719;

2.	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

3.	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter’s rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

4.	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

B.	A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

C.	Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

1.	The articles of incorporation of the corporation issuing such shares provide otherwise;

2.	In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

a.	Cash;

b.	Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger of share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

c.	A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

3.	The transaction to be voted on is an “affiliated transaction” and is not approved by a majority of “disinterested directors” as such terms are defined in § 13.1-725.

D.	The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

1.	The proposed corporate action is abandoned or rescinded;

2.	A court having jurisdiction permanently enjoins or sets aside the corporate action; or

3.	His demand for payment is withdrawn with the written consent of the corporation.

E.	Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under § 501(c) or § 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private shareholder or individual shall be entitled to dissent and obtain payment for his shares under this article.

§ 13.1-731. Dissent by Nominees and Beneficial Owners

A.	A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

B.	A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

1.	He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

2.	He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

§ 13.1-732. Notice of Dissenters’ Rights

A.	If proposed corporate action creating dissenters’ rights under §13.1-730 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

B.	If corporate action creating dissenters’ rights under §13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 13.1-734.

§ 13.1-733. Notice of Intent to Demand Payment

A.	If proposed corporate action creating dissenters’ rights under § 13.1-730 is submitted to a vote at a shareholders’ rights meeting, a shareholder who wishes to assert dissenter’s rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

B.	A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

§ 13.1-734. Dissenters’ Notice

A.	If proposed corporate action creating dissenters’ rights under § 13.1-730 is authorized at a shareholders’ meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters’ notice in writing to all shareholders who satisfied the requirements of § 13.1-733.

B.	The dissenters’ notice shall:

1.	State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

2.	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.	Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

4.	Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters’ notice; and

5.	Be accompanied by a copy of this article.

§ 13.1-735. Duty to Demand Payment.

A.	A shareholder sent a dissenters’ notice described in § 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters’ notice pursuant to subdivision 3 of subsection B of § 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

B.	The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

C.	A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

§ 13.1-736. Share Restrictions

A.	The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

B.	The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

§ 13.1-737. Payment

A.	Except as provided in § 13.1-738, within thirty days after receipt of a payment demand made pursuant to § 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation’s principal office is located, or, if none of this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

B.	The Payment Shall be Accompanied By:

1.	The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters’ rights, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

2.	An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

3.	A statement of the dissenters’ right to demand payment under § 13.1-739; and

4.	A copy of this article.

§ 13.1-738. After-acquired Shares

A.	A corporation may elect to withhold payment required by § 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters’ notice.

B.	To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 13.1-739.

§ 13.1-739. Procedure if Shareholder Dissatisfied with Payment or Offer

A.	A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 13.1-737), or reject the corporation’s offer under § 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under § 13.1-737 or offered under § 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

B.	A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

§ 13.1-740. Court Action

A.	If a demand for payment under § 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

B.	The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

C.	The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D.	The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

E.	The jurisdiction of the court in which the proceeding is commenced under subjection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

F.	Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court Costs and Counsel Fees

A.	The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under § 13.1-739.

B.	The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

1.	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of § § 13.1-732 through 13.1-739; or

2.	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

C.	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

D.	In a proceeding commenced under subsection A of § 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

Appendix E

INFORMATION STATEMENT RELATING TO

LOANCARE SERVICING CENTER, INC.
(f/k/a ESSEX HOME MORTGAGE SERVICING CORPORATION)
AND THE DISTRIBUTION

      This Information Statement is being furnished to shareholders of Essex Bancorp, Inc., a Virginia corporation (“Essex”), in connection with the contemplated pro rata distribution (the “Distribution”) to Essex shareholders of all of the outstanding shares of common stock, par value $.10 per share (“LoanCare Common Stock”), of LoanCare Servicing Center, Inc., formerly known as Essex Home Mortgage Servicing Corporation, a Virginia corporation and wholly owned indirect subsidiary of Essex (“LoanCare”). The holders of shares of common stock of Essex, par value $.01 per share (“Essex Common Stock”), other than holders of restricted Essex Common Stock, will receive one share of LoanCare Common Stock with respect to each share of Essex Common Stock held by such holder on the record date for the Distribution (the “Distribution Record Date”). The Distribution will result in 100% of the then outstanding shares of LoanCare Common Stock being distributed to Essex shareholders on a share-for-share basis. The Distribution is being effected by Essex in connection with the acquisition by Southern Financial Bancorp, Inc., a Virginia corporation (“Southern Financial”), of Essex. The acquisition by Southern Financial will be made pursuant to a merger (the “Merger”) of Essex with and into Southern Financial immediately following the Distribution, with Southern Financial (sometimes hereinafter referred to as the “Surviving Corporation”) surviving the Merger.

      As provided for in the Merger Agreement (defined below), which is attached as Appendix A to the Proxy Statement/ Prospectus dated                     , 2003 of Essex and Southern Financial relating to the Merger (the “Proxy Statement/ Prospectus”), immediately after the Distribution, LoanCare will sell to Southern Financial shares of LoanCare Common Stock so that upon completion of the sale and giving effect to the Distribution, the Merger, and the grant of restricted shares of LoanCare Common Stock to a key employee of LoanCare, Southern Financial will own 24.9% of the outstanding shares of LoanCare Common Stock (the “Southern Financial Acquisition”). This Information Statement is attached as Appendix E to the Proxy Statement/ Prospectus.

      No consideration will be paid by Essex shareholders for the shares of LoanCare Common Stock that they will receive in the Distribution. There is no public trading market for the shares of LoanCare Common Stock and none is expected to develop. There are substantial restrictions on transferability on the shares of LoanCare Common Stock.

      The Distribution has not yet been declared by the Essex Board of Directors (the “Essex Board”), and, accordingly, the Distribution Record Date has not yet been determined. The Distribution is conditioned on, among other things, the satisfaction of all conditions to the parties’ obligations to consummate the Merger provided for in the Amended and Restated Agreement and Plan of Reorganization, dated as of July 24, 2003 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Southern Financial, Essex and LoanCare.

NO VOTE OF ANY SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. LOANCARE IS NOT REQUESTING A PROXY FROM ESSEX SHAREHOLDERS IN CONNECTION WITH THE DISTRIBUTION. THIS INFORMATION STATEMENT IS BEING PROVIDED TO ESSEX SHAREHOLDERS SOLELY TO PROVIDE THEM INFORMATION REGARDING LOANCARE AND THE DISTRIBUTION.

The date of this Information Statement is                     , 2003.

FORWARD-LOOKING STATEMENTS	E-1
SUMMARY	E-1
The Company	E-1
Circumstances of the Distribution	E-1
The Distribution	E-2
SPECIAL FACTORS	E-7
Impact of the Merger on Business to Be Conducted by LoanCare	E-7
Risks Associated With LoanCare’s Business Operations After the Merger	E-7
LoanCare Will Have Limited Financial Resources	E-8
LoanCare’s Relationship With Southern Financial After the Merger	E-8
Intense Competition in the Servicing and Subservicing Industry	E-8
LoanCare’s Dependence Upon Key Personnel	E-8
The Distribution May Not Be Tax-Free to Essex Shareholders	E-9
Dividends and Dividend Policy	E-9
Absence of Trading Market; Restrictions on Resale	E-9
Future Acquisitions; Dilution	E-9
Risks Associated with the Mortgage Servicing Business	E-9
Government Regulation	E-11
Substantial Shareholders; Certain Provisions of the Restated Articles	E-12
THE COMPANY	E-12
Introduction	E-12
Servicing and Subservicing	E-12
LoanCare’s Business	E-13
LoanCare Mortgage Loan Subservicing Operations and Functions	E-14
Servicing Department Infrastructure	E-16
Competition	E-16
Regulation	E-17
Licensing	E-18
Employees	E-18
Properties	E-18
Legal Proceedings	E-19
Federal and State Taxation	E-19
THE MERGER	E-19
Proposed Merger of Essex and Southern Financial	E-19
Proposed Merger of Southern Financial and Provident	E-20
THE DISTRIBUTION	E-20
Background of and Reasons for the Distribution	E-20
Terms of the Distribution Agreement	E-21

i

OTHER ANCILLARY AGREEMENTS	E-24
Correspondent Banking Agreement	E-24
Southern Financial Acquisition Agreement	E-25
Stockholders’ Agreement	E-25
Tax Allocation Agreement	E-26
Sublease Agreement	E-27
Subservicing Agreement	E-27
CERTAIN FEDERAL INCOME TAX CONSEQUENCES	E-28
RELATIONSHIP WITH SOUTHERN FINANCIAL	E-29
TRADING OF LOANCARE COMMON STOCK	E-29
Transfer Restrictions	E-29
Restrictions Under the Stockholders’ Agreement	E-30
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	E-31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	E-37
MANAGEMENT	E-45
Officers and Directors	E-45
Business Experience of the Officers and Directors	E-45
LoanCare Board and Committees	E-46
Director Terms and Compensation	E-47
Interests of Management in the Distribution and the Merger	E-47
EXECUTIVE COMPENSATION TABLES	E-50
Summary Compensation Table	E-50
Option Grants and Exercises in Last Fiscal Year	E-51
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF LOANCARE	E-52
COMPENSATION PLANS IN EFFECT AFTER THE DISTRIBUTION	E-53
401(k) Plan	E-53
2004 Stock Incentive Plan	E-53
DESCRIPTION OF LOANCARE CAPITAL STOCK	E-55
Authorized Capital Stock	E-55
LoanCare Common Stock	E-55
Description of Certain Statutory, Articles of Incorporation and Bylaw Provisions	E-56
Amendment of Certain Charter and Bylaw Provisions	E-56
Indemnification and Insurance	E-56
COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF COMMON STOCK	E-57
INDEX TO FINANCIAL STATEMENTS	E-62
INDEX OF DEFINED TERMS	E-85

ii

FORWARD-LOOKING STATEMENTS

      This Information Statement contains historical facts and forward-looking statements and information, including, without limitation, information appearing in the “Special Factors,” “The Company” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this Information Statement. Financial projections and words or phrases denoting the anticipated results of future events, such as “anticipate,” “believe,” “estimate,” “expects,” “goal,” “intend,” “may,” “project,” “shall,” “will” and similar expressions that denote uncertainty are intended to identify such forward-looking statements and information. Such forward-looking statements and information involve risks and uncertainties, including, but not limited to: risks associated with LoanCare’s business operations and business strategy; absence of a trading market for LoanCare Common Stock and restrictions on resale; risks associated with government regulation; and other risks, including, without limitation, those described in the “Special Factors” section of this Information Statement. Because of the foregoing and other factors, recent trends should not be considered reliable indicators of future financial performance or condition. Furthermore, LoanCare’s actual results, performance or achievements could differ materially from the results expressed in, or implied by, such forward-looking statements. LoanCare does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

      The following summarizes certain information contained elsewhere in this Information Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information included elsewhere in this Information Statement, which should be read in its entirety. This Information Statement is attached as Appendix E to the Proxy Statement/ Prospectus of Essex and Southern Financial relating to the Merger of Essex with and into Southern Financial, with Southern Financial as the Surviving Corporation. Unless otherwise defined herein, capitalized terms used in this Summary shall have the respective meanings ascribed to them elsewhere in this Information Statement.

The Company

      LoanCare was founded in 1983 as Essex Home Mortgage Servicing Corporation and, on October 8, 2003, changed its name to LoanCare Servicing Center, Inc. It is organized to conduct a mortgage loan servicing and subservicing business. LoanCare began operations to service loans for Essex Savings Bank, F.S.B. (“Essex Bank”) and since 1991 has also engaged in subservicing activities for unaffiliated financial services providers nationwide. LoanCare provides a full range of loan administrative services for its clients in exchange principally for fee based income. LoanCare is an approved servicer with the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac), the Government National Mortgage Association (Ginnie Mae), the Federal Housing Administration of the Department of Housing and Urban Development (HUD), the Veterans Administration (VA), several national financial institutions and a number of other private investors. As of September 30, 2003, LoanCare subserviced approximately 46,000 loans for over 100 entities, in 50 states and the District of Columbia, with outstanding principal balances of approximately $5.6 billion. In 2002, LoanCare had revenue of approximately $3.8 million and earned net income of approximately $1.0 million.

      LoanCare’s principal executive offices are located at 9 Interstate Corporate Center, Norfolk, Virginia 23502. Its telephone number is (757) 892-1700. See “The Company.”

Circumstances of the Distribution

      LoanCare is currently a wholly owned indirect subsidiary of Essex. Essex has entered into the Merger Agreement whereby, upon the terms and subject to the conditions set forth therein and in the Distribution Agreement (defined below), Essex will be merged with and into Southern Financial with Southern Financial as the Surviving Corporation. In connection with and in order to facilitate the Merger, Essex has agreed to effect immediately prior to the effectiveness of the Merger, the Distribution of all 2,500,052 of the outstanding shares of LoanCare Common Stock to the Essex shareholders (other than holders of restricted Essex Common Stock) on a share-for-share basis, which is structured to be tax free to Essex shareholders for federal income tax purposes. After the Distribution, LoanCare will grant to Gene D. Ross, its President and Chief Executive Officer, 384,033 restricted shares of LoanCare Common Stock, which will constitute 10% of the then outstanding LoanCare Common Stock giving effect to the Southern Financial Acquisition. Upon completion of the Merger, LoanCare will complete the Southern Financial Acquisition by selling shares of LoanCare Common Stock to Southern Financial so that upon completion of such acquisition and related matters Southern Financial will own 24.9% of the then outstanding shares of LoanCare Common Stock.

The Distribution

Distributing Company	Essex.

Securities to be Distributed	All outstanding shares of LoanCare Common Stock will be distributed to Essex shareholders, other than holders of restricted Essex Common Stock. This does not include the award of restricted stock to be granted after the Distribution. See “The Distribution — Terms of the Distribution Agreement” and “Management — Interests of Management in the Distribution and Merger.”

Time of the Distribution	The Distribution is expected to be effective (the “Time of Distribution”) immediately prior to the time the Merger becomes effective (the “Effective Time”). Stock certificates for shares of LoanCare Common Stock will be mailed as soon as practicable after the Time of Distribution. See “The Distribution — Terms of the Distribution Agreement.”

Distribution Record Date	It is expected that the Distribution Record Date will be established as the day immediately prior to the day on which the Time of Distribution occurs. See “The Distribution — Terms of the Distribution Agreement.”

Reasons for the Distribution	Based upon the strategic objectives of Southern Financial, and consistent with Essex’s view of the long-term value of LoanCare, the parties agreed in connection with the negotiation of the Merger that upon completion of the Merger: the current shareholders of Essex (excluding holders of restricted Essex Common Stock) would obtain 65.1% percent of the outstanding shares of LoanCare Common Stock through the Distribution; Gene D. Ross, the President and Chief Executive Officer, LoanCare, would obtain 10% of the outstanding shares of LoanCare Common Stock, in the form of a grant of restricted stock in connection with the Distribution and his resignation from Essex and Essex Bank; and Southern Financial would acquire 24.9% of the outstanding shares of LoanCare through the Southern Financial Acquisition. See “The Distribution — Background of and Reasons for the Distribution.”

Trading Market	There is no existing trading market for LoanCare Common Stock and none is expected to develop. The Articles of Incorporation of LoanCare (the “LoanCare Articles of Incorporation”) will be amended and restated prior to the Distribution to provide for various restrictions on transfer of LoanCare

Common Stock (as so amended and restated, the “Restated Articles”). In addition, the shares of LoanCare Common Stock will be subject to the terms of a Stockholders’ Agreement proposed to be entered into by and among shareholders of LoanCare after the Distribution, the Merger and the Southern Financial Acquisition (“Stockholders’ Agreement”) containing certain additional restrictions on transferability. The form of the Stockholders’ Agreement is attached to this Information Statement as Appendix A. Any shareholder who wishes to become a party to the Stockholders’ Agreement may do so by executing and returning to LoanCare a signed copy of the execution page of the Stockholders’ Agreement included herein. The certificates evidencing the shares of LoanCare Common Stock will bear a legend referring to these restrictions on transfer. See “Special Factors — Absence of Trading Market; Restrictions on Resale.”

Conditions to the Distribution	Consummation of the Distribution is subject to, among other things, the conditions set forth in the distribution agreement among Essex, Southern Financial and LoanCare (“Distribution Agreement”) to be entered into in connection with the Distribution. See “The Distribution — Terms of the Distribution Agreement — Conditions to the Distribution.”

Transfers Associated with the Distribution	Pursuant to the Distribution Agreement, Essex and LoanCare will effect certain intercompany transfers of assets and assumptions of liabilities and will settle certain intercompany accounts. See “The Distribution — Terms of the Distribution — Transfers Associated with the Distribution; Assets and Liabilities of LoanCare.”

Distribution Agent	Chase Mellon Shareholder Services.

Tax Consequences	The Distribution has been structured to qualify as a tax-free spinoff with respect to the Essex shareholders pursuant to Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and, as a result, holders of Essex Common Stock should recognize no gain or loss upon the receipt of LoanCare Common Stock pursuant to the Distribution. The Distribution is expected to be a taxable event for Essex, but such tax is expected to be substantially offset by net operating loss carry-forwards available to Essex. LoanCare has not sought an opinion from its tax or legal advisors regarding the tax treatment of the Distribution and consummation of the Distribution and the Merger is not conditioned on obtaining any such opinion. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with LoanCare’s view of the tax characteristics of the Distribution. No ruling has been sought or will be received from the IRS. Moreover, no published rulings or cases squarely address the qualification under Section 355 of a transaction identical to the Distribution and related matters. If the IRS were to assert successfully that the Distribution did not qualify for tax-free treatment at the shareholder level, the receipt of LoanCare Common Stock in the Distribution would be a taxable transaction to the Essex shareholders for federal income tax purposes.

Essex shareholders are urged to consult their own tax advisors regarding such tax consequences. See “Certain Federal Income Tax Consequences.”

Dividends After the Distribution	LoanCare does not anticipate declaring and paying cash dividends on the LoanCare Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on the LoanCare Common Stock will be made by the Board of Directors of LoanCare (the “LoanCare Board”) from time to time in the exercise of its business judgment, taking into account, among other things, LoanCare’s results of operations and financial condition and any then existing or proposed commitments for the use by LoanCare of available funds. See “Special Factors — Dividends and Dividend Policy.”

Certain Provisions of Restated Articles and Restated Bylaws	Certain provisions of LoanCare’s Restated Articles and Restated Bylaws, which will be adopted in connection with the Distribution, may be deemed to have the effect of making more difficult an acquisition of control of LoanCare in a transaction not approved by the LoanCare Board. See “Special Factors — Substantial Shareholders; Certain Provisions of the Restated Articles” and “Description of LoanCare Capital Stock — Description of Certain Statutory, Articles of Incorporation and Bylaw Provisions.”

Proposed Merger of Essex and Southern Financial	If the Merger Agreement is approved and adopted by the Essex shareholders and the other conditions to the Merger are satisfied or waived, at the Effective Time Essex will be merged with and into Southern Financial with Southern Financial as the Surviving Corporation, and the separate existence of Essex will cease.

If the Merger is completed, each share of Essex Common Stock will automatically become the right to receive up to 0.38719 shares of Southern Financial common stock par value $.01 per share (“Southern Financial Common Stock”), subject to adjustment. Of this amount, Essex shareholders will receive, for each share of Essex Common Stock, 0.35947 shares of Southern Financial Common Stock upon completion of the Merger and an additional 0.02772 shares of Southern Financial Common Stock will be deposited into escrow for possible future distribution to the Essex shareholders based on whether and to the extent that Southern Financial incurs any losses within 18 months after completion of the Merger related to specified loans made by Essex prior to completion of the Merger.

The foregoing is a brief summary of certain terms of the Merger affecting LoanCare. A complete description of the Merger and the Merger Agreement may be found in the Proxy Statement/ Prospectus to which this Information Statement is attached as

Appendix E. See “The Merger — Proposed Merger of Essex and Southern Financial.”

Proposed Merger of Southern Financial and Provident	On November 3, 2003, Southern Financial and Provident Bankshares Corporation (“Provident”) entered into an Agreement and Plan of Reorganization (the “Provident Merger Agreement”). If the Provident Merger Agreement is approved and adopted by the shareholders of Southern Financial and Provident and the other conditions to the Provident Merger are satisfied or waived, at the effective time of the Provident Merger, Southern Financial will merge with and into Provident with Provident as the surviving corporation, and the separate existence of Southern Financial will cease.

It is a condition to the closing of the Provident Merger that the merger of Essex with and into Southern Financial be completed or be terminated in accordance with the terms of the Merger Agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. The Provident Merger is expected to close in the second quarter of 2004.

The Provident Merger will have no impact on the rights of holders of LoanCare Common Stock. See “The Merger — Proposed Merger of Southern Financial and Provident.”

Southern Financial Acquisition	At the Effective Time, LoanCare will issue to Southern Financial a number of newly issued shares of LoanCare Common Stock which is sufficient to give Southern Financial ownership of 24.9% of the issued and outstanding LoanCare Common Stock as of the Effective Time and after giving effect to a grant of restricted stock to Gene D. Ross, the President and Chief Executive Officer of LoanCare. See “The Distribution — Terms of the Distribution Agreement.”

Relationship with Southern Financial After the Distribution	Following the Merger, LoanCare will have certain continuing relationships with Southern Financial other than as a shareholder of LoanCare. These will include tax filing and payment allocation matters, ongoing commercial banking relations, loan subservicing activities, sublease of facilities and shareholder governance issues. A designee of Southern Financial will also serve as a director of LoanCare. All of these matters arise out of the separation of the business of LoanCare from Essex as contemplated by the Merger Agreement and the Distribution Agreement and Southern Financial’s acquisition of 24.9% of LoanCare pursuant to the Southern Financial Acquisition. After the Provident Merger, Provident will succeed to Southern Financial’s rights and obligations under the agreements with LoanCare. For additional details regarding these arrangements, see “The Distribution,” “Other Ancillary Agreements” and “Relationship with Southern Financial.”

Interests of Management in the Merger and Distribution	In connection with the Distribution and the Merger, Gene D. Ross, the President and Chief Executive Officer of Essex, Essex Bank and LoanCare, will receive certain payments and a grant of restricted shares of Essex Common Stock and will be awarded a grant of restricted shares of LoanCare Common Stock. He will also enter into a three year employment agreement with LoanCare. See “Management — Interests of Management in the Distribution and the Merger.”

Special Factors	Shareholders should carefully consider the matters discussed under the section entitled “Special Factors” in this Information Statement.

SPECIAL FACTORS

      Shareholders should carefully consider the following risks, together with other matters described in this Information Statement, in evaluating LoanCare’s business and prospects. If any of the events referred to below actually occur, LoanCare’s business, financial condition, liquidity and results of operations could suffer. In that case, the value of LoanCare Common Stock could decline. The risks described below are not the only ones that LoanCare faces. Additional risks not presently known to LoanCare or that LoanCare currently deems immaterial may also impair its business operations. Certain statements in this Information Statement (including certain of the following risk disclosures) constitute forward-looking statements.

Impact of the Merger on Business to Be Conducted by LoanCare

      LoanCare will continue to service loans for Essex Bank, as a subsidiary of Southern Financial, however, in connection with the Merger, Essex Bank has eliminated or curtailed certain lending activities that will result in reduced servicing opportunities for LoanCare. There can be no assurance that Essex Bank will generate increased volumes of servicing activities for LoanCare subsequent to the completion of the Merger. In addition, the amount of loans that LoanCare will service for Southern Financial Bank is uncertain. Southern Financial Bank has advised LoanCare that it intends to securitize eligible loans and may sell such loans. Accordingly, there can be no assurance that Southern Financial will maintain such securities in its investment portfolio with LoanCare providing servicing. Moreover, Southern Financial Bank has not historically been an active residential lender; thus, loans that it originates may not be held as a portfolio investment similar to the investment practice of Essex Bank. Accordingly, LoanCare may not realize any material servicing revenue from its subservicing agreement with Southern Financial Bank. If LoanCare does not generate increased servicing activity from Essex Bank, Southern Financial Bank or other clients, its business and results of operations will be materially and adversely affected.

      Also in connection with the Merger, LoanCare is obligated to purchase certain loan participations from Essex in the event that Essex is unable to eliminate or reduce such participations as required under the Merger Agreement. Although Southern Financial is obligated to provide financing in an aggregate amount of up to $10 million with respect to such participations, there can be no assurance that such financing will be sufficient to fund those participations or that LoanCare will not sustain any losses with respect to those participations. As a result of the Merger, there can be no assurance that LoanCare will be successful in continuing its business strategies or that such strategies will result in the growth of LoanCare’s business after the Merger or its continued profitability. In such event, the value of LoanCare Common Stock would likely be materially and adversely affected. See “The Company — LoanCare’s Business.”

Risks Associated With LoanCare’s Business Operations After the Merger

      As a result of the Distribution and the Merger, LoanCare will become an independent company and will no longer enjoy the advantages and support of being a wholly owned subsidiary of a federal savings bank. After the Distribution, LoanCare will be required to be separately licensed to conduct its services and operations. See “Government Regulation” below. There can be no assurance that LoanCare will be able to retain its rights to operate under such licenses or that it will be able to operate successfully within the requirements of such licenses. LoanCare will be required to provide for itself, or obtain from others, administrative and other services it formerly obtained from Essex Bank. There can be no assurance that LoanCare will be successful in providing or obtaining these services or in operating independently. LoanCare’s future success will depend on its ability to address the needs of its customers, including Southern Financial Bank and Essex Bank, as it develops business strategies to maintain and grow its operations. There can be no assurance that LoanCare will be successful in maintaining its current relationships or in marketing its services to new clients or that market conditions generally will remain favorable. If LoanCare is unable to effectively market its services, or if market conditions deteriorate, LoanCare’s business, operating results and financial condition will be materially and adversely affected. See “The Company.”

LoanCare Will Have Limited Financial Resources

      LoanCare has historically been dependent on Essex Bank for funding and LoanCare’s future development is dependent on its ability to obtain sufficient funding to operate its business. The mortgage servicing business requires that LoanCare have access to a substantial amount of cash to fund delinquent principal and interest payments, unpaid property taxes, hazard insurance premiums, and foreclosure and foreclosure related costs. LoanCare expects to enter into a commercial lending arrangement with Southern Financial and Essex Bank pursuant to which Southern Financial will provide certain funding to LoanCare through Essex Bank. If adequate funds are not available from operations or through Southern Financial, LoanCare’s business, operating results and financial condition could be materially and adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

LoanCare’s Relationship with Southern Financial After the Merger

      In connection with the Distribution, LoanCare is entering into a number of agreements with Southern Financial, one of which addresses the correspondent banking relationships that will affect its ongoing management and operations. These agreements address various matters, including: tax filing and payment allocation matters; ongoing commercial banking relations; loan subservicing activities; sublease of LoanCare’s current office facilities; and Southern Financial’s rights and obligations as a shareholder of LoanCare following the consummation of the Southern Financial Acquisition. A designee of Southern Financial will also serve as one of the three directors of LoanCare. There can be no assurance that LoanCare’s relationship with Southern Financial and its affiliates will be successful or that it will meet all of LoanCare’s needs. If LoanCare’s relationship with Southern Financial becomes unsatisfactory, LoanCare’s business, operations and financial results could be materially and adversely affected. If the Provident Merger is completed, Provident will succeed to Southern Financial’s rights and obligations under the agreements with LoanCare. LoanCare cannot predict what impact, if any, the Provident Merger will have on the business of LoanCare. See “Relationship with Southern Financial.”

Intense Competition in the Servicing and Subservicing Industry

      The servicing and subservicing industry in which LoanCare operates is intensely competitive. LoanCare will have a number of current and potential competitors, a significant number of which have substantially greater financial and human resources capabilities than LoanCare. LoanCare expects additional competition from other established and emerging companies. Increased competition could result in reduced margins and loss of market share, either of which could materially and adversely affect LoanCare. There can be no assurance that LoanCare will obtain all licenses necessary for the conduct of its business in all places where it currently does business prior to the Merger or that it will be able to compete successfully against current or future competitors or that competitive pressures faced by LoanCare will not materially and adversely affect LoanCare’s business, financial condition and results of operations.

LoanCare’s Dependence Upon Key Personnel

      LoanCare’s future success depends in significant part upon the continued service of its key senior management personnel, including Mr. Gene D. Ross, LoanCare’s President and Chief Executive Officer. Mr. Ross is the only executive of LoanCare that will be party to an employment agreement with LoanCare after the Distribution occurs. LoanCare’s future success also depends on its continuing ability to attract and retain highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that LoanCare can retain its key employees or that it can attract, assimilate or retain other highly qualified personnel in the future. Failure to attract and retain such personnel could have a material adverse effect upon LoanCare’s business, financial condition and results of operations. As LoanCare implements its strategy to grow its business after the Distribution, its need to attract additional qualified personnel will increase. There can be no assurance that LoanCare will be successful in attracting such personnel in what is an intensely competitive hiring environment.

The Distribution May Not Be Tax-Free to Essex Shareholders

      No rulings from the IRS nor any opinions of counsel or other tax advisors have been, or will be, sought in connection with the income tax consequences of the Distribution. Accordingly, there can be no assurance that the Distribution will qualify as a tax-free distribution within the meaning of Section 355 of the Code. If the Distribution were not to so qualify, each Essex shareholder who receives LoanCare Common Stock in the Distribution should generally be treated as receiving a dividend distribution (taxable as ordinary income) in an amount equal to the fair market value of the LoanCare Common Stock. Shareholders are urged to consult their own tax advisors regarding such tax consequences. The Distribution is expected to be a taxable event for Essex, but it is expected that net operating loss carry forwards available to it will substantially offset any tax otherwise due. The Distribution is not expected to be a taxable event for LoanCare. See “Certain Federal Income Tax Consequences.”

Dividends and Dividend Policy

      LoanCare does not anticipate declaring and paying cash dividends on the LoanCare Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on the LoanCare Common Stock will be made by the LoanCare Board from time to time in the exercise of its business judgment, taking into account, among other things, LoanCare’s results of operations and financial condition and any then existing or proposed commitments for the use of LoanCare’s available funds. In addition, LoanCare may in the future issue debt securities, preferred stock or enter into loans or other agreements that restrict the payment of dividends on and repurchases of LoanCare’s capital stock.

Absence of Trading Market; Restrictions on Resale

      There is no existing trading market for LoanCare Common Stock and none is expected to develop. The Restated Articles and Restated Bylaws provide for various restrictions on transfer of LoanCare Common Stock. In addition, the Stockholders’ Agreement will further restrict the transferability of shares of LoanCare Common Stock. The certificates evidencing the LoanCare Common Stock will bear a legend referring to these restrictions on transfer. See “Other Ancillary Agreements — Stockholders’ Agreement.”

Future Acquisitions; Dilution

      LoanCare may in the future pursue acquisitions of complementary businesses. Future acquisitions by LoanCare may result in dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to intangible assets and possible impairment of goodwill, any of which could materially and adversely affect LoanCare’s business, financial condition and results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations of the acquired company, the diversion of management’s attention from other business concerns, risks of entering markets in which LoanCare has limited or no prior direct experience and the potential loss of key employees of the acquired company. There are currently no negotiations, commitments or agreements with respect to any acquisition.

Risks Associated with the Mortgage Servicing Business

LoanCare Could Suffer Damage to Its Reputation

      The quality of LoanCare’s reputation as a loan servicer is a key factor in LoanCare’s ability to attract and retain customers. LoanCare’s reputation can be damaged in many ways such as a material breach under a subservicing agreement with a client and from material noncompliance with a government agency’s requirements, rules and regulations or the policies of LoanCare’s clients. Failure to comply with local and national government rules and regulations can lead to loss of licenses and LoanCare’s ability to continue to do business in a particular jurisdiction. Although there can be no assurance that LoanCare will not experience an event that materially damages its reputation, LoanCare attempts to manage these risks with appropriate policies, loan collection methods, training and contract review.

An Economic Slowdown Could Result in Inconsistent Earnings for LoanCare

      Any substantial economic slowdown could increase payoffs and delinquencies, defaults and foreclosures and reduce LoanCare’s ability to maintain favorable delinquency statistics for its clients. During economic slowdowns or recessions, borrowers may face new financial difficulties and may be receptive to refinancing offers by financial institutions, causing more payoffs and thereby ending the subservicing of the loans by LoanCare and reducing income to LoanCare as a result. Additionally, financial difficulties may lead to higher delinquencies, defaults and foreclosures, which will affect the cash flow of the servicing rights of clients, and introduce additional costs on LoanCare as more loss mitigation and collection activities are required. Finally, LoanCare’s business strategy focuses on the growth of subservicing of assets owned by others and the ability to attract such business on an outsourcing basis. If an economic slowdown occurs that reduces new mortgage loan originations, LoanCare’s ability to preserve or increase its market share could be materially and adversely affected. As a result of volatility inherent in the mortgage industry due to changing interest rates and other factors, LoanCare’s past financial performance may not be considered a reliable indicator of future performance and historical trends may not be reliable indicators of anticipated results or trends in future periods. There can be no assurance that LoanCare will be able to accomplish its strategic objectives as a result of changes in the nature of its business and external economic and other factors that LoanCare has no influence over. If such events occur in LoanCare’s industry, LoanCare could experience uncertain and materially adverse effects on its financial condition and results of operations.

LoanCare’s Reliance on Significant Clients

      Because LoanCare’s business is still developing, four significant clients, one of which is Essex Bank, provide approximately 65% of LoanCare’s servicing volume as of September 30, 2003. The loss of any one of such clients would adversely impact LoanCare’s business and its financial performance. LoanCare has been informed by its third largest client, which provides approximately 10% of LoanCare’s servicing portfolio, that it will transfer its loans to a company affiliated with such client by the end of 2003, ending LoanCare’s subservicing of those loans and the resulting income. Unless LoanCare is able to replace this business with additional servicing work, LoanCare’s business will be materially and adversely affected. While management is not aware at this time of any circumstances preventing the renewal of the other two contracts, with contract terms expiring between July 2004 and March 2005, there can be no assurances that these contracts will be renewed in the future. In time, LoanCare’s strategic objective is to have a greater number of clients that will enable it to be less reliant on a few large sources of business. Although LoanCare continues to orient its marketing initiative to a wider and more diverse client base in order to achieve this objective, there can be no assurance that LoanCare will be successful in its efforts to diversify its client base. LoanCare will enter into a subservicing agreement with Essex Bank and Southern Financial Bank to continue servicing these loans.

LoanCare May Be Adversely Affected by Rising Interest Rates

      Rising interest rates can have a material adverse effect on LoanCare’s business, including:

•	A substantial and sustained increase in interest rates could cause clients that retain mortgage servicing rights to liquidate their interest as rising interest rates result in higher valuations.

•	Existing borrowers with adjustable-rate mortgages may incur higher monthly payments as the interest rate increases, which may lead to higher delinquency and default rates. These ratios may be unsatisfactory to clients and cause them to seek another subservicer. In addition, higher delinquency and default rates place strains on LoanCare’s clients’ businesses that may impair their ability to generate more servicing business that LoanCare could perform for them.

      Accordingly, LoanCare’s business, financial condition, liquidity and results of operations may be significantly harmed as a result of an increase in interest rates.

LoanCare May Be Adversely Affected by Declining Interest Rates

      Declining interest rates can have a material adverse effect on LoanCare’s business. Declining interest rates generally precipitate increased mortgage refinancing activity which decreases the expected life of the loans in the servicing portfolio. Accordingly, LoanCare’s business, financial condition, liquidity and results of operations may be significantly harmed as a result of a decline in interest rates.

LoanCare’s Business Growth

      LoanCare intends to continue to grow its business, which will require capital, systems development and human resources beyond what it currently has. LoanCare cannot assure you that it will be able to:

•	meet its capital needs;

•	expand its systems effectively;

•	allocate its human resources optimally;

•	identify and hire qualified employees; or

•	satisfactorily perform its subservicing obligations.

      The failure to manage growth effectively could have a material adverse effect on LoanCare’s business, financial condition, liquidity and results of operations.

Technology

      The success and growth of LoanCare’s business will depend upon its ability to adapt to and implement technological changes. LoanCare relies heavily upon communications and information systems to conduct its business. LoanCare’s inability to continue enhancing its current Internet capabilities, or to adapt to other technological changes in the industry, could significantly harm its business, financial condition, liquidity and results of operations. As LoanCare implements its growth strategy and increases its volume of loans subserviced, that reliance will increase. Any failure or interruption or breach in security of its information systems or the third-party information systems on which it relies could cause slower processing and reduced efficiency in loan subservicing. LoanCare cannot assure you that such failures or interruptions will not occur or if they do occur that they will be adequately addressed by LoanCare or the third parties on which its relies. The occurrence of any failures or interruptions could significantly harm LoanCare’s business.

Government Regulation

      LoanCare services mortgage loans in all 50 states and in the District of Columbia and will be required to comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal laws and regulations These laws and regulations are broad in scope and are subject to frequent modification and reinterpretation. As LoanCare’s operations continue to grow, it may be more difficult to comprehensively identify, to accurately interpret, properly program LoanCare’s technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance. There can be no assurance that LoanCare’s mortgage servicing activities will be determined to be in compliance with applicable laws and regulations. Any noncompliance with such laws and regulations or any application of such laws and regulations by a governmental authority to LoanCare’s mortgage servicing activities so as to require alteration of those activities could have a material adverse effect on LoanCare’s business, operating results and financial condition. Prior to the Distribution and the Merger, LoanCare, as a wholly owned subsidiary of a federal savings bank, was exempt from state regulation. After completion of the Distribution and the Merger, LoanCare must be separately licensed in, and will be subject to regulation in, each state in which it does business. There can be no assurance that LoanCare will obtain all licenses necessary for the conduct of its business in all places where it currently does business prior to the Merger or that it will be able to successfully comply with all of the state licensing and regulatory requirements that will become applicable to it after the Distribution and the Merger.

Substantial Shareholders; Certain Provisions of the Restated Articles

      Immediately following the Distribution and the Southern Financial Acquisition, directors and executive officers of LoanCare will beneficially own shares of LoanCare Common Stock representing approximately 41.1% (including Southern Financial’s ownership of 24.9% of LoanCare’s Common Stock and the grant of restricted stock to Mr. Ross) of the voting power of LoanCare’s then outstanding voting securities. See “Security Ownership of Certain Beneficial Owners and Management of LoanCare.” As a result, the directors and executive officers of LoanCare following the Distribution and the Southern Financial Acquisition will have significant control of LoanCare and may face potential conflicts of interest in the course of LoanCare’s business arising from their concurrent roles as a director and/or an executive officer of LoanCare and a security holder in LoanCare.

      Certain provisions of LoanCare’s Restated Articles and Restated Bylaws may be deemed to have the effect of making more difficult an acquisition of control of LoanCare in a transaction not approved by the LoanCare Board. These provisions include provisions restricting transfers of LoanCare’s outstanding securities described under “Description of LoanCare Capital Stock.” These provisions generally are designed to permit LoanCare to develop its business and foster its long-term growth without the disruption caused by the threat of a takeover not deemed by the LoanCare Board to be in the best interests of LoanCare and its shareholders. These provisions may also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of LoanCare even though such a transaction might be economically beneficial to LoanCare and its shareholders. See “Description of LoanCare Capital Stock — Description of Certain Statutory, Articles of Incorporation and Bylaw Provisions.”

THE COMPANY

Introduction

      LoanCare is a loan servicing and subservicing corporation organized under the laws of the Commonwealth of Virginia in 1983. LoanCare’s operations are located in Norfolk, Virginia with its principal executive offices located at 9 Interstate Corporate Center, Norfolk, Virginia 23502. Its telephone number is 757-892-1700. LoanCare was originally formed to service and subservice loans solely on behalf of its corporate parent, Essex Bank, and it continues to subservice loans for Essex Bank. Since 1991, however, LoanCare has expanded its business to include subservicing of loans for unaffiliated clients nationwide. LoanCare previously maintained a portfolio of servicing rights, but it has transferred most of those servicing rights to Essex Bank. Since December of 2002 it has retained only a small portfolio of Ginnie Mae servicing rights. LoanCare continues to grow and develop its subservicing business as its strategic focus. LoanCare seeks to avoid capital intensive lines of business in its industry, such as the acquisition or retention of a portfolio of servicing rights, in favor of providing fee-based services, primarily related to the subservicing of mortgage loans.

Servicing and Subservicing

      Loan servicing and subservicing activities both involve the performance of administrative services with respect to a loan. These services include customer service, collecting and remitting loan payments, accounting for principal and interest, holding escrow funds for payment of taxes and insurance, making inspections of the mortgaged property as necessary, contacting delinquent mortgagors and supervising foreclosures in the event of unremedied defaults.

      The services performed in connection with servicing and subservicing relationships, therefore, are very similar. There are, however, important differences between servicing and subservicing relationships. Servicers of loans, as that term is typically used in the industry, have the primary responsibility for these administrative services; whereas, subservicers are parties to which that responsibility is subcontracted by servicers. A servicer is typically compensated by a servicing fee based on the unpaid principal balance of the loans serviced, whereas subservicers are generally paid a fixed fee per loan that is determined without any relationship to the balance of the loan.

      Both servicers and subservicers enter into agreements for the performance of their obligations. Servicers contract with the owners of mortgage loans, whether the owners are the originators or subsequent purchasers who invest in the loans. In some cases, the loans are pooled and back securities, and a servicer enters into an agreement for servicing with the administrator of the pooled loans. A subservicer enters into a contract with the servicer of a loan, which may also be the owner, and generally does not have a direct contractual relationship with the owner of the loan if the servicer and owners are not the same party. However, a subservicing agreement generally will require the subservicer to comply with the requirements of the owner of the loan that are imposed on the servicer, and the owner will, therefore, indirectly set the requirements imposed on the subservicer.

      Neither the servicer nor the subservicer of a loan owns any right, title or interest in the serviced or subserviced loan, except in some cases the servicer or subservicer may own bare legal title, as evidenced in the land records by a recorded security instrument or assignment of such security instrument, in order to permit the enforcement of the terms of the security instrument upon a default by a borrower. However, a servicer is typically considered to possess an asset, namely the intangible contract right to service mortgage loans for and on behalf of the owner for a fee. This asset is generally referred to in the industry as a “servicing right.” Servicing rights have a capital value for a servicer, and usually can be sold, transferred or used as an asset securing a loan to the servicer. Servicing rights can be terminated pursuant to the terms of the servicing contract, but such termination, if not based on breach of the agreement by the servicer, frequently requires the payment of a fee to the servicer. By contrast, the subservicing relationship is regarded as a simpler, subcontracting, “fee-for-service” relationship, and the rights under such contracts are not treated as assets with capital value that can be transferred to other parties.

      Notwithstanding the above, there are many variations on servicing and subservicing relationships found in the industry. The distinctions between the two may be blurred in some cases, and certain relationships referred to as “servicing” or “subservicing” may in fact more closely resemble the other.

LoanCare’s Business

      The great majority of LoanCare’s business involves the subservicing of mortgage loans for the entities that hold the servicing rights. LoanCare provides an outsourcing function for such companies whereby LoanCare subservices their performing, sub-performing and non-performing mortgage loans. LoanCare’s obligation to perform services is specified in a subservicing agreement that generally runs for two years, subject to renewal. LoanCare’s largest source of revenue is the subservicing fees it earns pursuant to its subservicing agreements. Such fees are supplemented by related income, including late fees earned from borrowers who are delinquent in remitting their monthly mortgage payments. Subservicing fees are usually earned on a per loan per month basis. The principal balance of the related loan, therefore, bears no relationship to the fee that LoanCare receives. However, LoanCare’s combined subservicing revenue generally equates to 0.16% of the principal balances outstanding that it subservices. In order to subservice loans for its clients, LoanCare must be approved by and thus meet certain requirements of governmental agencies and private investors. LoanCare is an approved servicer and in good standing with Fannie Mae, Freddie Mac, Ginnie Mae, the Federal Housing Administration of the Department of Housing and Urban Development, the Veterans Administration, Wells Fargo, Wachovia, Bank of America, E*Trade Bank, General Motors Acceptance Corp.-Residential Funding Corp., as well as a number of other private investors and conduits for the pooling of mortgage loans backing securities. As of September 30, 2003, LoanCare subserviced approximately 46,000 loans for over 100 companies, in 50 states and the District of Columbia, totaling approximately $5.6 billion in outstanding loan principal balances. LoanCare subservices residential, commercial/ multifamily, closed end home equity lines of credit, consumer, subprime, and manufactured housing loans.

      LoanCare primarily targets the financial service industry’s “middle market,” within which it is in business to support the servicing needs of all types and sizes of companies and there are no minimum loan count requirements or onerous minimum monthly fees. LoanCare’s clients are community banks, mortgage companies, credit unions, savings banks, private investors and governmental agencies. LoanCare believes that while the customer service requirements are more demanding in the middle market, the profit margin is more attractive. LoanCare’s subservicing operations offer its clients a cost effective alternative to in-house servicing that enables its clients to lower costs, reduce operating risk, access advanced servicing technology and enhance customer/member services.

LoanCare Mortgage Loan Subservicing Operations and Functions

      A subservicing agreement may provide for a single bulk transfer of loans for subservicing or the ongoing transfer of loans for subservicing as the loans are originated or as the loans or servicing rights are purchased by counterparties to the subservicing contract. Although the loans are transferred to LoanCare for subservicing, the client retains actual ownership of the servicing rights and/or the loans. Once LoanCare accepts, or “boards,” a mortgage loan, its servicing department begins the administrative process of subservicing the loan, seeking to ensure that the loan is repaid in accordance with its terms and performing the other servicing responsibilities with respect to the loan specified in the related subservicing agreement. LoanCare starts this process for every loan, whether it will subservice the loan for a matter of weeks before the loan and the related servicing rights are sold in a manner that ends LoanCare’s obligation to subservice the loan, or for the life of the loan where the servicing rights are retained by the client in the sale of the loan to a third party. LoanCare’s servicing department provides all aspects of loan administration, which includes loan acquisition/ escrow maintenance, payment processing, investor reporting, customer service, collections and default management. LoanCare’s subservicing responsibilities include collecting and remitting loan payments, accounting for principal and interest, making advances to cover delinquent payments (generally not to include delinquent payment of principal and interest), making inspections as required of mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering the loans.

Loan Acquisition/ Escrow Administration

      LoanCare’s loan acquisition/ escrow administration unit is responsible for inputting the information concerning each loan into its servicing operations and technology systems. For loans on which the monthly payments include amounts to be escrowed for the future payment of real estate taxes and insurance premiums, LoanCare’s loan acquisition/ escrow administration unit ensures the proper accounting for such funds and the timely payment of the taxes and premiums. Funds paid into escrow by borrowers for the payment of mortgage related expenses, such as property taxes and hazard and mortgage insurance premiums, are maintained in non-interest-bearing accounts at Essex Bank or at nonaffiliated banks if so required by the client. After the Merger, LoanCare will maintain existing escrow amounts, where permitted, in Essex Bank, which will be a wholly owned subsidiary of Southern Financial. Further, LoanCare has agreed to use its reasonable best efforts to require that all servicing and subservicing agreements entered into after completion of the Merger require that the escrow balances be held at Essex Bank. In connection with these escrowed funds, LoanCare makes disbursements, where required by contract, for tax and hazard insurance payments. For loans which do not have tax and insurance escrows, the loan administration/ escrow administration unit ensures that the properties securing the loans are properly insured at all times and that real estate taxes are paid to avoid foreclosures by taxing authorities. This unit is also responsible for the various administrative tasks involved in the transfer of servicing responsibilities when servicing rights are sold along with the associated loans and LoanCare’s obligations to subservice end, including notifying borrowers, insurers and taxing authorities.

Payment Processing/ Investor Reporting

      The payment processing functions include processing and depositing borrowers’ payments and administering escrow disbursements. The payments are accepted at a lockbox maintained by LoanCare and posted through a semi-automated payment system. This area, along with customer service, attempts to persuade borrowers to set up their monthly payments on an automated clearing house basis whereby their checking accounts are automatically debited monthly.

      Investor reporting is responsible for reporting and remitting funds to clients within contractually established timeframes. The investor reporting group is also responsible for the management of the custodial account in which the funds to be remitted to investors are held. This group also ensures that custodial accounts are safeguarded, funded and reconciled.

Customer Service

      LoanCare’s customer service unit is responsible for handling all inbound calls and other communications from borrowers that are received by phone, fax, email or the LoanCare Net website. LoanCare encourages borrowers to establish automatic payment from their bank accounts, which it arranges at no cost to the borrower. This department also manages the maturity of balloon loans, changes to adjustable rate mortgages, requests for changes to ownership of mortgaged property, and requests for partial releases of mortgages from borrowers. For loans with adjustable interest rates, this unit ensures that the adjustments are properly made and timely identified to the related borrowers.

Collection and Default

      LoanCare’s default management unit is responsible for all phases of the collection and enforcement of delinquent and defaulted loans. Because LoanCare’s clients have high expectations regarding maintaining satisfactory delinquency levels, LoanCare seeks to provide hands-on active communications with borrowers from origination through liquidation. Borrower contact is initiated through outbound telephone campaigns, monthly billing statements, and direct mail, and is tailored to reflect the borrower’s payment habits, the loan’s risk profile and the loan’s status. LoanCare’s collection approach is designed to educate borrowers on managing their debts to maximize the likelihood of continued timely performance. LoanCare seeks to establish clear expectations with borrowers with respect to maintaining contact and working together to resolve any financial problems that may occur. LoanCare considers this early intervention a means of loss mitigation and a key element of its servicing strategy.

      LoanCare’s front-end loan collections counselors begin calling borrowers whose accounts, in certain cases, become five days past due. Once contact is established, LoanCare verifies pertinent information and determines the reason for the delay in payment. For borrowers who are able to make their payments, LoanCare offers the ability to “pay by phone” through its own proprietary software service or have funds sent to LoanCare through Western Union’s “Quick Collect.” This allows the borrower to remit the funds immediately or at an agreed later time in the month and avoids delays using the U.S. postal service. If a borrower indicates a problem that is not temporary or is of a serious nature, the call is promptly referred to a manager who then evaluates the situation and initiates appropriate loss mitigation actions.

      When an account becomes 31 days delinquent, LoanCare sends the borrower a notice to cure the default before the account is actually referred for foreclosure. The 30-59 day collection personnel continue active collection campaigns and may offer the borrower relief through a forbearance plan designed to resolve the delinquency in 90 days or less. These collectors are seasoned and trained to effectively identify and resolve problems with borrowers before the past due problems escalate. Forbearance arrangements generally require communications and collaboration with LoanCare’s subservicing clients.

      Accounts moving to 60 or more days delinquent are solicited for loss mitigation. LoanCare’s loss mitigation personnel choose a collection strategy that is designed to minimize the loss on a defaulted loan. LoanCare procures updated property value information, the borrower’s current credit profile, and reviews foreclosure and real estate marketing timelines to determine the best alternative to foreclosure. LoanCare’s loss mitigation personnel continue to actively attempt to resolve the delinquency while its foreclosure personnel begin the foreclosure process. LoanCare’s loss mitigation tools include payment plans, short sales, deed in lieu of foreclosure, stipulated forbearance plans, deferments, reinstatements and modifications.

      Delinquent accounts not resolved through collection and loss mitigation activities are foreclosed in accordance with state and local laws. Foreclosure timelines are managed through a timeline report built into the loan servicing system. The report schedules key dates throughout the foreclosure process, enhancing LoanCare’s ability to monitor and manage the process. Properties acquired through foreclosure are transferred to the real estate owned, or REO, sub-unit to manage eviction and marketing of the properties. Once a property is vacant, it is listed with a local real estate agent who develops a marketing strategy designed to maximize the net recovery upon liquidation. Property listings are reviewed several times monthly to ensure the properties are properly maintained and actively marketed.

      LoanCare’s default management unit also handles mortgage insurance claims, mortgage bankruptcies, condemnations and other special servicing needs.

      LoanCare trains the personnel in its default management unit to comply with all applicable legal requirements, including the federal Fair Debt Collection Practices Act, and any other applicable federal, state or local law, as the same may be applicable.

Servicing Department Infrastructure

      LoanCare services and subservices loans using licensed software provided by Fidelity Information Systems, which includes an REO workstation, among other specialized modules. LoanCare’s technology delivers helpful data regarding the loan and the borrower to the desktops of its servicing personnel.

      Ongoing training for LoanCare’s servicing personnel is provided regularly and covers major relevant topics within the servicing department. In the collection and loss mitigation areas, supervisors and managers review actual telephone call statistics by each collector on a monthly basis and follow up with one-on-one training and direction. In addition, scripts tailored to typical borrower circumstances are posted at each workstation to ensure that the employee asks the appropriate questions for the type of delinquency situation the borrower is experiencing.

      Compliance policies are maintained by key servicing functions and updated whenever significant regulations affecting LoanCare’s clients change.

      All of LoanCare’s servicing functions are administered from its Norfolk, Virginia headquarters. Hours of operation for the servicing department are 8:30 a.m. to 5:00 p.m., Monday through Friday. Collection personnel also work one or two Saturdays each month, depending upon the day of the week on which each month end falls. Evening and weekend hours are used to facilitate contact with borrowers that are otherwise unavailable during regular business hours.

Competition

      LoanCare faces intense competition in the business of subservicing mortgage loans. LoanCare believes its emphasis on hands on customer service is its primary competitive strength, which enables it to better perform, and grow a more profitable, more conservatively managed company than many of its competitors. LoanCare believes its clients and potential clients, which occupy the “middle market” of the industry, are less knowledgeable about best practices for the servicing and subservicing of loans than larger and more sophisticated industry participants, and require and welcome the greater care and information that LoanCare provides.

Regulation

General

      The mortgage lending industry is highly regulated. LoanCare’s business is regulated by federal, state, and local government authorities and is subject to federal, state and local laws, rules and regulations, as well as judicial and administrative decisions that impose requirements and restrictions on LoanCare’s business. At the federal level, these laws and regulations include:

•	The Equal Credit Opportunity Act;

•	The Truth in Lending Act;

•	The Homeowners Protection Act;

•	The Home Ownership and Equity Protection Act;

•	The Real Estate Settlement Procedures Act;

•	The Fair Credit Reporting Act;

•	The Fair Debt Collection Practices Act;

•	National Flood Insurance Program;

•	Soldier’s and Sailors’ Civil Relief Act of 1940;

•	The Fair Housing Act; and

•	The Gramm-Leach-Bliley Act.

      These laws, rules and regulations, among other things, impose licensing obligations and financial requirements, impose reporting obligations to borrowers and mandate disclosures and notices to clients and to borrowers. LoanCare’s failure to comply with these laws can lead to civil and criminal liability, loss of approval by regulators, government agencies or investors, demands for indemnification or loan repurchases from clients, class action lawsuits and administrative enforcement actions.

      LoanCare actively analyzes and monitors the laws, rules and regulations that apply to LoanCare’s business, as well as the changes to such laws, rules and regulations. LoanCare seeks to maximize the extent to which it can program the laws, rules and regulations into its technology tools, thereby substantially reducing human error as a source of non-compliance. In addition, user-friendly summaries of relevant laws, rules and regulations are directly distributed to all appropriate personnel, and losses attributable to non-compliance are taken into consideration in many of LoanCare’s incentive compensation calculations, thereby encouraging responsibility for compliance throughout LoanCare’s organization. LoanCare’s compliance with laws, rules and regulations is reviewed not only by LoanCare’s own quality control department, but also the governmental agencies that regulate LoanCare. Because of the national scope of LoanCare’s operations, it is continuously in one stage or another of an audit by one or more governmental agencies, and LoanCare is not aware of any such audits that have ever resulted in findings of material violations. No such audit has ever resulted in the imposition of significant penalties on LoanCare.

Changes in Regulatory Requirements

      Regulatory and legal requirements are subject to change, making compliance more difficult and expensive and otherwise restricting LoanCare’s ability to conduct its business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the Gramm-Leach-Bliley Act and its implementing regulations impose additional privacy obligations on LoanCare with respect to borrowers whose loans are subserviced for clients. These obligations require a financial institution to safeguard non-public personal information of consumers; provide notices to consumers about an institution’s privacy policies and practices and about the right of consumers to opt-out of certain information sharing. Several states also have adopted or are considering adopting privacy legislation. In addition, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. In some instances, these restrictive practices place further restriction on loan servicers and subservicers.

      Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to the Home Ownership and Equity Protection Act in that they impose certain restrictions on loans. If LoanCare decides to relax restrictions on loans subject to these laws, rules and regulations, it will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from clients, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase LoanCare’s cost of doing business, as LoanCare is required to develop systems and procedures to ensure that it does not violate any aspect of these new requirements.

Licensing

      As a service company, LoanCare is required to be licensed or registered (or exempt from licensing or registration requirements) by the relevant governmental agencies in all 50 states and in the District of Columbia to service and subservice mortgages secured by first and second liens on residential real property, and to otherwise conduct its business. Because LoanCare is a wholly owned operating subsidiary of Essex Bank, a federally chartered savings bank, it generally is exempt from such state licensing and registration requirements. Specifically, the primary regulator of Essex and Essex Bank, the Office of Thrift Supervision of the United States Department of the Treasury, has taken the position that regulation of operating subsidiaries is preempted by federal law to the same extent federal law preempts state laws applying to a federal savings association itself. Therefore, LoanCare is not required to maintain state licenses in connection with its servicing and subservicing activities while it continues as an operating subsidiary of Essex Bank. However, once the Distribution is effected, LoanCare will no longer be a subsidiary of a federal savings bank and will be required to maintain state licenses and approvals, as required. LoanCare has commenced the licensing application process in contemplation of the Distribution.

Employees

      LoanCare employed 59 full-time employees as of September 30, 2003. It is anticipated that immediately following the Distribution, LoanCare will employ approximately 65 persons. None of LoanCare’s employees are represented by a union or covered by a collective bargaining agreement. LoanCare believes its relations with its employees are good. See “Special Factors — Dependence Upon Key Personnel.”

Properties

      LoanCare will enter into a Sublease Agreement (as defined below) with Southern Financial as a result of the Merger pursuant to which it will continue to occupy its facilities at 9 Interstate Corporate Center, Norfolk, Virginia. Under the terms of the sublease, and subject to certain minor reconfigurations, LoanCare will continue to occupy the 9,000 square feet that it currently uses, together with an additional 3,000 square feet, at the prevailing rate under the prime lease. The term of the sublease expires on March 1, 2007, unless Southern Financial terminates the prime lease at an earlier date or unless LoanCare wishes to extend the term as provided in the sublease. In addition, LoanCare has rights under the sublease to acquire certain additional space on comparable terms. LoanCare’s management believes that the leased facilities and expansion rights will be adequate for LoanCare’s short-term business needs. LoanCare believes that it is important for effective management that its business be operated within one structure. However, as the business of LoanCare grows, LoanCare may seek to conduct its business operations in expanded space in another facility at the prevailing rates, which may be different than the rates payable under its sublease with Southern Financial.

Legal Proceedings

      Because the nature of LoanCare’s business involves the collection of numerous accounts, the validity of liens and compliance with various legal proceedings in the ordinary course of business related to foreclosures, bankruptcies, condemnation and quiet title actions, LoanCare is subject to numerous legal proceedings involving alleged statutory and regulatory violations. LoanCare is also subject to legal proceedings in the ordinary course of business related to employment matters. LoanCare presently has no legal proceedings commenced or threatened against it that could have a material adverse effect on its financial position or results of operations.

Federal and State Taxation

      Currently LoanCare’s taxable information is filed as part of consolidated federal and Virginia State income tax returns filed by Essex and based on a calendar year. Upon consummation of the Distribution, LoanCare will file its own federal and Virginia State income tax returns. LoanCare is also subject to business taxes in the State of New Jersey and excise taxes in the State of Massachusetts.

      Neither LoanCare nor any of its direct and indirect parent companies have had an examination by the IRS of its federal income tax returns since 1990. The statute of limitations has run with respect to 1998 and all prior tax years. Thus, the federal income tax returns for the years 1999 through 2002 are open for examination.

THE MERGER

Proposed Merger of Essex and Southern Financial

      This section of the Information Statement briefly describes the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to the Proxy Statement/ Prospectus to which this Information Statement is attached as Appendix E and is incorporated herein by reference, and to the description of the Merger contained in the Proxy Statement/ Prospectus.

      The Merger Agreement provides for the merger of Essex with and into Southern Financial. The Merger will be effective as soon as practicable following the receipt of all necessary regulatory and shareholder approvals and the satisfaction or waiver of all conditions to the consummation of the Merger. As a result of the Merger, holders of Essex Common Stock will be entitled to receive whole shares of Southern Financial Common Stock, with cash paid in lieu of fractional shares, and will no longer be owners of Essex Common Stock. As a result of the Merger, certificates for Essex Common Stock will only represent the right to receive the merger consideration pursuant to the Merger Agreement, and otherwise will be null and void after completion of the Merger. Following the completion of the Merger, Southern Financial intends to operate Southern Financial Bank and Essex Bank as wholly owned subsidiaries until the completion of the Provident Merger.

      Each share of Essex Common Stock outstanding prior to the Effective Time of the Merger will be converted into and exchanged for the right to receive up to 0.38719 shares of Southern Financial Common Stock unless the total exchange ratio is adjusted upward under the conditions set forth in the Merger Agreement. Of this amount, for each share of Essex Common Stock, Essex shareholders will be entitled to receive 0.35947 shares of Southern Financial Common Stock upon completion of the Merger and an additional 0.02772 shares of Southern Financial Common Stock will be deposited in escrow for possible future distribution to Essex shareholders based on whether and to the extent Southern Financial incurs any losses related to certain specified loans made by Essex prior to the execution of the Merger Agreement within 18 months following completion of the Merger. Subject to any adjustment to the total exchange ratio or the escrow exchange ratio, (a) an aggregate of approximately 915,219 shares of Southern Financial Common Stock, less any shares that would otherwise be distributed to shareholders who exercise dissenters’ rights, will be distributed to Essex shareholders upon completion of the Merger and (b) an aggregate of up to approximately 70,576 shares of Southern Financial Common Stock, less any shares that would otherwise be distributed to shareholders who exercise their dissenters’ rights, will be deposited into escrow for possible future issuance to Essex shareholders.

Proposed Merger of Southern Financial and Provident

      This section of the Information Statement briefly describes the Provident Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Provident Merger Agreement which is available as an exhibit to Southern Financial’s Current Report on Form 8-K dated November 3, 2003 and filed with the Securities and Exchange Commission (“SEC”) on November 4, 2003 and to the description of the Provident Merger contained in the Proxy Statement/ Prospectus.

      The Provident Merger Agreement provides for the merger of Southern Financial with and into Provident. The Provident Merger will be effective as soon as practicable following the receipt of all necessary regulatory and shareholder approvals and the satisfaction or waiver of all conditions to the consummation of the Provident Merger. It is a condition to the closing of the Provident Merger that the Merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the Merger Agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. The Provident Merger is expected to close in the second quarter of 2004.

      Upon completion of the Provident Merger, Southern Financial will cease to exist and Provident will become successor to Southern Financial. As a result of the Provident Merger, Provident will acquire Southern Financial’s 24.9% interest in LoanCare and will become a party to the Stockholders’ Agreement and the other Ancillary Agreements discussed in this Information Statement. The Provident Merger will have no impact on the rights of holders of LoanCare Common Stock.

THE DISTRIBUTION

      This section of the Information Statement describes certain aspects of the contemplated Distribution. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the Distribution Agreement, together with the other agreements to be entered into pursuant to the Distribution Agreement (collectively, the other agreements are the “Ancillary Agreements”). Such agreements are available at no charge upon request.

Background of and Reasons for the Distribution

      Consistent with the investment strategy of its shareholders, the Board of Directors of Essex, the ultimate parent of LoanCare, has regularly given attention to transactions and opportunities that would maximize shareholder value, including transactions such as the Merger. For a discussion of the events leading up to the execution of the Merger Agreement, see the Proxy Statement/ Prospectus to which this Information Statement is attached as Appendix E. Based upon the strategic objectives of Southern Financial, and consistent with Essex’s view of the long-term value of LoanCare, the parties agreed in connection with the negotiation of the Merger that upon completion of the Merger: the current shareholders of Essex (excluding holders of restricted Essex Common Stock) would obtain 65.1% percent of the outstanding shares of LoanCare through the Distribution; Mr. Gene D. Ross, the President and Chief Executive Officer of LoanCare, would obtain 10% of the outstanding shares of LoanCare Common Stock, in the form of restricted stock, in connection with the Distribution and his resignation from Essex and Essex Bank; and Southern Financial would acquire 24.9% of the outstanding shares of LoanCare through the Southern Financial Acquisition.

      Although the Distribution will not be effected unless the Merger is approved and about to occur, the Distribution is separate from the Merger and the LoanCare Common Stock to be received by holders of Essex Common Stock in the Distribution does not constitute a part of the consideration to be received by

Essex shareholders in the Merger. Essex shareholders are not being asked to approve the Distribution, which is not subject to shareholder approval.

Terms of the Distribution Agreement

      Pursuant to the terms of the Merger Agreement, LoanCare, Southern Financial and Essex entered into the Distribution Agreement which governs the terms and conditions of the Distribution and contemplates certain ongoing arrangements and relationships between LoanCare and Southern Financial.

The Distribution

      Immediately prior to the Distribution, LoanCare will declare a dividend and distribute to Essex Bank a sufficient number of shares of LoanCare Common Stock to effect the Distribution on a share-for-share basis and the amount of approximately $1,000,000. Essex Bank will then declare a dividend and distribute to Essex all of the outstanding shares of LoanCare Common Stock and approximately $1,000,000. Essex will then declare and distribute a pro rata dividend of all of the outstanding shares of LoanCare Common Stock to the Essex shareholders, other than holders of restricted Essex Common Stock, followed by the distribution of certificates representing one share of LoanCare Common Stock for each share of Essex Common Stock held as of the Distribution Record Date.

      Shortly before the Time of Distribution, subject to the satisfaction or waiver of the conditions set forth in the Distribution Agreement, the Essex Board will formally declare the Distribution. It is expected that the Distribution Record Date will be established as the day immediately prior to the day on which the Time of Distribution occurs. At the Time of Distribution, which will occur immediately prior to the Effective Time, Essex will effect the Distribution by delivery of certificates for LoanCare Common Stock to the Distribution Agent which will effect delivery of the certificates to the holders of Essex Common Stock entitled thereto. The Distribution will be deemed to be effective upon notification by Essex to the Distribution Agent that the Distribution has been declared and that the Distribution Agent is authorized to proceed with the distribution of LoanCare Common Stock, which notification Essex agrees to deliver promptly following the declaration of the Distribution.

Conditions to the Distribution

      The obligations of Essex and LoanCare to consummate the Distribution are subject to the fulfillment or waiver of each of the following conditions: (a) all the transactions or obligations contemplated by the Distribution Agreement to be consummated or performed at or prior to the Time of Distribution, including entering into, or agreeing to the final form of, the Ancillary Agreements, will have been successfully consummated or so performed; (b) each condition to the obligations of Essex and LoanCare to complete the Merger set forth in the Merger Agreement (other than the completion of the Distribution) will have been satisfied (or waived by the party for whose benefit such condition exists); (c) all material consents, authorizations or permissions required to be obtained, in connection with the execution, delivery and performance of the Distribution Agreement or the consummation of the Distribution and the Southern Financial Acquisition will have been made or obtained and shall be in full force and effect; and (d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution will be in effect and no action by or before any court of competent jurisdiction or other government entity shall have been commenced seeking any of the foregoing nor shall any inquiry have been received that in the reasonable judgment of Essex or Southern Financial could lead to any such action.

Settlement of Intercompany Accounts

      Subject to certain exceptions and limitations, immediately prior to the Time of Distribution, Essex and LoanCare will settle and eliminate all intercompany receivables, payables and other balances between them and terminate all intercompany agreements.

Transfers Associated with the Distribution; Assets and Liabilities of LoanCare

      In connection with the Distribution, Essex and LoanCare will effect certain intercompany transfers, including: (a) the transfer from Essex or Essex Bank to LoanCare of certain assets, property and rights owned or leased by Essex and Essex Bank and used by LoanCare or useful to LoanCare in the conduct of its loan servicing and subservicing business (“Assigned Assets”); (b) the assumption by Essex of liabilities under the Merger Agreement, the Distribution Agreement and the Ancillary Agreements for which Essex is responsible under such Agreements (“Essex Liabilities”); and (c) the assumption by LoanCare of liabilities under the Merger Agreement, the Distribution Agreement and the Ancillary Agreements for which LoanCare is responsible under such Ancillary Agreements and all liabilities arising out of or relating to LoanCare’s assets (“LoanCare Liabilities”).

      LoanCare’s assets after the Distribution will include all assets which immediately prior to the Time of Distribution are owned or leased by LoanCare, including, without limitation: (a) its going concern value and goodwill, together with the Assigned Assets; (b) all LoanCare bank accounts and all cash therein; (c) certain rights under insurance policies; (d) all contracts, understandings, agreements, licenses, leases or commitments to which LoanCare is a party immediately prior to the Time of Distribution; (e) all rights in and to the use of the name, trademark, trade name and service mark “LoanCare” and all corporate symbols and logos related thereto and all names, trademarks, trade names and service marks which include the word “LoanCare” or any derivative thereof; and (f) all rights relating to the foregoing.

      The LoanCare liabilities after the Distribution will include all liabilities based upon, arising out of, relating to or otherwise in connection with LoanCare’s assets, whether based upon, arising out of, relating to or otherwise in connection with events, actions, occurrences, omissions, circumstances or conditions occurring, existing or asserted before, at or after the Time of Distribution, including, without limitation: (a) all liabilities reflected on the LoanCare balance sheet as of September 30, 2003 or described (or of the type described) in the notes thereto (as such liabilities may have been reduced or added to or otherwise changed since the date thereof); (b) all liabilities under LoanCare’s financial instruments; (c) all liabilities in respect of all actions relating to the loan servicing business of LoanCare; (d) all liabilities in respect of salary, bonuses, incentive payments, employee welfare and fringe benefits, severance payments and other compensation payments for current or former employees of LoanCare up to the Time of Distribution and thereafter with respect to those persons who continue to be employed by LoanCare; (e) all liabilities for environmental matters based upon, arising out of, relating to or otherwise in connection with the loan servicing business of LoanCare; including, without limitation, liabilities in respect of any facility to the extent relating to the loan servicing business of LoanCare; and (f) all liabilities based upon, arising out of, relating to or otherwise in connection with contracts related to the loan servicing business of LoanCare, including, without limitation, liabilities to make payments or to apply escrow amounts.

Insurance and LoanCare’s Right to Insurance Proceeds

      Subject to certain exceptions, all insurance policies of Essex or Essex Bank immediately prior to the Time of Distribution will be assets of Essex, and all coverage thereunder with respect to LoanCare shall terminate except with respect to insured or insurable occurrences that occur and claims that are made prior to the Time of Distribution.

Certain Ancillary Agreements

      LoanCare, Essex and Southern Financial have agreed to the terms of the following Ancillary Agreements, which will be executed at the Time of Distribution:

(a) Correspondent Banking Agreement, pursuant to which the Southern Financial Group (as defined below) will provide certain banking services to LoanCare through Essex Bank;

(b) Southern Financial Acquisition Agreement, pursuant to which LoanCare and Southern Financial will effect the Southern Financial Acquisition;

(c) Stockholders’ Agreement, the form of which is attached as Appendix A to this Information Statement, governing the management of LoanCare and transfers of outstanding shares of LoanCare Common Stock, including approval of the Restated Articles and Restated Bylaws of LoanCare;

(d) Employment Agreement between LoanCare and Gene D. Ross, covering Mr. Ross’ services as President and Chief Executive Officer of LoanCare after the Distribution;

(e) Tax Allocation Agreement providing for the tax treatment of the Distribution and governing the obligations of the parties regarding taxes and matters related thereto;

(f) Sublease Agreement pursuant to which LoanCare will continue to occupy a portion of its existing facilities;

(g) Subservicing Agreement pursuant to which LoanCare will service or subservice loans for Southern Financial and its subsidiaries, including Southern Financial Bank and, after the Effective Time of the Merger, Essex and Essex Bank (collectively, the “Southern Financial Group”);

(h) An Assignment transferring the Assigned Assets from Essex or Essex Bank to LoanCare; and

(i) An Assumption of Liabilities pursuant to which LoanCare and Essex will become responsible for the LoanCare Liabilities and the Essex Liabilities, respectively.

Termination, Amendments and Waivers

      The Distribution Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Time of Distribution by mutual written consent of Essex, LoanCare and Southern Financial or by any party in the event the Merger is terminated in accordance with the terms of the Merger Agreement. The Distribution Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. By an instrument in writing, the parties thereto may waive compliance by any other party with any term or provision of the Distribution Agreement that such other party was or is obligated to comply with or perform.

Indemnification by LoanCare

      Except as provided in the Merger Agreement, the Distribution Agreement and the Ancillary Agreements, LoanCare will indemnify, defend and hold harmless the Southern Financial Indemnitees (as defined below) from and against losses and claims in connection with a breach by LoanCare under the Merger Agreement, the Distribution Agreement or any Ancillary Agreement that does not by its terms expire at the Time of Distribution and in connection with LoanCare’s business, including its assets and liabilities as of and after the Time of Distribution, whether such losses and claims relate to or are otherwise in connection with circumstances occurring, existing or asserted before, at or after the Time of Distribution. “Southern Financial Indemnitees” means Southern Financial and its subsidiaries, including Essex and Essex Bank from and after the Effective Time of the Merger, and each of their officers, directors, employees, and each of their respective representatives, and each of the heirs, executors, successors and assigns of any of the foregoing.

Indemnification by the Southern Financial Group

      The Southern Financial Group will indemnify, defend and hold harmless the LoanCare Indemnitees (as defined below) from and against losses and claims in connection with a breach of any of their obligations under the Merger Agreement, the Distribution Agreement or any Ancillary Agreement that does not by its terms expire at the Time of Distribution and in connection with Essex’s business (other than LoanCare’s business), including its assets and liabilities as of and after the Time of Distribution, whether such losses and claims relate to or are otherwise in connection with circumstances occurring, existing or asserted before, at or after the Time of Distribution. “LoanCare Indemnitees” means LoanCare and each of its officers, directors, employees, and each of their respective representatives, and each of the heirs, executors, successors and assigns of any of the foregoing.

Limitations on Indemnification Obligations

      The amount that LoanCare or the Southern Financial Group may be required to pay to the Southern Financial Indemnitees or the LoanCare Indemnitees, respectively, for an indemnifiable loss or claim will be reduced by any amounts that the Southern Financial Indemnitees or LoanCare Indemnitees, respectively, actually receive (including, without limitation, insurance proceeds actually received, but net of increased insurance premiums and charges related directly and solely to the related claim or loss) in respect of the loss or claim. In determining the amount of any indemnifiable losses, such amount will be increased to take into account any net tax loss and reduced to take into account any net tax benefit. Notwithstanding any of the foregoing, the indemnification provisions of the Tax Allocation Agreement will control all matters affecting taxes.

Employee Matters

      LoanCare and Gene D. Ross have entered into the Employment Agreement. The Employment Agreement will be effective at the Effective Time of the Merger. See “Management — Interests of Management in the Distribution and the Merger — Employment Agreement.” Persons who are employees of LoanCare prior to the Distribution will continue to be employees of LoanCare after the Time of Distribution, except as contemplated by the Merger Agreement or the Distribution Agreement.

Board of Directors of LoanCare

      Pursuant to the Distribution Agreement and the Stockholders’ Agreement, as of the Time of Distribution, the LoanCare Board will be comprised of three directors: Gene D. Ross, President and Chief Executive Officer of LoanCare; Harry F. Radcliffe, a substantial shareholder of LoanCare after the Distribution; and Richard Steele, the Executive Vice President of Southern Financial.

OTHER ANCILLARY AGREEMENTS

      In accordance with the terms of the Merger Agreement and the Distribution Agreement, the following Ancillary Agreements have been or will be entered into prior to the Distribution. The following descriptions of the Ancillary Agreements do not purport to be complete and are qualified in their entirety by reference to the Ancillary Agreements. Such agreements are available from LoanCare at no charge upon request.

Correspondent Banking Agreement

      Pursuant to the Merger Agreement, LoanCare, Southern Financial and Essex Bank will enter into a Correspondent Banking Agreement, governing the banking relationship and related activities between LoanCare and Essex Bank subsequent to the Merger. Pursuant to the Correspondent Banking Agreement, Essex Bank, as a subsidiary of Southern Financial, will provide a full range of commercial banking services to LoanCare. These services include: Essex Bank providing liquidity for escrow funds sufficient to ensure that such funds are available to meet daily cash disbursement requirements and to satisfy all applicable legal, regulatory and reasonable contractual requirements; daily courier service for cash deposits for LoanCare with the Federal Reserve Bank in Richmond, Virginia; and wire transfers of funds with sufficient volume capacity to accommodate LoanCare’s historical business. In exchange therefor, LoanCare will maintain all its escrow balances held on behalf of borrowers on mortgage loans with respect to which LoanCare provides servicing or subservicing, whether pursuant to an existing contract or a renewal, at Essex Bank to the extent permissible pursuant to such contract or renewal. In addition, LoanCare will use reasonable best efforts to require in any new servicing or subservicing agreement that it enters into that all escrow funds with respect to mortgage loans covered by any new such agreement be held at Essex Bank, and shall use its reasonable best efforts in contract negotiations to retain such a provision in the contract. Essex Bank has agreed to provide LoanCare with an earnings credit on all such escrow balances equal to the greater of the Federal Reserve Fund’s rate and 1.25%.

Southern Financial Acquisition Agreement

      Pursuant to the Southern Financial Acquisition Agreement, at the Effective Time of the Merger, LoanCare will issue to Southern Financial a number of newly issued shares of LoanCare Common Stock which is sufficient to give Southern Financial ownership of 24.9% of the issued and outstanding LoanCare Common Stock as of the Effective Time giving effect to the issuance of restricted LoanCare Common Stock to Gene D. Ross, the President and Chief Executive Officer of LoanCare. The purchase price thereof will be approximately $955,000. The newly issued shares of LoanCare Common Stock issued to Southern Financial will be validly issued, fully paid and nonassessable and will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Section 4(2) of the Securities Act and will be subject to restrictions on transfer, including restrictions which are necessary to ensure compliance with the Securities Act. The Southern Financial Acquisition Agreement contains standard representations and warranties for a transaction of this type and has a condition of closing that the Distribution be complete and the Merger consummated.

Stockholders’ Agreement

      The Stockholders’ Agreement, a form of which is attached as Appendix A to this Information Statement, contains restrictions on the parties’ ability to freely vote on matters affecting the operation, management and sale of LoanCare and the sale of such parties’ holdings of LoanCare Common Stock that will materially limit the rights they would otherwise have as shareholders. In return, however, the parties to the Stockholders’ Agreement will have certain rights to purchase LoanCare Common Stock held by the other parties to the Stockholders’ Agreement, to require the other parties to the Stockholders’ Agreement to cooperate in the sale of LoanCare to outside parties, and to participate in sales of LoanCare Common Stock to outside parties. Essex shareholders (other than holders of restricted Essex Common Stock) are urged to read the Stockholders’ Agreement and become a party thereto by returning to LoanCare a signed copy of the signature page of the Stockholders’ Agreement. The Stockholders’ Agreement contains the following provisions:

Election of Directors and Officers

      The Stockholders’ Agreement requires the parties to vote to maintain a three member LoanCare Board, and to elect Gene D. Ross, a designee of Southern Financial, and a designee of Harry F. Radcliffe to the LoanCare Board. In the event that the parties to the Stockholders’ Agreement amend the Stockholders’ Agreement and increase the number of directors comprising the LoanCare Board to four or more members, Southern Financial shall be entitled to additional representation on the LoanCare Board.

Voting on Certain Matters

      The Stockholders’ Agreement requires the parties to vote as decided by the parties holding at least two-thirds (2/3) of the outstanding shares of LoanCare Common Stock subject to the Stockholders’ Agreement as to any: (a) proposed consolidation or merger of LoanCare; (b) proposed sale or exchange of all, or substantially all, of the assets of LoanCare; (c) proposed liquidation or dissolution of LoanCare, other than pursuant to the exercise of options under an equity compensation plan of LoanCare; (d) issuance of additional shares of capital stock of any class; (e) issuance of securities convertible into, or exchangeable for, shares of capital stock of LoanCare; (f) issuance of options, warrants or rights to acquire shares of capital stock of LoanCare, except as contemplated in equity compensation plans as of the Distribution Date; or (g) other corporate matters which, by law or under the articles of incorporation or bylaws of LoanCare, require the approval of more than fifty percent (50%) of all votes entitled to be cast on such matters.

General Transfer Restriction

      The Stockholders’ Agreement prohibits the parties from selling any LoanCare Common Stock, except as provided in the Stockholders’ Agreement.

Right of First Refusal

      The Stockholders’ Agreement requires any party to the Stockholders’ Agreement who receives an offer to purchase any LoanCare Common Stock held by such party to notify LoanCare of such offer and to offer the same LoanCare Common Stock to LoanCare and the other parties to the Stockholders’ Agreement on the same terms.

Purchase and Sale Rights and Obligations

      Upon the occurrence of certain events with respect to a party to the Stockholders’ Agreement, such party will be required to offer to LoanCare and the other parties to the Stockholders’ Agreement, and LoanCare and the other parties to the Stockholders’ Agreement shall have the right to purchase, the LoanCare Common Stock held by such party at a price equal to the fair market value of the LoanCare Common Stock, as determined by an independent valuation entity chosen by LoanCare. These rights and obligations arise upon: (a) an involuntary transfer of the LoanCare Common Stock held by such party (e.g., in a bankruptcy, divorce, foreclosure or other judicial sale); (b) the termination of such party’s employment by LoanCare, if applicable; or (c) the death or disability of such party.

      If LoanCare issues additional shares of LoanCare Common Stock, other than pursuant to the exercise of options granted under equity compensation plans of LoanCare, Southern Financial shall have the right to purchase additional shares of LoanCare Common Stock at the same issuance price and subject to the same terms and conditions so that after giving effect to such issuances, Southern Financial would then own 24.9% of the outstanding LoanCare Common Stock.

Sale of LoanCare

      If one or more parties to the Stockholder’s Agreement receive an offer to purchase fifty percent (50%) or more of the outstanding LoanCare Common Stock, to merge LoanCare with another company, or to purchase all or substantially all of the assets of LoanCare, the selling party or parties to the Stockholders’ Agreement will have the right to require the other parties to the Stockholders’ Agreement to vote their LoanCare Common Stock in favor of such sale, and to sell their LoanCare Common Stock to the offering purchaser on the terms offered, as applicable. If one or more parties to the Stockholders’ Agreement receive an offer to sell twenty-five percent (25%) or more of the outstanding LoanCare Common Stock, and do not exercise the rights described in the preceding sentence, the selling party or parties will be required to notify the other parties to the Stockholders’ Agreement, and the other parties to the Stockholders’ Agreement shall have the right to participate in the sale by selling a portion of their LoanCare Common Stock proportional to their relative ownership of LoanCare Common Stock to the offering purchaser on the terms offered.

Tax Allocation Agreement

      Through the Time of Distribution, LoanCare’s results of operations have been and will be included in Essex’s consolidated U.S. federal income tax returns. As part of the Distribution, Loan Care, Essex and Southern Financial are entering into the Tax Allocation Agreement which provides, among other things, for the allocation between LoanCare and Essex of federal, state, local and non-U.S. tax liabilities relating to LoanCare’s business.

      The terms of the Tax Allocation Agreement provide that LoanCare generally will file with Essex for all periods that commence prior to the Distribution. Each of LoanCare and Essex will be separately responsible for the filing of tax returns and payment of all taxes for periods beginning after the date of the Distribution.

      Although the Tax Allocation Agreement is binding between Essex and LoanCare, it is not binding on the IRS and does not affect the liability of LoanCare or its subsidiaries, or the liability of Essex and its subsidiaries, to the IRS for all federal taxes of the consolidated group relating to periods through the date of the Distribution.

Sublease Agreement

      Southern Financial and LoanCare have agreed to entered into a Sublease Agreement pursuant to which LoanCare will continue to occupy 9,000 square feet at its current facilities location together with additional 3,000 square feet. Rental fees payable under the sublease generally are equal to 50% of amounts payable by Southern Financial under the prime lease. The term of the sublease expires on March 1, 2007, unless Southern Financial terminates the prime lease at an earlier date or unless LoanCare wishes to extend the term as provided in the sublease. Under the Sublease Agreement, LoanCare may add additional space to the coverage of the sublease, if available, from the prime lease at the applicable sublease rental rate. LoanCare also has a right of first refusal to acquire additional space under the prime lease made available for any third party at the sublease rental rate. Under the Sublease Agreement, LoanCare has agreed to allow Southern Financial to make certain minor configuration changes to the public areas of the facilities in order to accommodate Southern Financial’s planned use of additional space in the building.

Subservicing Agreement

      The Distribution Agreement requires LoanCare and Southern Financial to execute a Subservicing Agreement, on or before the Time of Distribution, pursuant to which LoanCare will subservice certain mortgage loans owned and/or serviced by the Southern Financial Group after the Distribution. After the Distribution, it is expected that LoanCare will subservice loans currently owned and/or serviced by Southern Financial Bank with an estimated aggregate outstanding principal balance of $293 million, comprising an estimated 5.27% of the aggregate principal balance of all loans subserviced by LoanCare as of September 30, 2003.

      The Subservicing Agreement is substantially similar to the subservicing agreements currently in effect between LoanCare and unaffiliated third parties, including with respect to the compensation to be paid thereunder.

      Pursuant to the Subservicing Agreement, LoanCare will provide the Southern Financial Group with traditional subservicing services, including billing and collection of borrower’s principal and interest payments, as well as borrower’s payments for taxes, insurance (including mortgage, hazard and/or flood insurance) and other similar items. Taxes, insurance and other such payments generally will be maintained in escrow by LoanCare with Essex Bank (see “Other Ancillary Agreements — Correspondent Banking Agreement”) and applied as due, but LoanCare may advance payment of such amounts before collecting the same from borrowers if escrow balances are insufficient to pay these amounts when due, or if a loan does not include an escrow feature and these amounts are not paid directly by borrowers when due. LoanCare will remit payments due to investors in the mortgage loans, whether the investors are a part of the Southern Financial Group or third parties with which a member of the Southern Financial Group has contracted to service or master service the loans. LoanCare will provide investor reporting meeting customary industry requirements. LoanCare will take action to minimize loan delinquencies, and take steps to mitigate losses in connection with delinquent and defaulted loans, including entering forbearance agreements and loan modifications with borrowers. When necessary, LoanCare will pursue foreclosure (or other means of taking possession of property securing a loan) and sale of the property securing a loan. In addition to the terms in the Subservicing Agreement, LoanCare will be obligated to comply with all state and federal applicable law, and, as applicable to any loan, the Fannie Mae, Freddie Mac and Ginnie Mae Guides, the HUD Handbook and the VA Handbook, and guidelines of the applicable private investors and mortgage insurers. LoanCare will be obligated exercise a degree of care that is no less than that provided by industry subservicers generally.

      In exchange for the performance of its subservicing functions, LoanCare will receive fees ranging from $48 (for fixed rate lines of credit) to $90 (for adjustable rate and balloon mortgage loans) per year, per loan. These fees will be paid monthly, and will not vary with the balances of the loans. As the subservicer, LoanCare also will be entitled to retain certain ancillary income related to loans, including insufficient funds fees (“bounced check” fees), late fees, optional insurance commissions, satisfaction fees, assumption fees, partial release fees, loan modification fees, and other legally permissible fees charged by subservicer to borrower. In addition, LoanCare will receive additional fees upon the initial setup of loans for subservicing, upon termination of loan subservicing, in connection with delinquent and defaulted loans, for lien searches, for marketing real estate owned as a result of foreclosure, for insurance claim filing, for manual investor reporting, and for investor’s access to online loan information, among other miscellaneous services. Lastly, LoanCare will bill internal and external costs associated with the setup of billing statements in the name of an investor or owner, and for management, clerical and copying charges related to extra services requested.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material U.S. federal income tax consequences of the Distribution. It is not intended to address the tax consequences for every Essex shareholder. In particular, this summary does not cover state, local or non-U.S. income and other tax consequences. Accordingly, Essex shareholders are strongly encouraged to consult their individual tax advisor for information on the tax consequences applicable to their individual situation. In addition, Essex shareholders residing outside of the United States are encouraged to seek tax advice regarding the tax implications of the Distribution.

      Essex has not requested a ruling from the IRS and it has not sought, and does not intend to seek, an opinion of counsel with respect to the income tax consequences of the Distribution. Essex has structured the Distribution to qualify as a tax-free distribution to the shareholders of Essex under Section 355 of the Code; however, such Distribution will be taxable to Essex because of its acquisition by Southern Financial. Essex thus will recognize taxable gain (but not loss) by reason of the Distribution in an amount equal to the difference between the fair market value of the shares of LoanCare Common Stock that are distributed and Essex’s adjusted tax basis in those shares. Essex believes that any taxable gain to it resulting from the Distribution will be substantially offset by net operating loss carryforwards available to it. The Distribution is structured to be tax-free to Essex’s shareholders; however, Essex cannot assure the shareholders of Essex that the IRS will not recharacterize the Distribution as a taxable distribution to the shareholders of Essex.

      In summary, if the IRS respects the Distribution as a tax-free distribution as described in Code Section 355, the federal income tax consequences of the Distribution should be the following:

•	Essex should recognize gain upon the distribution of LoanCare Common Stock to Essex’s shareholders, but such gain should be substantially offset by available net operating loss carryforwards.

•	No gain or loss should be recognized by Essex’s shareholders as a result of their receipt of LoanCare Common Stock in the Distribution.

•	A shareholder’s tax basis in Essex Common Stock should be apportioned between Essex Common Stock and the LoanCare Common Stock received in the Distribution on the basis of the relative fair market values of the Essex Common Stock and LoanCare Common Stock at the time of the Distribution.

•	The holding period of LoanCare Common Stock received in the Distribution should be the same as the holding period of Essex Common Stock with respect to which LoanCare Common Stock will be distributed, provided that the shareholder holds the Essex Common Stock as a capital asset on the date of the Distribution.

      If the Distribution were not to qualify as a tax-free distribution within the meaning of Section 355 of the Code, each Essex shareholder who receives LoanCare Common Stock in the Distribution should generally be treated as receiving a dividend distribution (taxable as ordinary income) in an amount equal to the fair market value of the LoanCare Common Stock received by such shareholder.

      The foregoing is only a summary of the material U.S. federal income tax consequences of the Distribution under current law and is intended for general information only. Essex has structured the Distribution to be tax-free to the shareholders of Essex; however, Essex cannot provide any assurance that the Distribution will be tax-free to the shareholders of Essex pursuant to Code Section 355, and thus, each Essex shareholder is urged to consult his or her tax advisor as to the particular consequences of the Distribution to such shareholder, including the application of state, local and non-U.S. tax laws, and as to possible changes in tax law that may affect the tax consequences described above.

RELATIONSHIP WITH SOUTHERN FINANCIAL

      Pursuant to the terms of the Merger Agreement and the Distribution Agreement entered into in accordance with the Merger Agreement, LoanCare will have a continuing relationship with Southern Financial after completion of the Merger, the Distribution, and the Southern Financial Acquisition. In connection with the Distribution and the Southern Financial Acquisition, Southern Financial will acquire 24.9% of the outstanding shares of LoanCare Common Stock and will be entitled to nominate a director of LoanCare. In addition, LoanCare will become a tenant of Southern Financial under the Sublease Agreement pursuant to which LoanCare will continue to occupy the premises that it is currently using in conducting its business and operations. Southern Financial will in turn provide LoanCare with correspondent banking services including a working capital line of credit, wire transfer capabilities and daily deposit crediting services. LoanCare has agreed to use its reasonable best efforts to require that all servicing and subservicing agreements entered into after completion of the Merger require that the escrow balances be held at Essex Bank. Southern Financial and LoanCare will also be responsible each to the other for reporting and payment with respect to tax obligations that had been allocated between them pursuant to the terms of the Tax Allocation Agreement. All of the above relationships are more fully described in “The Distribution — Terms of the Distribution Agreement — Certain Ancillary Agreements” and “Other Ancillary Agreements.”

TRADING OF LOANCARE COMMON STOCK

Transfer Restrictions

      There is no existing trading market for LoanCare Common Stock and none is expected to develop. The LoanCare Common Stock received by Essex shareholders pursuant to the Distribution will not be freely transferable under the federal securities laws. In addition, the LoanCare Restated Articles provide for various restrictions on transfer of the LoanCare Common Stock. Unless approved by two-thirds (2/3) of the LoanCare Board, the shares of LoanCare Common Stock may not be transferred by any LoanCare shareholders, except in the case of: transfers to LoanCare; transfers to existing shareholders of LoanCare; transfers by gift, bequest or operation of the laws of descent, provided that the shares in the hands of the transferee remain subject to the same restrictions on transfer as they were when held by the transferor; transfers to an entity unaffiliated with LoanCare pursuant to a merger, consolidation, stock-for-stock exchange, or similar transaction involving LoanCare; or transfers by a partnership to its partners, provided the shares in the hands of the transferee remain subject to the same restrictions on transfer as they were when held by the transferor. These restrictions will expire on the date that LoanCare becomes a “reporting company” pursuant to the Securities Exchange Act of 1934, as amended. LoanCare has no current intention of becoming a reporting company. In addition, any permitted transfer must be made pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration, such as the exemption afforded by Section 4(2) of the Securities Act and Rule 144 under the Securities Act. LoanCare has no current intention of filing a registration statement covering the resale of shares of LoanCare Common Stock received in the Distribution. The stock certificates evidencing the LoanCare Common Stock will bear legends referring to such restrictions.

Restrictions Under the Stockholders’ Agreement

      The Stockholders’ Agreement prohibits the shareholders that are parties to the agreement from transferring any LoanCare Common Stock, except as provided in the Stockholders’ Agreement. For a more complete description of the provisions under the Stockholders’ Agreement relating to transfers of LoanCare Common Stock, see “Other Ancillary Agreements — Stockholders’ Agreement.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited LoanCare pro forma consolidated capitalization table and financial information and related footnotes as of September 30, 2003 and for the nine months ended September 30, 2003 and the year ended December 31, 2002 are presented to show the impact of the Distribution, the Merger and the Southern Financial Acquisition on the historical financial position and results of operations of LoanCare.

      The unaudited pro forma consolidated capitalization table and balance sheet reflect the historical position of LoanCare as of September 30, 2003 with pro forma adjustments based on the assumption that the Distribution, the Merger and the Southern Financial Acquisition were effective as of September 30, 2003. The unaudited pro forma consolidated statement of operations reflects the historical results of operations of LoanCare for the nine months ended September 30, 2003 and the year ended December 31, 2002 with pro forma adjustments based on the assumption that the Distribution, the Merger and the Southern Financial Acquisition were consummated as of the beginning of the applicable period. The adjustments are based on information available and certain assumptions that LoanCare believes are reasonable.

      The following information should be read in conjunction with and is qualified in its entirety by the LoanCare consolidated financial statements and the notes thereto which are contained in this Information Statement.

      The unaudited pro forma consolidated financial information is intended for informational purposes only and does not purport to reflect the financial position or results of operations of LoanCare or the financial position or results of operations of LoanCare as a stand-alone company separate from Essex and Essex Bank that would have actually occurred had the Distribution, the Merger and the Southern Financial Acquisition been in effect as of the date or for the period presented.

LOANCARE SERVICING CENTER, INC.

UNAUDITED PRO FORMA CAPITALIZATION TABLE

	September 30, 2003

		Pro Forma
		Adjustments
		Increase
	Historical	(Decrease)		Pro Forma

Common stock, $.10 par value:
Authorized shares — 15,000 (4,000,000, pro forma)
Issued and outstanding shares — 30 (3,840,296, pro forma)	$3	$384,029	(a)	$384,032
Additional paid-in capital	808,803	772,721	(b)	1,581,524
Retained Earnings	6,086,772	(1,438,762	)(c)	4,648,010

Total shareholders’ equity	$6,895,578	$(282,012)		$6,613,566

(a)	Includes:

Cancellation of issued and outstanding shares of common stock:	$(3)
Issuance of 2,500,052 shares of common stock to effect the Distribution:	250,005
Issuance of 384,033 shares of restricted common stock	38,403
Issuance of 956,241 shares of common stock to Southern Financial in connection with the Southern Financial Acquisition	95,624

$384,029

(b)	Includes:

Cancellation of issued and outstanding shares of common stock:	$3
Issuance of 2,500,052 shares of common stock to effect the Distribution:	(250,005)
Issuance of 384,033 shares of restricted common stock	60,347
Issuance of 956,241 shares of common stock to Southern Financial in connection with the Southern Financial Acquisition	859,376
Assignment of assets by Essex Bank to LoanCare in connection with the Distribution — estimated fair value	103,000

$772,721

(c)	Includes:

Cash dividend in connection with the Distribution	$(1,000,000)
Distribution transaction expenses	(150,000)
Other adjustments to income and expense (exclusive of $150,000), tax effected, during the nine month period ended September 30, 2003 as reflected in the pro forma financial statements	(288,762)

$(1,438,762)

LOANCARE SERVICING CENTER, INC.

(f/k/a Essex Home Mortgage Servicing Corporation)

UNAUDITED PRO FORMA BALANCE SHEET

As of September 30, 2003

		Spin-off
	Beginning	Adjustments		Pro Forma
	Balance	Increase		Balance
	Sheet	(Decrease)		Sheet

ASSETS
Cash	$611,236	$(1,000,000	)(a)	$3,216,310
		955,000	(b)
		3,027,611	(c)
		(150,000	)(d)
		40,354	(e)
		(288,000	)(f)
		(44,349	)(g)
		(75,000	)(h)
		139,458	(i)
Securities available for sale at fair value	1,548,887			1,548,887
Loans, net	264,097			264,097
Premises and equipment, net	534,585	103,000	(j)	637,585
Noninterest-bearing receivables from affiliates	3,027,611	(3,027,611	)(c)	—
Deferred tax asset, net	1,110,837	37,525	(k)	1,148,362
Other assets	1,524,724			1,524,724

Total assets	$8,621,977			$8,339,965

LIABILITIES AND SHAREHOLDER’S EQUITY
LIABILITIES
Accounts payable	$710,775			$710,775
Income taxes payable	637,336			637,336
Other liabilities	378,288			378,288

Total liabilities	1,726,399			1,726,399
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY
Common stock, $.10 par value:
Authorized, issued and outstanding shares —	3	250,002	(l)	$384,032
		38,403	(k)
		95,624	(b)
Additional paid-in capital	808,803	(250,002	)(l)	1,581,524
		60,347	(k)
		859,376	(b)
		103,000	(j)
Retained earnings	6,086,772	(1,000,000	)(a)	4,648,010

		(150,000	)(d)
		40,354	(e)
		(288,000	)(f)
		(44,349	)(g)
		(75,000	)(h)
		(98,750	)(k)
		176,983	(j)
Total shareholder’s equity	6,895,578			6,613,566

Total liabilities and shareholder’s equity	$8,621,977			$8,339,965

(a)	LoanCare dividend of $1,000,000 to effect the Distribution.

(b)	Southern Financial payment to LoanCare to acquire a 24.9% interest in LoanCare (956,241 shares of LoanCare common stock) for a price of $955,000.

(c)	LoanCare cash equivalents held by Essex Bank which Essex Bank will transfer to LoanCare at the Time of Distribution.

(d)	Adjustment resulting from estimated Distribution-related costs.

(e)	Adjustment resulting from estimated earnings on custodial balances at a rate equal to the Federal Funds Rate plus 25 basis points. Beginning January 1, 2003, Essex Bank provided to LoanCare an earnings credit on such balances at a rate equal to the Federal Funds Rate of 1%.

(f)	Adjustment resulting from estimated additional personnel costs and benefits related to services previously provided by Essex Bank and resulting from LoanCare operating as a company separate from Essex Bank following the Distribution.

(g)	Adjustment resulting from estimated expenses that LoanCare will incur for subleasing its current facilities and additional space from Southern Financial following the Distribution.

(h)	Adjustment resulting from estimated expenses to maintain annual state licenses and registrations to conduct business as a foreign corporation.

(i)	Tax effect of pro forma adjustments for state and federal income tax at 38%.

(j)	Assets used by LoanCare in its operations but owned by Essex Bank which Essex Bank has agreed to assign to LoanCare in connection with the Distribution. Figure shown is the estimated fair market value of these assets.

(k)	Issuance of restricted LoanCare common stock (384,033 shares) to LoanCare’s President and Chief Executive Officer immediately following the Distribution which represents a 10% interest in LoanCare’s outstanding common stock immediately following the Distribution.

(l)	Cancellation and issuance of LoanCare common stock as follows:

      Immediately prior to the Distribution:

(i) Cancellation of 30 shares held by Essex Bank.

(ii) Issuance to Essex Bank of 2,500,052 shares to effect the Distribution.

LOANCARE SERVICING CENTER, INC.

(f/k/a Essex Home Mortgage Servicing Corporation)

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

For the Nine Months Ended September 30, 2003

		Spin-off
	Beginning	Adjustments		Pro Forma
	Unadjusted	Increase		Adjusted
	Period End	(Decrease)		Period End

REVENUES
Loan servicing fees, net	$2,072,250			$2,072,250
Late charges and other fees	892,891			892,891
Interest	834,017	$40,354	(a)	874,371
Other	1,358,762			1,358,762

Total Revenues	5,157,920	40,354		5,198,274

EXPENSES
Salaries and employee benefits	1,668,843	288,000	(b)	2,055,593
		98,750	(c)
Net occupancy and equipment	192,297	44,349	(d)	236,646
Service bureau	531,580			531,580
Other	817,870	75,000	(e)	892,870

Total Expenses	3,210,590	506,099		3,716,689

Income Before Income Taxes	1,947,330	(465,745)		1,481,585
PROVISION FOR (BENEFIT FROM) INCOME TAXES	739,958	(176,983	)(f)	562,975

Net Income	$1,207,372	$(288,762)		$918,610

(a)	Estimated earnings on custodial balances at a rate equal to the Federal Funds Rate plus 25 basis points. Beginning January 1, 2003, Essex Bank provided to LoanCare an earnings credit on such balances at a rate equal to the Federal Funds Rate of 1%.

(b)	Estimated additional personnel costs and benefits related to services previously provided by Essex Bank and resulting from LoanCare operating as a company separate from Essex Bank following the Distribution.

(c)	Estimated expense in connection with the issuance of restricted LoanCare common stock (384,033 shares) to LoanCare’s President and Chief Executive Officer immediately following the Distribution which represents a 10% interest in LoanCare’s outstanding common stock immediately following the Distribution.

(d)	Estimated expenses that LoanCare will incur for subleasing its current facilities and additional space from Southern Financial following the Distribution.

(e)	Estimated expenses to maintain annual state licenses and registrations to conduct business as a foreign corporation.

(f)	Tax effect of pro forma adjustments for state and federal income tax at 38%.

LOANCARE SERVICING CENTER, INC.

(f/k/a Essex Home Mortgage Servicing Corporation)

UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

For the Twelve Months Ended December 31, 2002

		Spin-off
	Beginning	Adjustments		Pro Forma
	Unadjusted	Increase		Adjusted
	Period End	(Decrease)		Period End

REVENUES
Loan servicing fees, net	$1,889,372			$1,889,372
Late charges and other fees	810,764			810,764
Interest	—	542,386	(a)	542,386
Other	1,050,558			1,050,558

Total Revenues	3,750,694	542,386		4,293,080

EXPENSES
Salaries and employee benefits	1,493,259	384,000	(b)	2,008,926
		131,667	(c)
Net occupancy and equipment	239,209	59,131	(d)	298,340
Service bureau	460,792			460,792
Other	688,965	100,000	(e)	788,965

Total Expenses	2,882,225	674,798		3,557,023

Income (loss) Before Income Taxes	868,469	(132,412)		736,057
PROVISION FOR (BENEFIT FROM) INCOME TAXES	154,940	(49,750	)(f)	105,190

Net Income	$1,023,409	$(182,162)		$841,247

(a)	Estimated earnings on custodial balances at a rate equal to the Federal Funds Rate plus 25 basis points. Beginning January 1, 2003, Essex Bank provided to LoanCare an earnings credit on such balances at a rate equal to the Federal Funds Rate of 1%.

(b)	Estimated additional personnel costs and benefits related to services previously provided by Essex Bank and resulting from LoanCare operating as a company separate from Essex Bank following the Distribution.

(c)	Estimated expense in connection with the issuance of restricted LoanCare common stock (384,033 shares) to LoanCare’s President and Chief Executive Officer immediately following the Distribution which represents a 10% interest in LoanCare’s outstanding common stock immediately following the Distribution.

(d)	Estimated expenses that LoanCare will incur for subleasing its current facilities and additional space from Southern Financial following the Distribution.

(e)	Estimated expenses to maintain annual state licenses and registrations to conduct business as a foreign corporation.

(f)	Tax effect of pro forma adjustments for state and federal income tax at 38%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of financial condition and results of operations of LoanCare reflects LoanCare operations as a wholly owned subsidiary of Essex and Essex Bank. The related financial statement information is unconsolidated from the financial statement information of Essex and Essex Bank and as a result reflects intercompany expenses and credits that are otherwise eliminated upon consolidation. No intercompany transactions are reflected in 2002; however, beginning in 2003 Essex Bank allocates two intercompany items, a monthly expense and an earnings credit, as more fully described below. Following the Distribution, LoanCare will operate as an independent entity from Essex and Essex Bank. In connection with the Merger and Distribution, LoanCare is entering into a number of agreements with Southern Financial as successor to Essex that will affect LoanCare’s ongoing management and operations. If LoanCare’s relationship with Southern Financial becomes unsatisfactory, or if LoanCare’s expenses to operate as an independent entity from Essex are materially higher than historical expenses, LoanCare’s business, operations and financial results could be materially and adversely affected.

      The following discussion and analysis of financial condition and results of operations of LoanCare should also be read in conjunction with LoanCare’s financial statements and related notes, and other financial information appearing elsewhere in this Information Statement.

Critical Accounting Policies

      LoanCare’s preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America requires its management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of LoanCare’s financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimated.

Advances for Taxes, Insurance, and Other

      Advances for taxes, insurance, and other (principal and interest, where applicable) consist of advances on behalf of clients that have requested that LoanCare perform collection and administrative services. The client is contractually required to reimburse LoanCare for such advances. An allowance for doubtful accounts is estimated by LoanCare’s management, giving consideration to an analysis of the accounts outstanding, current economic conditions and other relevant factors. As an additional component of this allowance, management provides for an estimate of losses associated with recourse obligations related to LoanCare’s servicing portfolio.

Mortgage Servicing Rights

      Mortgage Servicing Rights (“MSRs”) consist of purchased mortgage servicing rights. These MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. LoanCare’s policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted anticipated future cash flows, taking into consideration market-based prepayment estimates. If the carrying value of the MSRs exceeds the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to amortization of MSRs.

Loan Servicing Fees

      Fees for servicing loans are credited to mortgage servicing income when the related mortgage payments are collected. Depending on the terms of the servicing contracts, such fees are normally based upon the number of loans processed. Servicing expenses are charged to operations when incurred.

Intercompany Allocation of Costs

      LoanCare’s financial statements reflect the direct operating income and expenses of servicing loans for others, and, as of January 1, 2003, two intercompany items allocated from Essex Bank. Essex Bank requires a fixed monthly expense reimbursement from LoanCare for services provided by Essex Bank’s personnel on LoanCare’s behalf, including executive management, accounting, internal audit and information and technology services. Essex Bank allocates an earnings credit, based on the Federal Funds rate to LoanCare for subservicing client escrow accounts on deposit at Essex Bank. There is not an earnings credit allocation for corporate or other custodial accounts on deposit at Essex Bank, or intercompany accounts receivable.

Income Taxes

      LoanCare files consolidated income tax returns with its parent and an affiliated group of corporations. Under LoanCare’s tax-sharing agreement, income taxes are allocated as if separate returns were filed using the statutory federal and state income tax rates, with its parent absorbing any differences in actual and estimated consolidated liabilities or benefits. To the extent income taxes have been previously paid by LoanCare to its parent, it can recover these taxes if LoanCare incurs operating losses. After the Distribution, LoanCare will separately file income tax returns and will enter into a Tax Allocation Agreement with Essex and Southern Financial governing their respective payment and reporting obligations.

      LoanCare applies an asset and liability approach for determining income taxes. Deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Loan Servicing

      LoanCare services mortgage loans secured primarily by residential real estate throughout the United States. At September 30, 2003, approximately 70% of its mortgage loan servicing portfolio is concentrated among California, Florida, Georgia, Maryland, Michigan, New Jersey, New York, North Carolina, Pennsylvania, and Virginia. Four clients, including Essex Bank, provide approximately 65% of LoanCare’s servicing volume at that date. One of these clients, providing approximately 10% of the servicing portfolio, has notified LoanCare of its intent to transfer servicers by the end of 2003. Essex Bank’s loan portfolio servicing is performed without a formal contract. LoanCare will enter into a subservicing agreement with Southern Financial Bank to continue servicing these loans.

      At September 30, 2003 and December 31, 2002, LoanCare serviced or subserviced approximately 46,200 and 29,300 loans, respectively, with outstanding principal balances at September 30, 2003 and December 31, 2002 of $5.6 billion and $3.3 billion, respectively. This increase is a reflection of the recent growth in LoanCare’s subservicing business.

      As an agent for clients for whom loans are serviced, LoanCare maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At September 30, 2003, approximately $26.7 million of such accounts were on deposit at unaffiliated banks and $128.7 million of such accounts were on deposit at Essex Bank, compared to $18.3 million at unaffiliated banks and $64.2 million at Essex Bank as of December 31, 2002. These balances are not included in the accompanying balance sheet as they are not assets of LoanCare. LoanCare will enter into a Correspondent Banking Agreement with Southern Financial pursuant to which, among other things, LoanCare will maintain these escrow deposits with Essex Bank, as a wholly owned subsidiary of Southern Financial.

Financial Condition

General

      LoanCare’s total assets at September 30, 2003 were $8.6 million as compared to $6.0 million at December 31, 2002, an increase of approximately $2.6 million or 42.9%. The predominant factor contributing to the increase in total assets was the $1.8 million growth in noninterest-bearing receivables from affiliates which were $3.0 million and $1.3 million at September 30, 2003, and December 31, 2002, respectively. The growth in the affiliate receivable is attributable to excess liquidity generated by LoanCare through net cash flows from operations, and invested by Essex Bank. Prior to the Distribution, Essex Bank will continue to hold LoanCare excess cash, and will not credit LoanCare for the interest earned on such funds. After the Distribution, LoanCare will invest its excess cash from operations and will receive any interest earned on such funds.

Cash and Cash Equivalents

      Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks and federal funds sold) decreased by $557,000 or 47.7% between December 31, 2002 and September 30, 2003. Cash and cash equivalent balances were $611,000 and $1.2 million, respectively as of September 30, 2003 and December 31, 2002. Except for short-term operating funds, excess liquidity is centrally held at and invested by Essex Bank.

Investment Securities

      Securities available for sale, of $1.5 million and $522,000, respectively, at September 30, 2003 and December 31, 2002, consists of interests in a mutual fund that invests excess liquidity on an overnight basis. At September 30, 2003 and December 31, 2002, the mutual fund portfolio was invested in repurchase agreements, which are fully collateralized by U.S. Treasury and government agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share. Growth in 2003 was due to two purchases and the reinvestment of dividends. There were no sales of securities in 2003 or 2002.

Loans

      Net loans (including loans classified as held for sale) were $264,000 and $205,000 at September 30, 2003 and December 31, 2002, respectively. Net loans increased by $59,000 or 28.8% from December 31, 2002 to September 30, 2003. This increase resulted from the $337,000 repurchase of four residential loans, reduced by three loan payoffs and ordinary loan payments and activity. In addition to the principal balances, at September 30, 2003 and December 31, 2002, LoanCare had accrued interest receivables related to these loans of $2,800 and $1,200, respectively.

Mortgage Servicing Rights

      As of September 30, 2003 and December 31, 2002, LoanCare reported $84,000 and $114,000, respectively, of purchased MSRs, a decrease of $30,000 or 26.0%. In addition to periodic amortization of MSRs, the carrying value of LoanCare’s MSRs is dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At September 30, 2003, no assurance can be made that significant amortization or impairment adjustments will not be necessary in the future with respect to LoanCare’s MSRs.

      The fair value of MSRs was $87,000 and $120,000 at September 30, 2003 and December 31, 2002, respectively.

Accounts Payable

      Accounts payable increased by $623,000 between December 31, 2002 and September 30, 2003. Accounts payable is a variable account representing the funds owed to clients. Fluctuations are due to the timing with which obligations arise and are settled. Growth in the number of clients and loans serviced has led to an overall growth in payables.

Sources of Funds

      Net income from operations is the primary funding source for LoanCare. As of September 30, 2003 and December 31, 2002, LoanCare had no outstanding borrowings.

Shareholder’s Equity

      Shareholder’s equity at September 30, 2003 was $6.9 million, an increase of $1.2 million or 21.2% from shareholder’s equity of $5.7 million at December 31, 2002. This change reflects LoanCare’s net income of $1.2 million for the nine months ended September 30, 2003, which is further described under Results of Operations.

Results of Operations

      LoanCare’s net income for the year ended December 31, 2002 totaled $1.0 million, compared to net income of $311,000 for the year ended December 31, 2001, an increase of $712,000 or 228.6%. LoanCare’s net income for the year ended 2002 includes a $155,000 tax benefit, as compared to a $191,000 tax provision for the same period of 2001. On a pre-tax basis, LoanCare had earnings of $868,000 for the year ended December 31, 2002 as compared to $503,000 for the year ended December 31, 2001, an increase of $366,000 or 72.7%. LoanCare’s overall results reflected increases in loan servicing fees and service charges resulting from the growth in LoanCare’s mortgage loan subservicing portfolio since the beginning of 2001.

      LoanCare’s net income for the nine months ended September 30, 2003 totaled $1.2 million, compared to net income of $351,000 for the nine months ended September 30, 2002, an increase of $857,000 or 244.4%. LoanCare’s net income for the nine months ended September 30, 2003 includes a $740,000 tax provision, as compared to a $215,000 tax provision in the same period in 2002. On a pre-tax basis, LoanCare had earnings of $1.9 million for the nine months ended September 30, 2003 compared to $565,000 for the same period in 2002, an increase of $1.4 million or 244.5%. LoanCare’s overall results for the nine month period ended September 30, 2003 reflected increases in (a) net interest income attributable primarily to an earnings credit received from Essex Bank, beginning January 1, 2003, for loan servicing escrow funds deposited at Essex Bank, and (b) loan servicing fees and service charges resulting from the growth in LoanCare’s mortgage loan subservicing portfolio since the beginning of 2002.

Interest Income

      Interest income totaled $12,000 and $300,000 for the years ended December 31, 2002 and 2001, respectively, a decrease of $288,000 or 96.0%. Interest income in 2001 included interest received by LoanCare from Essex Bank for the overnight investment of excess funds, which were paid to Essex Bank as a dividend on January 1, 2002.

      Interest income totaled $834,000 and $8,000 for the nine month periods ended September 30, 2003 and 2002, respectively, an increase of $826,000. In January 2003, Essex Bank began to provide to LoanCare an earnings credit related to the loan servicing escrow funds on deposit at Essex Bank. For the nine months ended September 30, 2003, the total earnings credit received was $804,000, reflecting an average rate of return of 1.19% on an average balance of $90.4 million. LoanCare expects that if interest rates begin to rise, refinancing volumes and the associated loan payoff proceeds will decline, unfavorably impacting escrow funds on deposit and net interest income.

Noninterest Income

      Noninterest income for the year ended December 31, 2002 totaled $3.7 million, a $1.0 million or 39.0% increase from noninterest income of $2.7 million during the year ended December 31, 2001. This increase was primarily attributable to (a) a $461,000 increase in loan servicing fees, (b) a $235,000 increase in service charges and fees, and (c) a $352,000 increase in other servicing related income, all resulting from an increase in LoanCare’s loan subservicing portfolio for the comparable periods.

      Noninterest income for the nine month period ended September 30, 2003 totaled $4.3 million, a $1.7 million or 63.6% increase from $2.6 million during the same period in 2002. This increase was primarily attributable to (a) a $716,000 increase in loan servicing fees, (b) a $358,000 increase in service charges and fees and (c) $607,000 in other servicing related income resulting from an increase in LoanCare’s loan subservicing portfolio for the comparable periods.

Expenses

      Total expenses increased $394,000 or 15.8% from $2.5 million during the year ended December 31, 2001 to $2.9 million during the year ended December 31, 2002. This increase reflects the recent growth in LoanCare’s subservicing business and was primarily attributable to (a) a $184,000 increase in salaries and employee benefits resulting from an increase in the number of full-time equivalent employees, (b) a $155,000 increase in service bureau expense due to increases in LoanCare’s average mortgage loan servicing portfolio for the comparable periods, and (c) miscellaneous loan servicing expense increases due to the growth in the volume of loans serviced.

      Total expenses increased $1.2 million or 56.3% from $2.1 million during the period ended September 30, 2002 to $3.2 million during the same period in 2003. This increase is a reflection of the recent growth in LoanCare’s subservicing business and Essex Bank’s policy instituted January 1, 2003 to allocate certain intercompany expenses to LoanCare and is primarily attributable to (a) a $424,000 increase in salaries and employee benefits resulting from an increase in the number of full-time equivalent employees, (b) a $214,000 increase in service bureau expense due to increases in LoanCare’s average mortgage loan servicing portfolio for the comparable period, (c) a $184,000 reimbursement of overhead expenses on behalf of administrative and management services provided by Essex Bank related to LoanCare’s operations, and (d) miscellaneous loan servicing expense increases due to the increase in the volume of loans serviced.

Provision for Servicing Losses

      The provision for servicing losses represents the charge against earnings that is required to fund the allowance for servicing losses. The level of the allowance for servicing losses is determined by LoanCare’s management based upon its evaluation of the inherent risks within LoanCare’s subservicing loan portfolios. This evaluation considers, among other things, present and prospective industry trends, regional and national economic conditions, changes in compliance requirements, and the degree of difficulty in administering certain subservicing loan portfolios. As adjustments become identified through this ongoing managerial assessment, the provision is increased or decreased, as the case may be, which impacts the earnings of the period in which they become known.

      At September 30, 2003 and December 31, 2002, reserve for servicing losses was $75,000 and $76,000, respectively. Charges to the servicing loss reserve were $10,000 in 2002 and $28,000 for the nine months ending September 30, 2003. For the nine months ended September 30, 2003 and 2002, provision for servicing losses amounted to $27,000 and $34,000, respectively.

      Although management utilizes its best judgment in providing for probable losses, there can be no assurance that LoanCare will not have to increase its provision for servicing losses in the future as a result of unforeseen changes in the portfolio and the very nature of the subservicing specialty business. Any such increase could materially and adversely affect LoanCare’s results of operations.

Provision for Income Taxes

      LoanCare recognized a $155,000 tax benefit in the year ended December 31, 2002, as compared to a $191,000 tax provision in the comparable period of 2001. LoanCare recognized a $740,000 tax provision in the nine month period ended September 30, 2003, as compared to a $215,000 tax provision in the same period of 2002. Due to the utilization of net operating loss carryforwards (“NOLs”), LoanCare paid no income taxes during 2002. During 2002, management determined that it is more likely than not that LoanCare will sustain profitability at sufficient levels to utilize the NOLs through their expiration dates and recognized the benefits associated with the NOLs based on projected taxable income through such dates. Future adjustments will be required if it is determined that LoanCare’s deferred tax asset for the NOLs has been impaired.

      On August 31, 2001, Essex consummated a transaction that converted Essex from a publicly held to privately held company. This transaction constitutes a change in ownership under the Code. Section 382 of the Code limits the amount of NOLs that can be utilized to offset taxable income subsequent to a change in ownership. The limitation is calculated by multiplying the adjusted value of LoanCare immediately before the ownership change on August 31, 2001 by the long-term federal tax-exempt rate for August 2001. Based on a valuation prepared by an independent third party and the application of the limitation, the annual taxable income limitation to which LoanCare’s NOLs can be applied approximates $351,000. This limitation impacts the amount of the NOLs that LoanCare could utilize on a separate company basis, but not that of its parent on the consolidated income tax return. Accordingly, in July 2003, that portion of the NOLs that could not be utilized by LoanCare, an aggregate amount of $1.4 million, was dividended to Essex Bank, with a corresponding capital contribution from Essex Bank to LoanCare for the receipt thereof. LoanCare’s Section 382 adjusted available NOLs for periods beginning after December 31, 2002 is approximately $2.1 million, which expires in the years 2008 through 2011.

Off-Balance Sheet Arrangements

      LoanCare is not party to any off-balance sheet arrangements with unconsolidated entities. For purposes of this section of this Information Statement, off-balance sheet arrangements include guarantee contracts, retained or contingent interest in assets transferred, derivative instruments and obligations under a material variable interest.

Liquidity and Commitments

      Liquidity refers to LoanCare’s ability to generate sufficient cash to meet the funding needs of current servicing demands and to pay operating expenses. LoanCare generally has no significant source of funds other than income from operations.

      Escrow funds for loan servicing clients are maintained and invested by Essex Bank and are available for disbursement with one day notice. Liquidity is generally invested in short-term investments such as federal funds sold, overnight deposits with the FHLB, certificates of deposit, and in U.S. Treasury and U.S. government agency securities.

Regulatory Matters

Net Worth

      Certain clients require loan servicers to maintain a specific net worth. Fannie Mae and HUD provide the two most restrictive net worth requirements and measurements. Fannie Mae has the most stringent of the net worth requirements, and required LoanCare to have a net worth of $3.7 million as of September 30, 2003. Fannie Mae determines net worth based on shareholder’s equity, which as of September 30, 2003 was $6.9 million for LoanCare. LoanCare, therefore, exceeded Fannie Mae’s net worth requirement by $3.2 million as of September 30, 2003. HUD required LoanCare to have a net worth of $1.0 million as of September 30, 2003. HUD determines net worth by subtracting certain ineligible assets from shareholder’s equity. The net worth of LoanCare as of September 30, 2003, under HUD’s methodology, was $2.5 million, which exceeded HUD’s net worth requirement by $1.5 million as of September 30, 2003. LoanCare exceeded all client net worth requirements as of September 30, 2003.

Insurance

      Certain clients specify required amounts of fidelity bond and errors and omissions insurance coverage and allowable deductible limits. The fidelity bond coverage requirement is generally equal to a percentage of the portfolio of residential mortgage loans serviced, with no upper end on the required coverage. Errors and omissions coverage generally must equal the amount of the fidelity bond coverage, but has a maximum requirement of $20 million in coverage. At September 30, 2003, LoanCare’s insurance requirement for both fidelity bond and errors and omissions coverage was $6.1 million. Effective September 30, 2003, LoanCare held policies for $7.0 million for errors and omissions coverage, and $7.0 million for fidelity bond coverage. LoanCare is in compliance with these insurance coverage requirements.

New Accounting Pronouncements

      SFAS 142, “Goodwill and Other Intangible Assets,” became effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, SFAS 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. This Statement does not affect LoanCare at the present time.

      SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002,” was issued in May 2002. SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement does not affect LoanCare at the present time.

      SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” Unlike EITF 94-3, SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, instead of at the date of an entity’s commitment to an exit plan. This Statement does not affect LoanCare at the present time, but will be complied with when and if it becomes necessary.

      SFAS 147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9,” was issued in July 2002. It removes acquisitions of financial institutions from the scope of both FASB Statement 72 and FASB Interpretation 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. This Statement does not affect LoanCare at the present time.

      SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement 123,” was issued in December 2002. It amends SFAS 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement does not affect LoanCare at the present time.

      SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on LoanCare’s financial statements.

      SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” was issued in May 2003. SFAS 150 establishes standards for issuers’ classification as liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and equity, including financial instruments that are mandatorily redeemable on a fixed or determinable date. This Statement does not affect LoanCare at the present time.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34.” Under FIN 45, a liability must be recognized at the inception of certain guarantees whether or not payment is probable. When the guarantor has assumed a “stand-ready” obligation, the fair value of the guarantee must be recorded as a liability. This Interpretation was effective at December 31, 2002, with the disclosure provisions of FIN 45 effective in 2002 and the accounting provisions effective in 2003. This Interpretation does not affect LoanCare at the present time.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities: an interpretation of ARB No. 51.” This Interpretation addresses the issue of consolidation of variable interest entities, which were previously commonly referred to as special-purpose entities. Generally, in a variable interest entity the equity investment at risk is not sufficient to allow the entity to function without subordinated financial support from other parties that absorb some of the expected losses and the equity investors do not have the essential characteristics of a controlling financial interest, as defined. According to FIN 46, if a business has a controlling financial interest in a variable interest entity, the assets, liabilities and operating results of the variable interest entity should be consolidated with the business, even if the business does not have voting control of the variable interest entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to interests in variable interest entities acquired after that date. FIN 46 also applies to the first interim or fiscal periods beginning after June 15, 2003 for those variable interest entities in which a business holds an interest that was acquired before February 1, 2003. This Interpretation does not affect LoanCare at the present time.

MANAGEMENT

Officers and Directors

      The officers and directors of LoanCare and their ages as of September 30, 2003 are as follows. Except as otherwise noted, none of the directors are directors of any publicly held corporation or entity.

Officers and Directors as of September 30, 2003

Name	Age	Position

Gene D. Ross	57	President and Chief Executive Officer, Director
Jennifer L. DeAngelo	39	Secretary
Linda Sams	40	Senior Vice President
Erin Wohlnick	33	Chief Accounting Officer
Melvin L. Bradley	65	Director
Roscoe D. Lacy, Jr.	62	Director
Harry F. Radcliffe	52	Director

      Effective as of the Time of Distribution, Mr. Bradley and Mr. Lacy will resign as directors of LoanCare and the LoanCare Board will be reduced to three members who are expected to be: Mr. Gene D. Ross, the President and Chief Executive Officer of LoanCare; Mr. Harry F. Radcliffe, a substantial shareholder of LoanCare following the Distribution; and Mr. Richard P. Steele, the Executive Vice President of Southern Financial. The executive officers of LoanCare will continue to hold their respective positions with LoanCare following the Distribution.

      The officers and directors of LoanCare and their ages as of the Time of Distribution are expected to be as follows. Except as otherwise noted, none of the directors are directors of any publicly held corporation or entity.

Officers and Directors Following the Distribution

Name	Age	Position

Gene D. Ross	57	President and Chief Executive Officer, Director
Jennifer L. DeAngelo	39	Secretary
Linda Sams	40	Senior Vice President
Erin Wohlnick	34	Chief Accounting Officer
Harry F. Radcliffe	53	Director
Richard P. Steele	55	Director

Business Experience of the Officers and Directors

      This section of the Information Statement describes the positions and offices that each executive officer and director, and each person who will become a director upon completion of the Distribution, has held with LoanCare and their business experience for at least the past five years. There are no family relationships between any of the directors and executive officers of LoanCare. See “Special Factors — LoanCare’s Dependence Upon Key Personnel”.

      Gene D. Ross has served as a Director and the President and Chief Executive Officer of LoanCare, Essex and Essex Bank since 1992 and, as of the Time of Distribution, will continue serving LoanCare as a Director and its President and Chief Executive Officer. Prior to joining LoanCare and Essex, Mr. Ross held chief executive and senior executive positions in a number of financial institutions and practiced in public accounting. Mr. Ross is a licensed certified public accountant.

      Jennifer L. DeAngelo has served as the Secretary of LoanCare and the Vice President, Corporate Affairs and Secretary of Essex and Essex Bank since 1992 and, as of the Time of Distribution, will continue serving LoanCare as its Secretary and will additionally become LoanCare’s Human Resources Manager. Prior to joining Essex and LoanCare, Ms. DeAngelo held various positions with a number of financial institutions.

      Linda Sams has served as the Vice President, Loan Servicing Manager of LoanCare and Essex Bank since May 1999 and, as of the Time of Distribution, will continue serving LoanCare as its Senior Vice President, Loan Servicing Manager. From 1992 to May 1999, Ms. Sams was Vice President of the Mortgage Division of a predecessor to RBC Centura Bank.

      Erin Wohlnick has been the Chief Accounting Officer of LoanCare since September 2003 and of Essex and Essex Bank since January 2003 and, as of the Time of Distribution, will continue serving LoanCare as its Chief Accounting Officer. From May 2002 to January 2003, Ms. Wohlnick was a full-time parent. From February 2002 to April 2002, Ms. Wohlnick served as a tax accountant with Accounting Personnel of the Triad. From 1993 to February 2002, Ms. Wohlnick served in various accounting positions with Wachovia Bank, NA. Ms. Wohlnick is a licensed certified public accountant.

      Melvin L. Bradley has served as a Director of LoanCare, Essex and Essex Bank since October 1995 and will resign as a Director of LoanCare, effective as of the Time of Distribution. Since 1997, Mr. Bradley has been managing partner of Garth & Bradley Associates, a public affairs company that assists its clients in planning and implementing strategies that will achieve public support for their products and services. Mr. Bradley is currently a member of the board of directors of SMA MicroSystems, LLC.

      Roscoe D. Lacy, Jr. has served as a Director of LoanCare, Essex and Essex Bank since December 1996 and will resign as a Director of LoanCare, effective as of the Time of Distribution. Since 1962, Mr. Lacy has been Vice President and General Manager for Miles Jennings Industrial Supply Co., Inc., an industrial supply company located in Elizabeth City, North Carolina. Mr. Lacy became a director of Essex in 1984 and has been a director of Essex Bank and certain of its predecessor institutions since 1980. Mr. Lacy also served as a director of Essex’s former subsidiary Florida Savings Bank until its merger with and into Essex Bank in May 1993.

      Harry F. Radcliffe has served as a Director of LoanCare, Essex and Essex Bank since July 1996. Since 1996, Mr. Radcliffe has held numerous director positions in the financial services industry and managed Fort Pitt Capital Management, a private investment management company. Prior to 1996, Mr. Radcliffe held chief executive and senior executive positions in a number of financial institutions. Mr. Radcliffe is currently a director of: Hawthorne Financial Corporation, a financial services company listed on Nasdaq; F.N.B. Corporation, a financial services company listed on Nasdaq; and MCSi, Inc., a private technology company.

      Richard P. Steele will become a Director of LoanCare effective as of the Time of the Distribution. Mr. Steele is currently the Executive Vice President of Southern Financial, which is a publicly held bank holding company listed on Nasdaq. Mr. Steele became the Executive Vice President of Southern Financial in January 2002. From June 1999 to January 2002, Mr. Steele was a Senior Vice President with Southern Financial. From 1993 to 1999, Mr. Steele was Senior Vice President of FX Concepts, Inc., an international money management firm based in New York City.

LoanCare Board and Committees

      The LoanCare Board took action by unanimous consent and did not hold any meetings of members solely as the LoanCare Board during 2002. Members of the LoanCare Board were also members of the Essex Bank board of directors. During 2002, matters relevant to LoanCare were discussed in meetings at which the Essex Bank board of directors were present. After the Distribution, the LoanCare Board intends to conduct its business in meetings at which its members will attend in person or by telephone or other appropriate means.

Committees of the LoanCare Board

      The LoanCare Board presently has no committees. Upon adoption of the Restated Bylaws, which LoanCare anticipates will occur upon consummation of the Merger, the LoanCare Board will have two committees, consisting of the Audit Committee and the Compensation Committee, each of which consists of one or more non-employee directors.

Audit Committee

      The Audit Committee will assist the LoanCare Board in fulfilling its fiduciary responsibilities relating to LoanCare’s corporate accounting practices. The Audit Committee will review the reports of the independent auditors, LoanCare’s internal control system, the audit process and LoanCare’s process for monitoring compliance with laws and regulations. Upon its establishment, the Audit Committee will consist of Messrs. Radcliffe and Steele. Mr. Radcliffe will be an “independent director” as defined in Rule 4200(a)(14) of the Nasdaq listing standards. Mr. Steele will not be an “independent director” due to the fact that he is an officer of Southern Financial, which will own 24.9% of LoanCare as of the completion of the Distribution.

Compensation Committee

      The Compensation Committee will review the performance and establish the compensation of LoanCare’s executive officers and will be responsible for administering LoanCare’s 2004 Stock Incentive Plan. The Compensation Committee will consist of Messrs. Radcliffe and Steele.

Director Terms and Compensation

      Each director holds office until the next annual meeting of shareholders or until his successor is duly elected and qualified. Pursuant to the terms of the Stockholders’ Agreement, LoanCare shareholders that are parties to the Agreement will vote their shares to elect as members of the LoanCare Board: (a) Gene D. Ross, so long as he continues to be employed by LoanCare under his Employment Agreement; (b) Southern Financial’s designee, who will initially be Richard P. Steele; and (c) Harry F. Radcliffe’s designee, who will initially be himself. As of the completion of the Distribution, it is expected that the shareholders that are parties to the Stockholders’ Agreement will hold a sufficient percentage of LoanCare shares to elect all three directors to the LoanCare Board. Prior to the Distribution, Essex has and will continue to pay the premiums with respect to directors’ and officers’ liability insurance policies. After the Distribution, LoanCare will pay such premiums. Directors of LoanCare currently receive no compensation for their services as directors.

Interests of Management in the Distribution and Merger

Employment Agreement

      LoanCare and Gene D. Ross have entered into the Employment Agreement, which will not become effective until the Time of Distribution. The Employment Agreement is for an initial three-year term beginning on the date of the Time of Distribution, but is subject to successive, automatic extensions of the three-year term on each anniversary of the date of the Time of Distribution unless either party gives written notice of non-extension to the other party at least 90 days prior to any such anniversary. Under the terms of the Employment Agreement, Mr. Ross will serve as President and Chief Executive Officer of LoanCare and will be nominated or appointed by LoanCare to its board. He is to receive a base salary at an annual rate of at least $150,000, subject to discretionary increases by the LoanCare Board, plus incentive compensation and other employee benefits under the various benefit plans and programs maintained by LoanCare.

      The Employment Agreement also provides for an award to Mr. Ross of 384,033 shares of restricted stock of LoanCare, which will vest in full on the third anniversary of the Employment Date. If the Employment Agreement is terminated by LoanCare without cause (as defined in the Employment

Agreement) or by Mr. Ross with good reason (as defined in the Employment Agreement), all of Mr. Ross’ outstanding stock awards will become vested immediately upon the termination. If the termination is by LoanCare with cause or by Mr. Ross without good reason, any outstanding unvested stock awards will become vested on a pro rata basis.

      The Employment Agreement provides that, upon the occurrence of a change in control of LoanCare (as defined in the Employment Agreement), LoanCare will make a lump sum payment to Mr. Ross of all accrued but unpaid salary and bonus compensation, vacation pay and a pro rata bonus for the year through the date of the change in control. In addition, following a change in control of LoanCare, Mr. Ross will receive a lump sum payment equal to two times the sum of (i) his base salary and (ii) the highest annual bonus over the last three years (or 50% of his base salary if the payment occurs prior to the first anniversary of the Employment Date).

      LoanCare may terminate the Employment Agreement with or without cause and Mr. Ross may resign upon 90 days’ advance written notice to LoanCare. The Employment Agreement also will terminate upon Mr. Ross’ death and Mr. Ross’ disability (upon notice from LoanCare). If the Employment Agreement is terminated for any reason, Mr. Ross will be entitled to any accrued but unpaid salary and benefits earned by him and unpaid at the time of such termination. In the event the Employment Agreement terminates due to Mr. Ross’s death or a termination by LoanCare with cause, no special severance compensation will be payable.

      If the Employment Agreement is terminated during the two-year period following a change in control by LoanCare without cause (as defined in the Employment Agreement), by Mr. Ross with good reason (as defined in the Employment Agreement), or as a result of Mr. Ross’ disability, Mr. Ross will receive (i) a lump sum payment of all accrued but unpaid compensation and benefits (including any unpaid amounts, as described above, that become payable following the change in control), (ii) continuation of certain fringe benefits for a period of three years or until he becomes eligible to participate in such benefits provided by a subsequent employer and (iii) immediate vesting of any outstanding stock awards. In addition, LoanCare will pay or reimburse Mr. Ross for the cost of professional out-placement services, subject to a maximum payment or reimbursement equal to 20% of Mr. Ross’ base salary in effect at the time of the termination.

      If the Employment Agreement is terminated during the term of the Employment Agreement, other than the two-year period following a change in control, by LoanCare without cause or by Mr. Ross with good reason, Mr. Ross will continue to receive payment of his base salary through the end of the then-current employment term. During this severance period, Mr. Ross will be eligible to receive certain other fringe benefits, such as health and life insurance, unless he becomes eligible to participate in such benefits provided by a subsequent employer.

      In addition, the Employment Agreement entitles Mr. Ross to receive a tax gross-up bonus to cover, on an after-tax basis, any change in control excise taxes payable by him as a result of any payments made under the terms of the Employment Agreement.

Other Amounts Payable to Management

Termination and Severance Payment

      Mr. Ross has a change of control agreement with Essex pursuant to which he will receive certain cash payments and fringe benefits for 24 months following completion of the Merger. In addition, Mr. Ross is covered by the general severance policy of Essex and will receive a cash payment pursuant to this policy upon completion of the Merger. The estimated payments and benefits that Mr. Ross will receive pursuant to his change in control agreement and the severance policy of Essex will be as follows:

Description	Amount of Payments to Mr. Ross

Change in control agreement:
Two times highest salary	$490,000	(a)
Two time highest bonus	200,000	(b)
Fringe benefits	1,930	(c)
Severance policy	51,827	(d)

Total	$743,757

(a)	Assumes an increase in Mr. Ross’ annual salary from $233,000 currently to $245,000 on January 1, 2004.

(b)	Assumes Mr. Ross’ bonus for 2003 is $100,000, compared with $70,000 for 2002.

(c)	Represents the estimated present value of the costs of providing life insurance and certain other fringe benefits to Mr. Ross over a 24 month period following the Merger. The final present value amount will be based on the discount rate published by the Internal Revenue Service for the month in which the Merger is completed.

(d)	Mr. Ross will have 11 continuous full years of service upon completion of the Merger. The amount shown represents 11 weeks of base salary at the assumed annual rate of $245,000 to be effective in 2004.

Stock Appreciation Rights Payment

      At the closing of the Merger, Southern Financial will issue to Mr. Ross a number of shares of Southern Financial common stock with a value equal to $819,153 plus any accrued interest from October 1, 2003 through the closing date of the Merger in satisfaction of a liability of Essex to Mr. Ross incurred in connection with the cancellation of stock appreciation rights in Essex which he exercised in November, 1997. Although Mr. Ross exercised the rights in 1997, due to circumstances and events at that time, Mr. Ross did not receive payment for his exercise of those rights. Essex has accounted for Mr. Ross’ stock appreciation rights obligation as an other liability.

Supplemental Executive Retirement Plan

      Mr. Ross participates in a supplemental executive retirement plan (“SERP”) maintained by Essex Bank. The SERP provides deferred compensation of 5% to 10% of a covered employee’s salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of Essex’s executive compensation committee. A covered employee’s account under the SERP becomes fully vested after five years of service with Essex Bank and also becomes fully vested in the event of a change-in-control of Essex Bank, which would include the Merger. Amounts under the SERP are required to be distributed to covered employees upon the earlier of termination of employment by Essex Bank or a change in control of Essex Bank. As of September 30, 2003, Mr. Ross’ account under the SERP amounted to approximately $146,778. Mr. Ross was fully vested under the SERP by virtue of his years of service with Essex Bank.

Restricted Stock Award

      On October 15, 2003, the Essex Board approved the grant of an award of 21,000 shares of restricted Essex Common Stock to Mr. Ross in light of Mr. Ross’s 11 years of service to Essex and his efforts in ensuring the successful completion of the Merger and the Distribution. The grant of this restricted stock award was approved by Southern Financial on October 30, 2003. This award is contingent on the successful completion of the Merger and the Distribution and is also subject to the approval of the shareholders of Essex. Mr. Ross does not own any other shares of Essex Common Stock. The restricted stock award to Mr. Ross had a value of approximately $301,000 on the date of grant, based on the total exchange ratio of 0.38719 and the $37.05 per share market value of Southern Financial Common Stock on such date. Based on the closing price of Southern Financial Common Stock on November 19, 2003 of $42.40 per share, the value of the restricted stock award increased to approximately $345,000 as of such date.

Noncompetition Agreement

      Mr. Ross and Southern Financial intend to enter into a noncompetition agreement which will be effective upon the consummation of the Merger. Pursuant to the terms of the noncompetition agreement, Mr. Ross agreed that during the 12 month period following the Merger, Mr. Ross will not, directly or indirectly, take certain actions set forth in the agreement in competition with Southern Financial except that he can serve LoanCare as long as LoanCare does not expand its business activities to competing for deposits or loan originations (other than single family residential mortgage loans) with Southern Financial. In consideration of the obligations of Mr. Ross under the noncompetition agreement, Southern Financial has agreed to pay to Mr. Ross an amount equal to $200,000 at the Effective Time of the Merger.

Indemnification

      Southern Financial has agreed that for a period of six years after the completion of the Merger, it will indemnify and hold harmless each present and former director and officer of Essex or its subsidiaries for liabilities from their acts or omissions in those capacities occurring prior to completion of the Merger to the fullest extent permitted by Essex’s articles of incorporation or the equivalent document of any subsidiary of Essex. Southern Financial also agreed that the limitations of liability existing in favor of such indemnified parties provided in the articles of incorporation of Essex or the equivalent document of an Essex subsidiary for matters occurring prior to completion of the Merger shall continue to be effective.

Insurance

      Southern Financial has agreed that for a period of three years after the completion of the Merger, it will use its reasonable best efforts to cause the directors and officers of Essex prior to the completion of the Merger to be covered by the directors’ and officers’ liability insurance policy maintained by Essex or comparable coverage, subject to a cost limitation set forth in the Merger Agreement.

EXECUTIVE COMPENSATION TABLES

      The following tables and notes present the compensation provided by LoanCare to its Chief Executive Officer and each of LoanCare’s four most highly compensated executive officers, other than the Chief Executive (together, the “Named Officers”), for services rendered in all capacities to LoanCare for the fiscal years ended December 31, 2002, 2001 and 2000. Other than the Chief Executive Officer, LoanCare did not pay salary and bonus in excess of $100,000 to any Named Officer for the fiscal years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

Summary Compensation Table

(Dollar figures shown in thousands)

		Annual Compensation				Long-Term Compensation Awards
					Restricted
Name and Principal				Other Annual	Stock	Securities Underlying	Long-Term Incentive	All Other
Position	Year	Salary(2)	Bonus	Compensation(3)	Awards	Options/SARs	Plan Payments	Compensation

Gene Ross(1)	2002	$227,824	$30,000	$20,370	—	—	—	—
President and	2001	$219,379	$40,000	$22,112	—	—	—	—
CEO	2000	$211,961	$17,000	$18,938	—	—	—	—

(1)	During the fiscal years ended December 31, 2002, 2001 and 2000, Mr. Ross was an employee of Essex, Essex Bank and LoanCare. The compensation reflects Mr. Ross’ aggregated compensation for Essex, Essex Bank and LoanCare.

(2)	Includes payment for unused vacation.

(3)	Includes contributions under Essex Bank’s supplemental executive retirement plan and 401(k) plan and imputed income for life insurance.

Option Grants and Exercises in Last Fiscal Year

      No options were granted or exercised during LoanCare’s last fiscal year.

      The Essex Board and Southern Financial have approved the grant of 21,000 shares of restricted Essex Common Stock, with a value of approximately $301,000 on the date of grant, to Mr. Ross in light of Mr. Ross’ 11 years of service to Essex and his efforts in ensuring the successful completion of the Merger and the Distribution. This award is contingent on the successful completion of the Merger and the Distribution and the approval of the award by the shareholders of Essex. Mr. Ross does not own any other shares of Essex Common Stock. Mr. Ross will receive shares of Southern Financial Common Stock in exchange for the restricted Essex Common Stock as a result of the Merger. Mr. Ross will not receive any LoanCare Common Stock in connection with his restricted Essex Common Stock as a result of the Distribution.

      At the closing of the Merger, Southern Financial will issue to Mr. Ross a number of shares of Southern Financial common stock with a value equal to $819,153 plus any accrued interest from October 1, 2003 through the closing date of the Merger in satisfaction of a liability of Essex to Mr. Ross incurred in connection with the cancellation of stock appreciation rights in Essex which he exercised in November, 1997. Although Mr. Ross exercised the rights in 1997, due to circumstances and events at that time, Mr. Ross did not receive payment for his exercise of those rights. Essex has accounted for Mr. Ross’ stock appreciation rights as an other liability.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF LOANCARE

      All of the outstanding shares of LoanCare Common Stock are, and will be prior to the Distribution, held beneficially by Essex. The following table sets forth certain information regarding (a) the beneficial ownership of Essex’s Common Stock as of September 30, 2003 and (b) the pro forma beneficial ownership of LoanCare’s Common Stock based on the beneficial ownership of Essex’s Common Stock as of September 30, 2003 and giving effect to the Distribution and related transactions, including the Southern Financial Acquisition, (i) by each person who is known by LoanCare to beneficially own more than five percent of Essex’s common stock, (ii) by each of LoanCare’s current directors and executive officers, (iii) by each of LoanCare’s anticipated directors and executive officers as of the Time of Distribution, (iv) by all current LoanCare directors and executive officers as a group and (v) by all LoanCare anticipated directors and executive officers as a group as of the Time of Distribution. Except as otherwise indicated, the business address for each of the following beneficial owners is 9 Interstate Corporate Center, Norfolk, Virginia 23502.

			Pro Forma Shares
			of LoanCare	Pro Forma Percent of
	Shares of	Percent of	Beneficially Owned	LoanCare Beneficially
	Essex	Essex	Giving Effect to the	Owned Giving Effect to
	Beneficially	Beneficially	Distribution and	the Distribution and
Name of Beneficial Owner	Owned(1)	Owned(2)	Related Transactions	Related Transactions(2)

Directors and Executive Officers:
Melvin L. Bradley(3)	37,981	1.5%	37,981	1.0%
Roscoe D. Lacy, Jr.(4)	—	—	—	—
Harry F. Radcliffe(5)	239,071	9.4%	239,071	6.2%
Gene D. Ross(6)	21,000	*	384,033	10.0%
Richard P. Steele(7)	—	—	956,241	24.9%
All directors and executive officers as of September 30, 2003 as a group (4 persons)	298,052	11.7%	661,085	17.2%
All anticipated directors and executive officers of LoanCare at the Time of Distribution (3 persons)	260,071	10.2%	1,579,345	41.1%
5% Owners:
Timothy G. Ewing(8)	546,350	21.5%	546,350	14.2%
Value Partners, Ltd.
4514 Cole Avenue, Suite 808
Dallas, Texas 75205
Lucy S. Gates	138,891	5.5%	138,891	3.6%
c/o Ronald M. Gates
Dominion Tower, 5th Floor
999 Waterside Drive
Norfolk, Virginia 23510
Southern Financial	0	0%	956,241	24.9%
Bancorp, Inc.(9)
37 East Main Street
Warrenton, Virginia 20186

*	Less than 1%.

(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Essex Common Stock.

(2)	Based on (a) 2,546,014 shares of Essex Common Stock outstanding prior to the Distribution (giving effect to the grant of 21,000 shares of restricted Essex Common Stock to Mr. Ross and the grant of 24,962 shares of restricted Essex Common Stock to Elias, Matz, Tiernan & Herrick, L.L.P., counsel to Essex) and (b) 3,840,326 shares of LoanCare Common Stock outstanding upon completion of the Distribution and related transactions.

(3)	Mr. Bradley is a Director of LoanCare.

(4)	Mr. Lacy is a Director of LoanCare.

(5)	Consists of: (a) 191,235 shares of Essex Common Stock, (b) 5,010 shares of Essex Common Stock beneficially owned by Ms. Catherine F. Radcliffe, the spouse of Mr. Radcliffe, (c) 17,394 shares of Essex Common Stock held by First Home Bancorp, Inc. Liquidating Trust, of which Mr. Radcliffe is the sole beneficiary, (d) 12,716 shares of Essex Common Stock owned by Mr. Jonathan L. Radcliffe, Mr. Radcliffe’s son; and (e) 12,716 shares of Essex Common Stock owned by Ms. Megan L. Radcliffe, Mr. Radcliffe’s daughter. Excludes (y) 12,716 shares of Essex Common Stock owned by Mr. Harry I. Radcliffe, Mr. Radcliffe’s adult son and (z) 41,767 shares of Essex Common Stock owned by Mr. William M. Radcliffe and Ms. Jenny R. Radcliffe, Mr. Radcliffe’s brother and sister-in-law, respectively, as to which Mr. Radcliffe disclaims beneficial ownership. Mr. Radcliffe is a Director of LoanCare and will continue to be a Director of LoanCare immediately following the Distribution and Merger.

(6)	Shares of Essex consist of 21,000 shares of restricted Essex Common Stock that Essex has issued to Mr. Ross. The restricted Essex Common Stock is subject to shareholder approval and will vest upon completion of the Merger. Shares of LoanCare consist of 384,033 shares of restricted LoanCare Common Stock that LoanCare will issue to Mr. Ross after the Time of Distribution. Mr. Ross is the President and Chief Executive Officer and a Director of LoanCare and will continue as President and Chief Executive Officer and a Director of LoanCare immediately following the Distribution and the Merger.

(7)	Consists of all shares of LoanCare Common Stock beneficially owned by Southern Financial. Mr. Steele is the Executive Vice President of Southern Financial and will be a Director of LoanCare immediately following the Distribution and Merger.

(8)	Consists of (a) 17,374 shares of Essex Common Stock beneficially owned by Mr. Ewing and (b) all 528,976 shares of Essex Common Stock beneficially owned by Value Partners, Ltd. Mr. Ewing is the manager of Value Partners, Ltd.

(9)	Consists of 956,241 shares of LoanCare Common Stock that Southern Financial will acquire from LoanCare as a result of the Southern Financial Acquisition.

COMPENSATION PLANS IN EFFECT AFTER THE DISTRIBUTION

      Set out below is a description of the principal employee benefit, compensation and stock incentive plans of LoanCare that will be in effect following the Distribution and the Merger and in which Mr. Ross and the other executive officers will participate.

401(k) Plan

      LoanCare expects to institute a 401(k) Plan to be effective at the Time of Distribution for the eligible employees of LoanCare, including Mr. Ross and the other executive officers. The 401(k) Plan will permit salary deferral contributions and employer matching and profit sharing contributions at the discretion of LoanCare. Account balances held on behalf of employees of LoanCare under the existing Essex 401(k) Plan will be transferred in a trustee-to-trustee transfer from the Essex 401(k) Plan to LoanCare’s 401(k) Plan.

2004 Stock Incentive Plan

      LoanCare expects to institute a 2004 Stock Incentive Plan to be effective at the Time of Distribution for the eligible employees, including the executive officers and non-employee directors of LoanCare.

LoanCare believes that the adoption of a long-term stock incentive plan will facilitate the continued use of long-term equity-based incentives and rewards for the foreseeable future and is in the best interests of LoanCare as an integral part of its compensation programs. Prior to the Distribution, the LoanCare Board anticipates voting to adopt the 2004 Stock Incentive Plan and recommending that Essex Bank, as the sole shareholder of LoanCare, approve the Plan. Essex Bank anticipates voting to approve adoption of the 2004 Stock Incentive Plan.

Administration

      The 2004 Stock Incentive Plan will be administered by the Compensation Committee of the LoanCare Board, except that the full LoanCare Board will administer the 2004 Stock Incentive Plan with respect to its applicability to non-employee directors of LoanCare. All members of the Compensation Committee will be non-employee directors of LoanCare. The Compensation Committee will have the authority to determine, within the limits of the express provisions of the 2004 Stock Incentive Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Compensation Committee may delegate its authority under the 2004 Stock Incentive Plan to one or more officers or employees of LoanCare. To the extent not otherwise provided for under LoanCare’s Restated Articles and Restated Bylaws, members of the Compensation Committee will be entitled to be indemnified by LoanCare with respect to claims relating to their actions in the administration of the 2004 Stock Incentive Plan, except in the case of willful misconduct.

Types of Awards

      Awards under the 2004 Stock Incentive Plan may include nonqualified stock options, incentive stock options, stock appreciation rights (“SARs”), limited stock appreciation rights (“Limited SARs”), restricted shares of LoanCare Common Stock, restricted units, performance awards and short-term cash incentive awards.

Change of Control

      If a change in control (as defined in the 2004 Stock Incentive Plan) occurs, all outstanding options and other awards will become fully exercisable and all restrictions on outstanding options and awards will lapse.

Eligibility

      The Compensation Committee may grant awards to any officer, key employee or consultant of LoanCare or any of its direct or indirect subsidiaries and to directors or trustees of such subsidiaries. Non-employee directors of LoanCare will receive awards in accordance with automatic, non-discretionary provisions of the 2004 Stock Incentive Plan.

Shares Subject to the 2004 Stock Incentive Plan

      Shares of LoanCare Common Stock will be reserved for issuance to be available for awards under the 2004 Stock Incentive Plan. Shares of LoanCare Common Stock not actually issued (as a result, for example, of the lapse of an option) will be available for additional grants. Shares surrendered to or withheld by LoanCare in payment or satisfaction of the exercise price of a stock option or tax withholding obligations with respect to an award may be the subject of a new award under the 2004 Stock Incentive Plan. Shares of LoanCare Common Stock to be delivered or purchased under the 2004 Stock Incentive Plan may be either authorized but unissued LoanCare Common Stock or treasury shares. Shares issued with respect to awards assumed by LoanCare in connection with acquisitions do not count against the total number of shares available under the 2004 Stock Incentive Plan.

Anti-Dilution Protection

      In the event of any changes in the capital structure of LoanCare, including a change resulting from a stock dividend or stock split, or combination or reclassification of shares, the LoanCare Board is empowered to make such equitable adjustments with respect to awards or any provisions of the 2004 Stock Incentive Plan as it deems necessary and appropriate, including, if necessary, any adjustments in the maximum number of shares of LoanCare Common Stock subject to the 2004 Stock Incentive Plan, the number of shares of LoanCare Common Stock subject to and the exercise price of an outstanding award, or the maximum number of shares that may be subject to one or more awards granted to any one recipient during a calendar year.

Amendment and Termination

      The LoanCare Board may at any time amend or terminate the 2004 Stock Incentive Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards theretofore made under the 2004 Stock Incentive Plan without the consent of the recipient. No awards may be made under the 2004 Stock Incentive Plan after the tenth anniversary of its effective date. Certain provisions of the 2004 Stock Incentive Plan relating to performance-based awards under Section 162(m) of the Code will expire on the fifth anniversary of the effective date.

DESCRIPTION OF LOANCARE CAPITAL STOCK

Authorized Capital Stock

      In accordance with the Distribution Agreement, LoanCare has amended the LoanCare Articles of Incorporation in effect prior to the Distribution to, among other things, increase the currently authorized number of shares of LoanCare Common Stock to allow a pro rata distribution of LoanCare shares to the Essex shareholders. The authorized capital stock of LoanCare consists of 4,000,000 shares of common stock, $.10 par value.

      Based on the number of shares of Essex Common Stock outstanding as of September 30, 2003, it is estimated that approximately 2,500,052 shares of LoanCare Common Stock will be distributed to Essex shareholders (other than holders of restricted Essex Common Stock) in the Distribution. After the Distribution, Southern Financial will acquire 956,241 shares of LoanCare Common Stock in the Southern Financial Acquisition and LoanCare will grant to Mr. Gene D. Ross 384,033 shares of restricted stock. All the shares of LoanCare Common Stock to be distributed to Essex shareholders in the Distribution, to be sold to Southern Financial in the Southern Financial Acquisition and to be granted as restricted stock awards will be fully paid and non-assessable.

      The following summary describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Articles and by applicable provisions of law.

LoanCare Common Stock

      Holders of LoanCare Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, if any, holders of LoanCare Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the LoanCare Board out of funds legally available therefor. See “Special Factors — Dividends and Dividend Policy.” In the event of liquidation, dissolution or winding up of LoanCare, holders of LoanCare Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The LoanCare Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the LoanCare Common Stock. All outstanding shares of LoanCare Common Stock are fully paid and nonassessable, and the shares of LoanCare

Common Stock to be issued upon completion of the Distribution and related transactions will be fully paid and nonassessable.

Description of Certain Statutory, Articles of Incorporation and Bylaw Provisions

Virginia Anti-Takeover Law

      The Virginia Stock Corporation Act (“VSCA”) contains certain restrictions on transactions between a corporation and its affiliates or potential acquirors. However, these provisions are applicable only to publicly held corporations with more than 300 shareholders. After the Distribution, LoanCare is expected to have fewer than 300 shareholders. As a result, these restrictions will not be applicable to LoanCare after the Distribution.

Number of Directors; Vacancies; Removal

      The Restated Articles provide that the number of directors will initially be three and thereafter shall be no less than three nor more than seven members. The Restated Bylaws provide that only the LoanCare Board will be entitled to fill vacancies, including vacancies created by expansion of the LoanCare Board. The Restated Bylaws further provide that directors may be removed with or without cause.

Shareholder Action by Consent; Special Meetings

      The Restated Articles and Restated Bylaws provide that shareholder action may be taken at an annual or special meeting of shareholders and that action may be taken by the written consent of shareholders in lieu of a meeting. The Restated Bylaws provide that special meetings of LoanCare’s shareholders may be called pursuant to a resolution approved by a majority of LoanCare Board.

Amendment of Certain Charter and Bylaw Provisions

      The Restated Articles may be amended by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding voting shares, which requirement is reduced to fifty percent (50%) provided that such amendment is recommended by the LoanCare Board.

      The Restated Bylaws provide that the LoanCare Board, by a two-thirds (2/3) vote, may adopt, amend or repeal any provision of the Restated Bylaws. The Restated Bylaws also provide that bylaw provisions may be adopted, amended or repealed by the affirmative vote of two-thirds (2/3) of the shareholders (by voting power) who are entitled to cast votes.

Indemnification and Insurance

      The Restated Articles contain a provision providing that no director of LoanCare shall be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the VSCA as then in effect or as the same may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to LoanCare or its shareholders for breach of the duty of care.

      The VSCA contains provisions permitting Virginia corporations, such as LoanCare, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The Restated Articles contain provisions requiring indemnification by LoanCare of, and advancement of expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions will provide indemnification for LoanCare’s officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

      The Restated Articles authorize LoanCare to purchase and maintain insurance on behalf of any person who is or was a director or officer of LoanCare, or is or was a director or officer of LoanCare serving at the request of LoanCare as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not LoanCare would have the power or the obligation to indemnify him against such liability under the provisions of the Restated Articles or otherwise.

      The foregoing descriptions of certain provisions of the Restated Articles and Restated Bylaws do not purport to be complete and are subject to, and are qualified in entirety by reference to, the Restated Articles and Restated Bylaws, respectively, including the definitions therein of certain terms.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF COMMON STOCK

      The rights of the holders of LoanCare Common Stock will be governed by the Restated Articles and Restated Bylaws, while the rights of the holders of Essex Common Stock are governed by the Essex articles of incorporation and the Essex bylaws. Both LoanCare and Essex are governed by the VSCA. Upon consummation of the Distribution, the shareholders of Essex will become shareholders of LoanCare. The Restated Articles and the Restated Bylaws will be in effect prior to the Distribution and Merger. Below is a summary of certain differences between the rights of holders of LoanCare Common Stock, on the one hand, and the holders of Essex Common Stock on the other, resulting from differences in LoanCare’s and Essex’s respective articles of incorporation and bylaws.

      The following summary does not purport to be a complete statement of the rights of LoanCare shareholders under the Restated Articles and the Restated Bylaws compared with the rights of holders of Essex Common Stock under the Essex articles of incorporation and the Essex bylaws. This summary is qualified in its entirety by reference to the respective LoanCare and Essex articles of incorporation and bylaws.

Summary of Material Differences Between Current Rights of

Essex Shareholders and Rights Those Persons
Will Have as Shareholders of LoanCare Following the Distribution

	Essex	LoanCare

Capitalization:	Essex’s articles of incorporation authorize the issuance of up to 5,000,000 shares of common stock, par value $.01.	LoanCare’s Restated Articles authorize the issuance of up to 4,000,000 shares of common stock, par value $.10.

Corporate Governance:	The rights of Essex shareholders are currently governed by Virginia corporate law and the articles of incorporation and bylaws of Essex. Following the completion of the Merger, rights of Essex shareholders who become LoanCare shareholders will be governed by Virginia law and the Restated Articles and Restated Bylaws of LoanCare.	The rights of LoanCare shareholders are governed by Virginia corporate law and the Restated Articles and Restated Bylaws of LoanCare.

Classification of the Board of Directors:	The Essex Board is divided into three classes, as nearly equal in number as possible, with each class serving a staggered three year term. This means that only one-third of the board is elected at each annual meeting of	The LoanCare Board is comprised of a minimum of three directors who are elected annually.

Essex	LoanCare

shareholders. The classification makes it more difficult to change the composition of the Essex Board because at least two annual meetings of shareholders are required to change control of the board of directors.

Removal of Directors:	Virginia law provides that, absent a provision in the articles of incorporation to the contrary, directors may be removed by the shareholders with or without cause.

Essex’s articles of incorporation provide that a director or the entire board of directors may only be removed with cause upon a two-thirds (2/3) vote of the outstanding voting power.	LoanCare’s Restated Bylaws provide that a director may be removed with or without cause by an affirmative vote of a majority of the shareholders.

Vote Required for Certain Shareholder Actions:	Virginia law provides that a sale of all or substantially all of the assets may occur if approved by the holders of two-thirds (2/3) of the outstanding shares entitled to vote thereon unless the articles of incorporation provide for a greater or lesser vote.

Essex’s articles of incorporation do not contain any provisions regarding vote requirements for a sale of assets, merger or other similar transaction.	LoanCare’s Restated Articles do not contain any provision regarding vote requirements for a sale of assets, merger or other similar transactions.

Amendment of Articles of Incorporation and Bylaws:	Virginia law provides that a corporation’s articles of incorporation may be amended upon approval of the amendment by the affirmative vote of the holders of more than two-thirds (2/3) of the outstanding shares of stock entitled to be cast in each voting group. Each voting group must approve the amendment.

Essex’s articles of incorporation provide that the articles of incorporation may be amended in the manner provided by law, except that the affirmative vote of the holders of at least two-thirds (2/3) of the voting power shall be required to amend or repeal certain articles.	LoanCare’s Restated Articles may be amended upon the affirmative vote of a majority of the votes entitled to be cast, so long as such amendment is approved by a majority of the directors. If such an amendment is not approved by a majority of the directors, it must be approved by the holders of at least two- thirds (2/3) of the LoanCare voting stock then issued and outstanding.

LoanCare’s Restated Bylaws may be amended by a majority vote of either the LoanCare Board or its shareholders.

Essex	LoanCare

Virginia law provides that the board of directors of a corporation may amend the corporation’s bylaws unless the shareholders upon adopting or amending particular bylaws provide expressly that the board of directors may not amend or repeal that bylaw.

Essex’s articles of incorporation provide that the bylaws may be amended or repealed by a two-thirds (2/3) vote of either the shareholders or the board of directors.

Shareholder Actions Without a Meeting:	Virginia law provides that if the articles of incorporation so provide and if the corporation is not a public corporation, action that may be taken at a shareholder meeting may be taken without a meeting by written consent if the consent is executed by the shareholders having the voting power to approve the action had it been approved at a meeting at which all shareholders were present.

Essex’s articles of incorporation do provide that shareholders may act without a meeting by written consent of those shareholders having the voting power that would be necessary to authorize the action at a meeting of shareholders.	LoanCare’s Restated Articles do provide for less than unanimous consent when shareholder action is taken without a meeting.

Special Meetings of Shareholders:	Virginia law provides that a special meeting of the shareholders may be called by the chairman of the board, the president, the board of directors or the person authorized to do so by the articles of incorporation or bylaws.

Essex’s articles of incorporation provide that a special meeting of the shareholders may be called only by the board of directors. At any meeting, no business shall be transacted and no corporate action shall be taken other than as brought before the meeting by	LoanCare’s Restated Bylaws provide that special meetings of shareholders may be called at any time but only by the president or the LoanCare Board.

	Essex	LoanCare

or at the direction of the board of directors.

Nomination of Directors:	The Essex bylaws provide that nominations of directors may be made at meetings of the shareholders at which directors are to be elected only by or at the direction of the board of directors. The chairman may determine that a nomination was defective and disregard such nomination.	LoanCare’s Restated Bylaws do not contain any provision regarding nomination of directors.

Proposal of Business:	Neither Essex’s articles of incorporation nor its bylaws contain any provision regarding shareholder proposals of business.	Neither LoanCare’s Restated Articles nor LoanCare’s Restated Bylaws contain any provision regarding shareholder proposal of business.

Indemnification; Limitation of Director Liability:	Virginia law provides that a corporation may indemnify an individual acting in his capacity as a director against liability incurred if (1) he conducted himself in good faith; and (2) he believed: (a) in the case of conduct in his official capacity with the corporation, that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to its best interests; and (3) in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Furthermore, unless limited by the articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he is a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Virginia law also provides that a corporation may not indemnify a director (1) in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to him, whether or not	LoanCare’s Restated Articles provide that the corporation shall indemnify any director made a party to a proceeding because he or she is or was a director of the corporation against any liability incurred in the proceeding to the extent that Virginia law permits.

LoanCare’s Restated Articles provide that no director of LoanCare will be liable to LoanCare or its shareholders for monetary damages for an act or omission in the director’s capacity as a director to the extent that Virginia law permits.

Essex	LoanCare

involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

The Essex articles of incorporation provide that a director or officer of the corporation or any person serving as director, officer, employee or agent of another entity at the request of the corporation shall be indemnified to the fullest extent authorized by the VSCA, except that the corporation will only indemnify a person in connection with a proceeding initiated by that person if the proceeding was authorized by the board of directors. The right to indemnification so includes the right to advance payment of expenses under certain circumstances.

INDEX TO FINANCIAL STATEMENTS

Unaudited Consolidated Financial Statements as of September 30, 2003

and for the Nine Months Ended September 30, 2003 and 2002

Audited Consolidated Financial Statements as of December 31, 2002

and for the Years Ended December 31, 2002 and 2001

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Cash	$611,236	$1,168,387
Securities available for sale at fair value	1,548,887	521,707
Loans, net	264,097	205,098
Advances for taxes, insurance, and other on behalf of investors, net:
Affiliate investors	(108,035)	297,219
Nonaffiliate investors	109,594	196,304
Mortgage servicing rights, net	84,412	114,115
Premises and equipment, net	534,585	431,736
Noninterest-bearing receivables from affiliates	3,027,611	1,253,762
Accrued interest receivable	2,790	1,245
Deferred tax asset, net	1,110,837	1,730,649
Other assets	1,435,963	112,238

Total assets	$8,621,977	$6,032,460

LIABILITIES AND SHAREHOLDER’S EQUITY
LIABILITIES
Noninterest-bearing payables to affiliates	$—	$2,795
Accounts payable	710,775	87,869
Income taxes payable	637,336	—
Other liabilities	378,288	253,590

Total liabilities	1,726,399	344,254
COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY
Common stock, $.10 par value:
Authorized shares — 15,000
Issued and outstanding shares — 30	3	3
Additional paid-in capital	808,803	808,803
Retained earnings	6,086,772	4,879,400

Total shareholder’s equity	6,895,578	5,688,206

Total liabilities and shareholder’s equity	$8,621,977	$6,032,460

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
REVENUES
Loan servicing fees, net	$2,072,250	$1,356,480
Late charges and other fees	892,891	535,128
Interest	834,017	7,798
Other	1,358,762	720,194

Total Revenues	5,157,920	2,619,600
EXPENSES
Salaries and employee benefits	1,668,843	1,061,465
Net occupancy and equipment	192,297	180,277
Service bureau	531,580	317,727
Professional fees	32,023	37,431
Other	785,847	457,360

Total Expenses	3,210,590	2,054,260

Income Before Income Taxes	1,947,330	565,340
PROVISION FOR INCOME TAXES	739,958	214,755

Net Income	$1,207,372	$350,585

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
OPERATING ACTIVITIES
Net income	$1,207,372	$350,585
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Deferred tax asset, net	619,812	214,755
Amortization of and impairment adjustments to mortgage servicing rights	29,703	354,280
Depreciation and amortization of premises and equipment	73,787	67,070
Loss on sale of premises and equipment	21	991
Changes in operating assets and liabilities:
Advances for taxes, insurance, and other	491,964	201,121
Noninterest-bearing receivables from affiliates	(1,773,848)	(2,253,510)
Decrease (increase) in accrued interest receivable	(1,546)	11,685
Other assets	(1,323,709)	116,502
Noninterest-bearing payables to affiliates	(2,795)	(3,007,415)
Other liabilities	1,384,941	262,912

Net cash (used in) provided by operating activities	705,702	(3,681,024)

INVESTING ACTIVITIES
Purchases of securities available for sale	(1,027,196)	(276)
Net decrease (increase) in loans	(58,999)	919,729
Decrease in interest-bearing receivable from affiliate	—	45,688
Purchases of mortgage servicing rights	—	(70,629)
Reduction in foreclosed properties	—	82,625
Purchases of premises and equipment	(176,658)	(14,633)

Net cash provided by (used in) investing activities	(1,262,853)	962,504

Net decrease in cash and cash equivalents	(557,151)	(2,718,520)
Cash and cash equivalents at beginning of year	1,168,387	2,977,915

Cash and cash equivalents at end of period	$611,236	$259,395

NONCASH INVESTING AND FINANCING ACTIVITIES
Dividend to Bank funded by elimination of interest-bearing receivable	$—	$4,000,000
Dividend to Bank	519,968	—
Capital contribution from Bank funded by noninterest-bearing receivable	519,968	—

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

For the Nine Months Ended September 30, 2003

		Additional
	Common	Paid-in	Retained
	Stock	Capital	Earnings	Total

Balance at January 1, 2003	$3	$808,803	$4,879,400	$5,688,206
Dividends to Parent Company:
Reduction of net operating losses	—	(519,968)	—	(519,968)
Additional investment by Parent Company	—	519,968	—	519,968
Net income	—	—	1,207,372	1,207,372

Balance at September 30, 2003	$3	$808,803	$6,086,772	$6,895,578

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 —	Basis Of Presentation

      The accompanying unaudited financial statements of LoanCare Servicing Center, Inc., f/k/a Essex Home Mortgage Servicing Corporation, (“LoanCare”) have been prepared in accordance with generally accepted accounting principles for condensed interim financial statements and, therefore, do not include information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes included in LoanCare’s audited financial statements for the year ended December 31, 2002.

      In the opinion of management, the accompanying unaudited financial statements include all adjustments (including normal recurring entries) necessary for a fair presentation of LoanCare’s financial condition and interim results of operations. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 —	Investment Securities

      The following table sets forth the investment securities portfolio as of the dates indicated:

	September 30, 2003		December 31, 2002

	Book Value	Fair Value	Book Value	Fair Value

Available for sale securities:
Mutual fund	$1,548,887	$1,548,887	$521,707	$521,707

Note 3 — Loans

      Net loans consist of the following:

	September 30,	December 31,
	2003	2002

Real estate:
First mortgages	$265,087	$206,088
Less:
Allowance for loan losses	990	990

Net loans	$264,097	$205,098

      There were no additions or charges to the loan loss provision in the nine months ended September 30, 2003, or in the year ended December 31, 2002. There were no nonperforming assets at either September 30, 2003 or December 31, 2002.

Note 4 — Mortgage Servicing Rights

      As of September 30, 2003 and December 31, 2002, LoanCare reported $84,412 and $114,115, respectively, of purchased Mortgage Servicing Rights (“MSRs”). In addition to periodic amortization of MSRs, the carrying value of LoanCare’s MSRs is dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At September 30, 2003, no assurance can be made that significant amortization or impairment adjustments will not be necessary in the future with respect to LoanCare’s MSRs.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      Following is an analysis of the changes in LoanCare’s MSRs for the periods ended September 30, 2003 and December 31, 2002:

	Carrying	Valuation
	Value	Allowance

Balance at December 31, 2001	$1,574,806	$(160,294)
Purchases	124,822	—
Amortization	(340,905)	—
Valuation adjustments:
Impairment	—	(170,390)
Recapture	—	21,470
MSR transfer to Essex Savings Bank	(1,244,608)	309,214

Balance at December 31, 2002	$114,115	$—

Amortization	(26,753)	—
Valuation adjustments — impairment	—	(2,950)

Balance at September 30, 2003	$87,362	$(2,950)

      The fair value of MSRs was $87,000 and $120,000 at September 30, 2003 and December 31, 2002, respectively.

Note 5 —	Income Taxes

      The provision for income taxes for financial reporting purposes has been computed by applying the statutory federal and state tax rates to income for the nine month periods ended September 30, 2003 and 2002.

      Significant components of LoanCare’s deferred tax assets and liabilities as of September 30, 2003 and December 31, 2002 were as follows:

	September 30,	December 31,
	2003	2002

Deferred tax assets:
NOL carryforwards	$704,048	$1,323,860
MSRs	378,670	378,670
Allowances for losses on loans, foreclosed properties and servicing	48,478	48,478
Other	(20,359)	(20,359)

Total deferred tax assets	$1,110,837	$1,730,649

      On August 31, 2001, Essex consummated a transaction that converted Essex from a publicly held to privately held company. This transaction constitutes a change in ownership under the Internal Revenue Code (the “Code”). Section 382 of the Code limits the amount of NOLs that can be utilized to offset taxable income subsequent to a change in ownership. The limitation is calculated by multiplying the adjusted value of LoanCare immediately before the ownership change on August 31, 2001 by the long-term Federal tax-exempt rate for August 2001. Based on a valuation prepared by an independent third party and the application of the limitation, the annual taxable income limitation to which LoanCare’s NOLs can be applied approximates $351,000. This limitation impacts the amount of the NOLs that LoanCare could utilize on a separate company basis, but not that of its parent on the consolidated income

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

tax return. Accordingly, in July 2003, that portion of the NOLs that could not be utilized by LoanCare, an aggregate amount of $1.4 million, was dividended to Essex Bank. LoanCare’s Section 382 adjusted available NOLs for periods beginning after December 31, 2002 is approximately $2.1 million, which expires in the years 2008 through 2011.

Note 6 — New Financial Accounting Standards

      SFAS 142, “Goodwill and Other Intangible Assets,” became effective January 1, 2002. Accordingly, goodwill is no longer subject to amortization over its estimated useful life, but is subject to at least an annual assessment for impairment by applying a fair value based test. Additionally, SFAS 142 requires that acquired intangible assets (such as core deposit intangibles) be separately recognized if the benefit of the asset can be sold, transferred, licensed, rented, or exchanged, and amortized over their estimated useful life. This Statement does not affect LoanCare at the present time.

      SFAS 145, “Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002,” was issued in May 2002. SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that Statement, FASB Statement 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” This Statement also rescinds FASB Statement 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meaning, or describe their applicability under changed conditions. This Statement does not affect LoanCare at the present time.

      SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities,” was issued in June 2002. It addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.” Unlike EITF 94-3, SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, instead of at the date of an entity’s commitment to an exit plan. This Statement does not affect LoanCare at the present time, but will be complied with when and if it becomes necessary.

      SFAS 147, “Acquisitions of Certain Financial Institutions, an amendment of FASB Statements 72 and 144 and FASB Interpretation 9,” was issued in July 2002. It removes acquisitions of financial institutions from the scope of both FASB Statement 72 and FASB Interpretation 9, except for transactions between two or more mutual enterprises. Instead, it requires that acquisitions of financial institutions be accounted for in accordance with SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. This Statement does not affect LoanCare at the present time.

      SFAS 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement 123,” was issued in December 2002. It amends SFAS 123, “Accounting for Stock Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provision of that statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. This Statement does not affect LoanCare at the present time.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

      SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003 and is not expected to have an impact on LoanCare’s financial statements.

      SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity,” was issued in May 2003. SFAS 150 establishes standards for issuers’ classification as liabilities in the statement of financial position of financial instruments that have characteristics of both liabilities and equity, including financial instruments that are mandatorily redeemable on a fixed or determinable date. This Statement does not affect LoanCare at the present time.

      In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantors, including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and recission of FASB Interpretation No. 34.” Under FIN 45, a liability must be recognized at the inception of certain guarantees whether or not payment is probable. When the guarantor has assumed a “stand-ready” obligation, the fair value of the guarantee must be recorded as a liability. This Interpretation was effective at December 31, 2002, with the disclosure provisions of FIN 45 effective in 2002 and the accounting provisions effective in 2003. This Interpretation does not affect LoanCare at the present time.

      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities: an interpretation of ARB No. 51.” This Interpretation addresses the issue of consolidation of variable interest entities, which were previously commonly referred to as special-purpose entities. Generally, in a variable interest entity the equity investment at risk is not sufficient to allow the entity to function without subordinated financial support from other parties that absorb some of the expected losses and the equity investors do not have the essential characteristics of a controlling financial interest, as defined. According to FIN 46, if a business has a controlling financial interest in a variable interest entity, the assets, liabilities and operating results of the variable interest entity should be consolidated with the business, even if the business does not have voting control of the variable interest entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to interests in variable interest entities acquired after that date. FIN 46 also applies to the first interim or fiscal periods beginning after June 15, 2003 for those variable interest entities in which a business holds an interest that was acquired before February 1, 2003. This Interpretation does not affect LoanCare at the present time.

Note 7 — Subsequent Events

      LoanCare is currently a wholly owned indirect subsidiary of Essex Bancorp, Inc. (“Essex”). Essex signed a definitive merger agreement on July 24, 2003, providing for the merger (the “Merger”) of Essex into Southern Financial Bancorp, Inc. (“Southern Financial”). Southern Financial will issue shares of its common stock for all the issued and outstanding common stock of Essex. Immediately prior to the merger, the agreement affects a spin-off of LoanCare. In connection with and in order to facilitate the Merger, Essex has agreed to effect, immediately prior to the effectiveness of the Merger, the distribution of all of the outstanding shares of LoanCare common stock to the Essex shareholders (other than holders of restricted Essex common stock) on a share-for-share basis, which is expected to be tax free to Essex shareholders for federal income tax purposes. Upon completion of the Merger, LoanCare will complete the transaction by selling shares of LoanCare common stock to Southern Financial so that, upon completion of such acquisition and related matters, Southern Financial will own 24.9% of the outstanding shares of

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

LoanCare common stock. The transaction is expected to close in the first quarter of 2004, subject to shareholder and regulatory approvals.

      On October 8, 2003, LoanCare amended its articles of incorporation to change its name from Essex Home Mortgage Servicing Corporation, d/b/a LoanCare Servicing Center, to LoanCare Servicing Center, Inc.

      On November 3, 2003, Southern Financial and Provident Bankshares Corporation (“Provident”) signed a definitive agreement providing for the merger (the “Provident Merger”) of Southern Financial with and into Provident. It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. The transaction is expected to close in the second quarter of 2004, at which time Provident will own 24.9% of the outstanding shares of LoanCare Common Stock.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

LoanCare Servicing Center
     (f/k/a Essex Home Mortgage Servicing Corporation):

      We have audited the accompanying consolidated balance sheet of LoanCare Servicing Center (f/k/a Essex Home Mortgage Servicing Corporation and subsidiary) (d/b/a LoanCare Servicing Center) (the Company) as of December 31, 2002, and the related consolidated statements of operations, shareholder’s equity, and cash flows for the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LoanCare Servicing Center (f/k/a Essex Home Mortgage Servicing Corporation) (d/b/a LoanCare Servicing Center) and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Norfolk, VA

March 14, 2003

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED BALANCE SHEET

December 31,
2002

ASSETS
Cash	$1,168,387
Securities available for sale at fair value	521,707
Loans, net	205,098
Advances for taxes, insurance, and other on behalf of investors, net:
Affiliate investors	297,219
Nonaffiliate investors	196,304
Mortgage servicing rights, net	114,115
Premises and equipment, net	431,736
Noninterest-bearing receivables from affiliates	1,253,762
Accrued interest receivable	1,245
Deferred tax asset, net	1,730,649
Other assets	112,238

Total assets	$6,032,460

LIABILITIES AND SHAREHOLDER’S EQUITY
LIABILITIES
Noninterest-bearing payables to affiliates	$2,795
Other liabilities	341,459

Total liabilities	344,254
COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY
Common stock, $.10 par value:
Authorized shares — 15,000
Issued and outstanding shares — 30	3
Additional paid-in capital	808,803
Retained earnings	4,879,400

Total shareholder’s equity	5,688,206

Total liabilities and shareholder’s equity	$6,032,460

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001

REVENUES
Mortgage servicing fees, net	$1,889,372	$1,428,335
Late charges and other fees	810,764	575,550
Interest	11,981	300,284
Other	1,038,577	686,613

Total revenues	3,750,694	2,990,782

EXPENSES
Salaries and employee benefits	1,493,259	1,309,594
Net occupancy and equipment	239,209	179,359
Service bureau	460,792	305,663
Interest	—	9,337
Other	688,965	684,067

Total expenses	2,882,225	2,488,020

Income before income taxes	868,469	502,762
BENEFIT FROM (PROVISION FOR) INCOME TAXES	154,940	(191,291)

Net income	$1,023,409	$311,471

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001

OPERATING ACTIVITIES
Net income	$1,023,409	$311,471
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Provision for losses on foreclosed properties	—	30,000
Provision for servicing losses	43,000	60,511
Deferred tax asset, net	(154,940)	191,291
Amortization of and impairment adjustments to mortgage servicing rights	489,825	577,422
Depreciation and amortization of premises and equipment	89,464	95,652
Gain on sale of foreclosed properties	(30,811)	—
Loss on sale of premises and equipment	991	8,517
Changes in operating assets and liabilities:
Advances for taxes, insurance, and other	53,446	259,115
Noninterest-bearing receivables from affiliates	(1,205,692)	—
Other assets	332,337	1,380,696
Noninterest-bearing payables to affiliates	(3,295,446)	1,593,537
Other liabilities	13,698	66,624

Net cash (used in) provided by operating activities	(2,640,719)	4,574,836

INVESTING ACTIVITIES
Decrease in interest-bearing deposits	—	26,354
Purchases of securities available for sale	(500,353)	(797)
Net decrease in loans	814,875	23,443
Decrease (increase) in interest-bearing receivable from affiliate	45,688	(2,575,000)
Purchases of mortgage servicing rights	(124,822)	(19,065)
Additions to foreclosed properties	—	(82,625)
Proceeds from sale of foreclosed properties	113,436	—
Purchases of premises and equipment	(17,633)	(426,764)
Proceeds from disposals of furniture and equipment	—	1,233

Net cash provided by (used in) investing activities	331,191	(3,053,221)

FINANCING ACTIVITIES
Decrease in capital lease obligation	—	(99,931)
Additional investment by Parent Company	500,000	—

Net cash provided by (used in) financing activities	500,000	(99,931)

Net (decrease) increase in cash and cash equivalents	(1,809,528)	1,421,684
Cash and cash equivalents at beginning of year	2,977,915	1,556,231

Cash and cash equivalents at end of year	$1,168,387	$2,977,915

NONCASH INVESTING AND FINANCING ACTIVITIES
Transfer of mortgage servicing rights to Parent Company	$935,394	$—
Dividend to Bank funded by elimination of interest-bearing receivable	4,000,000	—
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$—	$9,337

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

		Additional
	Common	Paid-in	Retained
	Stock	Capital	Earnings	Total

Balance at January 1, 2001	$3	$5,244,197	$3,544,520	$8,788,720
Net income	—	—	311,471	311,471
Balance at December 31, 2001	3	5,244,197	3,855,991	9,100,191
Dividends to Parent Company:
Reduction of interest-bearing receivable	—	(4,000,000)	—	(4,000,000)
Mortgage servicing rights	—	(935,394)	—	(935,394)
Additional investment by Parent Company	—	500,000	—	500,000
Net income	—	—	1,023,409	1,023,409

Balance at December 31, 2002	$3	$808,803	$4,879,400	$5,688,206

See accompanying notes to financial statements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY

(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	Organization

      During 2001, Essex Home Mortgage Servicing Corporation began doing business as LoanCare Servicing Center (“LoanCare”) in order to broaden its appeal to prospective clients and customers. LoanCare is a wholly owned subsidiary of Essex Savings Bank, F.S.B. (the “Bank”), which is a wholly owned subsidiary of Essex Bancorp, Inc., and is engaged in servicing loans for others, including related parties. EH Asset Disposition Corporation, LoanCare’s wholly owned subsidiary, was formed as an asset management subsidiary. The sole purpose of this subsidiary is to own and administer properties acquired through foreclosure that result from the servicing obligations of LoanCare.

      The Company services mortgage loans secured primarily by residential real estate throughout the United States. The Company charges its clients a monthly fee per loan and negotiates for the earning of other ancillary income, or the sharing thereof with the client.

Note 2 —	Significant Accounting Policies

      Principles of Consolidation: The consolidated financial statements include the accounts of LoanCare and its wholly owned subsidiary, EH Asset Disposition Corporation (collectively, the “Company”). Significant intercompany accounts and transactions have been eliminated in consolidation.

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimated.

      Investments: Investment securities are classified upon acquisition as held to maturity or available for sale. Those securities designated as held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of other comprehensive income within shareholder’s equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities available for sale is based upon valuations obtained from brokers and their market analyses and management estimates.

      Loans: Loans are stated at the principal amount outstanding with an adjustment for an allowance for loan losses. The allowance for loan losses is maintained to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Actual future losses may differ from estimates as a result of unforeseen events.

      A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement. The impaired value of collateral-dependent loans is generally determined based on the fair value of the collateral when it is determined that foreclosure is probable. Generally, it is management’s policy to charge-off the impaired portion of any collateral-dependent loan where supported by appraisals or other evidence of value. Otherwise, the impairment is determined based on the present value of the expected cash flows and deficiencies are provided for through the allowance for loan losses. Any change in the fair value of the impaired loan is reported as an addition or reduction in the related allowance.

      Foreclosed Properties: Properties acquired in settlement of loans are recorded at fair value less estimated selling costs upon acquisition and thereafter are carried at the lower of cost or fair value less

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated selling costs. Revised estimates to the fair value less selling costs are reported as adjustments to the carrying amount of the asset provided that such adjusted value is not in excess of the carrying amount at acquisition. Gains or losses on the sale of and revaluation adjustments to foreclosed properties are credited or charged to expense. Costs incurred in connection with ownership of the property, including interest on indebtedness, are expensed to the extent not previously provided for in calculating fair value less estimated selling costs. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated selling costs.

      Sales of real estate are recorded under the accrual method of accounting. Under this method, a sale is not recognized unless the buyer has assumed the risks and rewards of ownership, including an adequate cash down payment. Until a contract qualifies as a sale, all collections are recorded as deposits.

      Advances for Taxes, Insurance, and Other: Advances for taxes, insurance, and other (principal and interest, where applicable) consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform collection and administrative services. The investor is contractually required to reimburse the Company for such advances. An allowance for doubtful accounts is estimated by management, giving consideration to an analysis of the accounts outstanding, current economic conditions and other relevant factors. As an additional component of this allowance, management provides for an estimate of losses associated with recourse obligations related to the Company’s servicing portfolio.

      Mortgage Servicing Rights (“MSRs”): MSRs consist of purchased mortgage servicing rights. These MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. The Company’s policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted anticipated future cash flows, taking into consideration market-based prepayment estimates. If the carrying value of the MSRs exceeds the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to amortization of MSRs.

      Loan Income: Interest on loans, including amortization of premiums and accretion of discounts, is computed using methods that result in level rates of return on principal amounts outstanding.

      The accrual of interest on loans is discontinued based on delinquency status, an evaluation of the related collateral, and on the borrower’s ability to repay the loan. Generally, loans past due more than 90 days are placed in nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days may be returned to an accruing status provided two criteria are met: (1) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. Cash receipts from an impaired loan are applied to reduce the carrying value of the loan. When future collection of the loan balance is expected, interest income may be recognized on a cash basis.

      Loan Servicing Fees: Fees for servicing loans are credited to mortgage servicing income when the related mortgage payments are collected. Depending on the terms of the servicing contracts, such fees are normally based upon either the outstanding principal balance of such loans or the number of loans processed. Servicing expenses are charged to operations when incurred.

      Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives range from three to seven years for furniture and equipment and up to the lease term for leasehold improvements.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intercompany Allocation of Costs: The Company’s financial statements reflect the direct operating expenses of servicing loans for others. The Bank does not require an expense reimbursement from the Company for services provided by the Bank’s personnel on the Company’s behalf, including executive management, accounting, internal audit and information and technology services. Nor does the Bank allocate any earnings credit to the Company for escrow and custodial accounts on deposit at the Bank.

      Income Taxes: The Company files consolidated income tax returns with its parent and an affiliated group of corporations. Under the Company’s tax-sharing agreement, income taxes are allocated as if separate returns were filed using the statutory federal and state income tax rates, with its parent absorbing any differences in actual and estimated consolidated liabilities or benefits. To the extent income taxes have been previously paid by the Company to its parent, it can recover these taxes if operating losses are incurred by the Company.

      The Company applies an asset and liability approach for determining income taxes. Deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Note 3 —	Investments

      Securities available for sale at December 31, 2002 and 2001 consist of a mutual fund investment that is designed for use as an overnight liquid investment. At December 31, 2002 and 2001, the mutual fund portfolio was invested in repurchase agreements, which are fully collateralized by U.S. Treasury and government agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share. There were no sales of securities available for sale in 2002 or 2001.

      As an alternative to or in tandem with investing its excess funds in the mutual fund investment, the Company may from time to time transfer funds on an overnight basis to the Bank for investment in the Bank’s interest-bearing overnight account with the Federal Home Loan Bank (“FHLB”). When the Bank holds such funds, it pays interest to the Company at the rate earned by the Bank on its FHLB overnight account. Effective January 1, 2002, the Company’s board of directors approved a $4.0 million dividend to the Bank, which was funded by the redemption of the Company’s interest-bearing receivable from the Bank. As of and for the year ended December 31, 2002, the Company had no interest-bearing receivable from the Bank. As of December 31, 2001, the Company’s interest-bearing receivable from the Bank was $4,045,688. The Company earned $149,078 on this overnight facility during the year ended December 31, 2001.

Note 4 —	Loans

      Net loans at December 31, 2002 consist of the following:

Real estate:
First mortgages	$206,088

Total loans	206,088
Less:
Allowance for loan losses	990

Net loans	$205,098

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2001 there were commercial real estate loans consisting of two impaired loans to one borrower with balances at December 31, 2001 of (i) $884,000, which was originated in October 1987 in the amount of $1.0 million for the purpose of refinancing a mini-storage/office facility (76 mini-storage units and 38 office units) located in Virginia Beach, Virginia; and (ii) $407,000 against a $600,000 line of credit. LoanCare occupied approximately 12,000 square feet of the office facility until November 2001 when it vacated this facility. The Company’s lease payments largely serviced the principal and interest on the two loans, which matured on December 31, 2001, concurrent with the term of the facility lease. As of December 31, 2001 the loans were in default. An appraisal was completed in December 2001 and an acceleration letter was sent to the borrower. LoanCare maintained a $380,000 specific reserve on these loans at December 31, 2001 and recognized interest income on these two loans totaling $137,293 in 2001. During 2002, the Bank acquired the loans from LoanCare at their net carrying value as part of its negotiations with a nonaffiliated third party for the sale of the property.

Note 5 —	Foreclosed Properties

      There were no foreclosed properties at December 31, 2002.

      Income (expenses) associated with holding foreclosed properties are included in other expenses and during the years ended December 31 consisted of the following:

	2002	2001

Provision for losses on foreclosed properties	$—	$(30,000)
Holding costs	379	(90)
Gain on sale of foreclosed properties	30,811	—

	$31,190	$(30,090)

Note 6 —	Premises and Equipment

      Premises and equipment at December 31, 2002 include the following:

Leasehold improvements, furniture and equipment	$689,402
Less accumulated depreciation and amortization	257,666

$431,736

      Future minimum lease commitments for premises and equipment subject to noncancelable operating leases with remaining terms in excess of one year at December 31, 2002 are as follows:

Noncancelable
Operating Leases

2003	$60,260
2004	119,728
2005	119,384
2006	122,609
2007	126,287
Later years	544,189

$1,092,457

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In November 2001, the Company moved to a new location, which it occupies with the Bank’s corporate offices under an operating lease agreement. The Company’s allocation for rent, including the benefit of certain rent concessions, is based on the square footage it occupies and is recognized on a straight-line basis over the 10 year lease term. Rent expense was $120,648 and $11,577 in 2002 and 2001, respectively.

Note 7 —	Mortgage Loan Servicing

      The Company services mortgage loans secured primarily by residential real estate throughout the United States. At December 31, 2002, approximately 80% of its mortgage loan servicing portfolio is concentrated among California, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, Texas and Virginia. Three clients provide slightly over 50% of the Company’s servicing volume with contract terms expiring between March 2003 and July 2004. While management is not aware at this time of any circumstances impeding the renewal of these contracts, there can be no assurances that these contracts will be renewed in the future.

      At December 31, 2002 and 2001, the Company serviced or subserviced approximately 29,300 and 19,500 loans, respectively, with the following outstanding principal balances at December 31 and related servicing fee income (before amortization of servicing rights) during the respective years ended December 31:

	2002		2001

	Loan	Loan	Loan	Loan
	Principal	Servicing	Principal	Servicing
	Balances	Fee Income	Balances	Fee Income

	(000’s)		(000’s)
Loans owned by:
The Company	$206	$—	$1,402	$—
The Bank	116,154	403,389	127,159	457,795
Servicing and sub-servicing rights owned/participated in by:
The Company	2,982,257	1,905,343	1,874,832	1,511,157
The Bank	155,114	70,465	22,980	36,805

	$3,253,731	$2,379,197	$2,026,373	$2,005,757

      Servicing fee income is net of $63,552 and $103,327 in 2002 and 2001, respectively, paid to the Bank.

      As an agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 2002, approximately $18.3 million of such accounts were on deposit at unaffiliated banks and $64.2 million of such accounts were on deposit at the Bank. These balances are not included in the accompanying consolidated balance sheet as they are not assets of the Company.

      Certain investors require loan servicers to maintain a specific net worth. The most stringent of these net worth requirements, requires LoanCare to have a net worth of $2.1 million. Net worth is measured by subtracting certain ineligible assets from Shareholder’s Equity. The net worth of LoanCare, under the most restrictive measurement, is $4.3 million, which exceeds the net worth requirement by $2.2 million as of December 31, 2002.

      The fair value of MSRs was $119,783 and $1,533,175 at December 31, 2002 and 2001, respectively.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of fluctuations in mortgage loan prepayment activity, the Company maintains a valuation allowance in order to reduce the carrying value of its MSRs to the lower of cost or market value at December 31, 2002 and 2001. It is possible that fluctuations in mortgage loan prepayment activity will result in changes in the value of MSRs in the near term.

      Following is an analysis of the changes in the Company’s MSRs for the years ended December 31:

	Carrying	Valuation
	Value	Allowance

Balance at January 1, 2001	$1,983,723	$(10,854)
Purchases	19,065	—
Amortization	(427,982)	—
Valuation adjustments:
Impairment	—	(160,294)
Recapture	—	10,854

Balance at December 31, 2001	1,574,806	(160,294)
Purchases	124,822	—
Amortization	(340,905)	—
Valuation adjustments:
Impairment	—	(170,390)
Recapture	—	21,470
MSR transfer to the Bank	(1,244,608)	309,214

Balance at December 31, 2002	$114,115	$—

      Advances for taxes, insurance and other (principal and interest, where applicable) disbursements consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform special collection and administrative services. The investor is contractually required to reimburse the Company for such advances. In addition, certain investors have recourse against the Company in the event of default on loans that are serviced under a regular servicing option. Management believes the valuation allowance for advances for taxes, insurance and other disbursements and for the Company’s $505,000 of loans subject to recourse obligations is adequate to provide for losses related to the Company’s servicing portfolio.

      Changes in the valuation allowance for servicing losses for the years ended December 31 are as follows:

	2002	2001

Balance at beginning of year	$69,707	$34,629
Provision for servicing losses	43,000	60,511

	112,707	95,140
Net charge-offs	(10,056)	(25,433)

Balance at end of year	$102,651	$69,707

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 —	Income Taxes

      The components of the (provision for) benefit from income taxes for the years ended December 31 are summarized as follows:

	2002	2001

Current	$—	$—
Deferred tax benefit	63,332	151,039
Utilization of net operating loss (“NOL”) carryforwards	(393,392)	(342,330)
Decrease in valuation allowance	485,000	—

	$154,940	$(191,291)

      Significant components of the Company’s deferred tax assets and liabilities as of December 31 were as follows:

	2002	2001

Deferred tax assets:
NOL carryforwards	$1,323,860	$4,201,885
MSRs	378,670	304,174
Allowances for losses on loans, foreclosed properties and servicing	48,478	35,973
Other	(20,359)	3,310

Total deferred tax assets	1,730,649	4,545,342
Valuation allowance for deferred tax assets	—	(2,969,633)

Net deferred tax asset	$1,730,649	$1,575,709

      The Company has available an NOL totaling approximately $3.5 million at December 31, 2002 for income tax purposes which expires in the years 2008 through 2011. The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. At December 31, 2001, a valuation allowance had been established for a portion of the Company’s deferred tax assets and liabilities based on management’s assessment that their ultimate realization cannot be assured. In 2002, the Company realized net deferred tax assets of $485,000 through a partial reversal of the valuation allowance, on the basis of management’s expectation that sufficient taxable income will be generated to utilize a portion of the Company’s NOLs and reversing temporary differences and that EBI will have realized sufficient benefits on a consolidated basis to allocate to the Company.

      The Company paid no income taxes during 2002 and 2001.

Note 9 —	Employee Benefit Plans

      Employees of the Company participate in a 401(k) retirement plan administered by Essex Bancorp, Inc. (“EBI”). Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. In 2002 and 2001, EBI matched 30% of employee contributions of up to 6% of compensation as defined by the plan, which resulted in an $8,625 and a $8,566 contribution by the Company for the plan years ended December 31, 2002 and 2001, respectively.

LOANCARE SERVICING CENTER, INC. AND SUBSIDIARY
(f/k/a Essex Home Mortgage Servicing Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 —	Subsequent Events (unaudited)

      LoanCare is currently a wholly-owned indirect subsidiary of Essex Bancorp, Inc. (“Essex”). Essex signed a definitive merger agreement on July 24, 2003, providing for the merger (the “Merger”) of Essex into Southern Financial Bancorp, Inc. (“Southern Financial”). Southern Financial will issue shares of its common stock for all the issued and outstanding common stock of Essex. Immediately prior to the merger, the agreement affects a spin-off of LoanCare. In connection with and in order to facilitate the Merger, Essex has agreed to effect, immediately prior to Effective Time of the Merger, the distribution of all of the outstanding shares of LoanCare common stock to the Essex shareholders (other than holders of restricted Essex Common Stock) pro rata on a share-for-share basis, which is expected to be tax free to Essex shareholders for federal income tax purposes. Upon completion of the Merger, Southern Financial will own 24.9% of the outstanding shares of LoanCare common stock. The transaction is expected to close in the first quarter of 2004, subject to shareholder and regulatory approvals.

      On October 8, 2003, LoanCare amended its articles of incorporation to change its name from Essex Home Mortgage Servicing Corporation, d/b/a LoanCare Servicing Center, to LoanCare Servicing Center, Inc.

      On November 3, 2003, Southern Financial and Provident Bankshares Corporation (“Provident”) signed a definitive agreement providing for the merger of Southern Financial with and into Provident (the “Provident Merger”). It is a condition to the closing of the Provident Merger that the merger of Essex into Southern Financial be completed or be terminated in accordance with the terms of the merger agreement and, if terminated, that there be no litigation against Southern Financial with respect to such termination that could have a material adverse effect on Provident. The transaction is expected to close in the second quarter of 2004, at which time Provident will own 24.9% of the outstanding common shares of LoanCare common stock.

APPENDIX A

LOANCARE SERVICING CENTER, INC.

FORM OF

STOCKHOLDERS’ AGREEMENT

LOANCARE SERVICING CENTER, INC.

STOCKHOLDERS’ AGREEMENT

i

LOANCARE SERVICING CENTER, INC.

STOCKHOLDERS’ AGREEMENT

      THIS STOCKHOLDERS’ AGREEMENT (“Agreement”) is made and entered into as of the                     day of                     , 2004, by and among (i) LoanCare Servicing Center, Inc., a Virginia Corporation (“Corporation”), and (ii) all of the stockholders of the Corporation identified on Schedule 1 attached hereto and made a part hereof, together with any other stockholder of the Corporation who becomes a party to this Agreement (the “Stockholders,” and each individually, a “Stockholder”).

      WHEREAS, the Corporation has authorized capital stock consisting of Four Million (4,000,000) shares of common stock, with a par value of $0.10 per share (which shares that are subject to this Agreement being hereinafter referred to as the “Stock”), of which,                     (                    ) shares are issued and outstanding;

      WHEREAS, the legal and beneficial ownership of the issued and outstanding shares of Stock owned by the Stockholders is as set forth on Schedule 1 opposite each Stockholder’s name; and

      WHEREAS, the parties hereto believe that it is in the best interests of the Corporation and of the Stockholders to set forth their agreement regarding transfers of shares of Stock and certain other matters affecting their interests.

      NOW THEREFORE, in consideration of the foregoing, of the mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending legally to be bound, hereby agree as follows:

      1. Definitions

      A. “Board of Directors” shall mean the Board of Directors of the Corporation.

      B. “Business Day” shall mean any day on which banks located in the Commonwealth of Virginia are not authorized to be closed.

      C. “Bona Fide Offer” shall mean a legally enforceable offer in writing, signed by an offeror or offerors who must be a Person or Persons financially capable of carrying out the terms of such Bona Fide Offer.

      D. “Closing” shall mean the consummation of any purchase and sale of Stock by the Corporation or any Stockholder from any Stockholder covered by this Agreement.

      E. “Closing Date” shall mean the date of which any Closing shall take place as specified herein.

      F. “days” shall mean all calendar days, inclusive of Saturdays, Sundays and days that are legal holidays under the laws of the United States or the Commonwealth of Virginia.

      G. “Decedent Shares” shall have the meaning set forth in Section 8B.1.

      H. “Disability Shares” shall have the meaning set forth in Section 8A.1.

      I. “Drag-Along Sale” shall have the meaning set forth in Section 11A.

      J. “Employment Agreement” shall mean any contract of employment, as amended from time to time, relating to the employment of a Stockholder by the Corporation and described in Schedule 2 attached hereto and made a part hereof.

      K. “Event of Bankruptcy” shall mean with respect to a Stockholder, any of the following:

1. Filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under the federal bankruptcy code (as now or in the future amended) or an admission seeking the relief therein provided.

2. Making a general assignment for the benefit of creditors.

1

3. Consenting to the appointment of a receiver for all or substantially all of a Stockholder’s property.

4. In the case of the filing of an involuntary petition in bankruptcy, an entry of an order for relief.

5. The entry of a court order appointing a receiver or trustee for all or a substantial part of a Stockholder’s property, without the Stockholder’s consent.

6. The assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of a Stockholder’s property.

      L. “Involuntary Transfer” shall mean any non-volitional Transfer of Stock whatsoever and shall be deemed to occur if:

1. The Stockholder is subject to an Event of Bankruptcy.

2. The Stockholder’s shares of Stock are to be Transferred pursuant to: (i) a divorce or separation decree, property settlement, or any other form of judicially approved marital arrangement, (ii) the foreclosure of any lien or other security interest, (iii) a judicial sale or (iv) otherwise by operation of law.

      M. “Involuntary Transfer Shares” shall have the meaning set forth in Section 6A.

      N. “Person” shall mean any individual, partnership, corporation, trust or other entity.

      O. “Personal Representative” shall mean any administrator, executor, trustee, or other personal representative who is vested with the responsibility for administering the disposition of any of the Stock in the event of the Stockholder’s death, disability or other incapacity, and equally any individual who holds such stock as a legatee, distributee, or successor in interest, or trustee where no executor, administrator, or similar fiduciary is appointed or where any appointed executor, administrator, or fiduciary does not have control over any of the Stockholder’s shares of Stock.

      P. “Permitted Transferee” shall mean (i) another Stockholder or a stockholder in the Corporation who becomes a party to this Agreement in connection with a Transfer, (ii) the Corporation or (iii) any trust or family limited partnership under the control of the Stockholder.

      Q. “Pro Rata” shall mean an amount equal to the ratio that the number of shares of Stock owned by each Remaining Stockholder bears to the total number of shares of Stock owned by all the Remaining Stockholders.

      R. “Remaining Stockholders” shall mean any one or more of the Stockholders not Transferring shares of Stock in a transaction that initiates any action or triggers any right under this Agreement.

      S. “Registered Notice” shall mean written notice delivered in accordance with Section 21 hereof; and, if such Registered Notice is sent by a Stockholder with respect to a Bona Fide Offer, such Registered Notice shall contain a true and complete copy of the Bona Fide Offer, or if such Registered Notice is sent by a Stockholder or the Corporation with respect to a Drag-Along Sale or Tag-Along Sale, a true and complete copy of the related offer.

      T. “Ross” shall mean Gene D. Ross.

      U. “Southern Financial” shall mean Southern Financial Bancorp, Inc.

      V. “Stock” shall mean shares of common stock of the Company subject to this Agreement, together with any other securities that become subject to this Agreement.

      W. “Stockholder” shall have the meaning set forth in the preamble hereto.

      X. “Tag-Along Sale” shall have the meaning set forth in Section 11B.

      Y. “Termination Transfer Shares” shall have the meaning set forth in Section 7A.

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      Z. “Totally Disabled” shall mean a Stockholder’s inability to perform in any capacity for a period of one hundred eighty (180) consecutive days (the “Disability Period”) as a result of a physical/medical impairment or mental incapacity substantially all of his duties pursuant to his Employment Agreement. For purposes of this Agreement, the first day of the 180-day period shall be the “Date of Disability.”

      AA. “Transfer” shall mean, when used as a noun, any sale, hypothecation, pledge, assignment or other transfer, voluntary or involuntary, to any Person, whether inter vivos, testamentary, by operation of the laws of devise and descent or any other laws; and, when used as a verb, to voluntarily or involuntarily sell, hypothecate, pledge, assign or otherwise transfer to any Person, whether inter vivos, testamentary, by operation of the laws of devise and descent or any other laws and shall include any Transfer made pursuant to or in connection with any merger or consolidation or similar transaction whether or not involving the Corporation.

      BB. “Transfer Price” shall mean the price determined in accordance with Section 9.

      CC. “Valuation Date” shall mean the date specified herein with respect to which the Transfer Price shall be determined.

      DD. “Voluntary Transfer” shall mean any Transfer of Stock other than an Involuntary Transfer.

      2. Scope of Agreement.

      This Agreement shall apply to all Transfers of shares of Stock (whether now owned or hereafter acquired) by the Stockholders, whether by Voluntary Transfer or Involuntary Transfer, and no matter the reason, purpose or cause of the Transfer. Any purported Transfer of any shares of Stock in any manner except in accordance with the provisions of this Agreement shall be invalid, null and void, and of no force or effect, and the transferee shall not be entitled to vote such shares, receive dividends on such shares, or have any other rights in and with respect to such shares.

      3. Restrictions on Transfer of Stock.

      A. Except as otherwise provided in this Agreement, or as agreed upon with the prior written consent of the parties hereto holding at least two-thirds ( 2/3) of the outstanding shares of Stock or as authorized pursuant to the unanimous consent of the Board of Directors of the Corporation, and notwithstanding any provision in the Corporation’s Articles of Incorporation, no Stockholder shall or may Transfer, or agree or commit to Transfer, all or any of the shares of Stock now owned or hereafter acquired by such Stockholder. Each Stockholder hereby acknowledges the reasonableness of the restrictions on Transfers imposed by this Agreement in view of the purposes of the Corporation and the relationships of the Stockholders.

      B. Notwithstanding Section 3A hereof, but subject to the other provisions of this Agreement, in the event of a Stockholder’s death or Total Disability, any Stock then held of record by such Stockholder may be transferred to a Personal Representative.

      C. Notwithstanding Section 3A hereof, but subject to the other provisions of this Agreement, a Stockholder may Transfer shares of Stock to a Permitted Transferee, provided that any such Permitted Transferee, if not otherwise a party to this Agreement, becomes a party to this Agreement at or before the time of such Transfer, and such shares otherwise remain subject to the restrictions set forth in this Agreement.

      4. Right of First Refusal.

      A. In the event that a Stockholder shall receive a Bona Fide Offer on a date two (2) years or more after the date of this Agreement, other than from a Permitted Transferee, to purchase all (but not less than all) of such Stockholder’s shares of Stock, and in the further event that such Stockholder wishes to accept such Bona Fide Offer, such Stockholder shall promptly send Registered Notice to the Corporation, and the Corporation shall promptly send copies of such Registered Notice to the Remaining Stockholders, offering to sell such Stockholder’s shares of Stock at the price offered for such shares of Stock and upon such other terms and conditions as are contained in the Bona Fide Offer; provided, however, that if one or

3

more Stockholders entitled to exercise Drag-Along Sale rights under Section 11A hereof receive a Bona Fide Offer they shall have a superior right to exercise such Drag-Along Sale rights. The Corporation and the Remaining Stockholders shall thereupon have such purchase rights and privileges for the prescribed time periods as are set forth below in this Section 4.

      B. The Corporation shall have the option, for a period of thirty (30) days after its receipt of the Registered Notice containing the Bona Fide Offer, to purchase all of the shares of Stock offered thereby on the terms and conditions set forth in the Bona Fide Offer. The Corporation shall exercise such option to purchase by giving Registered Notice to the Stockholder who received the Bona Fide offer within such thirty (30) day period of exercise of its option.

      C. If, within the aforesaid time period, the Corporation shall elect not to purchase all of the shares of Stock covered by the Bona Fide Offer, or takes no action with respect thereto, then the Remaining Stockholders shall have the option, for a period of thirty (30) days after expiration of the Corporation’s option, on the same terms, conditions and provisions to purchase Pro Rata, or in such other proportion as the Remaining Stockholders holding at least two-thirds ( 2/3) of the shares of Stock otherwise agree upon, all of the shares of Stock covered by the Bona Fide Offer. The Remaining Stockholders shall exercise such option by giving Registered Notice to the Stockholder who received the Bona Fide Offer within such thirty (30) day period of the exercise of the option.

      D. If the Corporation, and one or more of the Remaining Stockholders shall elect, within the prescribed time periods, not to purchase all of the shares subject to the Bona Fide Offer, or take no action with respect thereto, the Stockholder who received the Bona Fide Offer shall have the right to accept the Bona Fide Offer in whole (but not in part) and to sell such shares of Stock, subject to the provisions and requirements of Section 15 of this Agreement, but only in strict accordance with all of the provisions of the Bona Fide Offer and only if the sale is fully consummated within sixty (60) days after the expiration of the rights set forth in Section 4 C above. In the event that such sale is not fully consummated within such sixty (60) day period, the provisions of this Section 4 must again be complied with by the offering Stockholder with respect to such Bona Fide Offer or any other Bona Fide Offer.

      E. The Closing Date for the Closing on the purchase and sale of Stock under Section 4 shall be as set forth in the Registered Notice sent by either the Corporation or the Remaining Stockholders and shall be no sooner than 10 days and no later than 30 days from the date of such Registered Notice.

      F. In the event that the Corporation acquires any outstanding shares of Common Stock, whether pursuant to the application of this Section of the Agreement or otherwise, and as a result of such acquisition Southern Financial shall then hold in excess of 24.9% of the outstanding shares of common stock of the Corporation, Southern Financial shall have the right, but not the obligation, to exchange a sufficient number of shares of common stock of the Corporation which it holds for non-voting shares of preferred stock of the Corporation with rights and privileges otherwise substantially similar to the rights and privileges of the common stock of the Corporation so as to otherwise retain its economic interest in the corporation but with its voting interest limited to 24.9%. In such event, the Stockholders shall vote to approve any amendment to the Articles of Incorporation or other corporate action necessary or appropriate to give effect to the foregoing exchange arrangements.

      5. Management and Voting.

      A. All of the Stockholders covenant and agree, one to the other, that they shall vote their shares of Stock and, if applicable, vote as members of the Board of Directors, in such a manner that the Board of Directors shall consist of three (3) members, and such three (3) members shall consist of (i) Ross, so long as he shall continue to be employed by the Corporation pursuant to his Employment Agreement, (ii) Southern Financial’s designee, and (iii) Harry Radcliffe’s designee.

      B. The Stockholders agree that the shares of Stock shall be voted for or against the following matters as determined by the vote of holders of at least two-thirds ( 2/3) of the then-outstanding shares of Stock: (1) a proposed consolidation or merger of the Corporation with or into any other Person, (2) a proposed sale or exchange of all, or substantially all, of the assets of the Corporation, (3) a proposed liquidation or

4

dissolution of the Corporation, (4) issuing any additional shares of capital stock (including treasury stock) of any class (now or hereafter authorized), other than pursuant to the exercise of options under an equity compensation plan of the Corporation, (5) issuing any security convertible into, or exchangeable for, shares of capital stock, (6) issuing any options, warrants or rights to acquire shares of capital stock other than pursuant to equity compensation plans of the Corporation in existence as of the date hereof, or (7) any other proposed corporate matter which, by law or under the Articles of Incorporation or Bylaws of the Corporation, otherwise requires the affirmative vote of more than fifty percent (50%) of all votes entitled to be cast on such matter. The Stockholders agree to cause the directors of the Corporation not to take any action inconsistent with the provisions hereof. Notwithstanding Section 3A hereof, any such action may be taken at any time provided that the requisite two-thirds ( 2/3) vote is obtained.

      C. In the event that the Corporation issues common stock, other than pursuant to the exercise of options granted under equity compensation plans of the Corporation, Southern Financial shall have the right, exercisable for 10 days after such issuance by the Corporation of shares of common stock, to purchase an additional number of shares of common stock at the same issuance price and subject otherwise to the same terms and conditions such that after giving effect to such issuances, Southern Financial would then own 24.9% of the outstanding common shares of the Corporation.

      6. Involuntary Transfers

      A. In the event of an Involuntary Transfer of any shares of Stock by a Stockholder (the “Involuntary Transfer Shares”), the affected Stockholder shall, as promptly as practicable, give, or cause to be given, to the Corporation Registered Notice, and the Corporation shall promptly send copies of such Registered Notice to the Remaining Stockholders, identifying the date upon which the Involuntary Transfer is expected to take place and identifying the intended transferee and the circumstances giving rise to the Involuntary Transfer. In the event of such Involuntary Transfer, the Corporation shall have the option to purchase all, but not less than all, of the Involuntary Transfer Shares for a price per share equal to the Transfer Price. The Valuation Date for purposes of establishing the Transfer Price for the Involuntary Transfer Shares shall be the last day of the calendar quarter immediately preceding the calendar quarter in which the Closing Date occurs or the Registered Notice giving notice of the Involuntary Transfer is received by the Corporation, whichever is first to occur.

      B. The Corporation’s option to purchase all, but not less than all, of the Involuntary Transfer Shares shall be exercisable for a thirty (30) day period following the date of receipt of Registered Notice from the Stockholder owning the Involuntary Transfer Shares, or any notice from any Person acquiring or to acquire any interest in the Involuntary Transfer Shares, or if no Registered Notice is received, the date upon which the Corporation first learns of the Involuntary Transfer. At any time during its thirty (30) day option period, the Corporation may elect to exercise its option by giving Registered Notice of its election to the Stockholder holding the Involuntary Transfer Shares or the proposed transferee.

      C. If the Corporation declines or fails to exercise the option granted to it under Section 6B above, the Remaining Stockholders shall have the option, exercisable for a thirty (30) day period after expiration of the Corporation’s rights under its option, upon the same terms, conditions and provisions otherwise set forth in this Section, to purchase all of Involuntary Transfer Shares Pro Rata, unless the Remaining Stockholders holding at least two-thirds ( 2/3) of the shares of Stock otherwise agree upon a different proportion. If one or more of the Remaining Stockholders declines to so purchase, their option to purchase the Involuntary Transfer Shares shall be likewise apportioned to the other Remaining Stockholders. The Remaining Stockholders’ option under this Section 6D shall be exercised by sending Registered Notice to the Stockholder holding the Involuntary Transfer Shares or the proposed transferee and shall set forth (i) the purchaser(s) of the Involuntary Transfer Shares, (ii) the number of shares to be purchased by each, and (iii) the Closing Date. If none of the Corporation or the Remaining Stockholders exercise their respective options to purchase the Involuntary Transfer Shares, then the Involuntary Transfer Shares may be Transferred to the proposed transferee identified in the first Registered Notice subject to Section 15 of this Agreement.

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      D. The Closing Date for the Closing on the purchase and sale of Stock to the Corporation or the Remaining Stockholders under this Section 6 shall be as set forth in the Registered Notice sent by the Corporation or the Remaining Stockholders, as applicable, and shall be no sooner than ten (10) days and no later than thirty (30) days from the date of such Registered Notice.

      E. Notwithstanding the provisions of this Section 6, Southern Financial may transfer its interest in the Corporation to Provident Bankshares Corporation (“Provident”) in connection with the consummation of the transactions contemplated by the Agreement and Plan of Reorganization by and between Provident and Southern Financial, dated as of November 3, 2003, provided that Provident becomes a signatory to this Agreement.

      7. Termination Transfer.

      A. In the event of a termination of a Stockholder’s employment with the Corporation, the Corporation shall have the option to purchase all, but not less than all, of the shares of the Stock owned (the “Termination Transfer Shares”) by the terminating Stockholder for a price per share equal to the Transfer Price. The Valuation Date for purposes of establishing the Transfer Price for the Termination Transfer Shares shall be the last day of the calendar quarter immediately prior to the quarter in which the terminating Stockholder’s employment is terminated. The Corporation shall promptly send Registered Notice to the Remaining Stockholders of such termination and effective date of the termination. The Corporation’s option shall be exercisable for a thirty (30) day period beginning on the date the terminated Stockholder’s employment with the Corporation is terminated. At any time during its thirty (30) day option period, the Corporation may elect to exercise its option by giving Registered Notice of its election to the terminated Stockholder.

      B. If the Corporation declines or fails to exercise the option granted to it under Section 7A above, the Remaining Stockholders shall have the option, exercisable for a thirty (30) day period after expiration of the Corporation’s rights under its option, upon the same terms, conditions and provisions otherwise set forth in this Section, to purchase the Termination Transfer Shares Pro Rata, unless the Remaining Stockholders holding at least two-thirds ( 2/3) of the shares of Stock otherwise agree upon a different proportion. If one or more of the Remaining Stockholders declines to so purchase, their option to purchase the Termination Transfer Shares shall be likewise apportioned to the other Remaining Stockholders. The Remaining Stockholders’ option under this Section 7B shall be exercised by sending Registered Notice to the terminated Stockholder and shall set forth (i) the purchaser(s) of the Termination Transfer Shares, (ii) the number of shares to be purchased by each, and (iii) the Closing Date. If none of the Corporation or the Remaining Stockholders exercise their respective options to purchase the Termination Transfer Shares, then the Termination Transfer Shares may be retained by the terminating Stockholder, but shall otherwise remain subject to this Agreement.

      C. The Closing Date for the Closing on the purchase and sale of Stock under this Section 7 shall be as set forth in the Registered Notice sent by the Corporation or the Remaining Stockholders, as applicable, and shall be no sooner than ten (10) days and no later than thirty (30) days from the date of such Registered Notice.

      8. Disability or Death of a Stockholder

      A. Disability Transfer.

1. In the event a Stockholder shall become Totally Disabled, the Corporation shall have the option to purchase all, but not less than all, of the shares of Stock owned by the Totally Disabled Stockholder (the “Disability Shares”) for a price per share equal to the Transfer Price. The Valuation Date for purposes of establishing the Transfer Price for the Disability Shares shall be the last day of the calendar quarter immediately preceding the quarter in which Date of Disability occurs. The Corporation’s option shall be exercisable for a thirty (30) day period beginning on the conclusion of the Disability Period. The Corporation shall promptly send Registered Notice to the Remaining Stockholders of the conclusion of the Disability Period. At any time during its thirty (30) day option

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period, the Corporation may elect to exercise its option by giving Registered Notice of its election to the Totally Disabled Stockholder or his Personal Representative, if one has been appointed.

2. If the Corporation declines or fails to exercise the option granted to it under Section 8A.1, the Remaining Stockholders shall have the option, exercisable for a thirty (30) day period after the expiration of the Corporation’s rights under its option, upon the same terms, conditions and provisions otherwise set forth in this Section 8A, to purchase the Disability Shares Pro Rata, unless the Remaining Stockholders holding at least two-thirds ( 2/3) of the shares of Stock otherwise agree upon a different proportion. If one or more of the Remaining Stockholders declines to so purchase, their option to purchase the Disability Shares shall be likewise apportioned to the Remaining Stockholders. The Remaining Stockholders’ option under this Section 8A.2 shall be exercised by sending Registered Notice to the Totally Disabled Stockholder or his Personal Representative, if one has been appointed, and shall set forth (i) the purchaser(s) of the Disability Shares, (ii) the number of shares to be purchased by each, and (iii) the Closing Date.

3. The Closing Date for the Closing on the purchase and sale of Stock under this Section 8A shall be as set forth in the Registered Notice sent by the Corporation or the Remaining Stockholders, as applicable, and shall be no sooner than ten (10) days and no later than thirty (30) days from the date of such Registered Notice.

      B. Decedent Transfer.

1. Upon the death of a Stockholder, the Corporation shall have the option to purchase all, but not less than all, of the shares of Stock owned by the deceased Stockholder (the “Decedent Shares”), for a price per share equal to the Transfer Price. The Valuation Date for purposes of establishing the Transfer Price for the Decedent Shares shall be the last day of the calendar quarter immediately preceding the quarter in which the Stockholder dies. The Corporation’s option shall be exercisable for a thirty (30) day period beginning on the date of the deceased Stockholder’s death. The Corporation shall promptly send Registered Notice to the Remaining Stockholders of the date of the deceased Stockholder’s death. At any time during its thirty (30) day option period, the Corporation may elect to exercise its option by giving Registered Notice of its election to the Personal Representative of the deceased Stockholder.

2. If the Corporation declines or fails to exercise the option granted to it under Section 8B.1, the Remaining Stockholders shall have the option exercisable for thirty (30) days after expiration of the Corporation’s rights under its option, upon the same terms, conditions and provisions otherwise set forth in this Section 8B, to purchase the Decedent Shares Pro Rata, unless the Remaining Stockholders holding at least two-thirds ( 2/3) of the shares of Stock otherwise agree upon a different proportion. If one or more of the Remaining Stockholders declines to so purchase, their option to purchase the Decedent Shares shall be likewise apportioned to the Remaining Stockholders; provided, however, that all of the Decedent’s Shares shall be purchased under the terms hereof. The Remaining Stockholders’ option under this Section 8B.2 shall be exercised by sending Registered Notice to the Personal Representative of its deceased Stockholder and shall set forth (i) the purchaser(s) of the Decedent’s Shares, (ii) the number of shares to be purchased by each and (iii) the Closing Date. If none of the Corporation or the Remaining Stockholders exercise their respective options to purchase the Decedent Shares, then the Personal Representative may distribute such shares in accordance with applicable law; provided, however, that such shares shall otherwise remain subject to this Agreement. If none of the Corporation or the Remaining Stockholders exercise their respective options to purchase the Decedent Shares, then the Personal Representative may distribute such shares in accordance with applicable law; provided, however, that such shares shall otherwise remain subject to this Agreement.

3. The Closing Date for the Closing on the purchase and sale of Stock under this Section 8B shall be as set forth in the Registered Notice sent by the Corporation or the Remaining Stockholders and shall be no sooner than twenty (20) days after appointment of the personal representative of the deceased Stockholder and no later than thirty (30) days from the date of such Registered Notice.

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      9. Transfer Price.

      The “Transfer Price” shall be the “fair market value” of the Stock as of the applicable Valuation Date divided by the number of shares of Stock outstanding on such date. The term “fair market value” means the price at which the property (i.e., the Stock) would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or sell and both having reasonable knowledge of relevant facts. The determination of fair market value shall not include any adjustment to reflect a discount for minority interest or lack of marketability. Fair market value shall be determined by an independent valuation entity experienced in the valuation of closely held corporations selected by the Corporation and reasonably satisfactory to the Stockholders participating in the related transaction. The determination of the entity selected by the Corporation pursuant hereto shall, for purposes of this Agreement, be final, conclusive and binding upon each of the parties hereto.

      10. Closing.

      A. The Closing on a purchase of shares of Stock pursuant to Sections 4, 6, 7, or 8 of this Agreement shall be held at the principal office of the Corporation or at such other place upon which the parties shall otherwise agree.

      B. In the event that the Corporation or any of the Stockholders elect(s) to exercise any right, privilege or option to acquire shares of Stock under this Agreement and the transferring Stockholder should die or become Totally Disabled prior to the Closing Date, the purchase and sale of Stock pursuant to the exercise of such right, privilege or option shall continue to apply and the provisions of Section 8 shall not be applicable.

      C. At the Closing, the certificate or certificates representing the shares of Stock so purchased shall be delivered to the Corporation or the purchasing Stockholders, as the case may be, duly endorsed for transfer, and such assignments, certificates of authority, consents to Transfer, instruments and evidences of title of the transferor and of the transferor’s compliance with this Agreement as may be reasonably required by the transferee (or by counsel for the transferee). Furthermore, at the Closing the Stockholder shall deliver, if applicable, a written resignation as a director and/or officer of the Corporation and as a trustee of any employee benefit trust maintained by the Corporation.

      D. At the Closing, the Transfer Price shall be paid by wire transfer or by an official bank check as designated by the selling Stockholder.

      E. Any amount payable to a Stockholder pursuant to this Section 10 shall be offset by any then-outstanding principal, interest and accrued expenses with respect to any indebtedness of such Stockholder that is payable to the Corporation (excluding any loan serviced by the Corporation), it being acknowledged and agreed that such indebtedness will become due and owing to the Corporation irrespective of any prior terms or understandings to the contrary.

      11. Sale of the Company

      A. Drag-Along Sale.

      Notwithstanding Section 5B.1, in the event of a proposed sale by one or more Stockholders to a third party of more than 50% of the outstanding shares of Stock or a proposed merger or a proposed sale of all or substantially all of the assets of the Corporation in which the Stockholders will receive cash or securities listed on a national securities exchange or a combination of both which is proposed or supported by Stockholders holding more than 50% of the outstanding shares of Stock (“Drag-Along Sale”), upon the written request of the Stockholder or Stockholders arranging or supporting the Drag-Along Sale, the Corporation shall deliver Registered Notice to each of the other Stockholders at least twenty (20) days prior to the consummation of such transaction, setting forth the material terms thereof. Each Stockholder shall (i) vote for, consent to and raise no objection to such Drag-Along Sale, (ii) if the Drag-Along Sale is structured as a merger or consolidation, waive any dissenters, appraisal or similar rights in connection with such merger or consolidation, (iii) if the Drag-Along Sale is structured as a sale of stock, agree to sell and sell all of his or its shares of Stock and rights to acquire shares of Stock on the same terms and

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conditions as the Stockholder or Stockholders arranging or supporting the Drag-Along Sale, and (iv) take such actions and execute such documents as shall be deemed necessary or desirable by the Stockholder or Stockholders arranging or supporting the Drag-Along Sale or the Board of Directors in connection with the consummation of the Drag-Along Sale.

      B. Tag-Along Sale. In the event that at any time one or more Stockholders propose to Transfer, in any transaction or series of related transactions to a third party (other than to a Permitted Transferee), shares of Stock consisting of at least 25% of the then outstanding shares of Stock, and such Stockholders have not exercised or are not authorized to exercise Drag-Along Sale rights in Section 11A above and none of the options created otherwise hereunder have been exercised by the Corporation or the Stockholders (“Tag-Along Sale”), they must first afford each of the other Stockholders the opportunity to Transfer to the third party that number of his or its shares of Stock determined as a percentage that is equal to the result obtained by dividing (i) the aggregate number of shares of Stock to be Transferred in the proposed Transaction by (ii) the total number of outstanding shares of Stock held by the Transferring Stockholder immediately before the proposed Transaction. Any such Transfer to the third party transferee shall be on the same terms and conditions governing such Tag-Along Sale. At least thirty (30) days prior to the scheduled closing of a Tag-Along Sale, the Stockholder or Stockholders arranging the Tag-Along Sale shall provide Registered Notice to the other Stockholders of the terms and conditions of the Tag-Along Sale. If the other Stockholders desire to Transfer to such third party any of the shares of Stock then owned by such Stockholders pursuant to this Tag-Along Sale right, each such Stockholder shall, at least fifteen (15) days prior to the scheduled closing of the Tag-Along Sale, provide the Stockholder or Stockholders arranging the Tag-Along Sale Registered Notice of its intention to so Transfer shares (and setting forth the number of shares of Stock to be Transferred) and at the closing of the Tag-Along Sale the Stockholders shall Transfer, and the Stockholder or Stockholders arranging the Tag-Along Sale shall take such actions necessary to effectuate such Transfer, to the third party such shares on the same terms and conditions governing the Tag-Along Sale.

      C. Pricing. In the event of a Transfer of shares pursuant to Section 11 hereof, the allocation of the aggregate purchase price (and the determination of the appropriate price per share) will be determined by valuing the entire Company at the price per share upon which the Drag-Along Sale or Tag-Along Sale is proposed (or the aggregate purchase price that has been proposed for the Corporation, as applicable), and treating the Transfer as if the Corporation had sold all of its assets, had obtained the aggregate purchase price available for distribution to its Stockholders, and distributed such proceeds among those Stockholders participating in the Drag-Along Sale or Tag-Along Sale transaction in accordance with the terms of the Corporation’s Articles of Incorporation and applicable law. The provisions of Section 9 regarding the Transfer Price shall not apply to a Tag-Along Sale or Drag-Along Sale.

      D. Closing. In the event of a Transfer of shares pursuant to Section 11 hereof, the time and place for the closing, and the method of payment for the Stock to be Transferred, shall be governed by the related offer and the terms of this Section 11D. The provisions of Section 10 shall not apply to a Tag-Along Sale or Drag-Along Sale. At the closing, the certificate or certificates representing the shares of Stock Transferred pursuant to this Section 11 shall be delivered to the purchaser, duly endorsed for transfer, and such assignments, certificates of authority, consents to transfer, instruments and evidences of title of the transferor and of the transferor’s compliance with this Agreement as may be reasonably required by the transferee (or by counsel for the transferee). Furthermore, at the closing the Stockholder shall deliver, if applicable, a written resignation as a director and/or officer of the Corporation and as a trustee of any employee benefit trust maintained by the Corporation.

      12. Corporation Action.

      A. Each Stockholder agrees that if such Stockholder is selling shares of Stock in a transaction covered by this Agreement, such Stockholder shall vote as a stockholder of the Corporation and, if applicable, as a member of the Board of Directors of the Corporation, and direct its designee on the Board of Directors, if applicable, to vote, in favor of the exercise by the Corporation of its option, if any, to purchase all of such shares of Stock which such Stockholder has offered to sell to the Corporation

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pursuant to and within the provisions of this Agreement if the Remaining Stockholders holding a majority of the shares of Stock held by them vote in favor of causing the Corporation to exercise its option to acquire such shares.

      B. In the event that the Corporation has exercised its option to purchase shares of Stock under this Agreement, and in the event that, under the applicable laws of the jurisdiction of incorporation of the Corporation, the Corporation is legally prevented from purchasing shares of Stock hereunder, the Corporation shall promptly take (or cause to be taken) such measures (whether it be an amendment of the Articles of Incorporation or Bylaws of the Corporation, a reduction of its capital, a reappraisal of its assets and/or any other corporate action) as are necessary or appropriate to enable the Corporation to purchase such shares of Stock in accordance herewith.

      C. In the event that the measures described in Section 12B hereof prove ineffective and that, despite such measures, the Corporation is legally prevented under the laws of such jurisdiction of incorporation or for any other reason whatsoever from purchasing any or all of the shares of Stock that the Corporation has the option to purchase hereunder, the other Stockholders of the Corporation shall have the option (but shall not have the obligation) to purchase Pro Rata, or in such other proportion as they shall otherwise agree upon, that part (even to the extent of all) of the shares of Stock that the Corporation is legally prevented from purchasing at the price and upon the terms set forth in herein.

      13. Stock Transfer Record.

      The Corporation shall keep a stock transfer book in which shall be recorded the name and address of each Stockholder and the ownership of Stock. No Transfer of any shares of Stock shall be effective or valid unless and until recorded in such stock transfer book. The Corporation agrees not to record any Transfer of shares of Stock in such stock transfer book unless the Transfer is in strict compliance with all provisions of this Agreement. Each Stockholder agrees that, in the event such Stockholder desires to make a Transfer within the provisions hereof, such Stockholder shall furnish to the Corporation such evidence of such Stockholder’s compliance with this Agreement as may be required by the Board of Directors or counsel for the Corporation.

      14. Endorsement on Stock-Certificates.

      Each certificate representing shares of Stock of the Corporation now or hereafter held by a Stockholder shall bear statements in substantially the following forms:

“The securities represented by this certificate (or other document) have been issued pursuant to a claim or exemption from the registration or qualification provisions of Federal and applicable State securities laws and may not be sold or transferred without compliance with the registration or qualification provisions of applicable Federal and State securities laws or applicable exemptions therefrom.

The voluntary or involuntary encumbering, transfer, or other disposition (including, without limitation, any disposition pursuant to the laws of bankruptcy, intestacy, descent and distribution or succession) of the shares represented by the within certificate is restricted under the terms of an Agreement by and among the Corporation and certain of its Stockholders dated , a copy of which Agreement is on file at the principal office of the Corporation.”

      15. Agreement Binding Upon Transferees.

      In the event that, at any time or from time to time, any shares of Stock are Transferred to any Person pursuant to this Agreement, the transferee shall take such shares of Stock pursuant to all provisions, conditions and covenants of this Agreement, and, as a condition precedent to the Transfer of such shares of Stock, the transferee shall agree (for and on behalf of himself or itself, his or its legal representatives and his or its transferees and assigns) in writing to be bound by all provisions of this Agreement as a party hereto and in the capacity of a Stockholder. In the event that there shall be any Transfer to any Person pursuant to any provision of this Agreement and in compliance with the provisions of this Section 15, all references herein to a Stockholder shall thereafter be deemed to include such transferee.

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      16. Termination.

      This Agreement shall be perpetual until the happening of any of the events listed below, upon the first to occur of which all rights, duties and obligations hereunder shall cease:

A. The agreement in writing of the Stockholders holding two-thirds ( 2/3) of the shares of Stock to terminate this Agreement.

B. The dissolution of the Corporation.

C. In the event that there shall be only one (1) owner of issued and outstanding shares of Stock of the Corporation.

D. In the event that there is a merger, consolidation or share exchange whereby the Corporation is not the surviving or successor-corporation, as the case may be.

      17. Additional Actions and Documents.

      Each of the parties hereto agrees to take or cause to be taken such further actions, to execute, acknowledge, seal and deliver or cause to be executed, acknowledged, sealed and delivered such further instruments and documents, and to use his or its reasonable efforts to obtain such requisite consents, as the Corporation may from time to time reasonably request in order to fully effectuate the purposes and fulfill the intent of this Agreement.

      18. Consent and Approval of Spouse.

      Each married party to this Agreement agrees to obtain the consent and approval of his or her spouse, by the execution, sealing and delivery of this Agreement by such spouse, to all the terms, conditions and provisions of this Agreement. Should an unmarried party to this Agreement become married, or should a married party to this Agreement divorce and remarry after the date hereof, such party agrees to obtain the consent and approval of such spouse, by the execution, sealing and delivery of this Agreement by such spouse, to all of the terms, conditions and provisions of this Agreement.

      19. Ownership of Stock.

      Each Stockholder severally represents and warrants to the Corporation and to each of the other Stockholders that: (i) he or she is the sole owner of the shares of Stock set forth opposite his name in Schedule 1 attached hereto and incorporated herein by reference, (ii) all of such shares are free and clear of any and all liens, claims, charges, security interests, or encumbrances of any kind (other than those imposed by this Agreement), and (iii) he or she has the full and entire right, power and authority to encumber such shares in accordance with the terms, conditions and provisions of this Agreement.

      20. Specific Performance.

      The parties hereto agree that the shares of Stock of the Corporation covered hereby are unique, that failure to perform the obligations provided by this Agreement will result in irreparable damage, and that specific performance of these obligations may be obtained by suit in equity.

      21. Notices.

      Any and all notices provided for herein, including but not limited to any and all Registered Notices, shall be given in writing and delivered personally (effective upon receipt) or sent by reputable overnight delivery service (effective the day after having been sent) or sent by registered or certified mail, return receipt requested, with first-class postage prepaid (effective 3 days after posting). Such notices shall be addressed: (a) if to the Corporation, to 410 N. Center Drive, Norfolk, Virginia 23502; and (b) if to a Stockholder, to the address as reflected in the stock records of the Corporation, unless notice of a change of address is furnished to the other party in the manner provided in this Section 21.

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      22. Remedy for Failure to Transfer Shares.

      In the event that a Stockholder shall be required to sell such Stockholder’s shares of Stock pursuant to any provision hereof, and such Stockholder is unable to, or for any reason does not, deliver the certificate or certificates evidencing such shares to the Person who is to purchase or acquire such shares, in accordance with the applicable provisions of this Agreement, the purchaser or acquirer of such shares may deposit the purchase price for such shares (as set forth under the applicable provisions of this Agreement) with the Corporation’s certified public accountant, as agent or trustee, or in escrow with the Corporation, for such Stockholder, to be held by such accountant or the Corporation until claimed by such Stockholder. Upon such deposit by the purchaser or acquirer of such shares, and upon notice to the Stockholder (as described in Section 21 hereof) who was required to sell, (a) the shares of Stock of such Stockholder to be sold or acquired pursuant-to the applicable provisions of this Agreement shall at such time be deemed to have been sold, assigned, transferred and conveyed to such purchaser or acquirer, (b) such Stockholder shall have no further rights thereto, and (c) the Corporation shall record such Transfer in its stock transfer book.

      23. Invalid or Unenforceable Provisions.

      The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

      24. Arbitration.

      Any controversy, claim or dispute arising out of or relating to this Agreement or breach thereof which cannot be settled between or among the parties involved shall, upon the request of any party involved, be submitted to and finally determined by arbitration in accordance with the rules of the American Arbitration Association then applicable in the Commonwealth of Virginia. Any decision made pursuant thereto shall be conclusive and binding on all parties involved, and judgment or injunction based upon such decision may be entered in any court having jurisdiction thereof.

      25. Benefit and Burden.

      This Agreement shall inure to the benefit of, and shall be binding upon, (a) the Corporation and its successors and assigns, and (b) the Stockholders and their respective heirs, legatees, distributees, estates, executors, administrators, and Personal Representatives.

      26. Miscellaneous.

      A. The use of a gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural and vice versa, wherever appropriate.

      B. No change or modification of this Agreement shall be valid unless the same is in writing and signed by Stockholders holding at least two-thirds ( 2/3) of the shares of Stock. Notwithstanding the foregoing, no change or modification to the number of members of the Board of Directors as provided in Section 5A of this Agreement shall be permitted which shall have the effect of terminating Ross’s or Southern Financial’s designee’s membership on the Board of Directors unless Ross shall no longer be employed by the Corporation or Southern Financial owns less than 10% of the outstanding shares of common stock of the Corporation. In addition, if the number of directors is increased to more than four directors but less than 10 directors, Southern Financial shall be entitled to an additional designee, provided that at the time of expansion of the Board of Directors Southern Financial continues to hold at least 24.9% of the outstanding shares of Corporation common stock. Any increase of the Board of Directors to ten directors or more shall entitle Southern Financial to an additional director designee on the same principles reflected in the immediately preceding sentence. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom such waiver is sought to be enforced. The failure of any party at any time to insist upon, or any delay by any party at any time to insist upon, strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed

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as a waiver or relinquishment of the right to insist upon strict performance of the same condition, promise, agreement or understanding at a future time.

      C. This Agreement sets forth all of the promises, agreements, conditions, and understandings among the parties hereto with respect to the shares of Stock, and there are no promises, with respect to such shares, other than as set forth herein. Any and all prior agreements with respect to such shares of Stock are hereby revoked. This Agreement is, and is intended by the parties to be, an integration of any and all prior agreements or understandings, oral or written, with respect to such shares of Stock.

      D. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement.

      E. To the extent possible, this Agreement, the Articles of Incorporation of the Corporation, and the By-Laws of the Corporation shall be construed so as to be consistent. Where such Articles of Incorporation or By-Laws are inconsistent with this Agreement, this Agreement shall control.

      F. This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Virginia.

      G. The headings and other captions in this Agreement are for convenience of reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

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CORPORATION SIGNATURE PAGE

TO STOCKHOLDERS’ AGREEMENT

      IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto, as of the date first above written.

CORPORATION:

By:

Name:

Title:

ATTEST:

Name:

Title:

[Corporate Seal]

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STOCKHOLDER SIGNATURE PAGE

TO STOCKHOLDERS’ AGREEMENT

      IN WITNESS WHEREOF, the undersigned, a Stockholder of LoanCare Servicing Center, Inc., and his/her spouse have hereunto executed this Agreement as of the date first above written.

Name:
Addresses:

Name:

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STOCKHOLDER’S AGREEMENT

SCHEDULE 1

Number of
Stockholder’s Name:	Shares Owned:

Total

16

SCHEDULE 2

EMPLOYMENT AGREEMENTS

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers of Southern Financial Bancorp, Inc.

     Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia of 1950, as amended (the “Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

     Southern Financial’s Articles of Incorporation, as amended, contain provisions indemnifying the directors and officers of Southern Financial against expenses and liabilities (including counsel fees) incurred in legal proceedings to the fullest extent permitted by Virginia law.

ITEM 21. Exhibits and Financial Statement Schedules.

(a)	List of Exhibits

Exhibit
Number	Description

2.1*	Amended and Restated Agreement and Plan of Reorganization by and among Southern Financial Bancorp, Inc., Essex Bancorp, Inc. and LoanCare Servicing Center, Inc. dated as of July 24, 2003 (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

2.2	Agreement and Plan of Reorganization by and among Southern Financial Bancorp, Inc., Southern Financial Bank and Metro-County Bank of Virginia, Inc. dated as of April 25, 2002 (incorporated herein by reference to Exhibit 2.1 to Southern Financial’s Registration Statement on Form S-4 (Registration No. 333-88940)).

3.1	Articles of Incorporation of Southern Financial Bancorp, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Southern Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

3.2	Bylaws of Southern Financial Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 to Southern Financial Bancorp, Inc.’s Registration Statement on Form S-4, (Registration No. 33-95246 filed with the Securities and Exchange Commission on August 4, 1995)).

5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered.

8.1*	Opinion of Bracewell & Patterson, L.L.P. as to certain tax matters.

Exhibit
Number	Description

10.1+	1993 Stock Option and Incentive Plan of Southern Financial Bancorp, Inc., As Amended and Restated (incorporated herein by reference to Exhibit 4.4 to Southern Financial’s Registration Statement on Form S-8 (Registration No. 333-68706)).

10.2+	Southern Financial Bancorp, Inc. 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 to Southern Financial’s Registration Statement on Form S-8 (Registration No. 333-110347)).

21.1*	Subsidiaries of Southern Financial Bancorp, Inc.

23.1*	Consent of KPMG LLP, independent auditors of Southern Financial.

23.2*	Consent of KPMG LLP, independent auditors of Essex Bancorp.

23.3*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.4*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

24.1	Power of Attorney of Directors and Officers of Southern Financial. Included on the signature page of this Form S-4 and incorporated herein by reference.

99.1*	Form of Proxy for Essex Special Meeting of Shareholders.

99.2*	Consent of RP Financial, LC.

*	Filed herewith.
+	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

Either not applicable or shown in the financial statements or notes thereto.

(c)	Opinion of Financial Advisor

Furnished as Appendix C to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

ITEM 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warrenton, Commonwealth of Virginia, on November 25, 2003.

SOUTHERN FINANCIAL BANCORP, INC.
(Registrant)

By:	/s/ Georgia S. Derrico

Georgia S. Derrico
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Georgia S. Derrico and R. Roderick Porter and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Georgia S. Derrico
Georgia S. Derrico	Chairman of the Board and Chief Executive Officer	November 25, 2003

/s/ Patricia A. Ferrick
Patricia A. Ferrick	Senior Vice President and Chief Financial Officer	November 25, 2003

/s/ R. Roderick Porter
R. Roderick Porter	President and Chief Operating Officer and Director	November 25, 2003

/s/ David deGive
David deGive	Senior Vice President/Treasurer and Director	November 25, 2003

/s/ John C. Belotti
John C. Belotti	Director	November 25, 2003

/s/ Fred L. Bollerer
Fred L. Bollerer	Director	November 25, 2003

Signature	Title	Date

/s/ Neil J. Call
Neil J. Call	Director	November 25, 2003

/s/ Alfonso G. Finocchiaro
Alfonso G. Finocchiaro	Director	November 25, 2003

/s/ Barbara J. Fried
Barbara J. Fried	Director	November 25, 2003

/s/ Virginia Jenkins
Virginia Jenkins	Director	November 25, 2003

/s/ Michael P. Rucker
Michael P. Rucker	Director	November 25, 2003

/s/ Richard E. Smith
Richard E. Smith	Director	November 25, 2003

/s/ Robert P. Warhurst
Robert P. Warhurst	Director	November 25, 2003

EXHIBIT INDEX

Exhibit
Number	Description

2.1*	Amended and Restated Agreement and Plan of Reorganization by and among Southern Financial Bancorp, Inc., Essex Bancorp, Inc. and LoanCare Servicing Center, Inc. dated as of July 24, 2003 (included as Appendix A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

2.2	Agreement and Plan of Reorganization by and among Southern Financial Bancorp, Inc., Southern Financial Bank and Metro-County Bank of Virginia, Inc. dated as of April 25, 2002 (incorporated herein by reference to Exhibit 2.1 to Southern Financial’s Registration Statement on Form S-4 (Registration No. 333-88940)).

3.1	Articles of Incorporation of Southern Financial Bancorp, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Southern Financial’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

3.2	Bylaws of Southern Financial Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 to Southern Financial Bancorp, Inc.’s Registration Statement on Form S-4, (Registration No. 33-95246 filed with the Securities and Exchange Commission on August 4, 1995)).

5.1*	Opinion of Bracewell & Patterson, L.L.P. regarding the legality of the securities being registered.

8.1*	Opinion of Bracewell & Patterson, L.L.P. as to certain tax matters.

10.1+	1993 Stock Option and Incentive Plan of Southern Financial Bancorp, Inc., As Amended and Restated (incorporated herein by reference to Exhibit 4.4 to Southern Financial’s Registration Statement on Form S-8 (Registration No. 333-68706)).

10.2+	Southern Financial Bancorp, Inc. 2003 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.1 to Southern Financial’s Registration Statement on Form S-8 (Registration No. 333-110347)).

21.1*	Subsidiaries of Southern Financial Bancorp, Inc.

23.1*	Consent of KPMG LLP, independent auditors of Southern Financial.

23.2*	Consent of KPMG LLP, independent auditors of Essex Bancorp.

23.3*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.4*	Consent of Bracewell & Patterson, L.L.P. included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

24.1	Power of Attorney of Directors and Officers of Southern Financial. Included on the signature page of this Form S-4 and incorporated herein by reference.

99.1*	Form of Proxy for Essex Special Meeting of Shareholders.

99.2*	Consent of RP Financial, LC.

*      Filed herewith.

+      Management contract or compensatory plan or arrangement.